As filed with the Securities and Exchange Commission on September 26, 2008
Registration No. 333-153449

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Osmetech plc
(Exact name of Registrant as specified in its charter)

England and Wales	3841	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

No. 1 Liverpool Street
London EC2M 7QD
United Kingdom
+44 (0)20 7849 6027

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

James N. White
Osmetech, Inc.
757 S. Raymond Avenue
Pasadena, California 91105
(626) 463-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David S. Rosenthal, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036 (212) 698-3500	Steven D. Singer, Esq. Wendell C. Taylor, Esq. Wilmer Cutler Pickering Hale & Dorr LLP 399 Park Avenue New York, New York 10022 (212) 230-8800

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated September 26, 2008

5,500,000 American Depositary Shares
representing 192,500,000 ordinary shares

OSMETECH PLC

This is our initial public offering in the United States and no public market exists for our American Depositary Shares, or ADSs. We are selling 5,500,000 ADSs representing an aggregate of 192,500,000 ordinary shares. Each ADS represents 35 ordinary shares. ADSs will be evidenced by American Depositary Receipts, or ADRs.

Our ordinary shares are admitted to trading on the AIM Market of the London Stock Exchange plc, or AIM, under the ticker symbol “OMH.” On September 25, 2008 the last reported price on AIM was £0.0963 per ordinary share (equivalent to $6.20 per ADS; based on the noon buying rate of the Federal Reserve Bank of New York on such date, as adjusted for the ratio of 35 ordinary shares per ADS). We expect that the initial public offering price for our ADSs being sold in this offering will be determined by reference to the closing price of our ordinary shares on AIM on the pricing date after taking into account prevailing market conditions and other factors and will be between $7.00 and $9.00 per ADS.

We may sell some of the ADSs in the form of ordinary shares. The price per ordinary share will be determined by reference to the price per ADS set forth below, adjusted for the ratio of 35 ordinary shares per ADS. Unless the context otherwise requires, all references in this prospectus to ADSs include such ordinary shares.

We have applied to have the ADSs listed on the Nasdaq Global Market under the symbol “OSMH.” We have also applied for the ordinary shares being issued in this offering to be admitted to trading on AIM.

Investing in our ADSs and ordinary shares involves risks that are described in the “Risk Factors” section beginning on page 13 of this prospectus. You should read this prospectus carefully before you make an investment decision.

Price $                per ADS

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Per ADS	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters the right to purchase up to 825,000 additional ADSs from us at the public offering price, less underwriting discounts and commissions, within 30 days of the date of this prospectus, to cover over-allotments, if any.

The underwriters expect to deliver the ADSs in New York, New York, against payment in US Dollars and the ordinary shares, if any, in London, England, against payment in British Pounds Sterling on or about          , 2008.

LAZARD CAPITAL MARKETS

CANACCORD ADAMS
The date of this prospectus is          , 2008

You should rely only on the information contained in this prospectus or any free writing prospectus prepared by or on behalf of us. We have not, and the underwriters have not, authorized any other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless otherwise noted:

•	all monetary amounts are in British Pounds Sterling; and

•	for the convenience of the reader, certain British Pound Sterling amounts have been translated into US Dollars at the rate of £1.00 = $1.9906, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2008. On September 25, 2008, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York was £1.00 = $1.8406.

Unless otherwise indicated, all references in this prospectus to: “$” or “US Dollars” are to the lawful currency of the United States of America and ‘‘£,” “British Pound Sterling” or “Pound Sterling” are to the lawful currency of the United Kingdom.

Some numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that preceded them.

In this prospectus, our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS.

eSensor® and our logo are some of our trademarks. This prospectus also includes trademarks, trade names and service marks of other organizations.

PROSPECTUS SUMMARY

This summary highlights key information contained elsewhere in this prospectus. It may not contain all of the information that is important to you and to your investment decision. You should read the entire prospectus carefully, including the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and the consolidated financial statements and related notes set out in this prospectus.

Our Business

Osmetech develops, manufactures and markets an advanced molecular diagnostic platform, the eSensor platform, which enables hospitals and reference laboratories to perform simple, rapid and cost-effective DNA, RNA and protein testing. Our eSensor platform, which utilizes a well-established electrochemical detection technology, is designed to support a broad menu of tests and provide accurate results while minimizing technician involvement. Our unique platform permits multiplexing, or simultaneously running multiple tests on individual samples, and random access testing, or the ability to initiate tests while other tests are in progress. We believe that our eSensor platform has broad applicability, and we are currently developing tests for a variety of diagnostic applications in pharmacogenetics, genetic diseases and infectious diseases.

In July 2008, we received 510(k) clearance from the United States Food and Drug Administration, or FDA, for our eSensor XT-8 System, as well as our eSensor Warfarin Sensitivity Test, and have recently commenced marketing them. The eSensor XT-8 System is the successor to our eSensor 4800 System, for which, together with our eSensor Cystic Fibrosis Carrier Detection Test, we received 510(k) clearance from the FDA in 2006. While marketing a limited number of eSensor 4800 Systems to validate our technology and build a commercial infrastructure, we developed our second-generation eSensor XT-8 System, incorporating the feedback from the FDA clearance process and field use of the eSensor 4800 System.

We believe that our cost-effective eSensor XT-8 System can provide hospital-based and reference laboratories with the ability to process more than 2,500 test cartridges per week while also providing a significant additional source of revenue to hospitals that currently outsource their molecular diagnostic testing to reference laboratories, as well as to reference laboratories that do not currently perform molecular diagnostic testing.

Molecular Diagnostics Market Opportunity

According to Frost & Sullivan, a market research firm, the 2007 worldwide in-vitro diagnostics, or IVD, market was estimated to be $35 billion, and is anticipated to reach $43 billion by 2010. Its fastest growing segment, the molecular diagnostics market, was $2.7 billion in 2007 and is anticipated to reach $7.0 billion in 2014. Molecular diagnostics generally includes the detection and measurement of nucleic acids to diagnose disease and propensity for disease and to treat patients, including diagnostic testing for pharmacogenetics, genetic disease, infectious diseases and cancer. This new and expanding part of the IVD market emerged in response to a need for more rapid, sensitive and specific diagnostic tests than were available using only traditional techniques, such as growth-based tests, biochemical tests or immunoassays. We believe several factors contribute to the growth of this market, including:

•	Decentralization of genetic testing;

•	Conversion from “home-brew” tests to FDA-cleared molecular testing methods;

•	Expansion of genetic testing for disease predisposition;

•	Advances in pharmacogenomics and personalized medicine; and

•	Growth of the infectious disease diagnostic market.

Our Solution

Traditionally, the market for molecular diagnostics testing has been dominated by testing methods that rely on optical or fluorescence technologies. These technologies are expensive to operate and require specialized facilities and highly-trained personnel. In addition, the devices that utilize these technologies are sensitive to dust, debris and movement and require specialized care and maintenance. Our eSensor platform is based on electrochemical technology that uses chemical reactions to detect the presence of certain molecules, which in turn produce different electrical currents. We believe this technology, which is unique in the molecular diagnostics field, has been proven in other clinical applications to deliver accurate and reproducible results in small, robust and affordable formats, which are generally not subject to interference that could compromise test results and do not require specialized care and maintenance.

Specifically, our eSensor platform has the following characteristics that we believe will make it attractive to a wide range of laboratories:

•	Cost-Effectiveness. We believe our low-cost platform would be accessible to most hospitals and reference laboratories, potentially providing them with an additional revenue source while allowing them to better serve their patients and clients.

•	Simplicity and Increased Speed. Our platform automates a number of key process steps and eliminates manual intervention in the detection process. Our proprietary algorithms provide test results without the need for operator interpretation or data manipulation, with processing time in the instrument of only 30 minutes.

•	Broad Applicability. Our platform has broad applicability for a variety of molecular diagnostic applications in pharmacogenetics, genetic diseases, infectious diseases and cancer, and in detection of proteins as well as genetic information.

•	Multiplexing. Our platform allows for the testing of each patient sample for up to 72 biomarkers in a single cartridge, providing for a one-step detection process after preparation of the sample, without the need to separately detect individual biomarkers.

•	Random Access Testing. The cartridge slots used in our platform operate in a completely independent manner, providing true random access and allowing laboratories to economically run different tests on different patient samples at the time they are received and on demand.

•	Accuracy and Reliability. Our proprietary electrochemical method detects nucleic acids with sensitivity and specificity equivalent to systems using optical or fluorescence technologies.

•	Validated Technology. Our technology is based on well-established electrochemical technology used in other clinical applications, most notably in blood glucose measurement.

The eSensor XT 8-System

Our eSensor XT-8 System is a molecular diagnostics system consisting of a compact, expandable benchtop workstation with an integrated touch screen computer and test cartridges. The eSensor XT-8 instrument has one processing tower of eight cartridge slots and is easily expandable by adding up to two additional cartridge processing towers, for a maximum capacity of 24 cartridge slots. Each cartridge slot contains a cartridge connector, a precision heater to control temperature in the cartridge during the test, an air pump to circulate the sample within the cartridge and the electronics to provide the electrical current necessary to effect the electrochemical process that results in relevant target detection.

The eSensor XT-8 System’s disposable, single-use test cartridge consists of an electronic chip and a microfluidic controlled hybridization chamber which is enclosed by a plastic cover. The microfluidic hybridization chamber, into which the prepared sample flows from the sample reservoir, creates a circulating system inside the cartridge that enhances and improves the hybridization efficiency and time to result.

Our Tests

We received 510(k) clearance from the FDA for our eSensor Warfarin Sensitivity Test together with our eSensor XT-8 System in July 2008. Our eSensor Warfarin Sensitivity Test is a pharmacogenetic test that determines how an individual metabolizes and responds to the drug warfarin, which is the most commonly prescribed oral anti-coagulant in North America and Europe. If administration of warfarin is not managed carefully, life threatening side effects may occur. Our test analyzes three biomarkers associated with warfarin metabolism. In addition, in 2006, we received 510(k) clearance for a Cystic Fibrosis carrier detection test for use with our eSensor 4800 System.

We are also currently developing a number of additional tests for our second-generation, eSensor XT-8 System.

•	eSensor Extended Warfarin Sensitivity Test. Based on the eSensor Warfarin Sensitivity Test, this test incorporates a number of additional markers, including the exclusively-licensed CYP450 4F2 biomarker. Clinical studies for this test have been completed and additional development is in process. We expect to submit an application for 510(k) clearance by the end of 2008.

•	2C9 Drug Metabolism Test. This is a genetic test for CYP2C9 biomarkers associated with metabolism of phenytoin and most non-steroidal anti-inflammatory drugs. Development and clinical studies for this test have been completed. We expect to submit an application for 510(k) clearance by the end of 2008.

•	eSensor XT-8 Cystic Fibrosis Test. This is a test for pre-conception screening of cystic fibrosis gene carriers for use with the eSensor XT-8 System. The test is currently in development, and we expect to submit an application for 510(k) clearance in the first half of 2009.

•	Respiratory Pathogen Test Panel. This is a test panel currently in development to detect major respiratory viruses and aid in the identification of bacterial and viral infections. This test will adapt QIAGEN’s QIAplex-based respiratory viral test for use on the eSensor XT-8 System and is currently in development. We expect to submit an application for 510(k) clearance if and when development is completed.

•	Venous Thrombosis Test. This is a genetic test for the most common mutations associated with increased risk of blood clots, which can lead to stroke and pulmonary embolism. This test is currently in development and we expect to submit an application for 510(k) clearance if and when development is completed.

•	2D6 Drug Metabolism Test. This is a genetic test for CYP2D6 biomarkers associated with metabolism of a variety of prescription drugs including antipsychotics, anti-depressants and anti-thrombolytics. This test is currently in development and we expect to submit an application for 510(k) clearance if and when development is completed.

•	Tamoxifen Sensitivity Test. This is a genetic test for metabolism of the breast cancer drug Tamoxifen. This test is currently in development and we expect to submit an application for 510(k) clearance if and when development is completed.

Additionally, we seek to develop and commercialize new tests for detecting human genetic markers, infectious diseases and cancer that are based on biomarkers that are established or have been validated by scientific studies, which we will seek to in-license, if possible, on an exclusive basis. Our platform also supports protein testing, and we are engaged in informal collaborations with respect to, and we are seeking to in-license protein-based biomarkers for use in connection with, our development of applications for protein detection for use on our eSensor platform.

Our Intellectual Property Portfolio

As of June 30, 2008, we owned or had exclusive worldwide rights to 124 patents (including 85 patents issued in the United States) with additional applications pending, mostly in the field of electrochemical detection of biological compounds such as DNA, RNA and proteins. Our intellectual property portfolio for our core electrochemical technology was built through the combination of our acquisition of the Clinical Micro Sensors business from Motorola, Inc. in 2005, and our prosecution of new patent applications to protect our ongoing development activities. Motorola initially purchased the Clinical Micro Sensors business for $280 million and invested over $100 million in the further development of the technology. We have retained all rights to our intellectual property with respect to DNA and RNA detection as well as the rights to conduct protein testing on our eSensor XT-8 System.

Our Strategy

Our overall objective is to continue to expand the use of our eSensor platform by providing a broad menu of tests on an easy-to-use, fast and cost-effective platform. To achieve this objective, we intend to:

•	Develop a broad menu of tests and market our instruments and tests in the United States and subsequently, if they are cleared by the FDA, market them in Europe, Japan and other countries, which we expect will commence with respect to our FDA-approved products by the end of the first quarter of 2009, either on our own or through agreements with foreign distributors which we expect to commence entering into by the end of the fiscal year ending December 31, 2008, assuming the requisite clearances or approvals in those countries are obtained;

•	Build an installed base of customers, largely by making our eSensor XT-8 instruments available to our customers at no direct charge and allowing them to pay the cost of the instrument by purchasing our test cartridges through reagent rental arrangements;

•	Develop sample-to-answer and point-of-care instruments;

•	Market FDA-cleared products; and

•	Explore other business opportunities, including other markets.

Risk Factors

We are subject to a number of risks of which you should be aware before you decide to buy our ADSs or ordinary shares. These risks are more fully described under the heading “Risk Factors,” and include, among others, the following:

•	We have a history of operating losses from continuing operations and an accumulated deficit of approximately £51.1 million (or $101.8 million) at June 30, 2008 and expect to continue to incur substantial operating losses for the foreseeable future, and, as a result of our losses and our lack of committed funding as of the date of this prospectus, our independent registered public accountants have included an explanatory paragraph in their report for our fiscal year ended December 31, 2007 regarding a substantial doubt about our ability to continue as a going concern;

•	We expect to derive a significant percentage of our future revenues from the sale of tests for use on our eSensor XT-8 System, and are therefore dependent on the success of the eSensor XT-8 System and related tests;

•	If we do not successfully obtain regulatory approval for additional tests for our eSensor XT-8 System, we will be unable to achieve our business objectives;

•	Providing eSensor XT-8 instruments to our customers through reagent rental arrangements may adversely affect our liquidity, and if we do not achieve significant product revenue from sales of test cartridges for use on the eSensor XT-8 System, we may not be able to meet our cash requirements without obtaining additional capital from external sources and we may have to curtail or cease operations;

•	We do not expect to pay dividends in the near future, if at all; and

•	An active and liquid trading market in our ADSs or ordinary shares may not develop.

Company Information

Our registered office is c/o Ashurst LLP, Broadwalk House, 5 Appold Street, London, EC2A 2HA. Our telephone number is +1 (626) 463-2000 and our facsimile number is +1 (626) 463-2012. Our principal place of business and agent for service of process in the United States is James N. White, Osmetech, Inc., 757 S. Raymond Avenue, Pasadena, CA 91105. We also maintain a website at www.osmetech.com. The information contained in, or that can be accessed through, our website is not a part of this prospectus.

THE OFFERING

Issuer	Osmetech plc.

ADSs we are offering	5,500,000 ADSs (representing 192,500,000 ordinary shares).

Offering price	We expect that the initial public offering price for our ADSs being sold in this offering will be determined by reference to the closing price of our ordinary shares on AIM on the pricing date after taking into account prevailing market conditions and other factors and will be between $7.00 and $9.00 per ADS. The last reported closing price of our ordinary shares on AIM on September 25, 2008 was £0.0963, which was equivalent to approximately $6.20 per ADS based on the noon buying rate of the Federal Reserve Bank of New York of £1.00 to $1.8406 on that date and adjusted to account for the ratio of ordinary shares per ADS.

Ordinary shares outstanding after the offering (including ordinary shares underlying ADSs)	395,616,639 ordinary shares.

ADSs	Each ADS represents 35 ordinary shares. The ADSs are evidenced by American Depositary Receipts, or ADRs. See “Description of American Depositary Shares.”

Over-allotment option	825,000 ADSs (representing 28,875,000 ordinary shares).

Proposed Nasdaq Global Market Symbol	OSMH

AIM Market Symbol	OMH

Use of proceeds	We intend to use the net proceeds from this offering to develop a broad menu of tests for our eSensor XT-8 System, to enhance the capabilities of our eSensor platform, to fund additional sales, marketing and service personnel and marketing initiatives and for general corporate purposes. See “Use of Proceeds.”

Market for the ordinary shares	Our ordinary shares are traded on AIM. Application will be made for the ordinary shares being issued by us in this offering to be admitted to trading on AIM.

Listing of the ADSs	We have applied for listing of the ADSs on the Nasdaq Global Market.

Shareholder approval of offering	Pursuant to English law, consummation of this offering requires the approval of holders of 75% of our ordinary shares voting at our general meeting of shareholders, which has been scheduled for October 1, 2008. At the general meeting, our shareholders will consider and vote upon the authorization of our board of directors to issue up to 221,375,000 ordinary shares and the disapplication of preemptive rights with respect to such ordinary shares. Holders of 27.8% of our ordinary shares have indicated that they intend to vote in favor of the issuance of the ordinary shares and the disapplication of preemptive rights with the respect to such ordinary shares.

Lock-up arrangements	We have agreed not to issue or dispose of or hedge any of our ADSs or ordinary shares or issue any securities convertible into or exchangeable for ADSs or ordinary shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus (subject to extension), except with the prior written consent of Lazard Capital Markets LLC. This agreement does not apply to issuances of ADSs or ordinary shares in connection with acquisitions or our employee share incentive plans.

Sale of ordinary shares	We may sell some of the ADSs in the form of ordinary shares. The price per ordinary share will be determined by reference to the price per ADS, adjusted for the ratio of 35 ordinary shares per ADS and as translated from US Dollars into British Pounds Sterling based on the noon buying rate of the Federal Reserve Bank of New York on the date on which the offering price is determined.

Depositary for the ADSs	The Bank of New York Mellon.

The number of ordinary shares to be outstanding after the offering does not include 30,472,450 ordinary shares issuable upon exercise of options outstanding at June 30, 2008, at a weighted average exercise price of £0.082 per ordinary share.

Except as otherwise noted, all the information presented in this prospectus assumes the underwriters do not exercise their right to purchase up to an additional 825,000 ADSs (representing 28,875,000 ordinary shares) to cover over-allotments.

In this prospectus, the terms “we,” “us,” “our,” and “Osmetech” refer to Osmetech plc and its subsidiaries, and “our company” refers to Osmetech plc.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table summarizes our consolidated financial data. The summary consolidated financial data for the years ended December 31, 2006 and 2007 and at December 31, 2007 are derived from our audited consolidated financial statements, prepared in accordance with IFRS, included elsewhere in this prospectus. The summary consolidated financial data for the six months ended June 30, 2007 and 2008 and at June 30, 2008 are derived from our unaudited condensed consolidated financial statements, prepared in accordance with IFRS, which are included elsewhere in this prospectus.

The summary consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and the related notes, “Risk Factors,” “Use of Proceeds,” “Capitalization,” “Selected Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Years Ended December 31,			Six Months Ended June 30,
Statement of Operations Data	2006	2007	2007	2007	2008	2008
	£	£	$	£	£	$

Continuing operations
Revenue	48,635	169,273	336,955	70,061	127,994	254,785

Changes in inventories of finished goods and work in progress	(31,350)	(92,818)	(184,764)	(47,798)	(155,588)	(309,714)
Employee benefits	(5,554,310)	(6,413,616)	(12,766,944)	(3,223,842)	(3,370,116)	(6,708,553)
Research and development costs	(3,034,323)	(2,595,179)	(5,165,963)	(1,301,699)	(1,092,324)	(2,174,380)
Depreciation and amortization	(363,184)	(589,611)	(1,173,680)	(220,588)	(264,114)	(525,745)
Other expenses	(3,816,628)	(3,526,449)	(7,019,749)	(1,588,397)	(2,067,058)	(4,114,686)

	(12,799,795)	(13,217,673)	(26,311,100)	(6,382,324)	(6,949,200)	(13,833,078)

Operating loss	(12,751,160)	(13,048,400)	(25,974,145)	(6,312,263)	(6,821,206)	(13,578,293)
Interest on bank balances and term deposits	284,582	864,143	1,720,163	496,478	174,068	346,500

Loss before taxation	(12,466,578)	(12,184,257)	(24,253,982)	(5,815,785)	(6,647,138)	(13,231,793)
Taxation	126,211	153,633	305,822	74,000	—	—

Loss for the period from continuing operations	(12,340,367)	(12,030,624)	(23,948,160)	(5,741,785)	(6,647,138)	(13,231,793)
Discontinued operations
(Loss)/profit for the period from discontinued operations net of tax(1)	(937,161)	16,014,425	31,878,314	17,199,808	—	—

(Loss)/profit for the period	(13,277,528)	3,983,801	7,930,154	11,458,023	(6,647,138)	(13,231,793)

Earnings/(loss) per share:
From continuing and discontinued operations
Basic and diluted	(0.0802)	0.0196	0.0390	0.0564	(0.0327)	(0.0651)

From continuing operations
Basic and diluted	(0.0746)	(0.0593)	(0.1180)	(0.0283)	(0.0327)	(0.0651)

Weighted average number of ordinary shares in issue used for purposes of calculating earnings/(loss) per share, basic and diluted	165,457,028	202,934,689	202,934,689	202,934,689	203,107,701	203,107,701

(1)	Principally reflects profits from the sale of our blood gas analyzer business in 2007.

	At June 30, 2008
	Actual		As Adjusted(1)
	£	$	£	$
	(Unaudited)

Balance Sheet Data:
Cash and cash equivalents	6,676,043	13,289,331	25,625,103	51,009,331
Total assets	10,669,251	21,238,211	29,618,312	58,958,211
Net assets	9,388,605	18,688,957	28,337,666	56,408,957
Long term debt	—	—	—	—
Accumulated deficit	(51,123,141)	(101,765,725)	(51,123,141)	(101,765,725)

(1)	On an as adjusted basis giving effect to the sale of 5,500,000 ADSs (representing 192,500,000 ordinary shares) at an assumed initial public offering price of $8.00 per ADS (the midpoint of the estimated price range set forth on the cover page of this prospectus) and receipt of estimated aggregate proceeds of $37.7 million (or £19.0 million) after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed public offering price of per ADS would increase or decrease each of cash and cash equivalents, total assets and net assets by $5.1 million (or £2.6 million).

RISK FACTORS

Before you invest in our securities, you should understand the high degree of risk involved. You should carefully consider the risks described below and other information in this prospectus, including our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before you decide to purchase our securities. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our securities could decline and you could lose part or all of your investment.

Risks Related to Our Business

We have a history of operating losses from continuing operations and an accumulated deficit of approximately £51.1 million (or $101.8 million) at June 30, 2008, and expect to continue to incur substantial operating losses for the foreseeable future. As a result of our losses and our lack of committed funding as of the date of this prospectus, our independent registered public accountants have included an explanatory paragraph in their report for our fiscal year ended December 31, 2007 with respect to our ability to continue as a going concern.

We have incurred operating losses from continuing operations since we acquired the Clinical Micro Sensors business in July 2005 and we expect our operating losses to continue for the foreseeable future. We recorded losses from continuing operations of £12.3 million in 2006, £12.0 million (or $23.9 million) in 2007 and £6.6 million (or $13.2 million) in the six months ended June 30, 2008. In order to advance our eSensor platform and develop additional tests, we will need to incur significant expenses for commercialization, research and development, regulatory clearances or approvals and obtaining and maintaining rights to additional intellectual property. Should we experience protracted or unforeseen operating losses, our capital requirements would increase and the price of our ADSs and ordinary shares would likely decline. We cannot provide you any assurance that we will ever achieve profitability and, even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. To become and remain profitable, we must successfully commercialize our eSensor XT-8 System and its accompanying eSensor Warfarin Sensitivity Test and develop and commercialize additional tests, including our eSensor Extended Warfarin Sensitivity Test and our eSensor XT-8 Cystic Fibrosis Test. This will require us to achieve success in a range of challenging activities, including obtaining regulatory clearance for our products and manufacturing, selling and marketing those products. Our failure to become or remain profitable would depress the market price of our ADSs and ordinary shares.

Based on the factors described above and our lack of committed funding, our audited financial statements for the year ended December 31, 2007 include a note expressing doubt about our ability to continue as a going concern. If we fail to raise sufficient equity or debt capital, management may be required to implement cost reduction measures, including, potentially, workforce reductions as well as reductions in overhead costs and capital expenditures. There can be no assurance that these actions will enable us to continue as a going concern. The existence of the explanatory paragraph may adversely affect our relationships with current and prospective customers, suppliers and investors and, therefore, could have a material adverse effect on our business, financial condition, results of operations and cash flows. Furthermore, if we are not able to continue as a going concern, you would likely lose your investment in our ADSs or ordinary shares.

Providing eSensor XT-8 instruments to our customers through reagent rental arrangements may adversely affect our liquidity and if we do not achieve significant product revenue from sales of test cartridges, we may not be able to meet our cash requirements without obtaining additional capital from external sources. If we are unable to obtain additional capital, we may have to curtail or cease operations.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercialization efforts and manufacturing activities as well as seek to market our eSensor XT-8 System and develop and market additional tests for it. Based on our current plans, we anticipate that our current cash and cash equivalents, together with the net proceeds of this offering, will be sufficient to meet our operating expenses for at least the next 12 months. However, we operate in a market that makes our prospects difficult to evaluate, and we cannot assure you that our plans will not change or that changed circumstances will not result in the depletion of our capital resources more rapidly than we currently anticipate. As a result, we may need additional financing to execute on our current or future business strategies. The amount of additional capital we may need to raise depends on many factors, including:

•	the amount and growth rate, if any, of our revenues, in particular, the amount of revenues from sales of our test cartridges that would be sufficient to offset our expenses, including, in particular, the cost to us of eSensor XT-8 instruments that we provide to our customers at no direct charge as part of our reagent rental arrangements;

•	the level of our success in launching and selling our eSensor XT-8 System and eSensor Warfarin Sensitivity Test and obtaining FDA clearance of, launching and selling additional tests and market acceptance of our products;

•	the expenses we incur for research and development required to maintain and improve our technology, including developing additional tests;

•	the effect on our product development activities of actions taken by the FDA or other regulatory authorities;

•	the timing of, and costs involved in, obtaining regulatory clearance;

•	the expenses we incur in connection with commercialization activities, including product marketing, sales and distribution;

•	changes in product development plans needed to address any difficulties in manufacturing or commercializing our eSensor XT-8 System and related tests and enhancements to our platform;

•	the emergence of competing technologies and other adverse market developments;

•	our need or decision to acquire or license biomarkers for additional tests or complementary technologies or acquire complementary businesses;

•	the costs of preparing, filing, prosecuting, defending and enforcing patent claims and other patent related costs, including litigation costs and the results of such litigation; and

•	changes in regulatory policies or laws that affect our operations.

Until such time, if ever, as we can generate substantial product revenues, we will be required to finance our cash needs through public or private equity offerings and debt financings, strategic collaborations and licensing arrangements. We cannot be certain that additional capital will be available when and as needed or that our actual cash requirements will not be greater than anticipated. If we require additional capital at a time when investment in molecular diagnostics companies or in the marketplace in general is limited due to then-prevailing market or other conditions, we may not be able to raise such funds at the time that we desire or at all. In addition, any issuance of additional ADSs or ordinary shares generally will require us to obtain prior shareholder approval, which is a time consuming process. Accordingly, we may face difficulties if we are required to raise additional capital. If we do raise additional funds through the issuance of equity or convertible securities, the percentage ownership of holders of our ADSs or ordinary shares could be significantly diluted and these newly issued securities may have rights, preferences or privileges senior to those of holders of our ADSs or ordinary shares. If we obtain debt financing, a substantial portion of our operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, and the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or products or grant licenses on terms that are not favorable to us.

We expect to derive a significant percentage of our future revenues from the sale of tests for use on our eSensor XT-8 System, and are therefore dependent on the success of our eSensor XT-8 System and related tests.

Since our acquisition of the molecular diagnostics business from Motorola Inc., or Motorola, in 2005, we have devoted significant efforts to the development of our eSensor platform of instruments and related test cartridges. In 2006, after receiving 510(k) clearance from the FDA, we began marketing a limited number of our eSensor 4800 Systems and our eSensor Cystic Fibrosis Carrier Detection Tests. In July 2008, the FDA cleared our eSensor XT-8 System and our eSensor Warfarin Sensitivity Test. We intend to dedicate a significant portion of our resources to the commercialization of those products and the development and commercialization of a broad range of additional tests. As a result, for the foreseeable future, we expect to derive substantially all of our revenues from the sale of our eSensor Warfarin Sensitivity Test for use on our eSensor XT-8 System and, assuming clearance by the FDA, the sale of additional tests. To the extent that our eSensor XT-8 System and our eSensor Warfarin Sensitivity Test and, if cleared by the FDA, any additional tests, are not commercially successful or are withdrawn from the market for any reason or if we are unable to develop additional tests and obtain FDA clearance for those tests, our revenues will be adversely impacted and we may not have other significant products in development that could replace these revenues.

Our financial results will depend on commercial acceptance among hospital-based and reference laboratories, third-party payors and the medical community of our eSensor XT-8 System and our eSensor Warfarin Sensitivity Test and, if they are cleared by the FDA, the menu of additional tests we develop.

Our future will depend on the success of our eSensor XT-8 System, which is contingent primarily on its being accepted by hospital-based and reference laboratories, third-party payors and the medical community as a reliable, accurate and cost-effective replacement for other molecular diagnostic testing methods. Many hospital-based laboratories outsource their molecular diagnostic testing needs to large reference laboratories that use expensive and complicated molecular diagnostic testing techniques and many of these hospitals may be reluctant to change their current model of outsourcing such testing to perform diagnostic testing on premises. Reference laboratories also may not want to begin performing molecular diagnostic testing if it does not achieve wide acceptance in the medical community. In addition, the initial adoption of our eSensor XT-8 System may require that a hospital-based or reference laboratory make an initial investment in labor, instrumentation and dedicated space in the laboratory, which may result in an increase in laboratory operating expenses that will not be offset by revenues until testing volumes reach a minimum level. Many factors may affect the market acceptance and commercial success of our products, including:

•	our ability to convince our potential customers of the advantages and economic value of our systems and tests over competing technologies and products;

•	the relative convenience and ease of testing of our products over competing products;

•	the breadth of our menu of tests relative to competitors;

•	our ability to timely license additional biomarkers and develop a menu of tests;

•	the results of clinical investigations needed to support any regulatory clearances or, if necessary, approvals of our tests;

•	our ability to obtain requisite FDA or other regulatory clearances or, if necessary, approvals, for our instruments and tests under development on a timely basis;

•	the timing of market introduction of our products;

•	the extent and timing of any shift in the molecular diagnostics market from the use of tests using traditional testing methods to tests based on other technologies;

•	the ability of potential customers to comply with regulatory requirements necessary for them to use our eSensor XT-8 System;

•	the willingness of third-party payors to reimburse laboratories that use our eSensor XT-8 System;

•	the extent and success of our marketing and sales efforts; and

•	publicity concerning our eSensor XT-8 System and related tests.

The eSensor XT-8 System currently does not process a sufficiently broad menu of tests for some hospital-based and reference laboratories to consider adopting it. Although we are developing additional tests to respond to the needs of these laboratories, we cannot guarantee that we will be able to license the appropriate technology or develop enough additional tests quickly enough or in a manner that is cost-effective or at all. The development of new or enhanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends, as well as precise technological execution. We are currently not able to estimate when or if we will be able to develop, commercialize or sell additional tests or enhance existing products. If we are unable to sell the eSensor XT-8 System and its tests or to successfully develop and commercialize other products or tests, our revenues and our ability to achieve profitability would be impaired.

We have limited experience in sales and marketing and may be unable to successfully commercialize our eSensor XT-8 System or may find it difficult to build brand loyalty.

We have limited sales, marketing, distribution and customer support experience and capabilities. We obtained a small number of eSensor 4800 Systems as part of our acquisition of the Clinical Micro Sensors business from Motorola in 2005. We established a sales force to distribute these eSensor 4800 Systems and our eSensor Cystic Fibrosis Carrier Detection Test to a limited number of hospitals. We do not intend to manufacture any additional eSensor 4800 Systems; instead, we are using this sales force to market our eSensor XT-8 System. Factors that could impact our success in sales, marketing, distribution and customer support include:

•	our ability to retain our sales force and marketing staff and skilled support staff and to grow them as necessary to widely commercialize and gain market acceptance for our technology and our products;

•	the ability of our sales and marketing staff to identify and penetrate the potential customer base for our products including hospitals and reference laboratories;

•	the difficulty and expense of training our sales, marketing and customer support staff in understanding our sophisticated technology; and

•	the difficulty of establishing brand recognition and loyalty for our products.

In addition, we may seek to enlist one or more third parties to assist with obtaining regulatory approval and sales, distribution and customer support globally or in certain regions of the world. If we do seek to enter into such arrangements, we may not be successful in attracting desirable sales and distribution partners, or we may not be able to enter into such arrangements on favorable terms. If our sales and marketing efforts, or those of any third-party sales and distribution partners, are not successful, our technologies and products may not gain market acceptance, which would materially adversely impact our business operations.

Manufacturing risks and inefficiencies may adversely affect our ability to produce products.

We must manufacture, or engage third parties to manufacture, components of our products in sufficient quantities and on a timely basis, while maintaining product quality and acceptable manufacturing costs and complying with regulatory requirements. In determining the required quantities of our products and the manufacturing schedule, we must make significant judgments and estimates based on inventory levels, current market trends and other related factors. Because of the inherent nature of estimates and our limited experience in marketing our products, there could be significant differences between our estimates and the actual amounts of products we require. We manufacture our proprietary test cartridges at our Pasadena, California manufacturing facility. We outsource manufacturing of our eSensor XT-8 instrument and much of the disposable component molding and component assembly for our test cartridges. These components are custom made by only a few outside vendors. Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured these components ourselves, including:

•	reliance on third parties for regulatory compliance and quality assurance;

•	possible breaches of manufacturing agreements by the third parties because of factors beyond our control;

•	possible regulatory violations or manufacturing problems experienced by our suppliers; and

•	possible termination or non-renewal of agreements by third parties, based on their own business priorities, at times that are costly or inconvenient for us.

We may not be able to meet the demand for our products if one or more of these third-party manufacturers is not able to supply us with the necessary components that meet our specifications. Although we believe there are alternate suppliers for all of our components, we have not arranged for alternate suppliers for many of those components. It may be difficult to find alternate suppliers in a timely manner and on terms acceptable to us.

Our current and anticipated future dependence upon others for the manufacture of certain components in our products may adversely affect our future profit margins and our ability to develop products and commercialize on a timely and competitive basis any products that receive regulatory clearance or approval.

We may experience unforeseen technical complications in the processes we use to develop, manufacture, customize or receive orders for our products. These complications could materially delay or limit the use of products we attempt to commercialize, substantially increase the anticipated cost of our products or prevent us from implementing our processes at appropriate quality and scale levels, which would materially impact our business operations. In addition, our manufacturing operations use highly technical processes involving unique, proprietary techniques that our manufacturing personnel must continuously monitor and update, especially as we develop more products. Some changes to our processes may require FDA approval, which could delay commercialization. In order to be profitable, we must manufacture greater quantities of products than we have to date and we must do this more efficiently than we have in the past. If we are unable to do so, our business may be materially harmed.

If our products do not perform as expected or the reliability of the technology on which our products are based is questioned, we could experience lost revenue, delayed or reduced market acceptance of our products, increased costs and damage to our reputation as a result of product liability lawsuits or otherwise.

Our success depends on the market’s confidence that we can provide reliable, high-quality diagnostics systems. We believe that customers in our target markets are likely to be particularly sensitive to product defects and errors.

Our reputation and the public image of our products or technologies may be impaired if our products fail to perform as expected. Although our systems are designed to be user-friendly, they are quite complex and may develop or contain undetected defects or errors. If we experience a sustained material defect or error, this could result in loss or delay of revenues, delayed market acceptance, damaged reputation, diversion of development and management resources, legal claims, increased insurance costs or increased service and warranty costs, any of which could materially harm our business.

We also face an inherent risk of product liability exposure related to the sale of our products. If we cannot successfully defend ourselves against claims that our products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any products that we may develop;

•	injury to our reputation;

•	costs to defend the related litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue; and

•	the inability to commercialize any products that we may develop.

We currently carry product and general liability insurance that covers us against specific product liability and other claims up to an annual aggregate limit of $7.0 million. Any claim in excess of our insurance coverage would have to be paid out of our cash reserves, which would have a detrimental effect on our financial condition. It is difficult to determine whether we have obtained sufficient insurance to cover potential claims. Also, we cannot assure you that we can or will maintain our insurance policies on commercially acceptable terms, or at all. A product liability claim could have a material adverse effect on our business, financial condition and results of operations.

We may be unsuccessful in our long-term goal of expanding sales of our product offerings outside the United States.

Assuming we receive the applicable regulatory approvals, we intend to market our products that are cleared by the FDA outside the United States and we will be dependent on third-party distribution relationships to sell our products in those markets. Distributors in markets outside the United States may not commit the necessary resources to market and sell our products to the level of our expectations. If distributors do not perform adequately or in compliance with applicable laws and regulations in particular geographic areas, or we are unable to locate distributors in particular geographic areas, our ability to realize long-term international revenue growth would be materially adversely affected.

In order to market our products in the European Union and many other jurisdictions, we, or our distributors or partners, must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales and distribution of our products. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ from that required to obtain FDA approval. The regulatory approval process outside the United States may include all of the risks associated with obtaining FDA approval, as well as additional risks. In addition, in many countries outside the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries.

To the extent we are able to enter into collaborative arrangements or strategic alliances, we will be exposed to risks related to those arrangements or alliances.

Although we are not currently party to any collaborative arrangement or strategic alliance that is material to our business, in the future we may enter into collaborative arrangements or strategic alliances to complete the development and commercialization of some of our products. These arrangements or alliances may place the development of certain products outside our control, may require us to relinquish important rights or may otherwise be on terms unfavorable to us. Entering into collaborative arrangements or strategic alliances will subject us to a number of risks, including the risks that:

•	we may not be able to control the amount and timing of resources that our collaborators may devote to the products;

•	our collaborators may experience financial difficulties;

•	we may be required to relinquish important rights such as marketing and distribution rights;

•	business combinations or significant changes in a collaborator’s business strategy may adversely affect its willingness or ability to complete its obligations under any arrangement;

•	a collaborator could independently move forward with a competing product developed either independently or in collaboration with others, including our competitors; and

•	a collaborator may breach or terminate its agreements with us or otherwise fail to meet its obligations or perform its collaborative activities, which would delay the development of, and may increase the cost of developing, our products.

If we are unable to recruit and retain key members of our senior management and scientists, we may be unable to achieve our goals.

Our performance is substantially dependent on the performance of our senior management and key scientific and technical personnel. We have a small number of senior managers, and the loss of services of any of these managers or our scientific or technical personnel could divert management’s attention to transition matters and the identification of suitable replacements, if any, and have a material adverse effect on our business. While we have employment agreements with many of them, each of our senior managers and other key employees could terminate his or her relationship with us at any time. We do not maintain key man life insurance on any of our employees.

In addition, our product development and marketing efforts could be delayed or curtailed if we are unable to attract, train and retain highly skilled employees and scientific advisors, particularly our management team, senior scientists and engineers and sales and marketing personnel. To expand our research, product development and sales efforts, we need additional people skilled in areas such as electrochemical and molecular science, information technology, manufacturing, sales, marketing and technical support. Because of the complex and technical nature of our systems and the dynamic market in which we compete, any failure to attract and retain a sufficient number of qualified employees could materially harm our ability to develop and commercialize our technology. We may not be successful in hiring or retaining qualified personnel, and any failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Our business and future operating results may be adversely affected by events outside of our control.

Our products are currently developed at our facilities in Pasadena, California and Rockland, Massachusetts and are manufactured at a separate facility in Pasadena, California. These facilities and the manufacturing equipment we use would be costly to repair or replace and could require substantial lead time to repair or replace. Any interruption in our operations or decrease in the production capacity of our manufacturing facility or the facilities of any of our suppliers because of equipment failure, natural disasters such as earthquakes, tornadoes and fires or otherwise, would limit our ability to meet customer demand for the eSensor XT-8 System and tests and would have a material adverse effect on our business, financial condition and results of operations. Other possible disruptions may include power loss and telecommunications failures. In the event of a disruption, we may lose customers and we may be unable to regain those customers thereafter. Our insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

We use hazardous chemicals, biological materials and infectious agents in our business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

Our research and development and manufacturing processes involve the controlled use of hazardous materials, including chemicals, biological materials and infectious disease agents. Our operations produce hazardous waste products. We cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. We may be sued for any injury or contamination that results from our use or the use by third parties of these materials, and our liability may exceed our insurance coverage and our total assets. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these hazardous materials and specified waste products, as well as the discharge of pollutants into the environment and human health and safety matters. Compliance with environmental laws and regulations may be expensive and may impair our research, development and production efforts. If we fail to comply with these requirements, we could incur substantial costs, including civil or criminal fines and penalties, clean-up costs or capital expenditures for control equipment or operational changes necessary to achieve and maintain compliance. In addition, we cannot predict the impact on our business of new or amended environmental laws or regulations or any changes in the way existing and future laws and regulations are interpreted and enforced.

Risks Related to Regulation

The regulatory clearance or approval process is expensive, time consuming and uncertain, and the failure to obtain required clearances or approvals will prevent us from commercializing our future products.

Our products are subject to 510(k) clearance or pre-market approval by the FDA prior to their marketing for commercial use in the United States, and to any approvals required by foreign governmental entities prior to their marketing outside the United States. The 510(k) clearance and pre-market approval processes, as well as the process of obtaining foreign approvals, can be expensive, time consuming and uncertain. It generally takes from four to twelve months from submission to obtain 510(k) clearance, and from one to three years from submission to obtain pre-market approval; however, it may take longer, and 510(k) clearance or pre-market approval may never be obtained. Delays in receipt of, or failure to obtain, clearances or approvals for future products, including tests that are currently in development, would result in delayed, or no, realization of revenues from such products and in substantial additional costs which could decrease our profitability. We have limited experience in filing FDA applications for 510(k) clearance and pre-market approval and in many cases will have to rely on third parties to obtain regulatory approvals in these jurisdictions. There can be no assurance that we will obtain any required clearance or approval on a timely basis or at all. Any failure to obtain, or any material delay in obtaining, the clearance or approval could harm our business, financial condition and results of operations.

We and our suppliers, contract manufacturers and customers are subject to various governmental regulations, and we may incur significant expenses to comply with, and experience delays in our product commercialization as a result of, these regulations.

The products we develop, manufacture and market are subject to regulation by the FDA and numerous other federal, state and foreign governmental authorities. We generally are prohibited from marketing our products in the United States unless we obtain either 510(k) clearance or pre-market approval from the FDA.

In addition, we are required to continue to comply with applicable FDA and other regulatory requirements once we have obtained clearance or approval for a product. These requirements include, among other things, the Quality System Regulation, or the QSR, labeling requirements, the FDA’s general prohibition against promoting products for uncleared or unapproved “off-label” uses and adverse event reporting regulations.

Our manufacturing processes and facilities, and those of some of our contract manufacturers, are required to comply with the QSR, which covers the procedures and documentation of the design,

testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our devices. The FDA enforces the QSR through periodic unannounced inspections of manufacturing facilities. We and our contract manufacturers have been, and anticipate in the future being, subject to such inspections, as well as to inspections by other federal and state regulatory agencies.

We are also subject to the Medical Device Reporting regulations that require us to report to the FDA whenever there is evidence to reasonably suggest that one of our products may have caused or contributed to patient death or serious injury, or if any of our products malfunctions and a recurrence of the malfunction would likely cause or contribute to a death or serious injury. We must also file reports of device corrections and removals and adhere to the FDA’s rules on labeling and promotion. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including substantial monetary penalties and criminal prosecution.

Failure to comply with applicable FDA requirements, or later discovery of previously unknown problems with our products or manufacturing processes, including our failure or the failure of one of our contract manufacturers to take satisfactory corrective action in response to an adverse QSR inspection, can result in, among other things:

•	administrative or judicially imposed sanctions;

•	injunctions or the imposition of civil penalties;

•	recall or seizure of our products;

•	total or partial suspension of production or distribution;

•	the FDA’s refusal to grant pending future clearance or pre-market approval for our products;

•	withdrawal or suspension of marketing clearances or approvals;

•	clinical holds;

•	warning letters;

•	refusal to permit the import or export of our products; and

•	criminal prosecution.

Any of these actions, in combination or alone, could prevent us from marketing, distributing or selling our products and would likely harm our business.

The use of our diagnostic products by our customers is also affected by the Clinical Laboratory Improvement Amendments of 1988, or CLIA, and related federal and state regulations that provide for regulation of laboratory testing. CLIA is intended to ensure the quality and reliability of clinical laboratories in the United States by mandating specific standards in the areas of personnel qualifications, administration, participation in proficiency testing, patient test management, quality assurance and quality control and inspections. Current or future CLIA requirements or the promulgation of additional regulations affecting laboratory testing may prevent some laboratories from using some or all of our diagnostic products.

In addition, a product defect or regulatory violation could lead to a government mandated or voluntary recall by us. We believe that the FDA would request that we initiate a voluntary recall if a product was defective or presented a risk of injury or gross deception. Regulatory agencies in other countries have similar authority to recall devices because of material deficiencies or defects in design or manufacture that could endanger health. Any recall would divert management attention and financial resources, could cause the price of our ADSs and ordinary shares to decline and expose us to product liability or other claims, including contractual claims from parties to whom we sold products and harm our reputation with customers. A recall involving our eSensor XT-8 System or eSensor Warfarin Sensitivity Test would be particularly harmful to our business and financial results.

Legislative or regulatory reforms may make it more difficult and costly for us to obtain regulatory clearance or approval of our products and to produce, market and distribute our products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture and marketing of regulated products. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products.

We cannot predict what these changes will be, how or when they will occur or what effect they will have on the regulation of our products. Any new regulations may impose additional costs or lengthen review times of our products. Delays in receipt of or failure to receive regulatory clearances or approvals for our new products would have a material adverse effect on our business, financial condition and results of operations.

On September 27, 2007, the President signed the Food and Drug Administration Amendments Act of 2007, or FDAAA. Among other significant changes and requirements it imposes, the new legislation expands the federal government’s clinical trial registry and results databank maintained by the National Institutes of Health, or the NIH, to include all (with limited exceptions) medical device trials. In particular, it requires certain information about medical device trials, including a description of the trial, participation criteria, location of trial sites and contact information, to be sent to the NIH for inclusion in a publicly-assessable database. In addition, the results of clinical trials that form the primary basis for efficacy claims or are conducted after a device is cleared or approved must be posted to the results databank. Under the FDAAA, companies that violate these and other provisions of the new law are subject to substantial civil monetary penalties.

As the FDA issues regulations, guidance and interpretations relating to the new legislation, the impact on the medical device industry, as well as our business, will become clearer. The new requirements and other changes that the FDAAA imposes may make it more difficult and costly to obtain clearance or approval of new products and to produce, market and distribute products after clearance or approval is obtained.

Modifications to our marketed devices may require new regulatory clearances or pre-market approvals or may require us to cease marketing or recall the modified devices until clearances or approvals are obtained.

Any changes or modifications to a device that had received regulatory clearance or approval that could significantly affect its safety or effectiveness, or would constitute a major change in its intended use, may require the submission of a new application for 510(k) clearance, pre-market approval, or PMA, or foreign regulatory approvals. Although in the first instance we may determine that a change does not rise to a level of significance that would require us to make such a submission, the FDA or other regulatory agency may disagree with us and can require us to submit an application for a significant change in, among other things, the labeling, technology, performance specifications or materials or a major change or modification in intended use, despite a documented rationale for not submitting an application. If the FDA or other regulatory agency requires us to submit an application for 510(k) clearance, PMA approval or other regulatory approval for any modification to a previously cleared or approved device, we may be required to cease marketing the modified device, recall it and not resume marketing until we obtain clearance or approval from the FDA or applicable regulatory agency for the modified version of the device. Also, we may be subject to regulatory fines, penalties and/or other sanctions authorized by the Federal Food, Drug, and Cosmetic Act, or FDCA or other applicable rules or regulations.

In the future, we intend to introduce new products and enhancements and improvements to existing products. We cannot provide assurance that the FDA or foreign regulatory agency will clear or approve any new product or product changes for marketing or predict the timing of such clearance or approval. PMAs usually require substantially more data than submissions for 510(k) clearance and their review and approval or denial typically takes significantly longer than 510(k) clearance. Also, PMA products require approval of PMA supplements for any change that affects safety and effectiveness before the modified device may be marketed. Delays in our receipt of regulatory clearance or approval will cause delays in our ability to sell our products, which will have a negative effect on our revenue growth.

We may fail to receive positive clinical results from the products currently in development that require clinical trials, and even if we receive positive clinical results, we may still fail to receive the necessary clearances or approvals to market our products.

We are investing in the research and development of new products to expand the menu of testing options, as well as to improve our platform, including eliminating the need for sample preparation and introducing an even smaller instrument than our eSensor XT-8 instrument. In order to commercialize our products, we are required to undertake time-consuming and costly development activities, sometimes including clinical trials for which the outcome is uncertain. Products that appear promising during early development and preclinical studies may, nonetheless, fail to demonstrate the results needed to support regulatory clearance or approval. Even if we receive positive clinical results, we may still fail to obtain the necessary FDA clearance or approval.

Risks Related to Our Industry

We face intense competition from established and new companies in the molecular diagnostics field.

We compete with companies that design, manufacture and market already-existing and new molecular diagnostics systems and tests. These competitors include:

•	large hospital-based laboratories and reference laboratories who provide large scale testing using their own proprietary ASR-based testing methods;

•	companies developing and marketing multiplex molecular diagnostics systems; and

•	healthcare companies that manufacture laboratory-based tests and analyzers.

We anticipate that we will face increased competition in the future as new companies enter the market with new technologies and our competitors improve their current products. One or more of our competitors may offer technology superior to ours and render our technology obsolete or uneconomical. Most of our current competitors, as well as many of our potential competitors, have greater name recognition, more substantial intellectual property portfolios, longer operating histories, significantly greater resources to invest in new technologies, more substantial experience in new product development, greater regulatory expertise, more extensive manufacturing capabilities and the distribution channels to deliver products to customers. If we are not able to compete successfully, we may not generate sufficient revenue to become profitable.

Our success may depend upon how we and our competitors anticipate and adapt to market conditions.

The markets for our products are characterized by rapidly changing technology, evolving industry standards, changes in customer needs, emerging competition and new product introductions. The success of our products will depend on our ability to continue to increase their performance and decrease their price. New technologies, techniques or products could emerge with similar or better price performance than our systems and related tests and could exert pricing pressures on our products. It is critical to our success that we anticipate changes in technology and customer requirements and successfully introduce enhanced and competitive technology to meet our customers’ and prospective customers’ needs on a timely basis. We will need to respond to technological innovation in a rapidly changing industry and may not be able to maintain our technological advantages over emerging technologies in the future. If we fail to keep pace with emerging technologies, our systems and related tests will become uncompetitive and our market share will decline, which would have a material adverse effect on our business, financial condition and results of operations.

The success of our molecular diagnostics products depends upon their acceptance by patients who may be reluctant to accept our tests for fear of exposing their DNA information to third-party payors.

Since patients are accustomed to a health insurance system in which known risks carry financial penalties from insurance companies, patients may be reluctant to accept our tests for fear of how a genetic predisposition to a disease is likely to be regarded by their insurance companies. Patients may thus be afraid that genetic information may be used against them and make insurance expensive and unaffordable, and may therefore be reluctant to accept our diagnostic products. The Genetic Information Nondiscrimination Act of 2008 prohibits insurers from using genetic information to deny benefits or raise premiums for both group and individual policies. Although the act is intended to protect patients in this way, given that it is only very recently enacted, it is unclear if it will provide adequate protection in practice or if it will be enough to overcome patient concerns relating to privacy and discrimination based on genetic information. If molecular diagnostic products applied to DNA testing fail to achieve acceptance among patients, we may not be able to generate sufficient revenue, which would have a material adverse effect on our business, financial condition and results of operations.

If third-party payors do not reimburse our customers for the use of our clinical diagnostic products or if reimbursement levels are set too low for us to sell our products at a profit, our ability to sell our products and our results of operations will be harmed.

We intend to sell our products to hospital-based and reference laboratories, substantially all of which receive reimbursement for the health care services they provide to their patients from third-party payors, such as Medicare, Medicaid and other domestic and foreign government programs, private insurance plans and managed care programs. Reimbursement decisions by particular third-party payors depend upon a number of factors, including each third party-payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	appropriate and medically necessary for the specific indication;

•	cost effective; and

•	neither experimental nor investigational.

Third-party payors may deny reimbursement for covered products if they determine that a medical product was not used in accordance with cost-effective diagnosis methods, as determined by the third-party payor, or was used for an unapproved indication. Third-party payors also may refuse to reimburse for procedures and devices deemed to be experimental.

Obtaining coverage and reimbursement approval for a product from each government or third-party payor is a time consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our product to each government or third-party payor. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. In addition, eligibility for coverage does not imply that any product will be covered and reimbursed in all cases or reimbursed at a rate that allows our potential customers to make a profit or even cover their costs.

In the United States, the American Medical Association assigns specific Current Procedural Terminology, or CPT, codes, which are necessary for reimbursement of diagnostic tests. Once the CPT code is established, the Centers for Medicare and Medicaid Services establish reimbursement payment levels and coverage rules under Medicaid and Medicare, and private payors establish rates and coverage rules independently. We cannot guarantee that any of our tests are or will be covered by the CPT codes that we believe may be applied to our products or that any of our tests or other products will be approved for coverage or reimbursement by Medicare and Medicaid or any third-party payor. Third-party payors may nonetheless choose to reimburse our customers on a per test basis (based on individual biomarker detection), rather than on the basis of the number of results given by the test. This may result in reference laboratories, public health institutions and hospitals electing to use separate tests to screen for each disease so that they can receive reimbursement for each test they conduct. In that event, these entities may purchase separate tests for each disease, rather than products that can be used to return multiple test results.

Third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for medical products and services. Increasingly, Medicare, Medicaid and other third-party payors are challenging the prices charged for medical services, including clinical diagnostic tests. In addition, Medicare’s current freeze on its clinical laboratory fee schedule will likely restrain the growth of the molecular diagnostics market for patients in the United States who are over 65 or have specific disabilities. Levels of reimbursement may decrease in the future, and future legislation, regulation or reimbursement policies of third-party payors may adversely affect the demand for and price levels of our products. If our customers are not adequately reimbursed for our products, they may reduce or discontinue purchases of our products, which would cause our revenues to decline.

Healthcare reform and restrictions on reimbursement may adversely affect our profitability.

In the United States, healthcare providers that purchase our products and other diagnostic products generally rely on third-party payors to reimburse them for all or part of the cost of the procedure. In international markets, reimbursement and healthcare payment systems vary significantly by country, and include both government-sponsored healthcare and private insurance. Federal and state governments in the United States have periodically undertaken efforts to control growing health care costs through legislation, regulation and voluntary agreements with medical care providers and third-party payors. Comprehensive healthcare reform legislation may be enacted, and efforts to enact limited reform bills are likely to continue. While reform proposals often involve expanding coverage to more individuals, health care reform may also involve increased government price controls, additional regulatory mandates and other measures designed to constrain medical costs. It is not clear at this time what existing or future proposals, if any, will be made or adopted and, if adopted, what effects these measures might have on our business. If we are not able to sell our products into our target markets at adequate prices, then our revenues may be lower than expected, which would likely have a material adverse effect on our business, financial condition and results of operations.

We are subject to various federal and state laws pertaining to health care fraud and abuse, including anti-kickback, self-referral, false claims and fraud laws, and any violations by us of such laws could result in fines or other penalties.

Our commercial, research, and other financial relationships with healthcare providers and institutions are subject to various federal and state laws pertaining to health care fraud and abuse. Anti-kickback laws, prohibit marketing and other arrangements if the purpose of such arrangements is to induce the referral of patients or the use of products or services that would be paid for in whole or part by Medicare, Medicaid or other federal health care programs. Many states have similar laws that apply to their health care programs as well. Violations of the anti-kickback laws can result in exclusion from federal health care programs and civil and criminal penalties. False claims laws prohibit requests for payment that are inaccurate or fraudulent or for services not provided as claimed, or for services that are not medically necessary. If our marketing or other arrangements were determined to violate anti kickback or related laws, then our revenues could be adversely affected which would likely have a material adverse effect on our business, financial conditions and results of operations.

State and federal authorities have aggressively targeted medical device companies for alleged violations of these statutes, based on improper research or consulting contracts with doctors, certain marketing arrangements that rely on volume-based pricing, off-label marketing schemes and other improper promotional practices. Companies targeted in such prosecutions have paid substantial fines in the tens of millions of dollars or more, have been forced to implement extensive corrective action plans, and have often become subject to consent decrees severely restricting the manner in which they conduct their business. If we become the target of such an investigation or prosecution based on our contractual relationships with providers or institutions, or our marketing and promotional practices, we could face similar sanctions which would materially negatively affect our business.

Risks Related to Our Intellectual Property

We rely on third-party license agreements for patents and other technology related to our products, and the termination of these agreements could delay or prevent us from being able to commercialize our products.

We depend on licenses to certain patents and patent applications that are related to electrochemical detection technology and other technology used in our eSensor platform. Although these licenses are irrevocable, many of these licenses obligate us to use commercially reasonable efforts to commercialize the subject inventions of the licensed patents, and if we fail to meet this obligation, we could potentially lose exclusivity in the licensed patents. If, following such an event, any of our licensors were to provide a license to these patents to one or more of our competitors, our ability to compete in the market may be diminished. Furthermore, if we fail to comply with our material obligations under any of our patent license agreements, such licenses may be terminated and we could lose license rights that are important to our business.

The exclusive and non-exclusive licenses expire at various times, corresponding to the subject patents’ expirations, which currently range from 2009 to 2027. We expect that we will need to license other technology or patents to commercialize future products, but such licenses may not be available to us on commercially reasonable terms or at all.

If we are unable to obtain, maintain and enforce intellectual property protection covering our products, others may be able to make, use, or sell products substantially the same as ours, which could adversely affect our ability to compete in the market.

Our commercial success is dependent in part on obtaining, maintaining and enforcing intellectual property rights, including patents. If we are unable to obtain, maintain and enforce intellectual property protection covering our products, others may be able to make, use or sell products that are substantially the same as ours without incurring the sizeable development and licensing costs that we have incurred, which would adversely affect our ability to compete in the market.

We seek to obtain and maintain patents and other intellectual property rights to restrict the ability of others to market products that compete with our products. As of June 30, 2008, our patent portfolio comprised, on a worldwide basis, 124 issued patents which we owned directly or for which we were the exclusive licensee. However, patents may not issue from any pending or future patent applications owned by or licensed to us and, moreover, issued patents owned or licensed to us now or in the future may be found by a court to be invalid or otherwise unenforceable. Also, even if our patents are determined by a court to be valid and enforceable, they may not be sufficiently broad to prevent others from marketing products similar to ours or designing around our patents, despite our patent rights, nor provide us with freedom to operate unimpeded by the patent rights of others.

We have also licensed certain intellectual property from third parties related to our products, and we rely on them to file and prosecute patent applications and maintain patents and otherwise protect the licensed intellectual property. We have not had and do not have primary control over these activities for certain of our patents or patent applications and other intellectual property rights. We cannot be certain that such activities by third parties have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. Pursuant to the terms of the license agreements with some of our licensors, the licensors may have the right to control enforcement of our licensed patents or defense of any claims asserting the invalidity of these patents and even if we are permitted to pursue such enforcement or defense, we will require the cooperation of our licensors. We cannot be certain that our licensors will allocate sufficient resources or prioritize their or our enforcement of such patents or defense of such claims to protect our interests in the licensed patents.

The patent positions of medical device companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in patents in these fields has emerged to date in the United States. There have been recent changes regarding how patent laws are interpreted, and the US Patent and Trademark Office, or the PTO, recently proposed radical changes to the patent system. Those changes are currently being litigated in Federal court. We cannot accurately determine the outcome of that proceeding or predict future changes in the interpretation of patent laws or changes to patent laws which might be enacted into law. Those changes may materially affect our patents, our ability to obtain patents and/or the patents and applications of our collaborators and licensors. The patent situation in the medical device field outside the United States is even more uncertain.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•	others may be able to make systems or devices that are similar to ours but that are not covered by the claims of our patents;

•	we might not have been the first to make the inventions covered by our issued patents or pending patent applications;

•	we might not have been the first to file patent applications for these inventions;

•	our pending patent applications may not result in issued patents;

•	our issued patents may not provide us with any competitive advantages or may be held invalid or unenforceable as a result of legal challenges by third parties;

•	the claims of our issued patents or patent applications when issued may not cover our device or product candidates;

•	there may be dominating patents relevant to our product candidates of which we are not aware;

•	there may be prior public disclosures that could invalidate our inventions or parts of our inventions of which we are not aware;

•	the laws of foreign countries may not protect our proprietary rights to the same extent as the laws of the United States; and

•	we may not develop additional proprietary technologies that are patentable.

We have a number of foreign patents and applications. However, the laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as laws in the United States, and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. If we encounter such difficulties or we are otherwise precluded from effectively protecting our intellectual property rights in foreign jurisdictions, our business prospects could be substantially harmed.

We also rely on trade secret protection to protect our interests in proprietary know-how and for processes for which patents are difficult to obtain or enforce. We may not be able to protect our trade secrets adequately. We have limited control over the protection of trade secrets used by our licensors, collaborators and suppliers. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our information to competitors. Enforcing a claim that a third party illegally obtained and is using any of our trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. In addition, we rely, in part, on non-disclosure and confidentiality agreements with our employees, consultants and other parties to protect our trade secrets and other proprietary technology. These agreements may be breached and we may not have adequate remedies for any breach.

Moreover, others may independently develop equivalent proprietary information, and third parties may otherwise gain access to our trade secrets and proprietary knowledge. Any disclosure of confidential data into the public domain or to third parties could allow our competitors to learn our trade secrets and use the information in competition against us. Furthermore, our competitors may independently develop equivalent knowledge, methods and know-how. If our confidential or proprietary information is divulged to or acquired by third parties, including our competitors, our competitive position in the marketplace will be harmed and our ability to successfully penetrate our target markets could be severely compromised.

We may incur substantial costs as a result of litigation or other proceedings relating to the protection of our patents and other intellectual property rights and we may be unable to protect our rights to our technology.

If we or any of our licensors choose to go to court to stop a third party from using the inventions claimed in our owned or licensed patents, that third party may ask the court to rule that the patents are invalid and/or should not be enforced against that third party. These lawsuits are expensive and would consume time and other resources even if we were successful in stopping the infringement of these patents. In addition, there is a risk that the court will decide that these patents are not valid and that we do not have the right to stop others from using the inventions.

There is also the risk that, even if the validity of these patents is upheld, the court will refuse to stop the other party on the ground that such other party’s activities do not infringe our patents. In addition, the US Supreme Court has recently changed some tests regarding granting patents and assessing the validity of patents. As a consequence, issued patents may be found to contain invalid claims according to the newly revised standards. Some of our own or in-licensed patents may be subject to challenge and subsequent invalidation or significant narrowing of claim scope in a re-examination proceeding before the PTO, or during litigation, under the revised criteria which make it more difficult to obtain patents.

We may also not be able to detect infringement against our own or in-licensed patents, which may be especially difficult for methods of formulation of products. While we intend to take actions reasonably necessary to enforce our patent rights, we depend, in part, on our licensors and collaborators to protect a substantial portion of our proprietary rights.

Our products could infringe patent rights of others, which may require costly litigation and, if we are not successful, could cause us to pay substantial damages or limit our ability to commercialize our products.

Our commercial success depends on our ability to develop, manufacture and market our systems and tests and use our proprietary technology without infringing the patents and other proprietary rights of third parties. As the medical device industry expands and more patents are issued, the risk increases that there may be patents that relate to our products and technology of which we are not aware. These issued patents may infringe or may be alleged to be infringed by our products or proprietary technologies. Because some patent applications in the United States may be maintained in secrecy until the patents are issued, because patent applications in the United States and many foreign jurisdictions are typically not published until eighteen months after filing and because publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications for technology covered by our issued patents or our pending applications or that we were the first to invent the technology. Another party may have filed, and may in the future file, patent applications covering our products or technology similar to ours. Any such patent application may have priority over our patent applications or patents, which could further require us to obtain rights to issued patents covering such technologies. If another party has filed a US patent application on inventions similar to ours, we may have to participate in an interference proceeding declared by the PTO to determine priority of invention in the United States. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful if the other party had independently arrived at the same or similar invention prior to our own invention, resulting in a loss of our US patent position with respect to such inventions.

We may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that our products and/or proprietary technologies infringe their intellectual property rights. If one of these patents was found to cover any of our products, proprietary technologies or their uses, we or any collaborator could be enjoined by a court and required to pay damages and could be unable to commercialize our product candidates or use our proprietary technologies unless we or they obtained a license to the patent. A license may not be available to us or any collaborator on acceptable terms or at all. In addition, during litigation, the patent holder could obtain a preliminary injunction or other equitable relief which could prohibit us from making, using or selling our products, technologies or methods pending a trial on the merits, which could be years away. Furthermore, such litigation is costly and could affect our results of operations and divert the attention of managerial and technical personnel.

There is a substantial amount of litigation involving patent and other intellectual property rights in the medical device, biotechnology and pharmaceutical industries generally. If a third party claims that we or any collaborator infringes its intellectual property rights, we may face a number of issues, including, but not limited to:

•	infringement and other intellectual property claims which, regardless of merit, may be expensive and time-consuming to litigate and may divert our management’s attention from our core business;

•	substantial damages for infringement, which we may have to pay if a court decides that the product at issue infringes on or violates the third party’s rights, and if the court finds that the infringement was willful, we could be ordered to pay treble damages and the patent owner’s attorneys’ fees;

•	a court prohibiting us from selling or licensing the product unless the third party licenses its product rights to us, which it is not required to do;

•	if a license is available from a third party, we may have to pay substantial royalties, upfront fees and/or grant cross-licenses to intellectual property rights for our products; and

•	redesigning our products or processes so they do not infringe, which may not be possible or may require substantial monetary expenditures and time.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is common in our industry, we employ individuals who were previously employed at other molecular diagnostics or medical device companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Risks Related to Our ADSs, Our Ordinary Shares and This Offering

The market price of our ADSs or ordinary shares may be volatile and fluctuate significantly, which could result in substantial losses for investors purchasing ADSs or ordinary shares in this offering and subject us to litigation.

The offering price for our ADSs and ordinary shares sold in this offering will be determined by negotiations between the underwriters and us, based in part on the market price of our ordinary shares. The public offering price for our ADSs and our ordinary shares may vary from the market price of our ordinary shares at the time of the offering. The price of our ordinary shares on AIM has been volatile and, even if an active market for our ADSs develops and continues, the market prices for our ADSs and ordinary shares nevertheless may be volatile. While our ordinary shares are currently traded on AIM, it is a market for emerging or smaller companies and provides relatively limited liquidity. Among the factors that may cause the market price of our ADSs and ordinary shares to fluctuate are the risks described in this “Risk Factors” section and other factors, including:

•	fluctuations in our operating results or the operating results of our competitors;

•	changes in estimates of our financial results or recommendations by securities analysts;

•	variance in our financial performance from the expectations of securities analysts;

•	changes in the estimates of the future size and growth rate of our markets;

•	changes in accounting principles or changes in interpretations of existing principles, which could affect our financial results;

•	failure of our products to achieve or maintain market acceptance or commercial success;

•	conditions and trends in the markets we serve;

•	changes in general economic, industry and market conditions;

•	success of competitive products and services;

•	changes in market valuations or earnings of our competitors;

•	changes in our pricing policies or the pricing policies of our competitors;

•	announcements of significant new products, contracts, acquisitions or strategic alliances by us or our competitors;

•	changes in legislation or regulatory policies, practices or actions;

•	the commencement or outcome of litigation involving our company, our general industry or both;

•	recruitment or departure of key personnel;

•	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

•	actual or expected sales of our ADSs or ordinary shares by the holders of our ADSs or ordinary shares; and

•	the trading volume of our ADSs or ordinary shares.

In addition, the stock market in general, the Nasdaq Global Market, AIM and the market for diagnostics companies in particular, may experience a loss of investor confidence. Such loss of investor confidence may result in extreme price and volume fluctuations in our ADSs or ordinary shares that are unrelated or disproportionate to the operating performance of our business, financial condition or results of operations. These broad market and industry factors may materially harm the market price of our ADSs and our ordinary shares and expose us to securities class action litigation. Such litigation, even if unsuccessful, could be costly to defend and divert management’s attention and resources, which could further materially harm our financial condition and results of operations.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our securities, the price of our ADSs or ordinary shares could decline.

The liquidity of the trading market for our ADSs and ordinary shares may be affected in part by the research and reports that equity research analysts publish about us and our business. We do not control the opinions of these analysts. The price of our shares could decline if one or more equity analysts downgrade our shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

An active trading market for our ADSs may not develop in the United States, and you may not be able to resell your ADSs at or above the public offering price.

Prior to this offering, there has been no public market for our securities in the United States. Our ordinary shares have been admitted to trading on AIM under the symbol OMH since 2002, and were previously listed on the Official List of the United Kingdom Listing Authority and admitted to trading on the main market of the London Stock Exchange plc. There is currently, however, only a limited volume of trading in our ordinary shares on AIM, which limits the liquidity of our ordinary shares on that market. We cannot predict when or whether investor interest in our ADSs on the Nasdaq Global Market or our ordinary shares on AIM might lead to an increase in their market price or the development of a more active trading market or how liquid that market might become.

The public offering price for our ADSs and our ordinary shares will be determined through negotiations with the underwriters based on a number of factors, including the current and historic trading prices of our ordinary shares on AIM, that might not be indicative of prices that will prevail in the trading market for our ADSs in the United States or our ordinary shares on AIM. An active trading market for our ADSs in the United States may never develop or be sustained following this offering. If an active market for our securities does not develop, it may be difficult to sell ADSs or ordinary shares you purchase in this offering without depressing the market price for our securities, or at all.

Liquidity in the market for our securities may be adversely affected by our maintenance of two exchange listings.

Following this offering and after our ADSs are traded on the Nasdaq Global Market, we currently expect to continue to list our ordinary shares on AIM. We cannot predict the effect of having our securities traded or listed on both of these markets. This dual listing may, however, dilute the liquidity of our securities in one or both markets and may adversely affect the development of an active trading market for our ADSs in the United States.

Future sales of our ADSs or ordinary shares may depress our share price.

After this offering, we will have 395,616,639 ordinary shares outstanding, including ordinary shares underlying our ADSs. Sales of a substantial number of ADSs or ordinary shares in the public market following this offering, or the perception that these sales may occur, could cause the market price of our ADSs and ordinary shares to decline. After the lock-up agreements pertaining to this offering expire, additional holders will be able to sell their ADSs or ordinary shares in the public market, subject to legal restrictions on transfer. As soon as practicable following completion of this offering, we also intend to file a registration statement covering ordinary shares issued in the form of ADSs or reserved for such issuance to our US employees under our share incentive plans. We may also sell additional ADSs or ordinary shares in subsequent public offerings, which may adversely affect market prices for our ADSs and ordinary shares. See “Shares Eligible for Future Sale” for more information.

We have broad discretion in the use of the net proceeds from this offering, and our investment of these proceeds may not yield a favorable return.

We cannot specify with certainty the particular uses of the net proceeds we will receive from this offering, and these uses may vary substantially from our current plans. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of Proceeds.” Accordingly, you will have to rely upon the judgment of our management with respect to the use of the proceeds. Our management may spend a portion or all of the net proceeds from this offering in ways that holders of our ADSs and ordinary shares may not desire or that may not yield a significant return or any return at all. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may also invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We do not currently intend to pay dividends on our ordinary shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our ADSs or ordinary shares.

We have never declared or paid any cash dividends on our ordinary shares, and we currently intend to invest our future earnings, if any, to fund the development and growth of our business. Therefore, we do not anticipate declaring or paying cash dividends on our ordinary shares in the foreseeable future. The payment of dividends will be at the discretion of our board of directors and will depend on our results of operations, capital requirements, financial condition, future prospects, contractual arrangements, restrictions imposed by applicable law, any limitations on payments of dividends present in any debt agreements we may enter into and other factors our board of directors may deem relevant. If we do not pay dividends, your ability to achieve a return on your investment in our company will depend on any future appreciation in the market price of our ADSs and ordinary shares. There is no guarantee that our ADSs and ordinary shares will appreciate in value or even maintain the price at which our holders have purchased their ADSs or ordinary shares.

As a holder of our ADSs, you may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

As a holder of ADSs, you will not be treated as one of our shareholders. Instead, the depositary will be treated as the holder of the ordinary shares underlying your ADSs. However, you may exercise some of the shareholders’ rights through the depositary, and you will have the right to withdraw the ordinary shares represented by your ADSs from the deposit facility as described in “Description of American Depositary Shares—Deposit, Withdrawal and Cancellation” and “Description of American Depositary Shares—Your Right to Receive the Shares Underlying Your ADSs.” Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attached to the ordinary shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attached to the ordinary shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our ordinary shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act of 1933, as amended, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs or your ordinary shares.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We may, in our absolute discretion and without assigning any reason therefor, decline to register any transfer of ordinary shares that are not fully paid (provided that the discretion is not exercised in such a way as to prevent trading such ordinary shares on AIM from taking place on an open and proper basis) and we may also decline to register any ordinary shares which are not fully paid on which we have a lien or if the transferor (or any person appearing to be interested in the shares being transferred) is in default in complying with a statutory notice requiring disclosure as to the beneficial ownership of those shares.

Your rights as a shareholder will be governed by English law and differ from the rights of shareholders under US law.

Osmetech plc is a public limited company incorporated under the laws of England and Wales. Therefore, the rights of holders of ordinary shares and many of the rights of holders of ADSs are governed by English law and by our memorandum and articles of association. These rights differ from the typical rights of shareholders in US corporations. Facts that, under US law, would entitle a shareholder in a US corporation to claim damages may also give rise to a cause of action under English law entitling a shareholder in an English company to claim damages. However, this will not always be the case. For example, the rights of shareholders to bring proceedings against us or against our directors or officers in relation to public statements are more limited under English law than the civil liability provisions of the US securities laws.

You may have difficulties enforcing, in actions brought in courts in jurisdictions located outside the United States, liabilities under the US securities laws. In particular, if you sought to bring proceedings in England based on US securities laws, the English court might consider:

•	that it did not have jurisdiction;

•	that it was not the appropriate forum for such proceedings;

•	that, applying English conflict of laws rules, US law (including US securities laws) did not apply to the relationship between you and us or our directors and officers; or

•	that the US securities laws were of a public or penal nature and should not be enforced by the English court.

You should also be aware that English law does not allow for any form of legal proceedings directly equivalent to the class action available in US courts.

For further information with respect to our shares, see “Description of Share Capital.” For a description of the rights of ADS holders, see “Description of American Depositary Shares.”

You may have difficulty in effecting service of process in the United States or enforcing judgments obtained in the United States.

Several of our directors and some of the experts named in this prospectus are residents of countries other than the United States. As a result, it may not be possible for you to:

•	effect service of process within the United States upon all of our directors and executive officers and some of the experts named in this prospectus or on us; or

•	obtain discovery of relevant documents and/or the testimony of witnesses.

You may also have difficulties enforcing in courts outside the United States judgments obtained in the US courts against any of our directors and some of the experts named in this prospectus or us (including actions under the civil liability provisions of the US securities laws). In particular, there is doubt as to the enforceability in the United Kingdom of US civil judgments predicated purely on US securities laws. In any event, there is no system of reciprocal enforcement in the United Kingdom of judgments obtained in the US courts. Accordingly, a judgment against any of those persons or us may only be enforced in the United Kingdom by the commencement of a fresh action before the English court based on the judgment of the US court. Summary judgment against any of those persons or us, as the case may be, may be granted by the English court without requiring the issues in the US litigation to be reopened on the basis that those matters have already been decided by the US court provided that the English court is satisfied that:

•	the judgment is final and conclusive;

•	the US court had jurisdiction to determine the claim(s) (which is a matter of English law);

•	the US judgment is not impeachable for fraud and is not contrary to English rules of natural or substantial justice;

•	the enforcement of the judgment will not be contrary to public policy or statute in the United Kingdom;

•	the judgment is for a definite sum of money;

•	the English proceedings were commenced within the relevant limitation period;

•	the judgment is not directly or indirectly for the payment of taxes or other charges of a like nature or a fine or other penalty (for example, punitive or exemplary damages);

•	the judgment remains valid and enforceable in the court in which it was obtained unless and until it is set aside; and

•	before the date on which the US court gave judgment, the issues in question had not been the subject of a final judgment of an English court or of a court of another jurisdiction whose judgment is enforceable in England.

Currency fluctuations may adversely affect the price of the ADSs relative to the price of our ordinary shares.

The price of our ordinary shares is quoted in British Pounds Sterling. Movements in the British Pound Sterling/US Dollar exchange rate may adversely affect the US Dollar price of our ADSs and the US Dollar equivalent of the price of our ordinary shares. For example, if the British Pound Sterling weakens against the US Dollar, the US Dollar price of the ADSs could decline, even if the price of our ordinary shares in British Pounds Sterling increases or remains unchanged.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are a foreign private issuer, as such term is defined in Rule 405 under the Securities Act, and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to US domestic issuers. In order to maintain our current status as a foreign private issuer, a majority of our ordinary shares, including ordinary shares underlying our ADSs, must be either directly or indirectly owned of record by non-residents of the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to US domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. In addition, we would be required to prepare our financial statements in accordance with US generally accepted accounting principles. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under US securities laws if we are required to comply with the reporting requirements applicable to a US domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to US domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies in the United States, which may adversely affect our operating results, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could cause investors to lose confidence in our operating results and in the accuracy of our financial reports and could have a material adverse effect on our business and on the price of our ADSs and ordinary shares.

As a public company in the United States, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. Our first report on compliance with Section 404 is expected to be in connection with our financial statements for the year ending December 31, 2009. The controls and other procedures are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is disclosed accurately and is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We are in the early stages of conforming our internal control procedures to the requirements of Section 404 and we may not be able to complete our evaluation, testing and any required remediation needed to comply with Section 404 in a timely fashion. Our independent registered public accounting firm was not engaged to perform an audit of our internal control over financial reporting. Our independent registered public accounting firm’s audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. Accordingly, no such opinion was expressed. Even if we develop effective controls, these new controls may become inadequate because of changes in conditions or the degree of compliance with these policies or procedures may deteriorate. Even after we develop these new procedures additional weaknesses in our internal control over financial reporting may be discovered. In order to fully comply with Section 404, we will need to retain additional employees to supplement our current finance staff, and we may not be able to so in a timely manner, or at all. In addition, in the process of evaluating our internal control over financial reporting we expect that certain of our internal control practices will need to be updated to comply with the requirements of Section 404 and the regulations promulgated thereunder, and we may not be able to do so on a timely basis, or at all. In the event that we are not able to demonstrate compliance with Section 404 in a timely manner, or are unable to produce timely or accurate financial statements, we may be subject to sanctions or investigations by regulatory authorities such as the SEC or Nasdaq and investors may lose confidence in our operating results and the price of our ADSs and ordinary shares could decline. Furthermore, if we or our auditors are unable to certify that our internal control over financial reporting is effective and in compliance with Section 404 we may be subject to sanctions or investigations by regulatory authorities such as the SEC or Nasdaq and we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on our business and on the price of our ADSs and ordinary shares.

Furthermore, as a public company listed in the United States, we will incur significant additional legal, accounting and other expenses that we did not incur as an AIM listed company. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and Nasdaq, may increase legal and financial compliance costs and make some activities more time consuming. These laws, regulations and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If notwithstanding our efforts to comply with new laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

Failure to comply with these rules might also make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors or as members of senior management.

It is most likely that we will be a passive foreign investment company for US federal income tax purposes, which may result in negative tax consequences to you.

There is a risk that we will be classified as a Passive Foreign Investment Company, or PFIC, for certain tax years. If we are classified as a PFIC, a US holder of our ADSs or ordinary shares will be subject to special US federal income tax rules that determine the amount of federal income tax imposed on income derived with respect to the PFIC shares. As a result, a US holder of our ADSs or our ordinary shares could be subject to substantially increased US tax liability upon a disposition of, or distribution with respect to, its ADSs or ordinary shares. We will be a PFIC for any taxable year during which either 75% or more of our gross income is passive income (generally consisting of dividends, interest, certain rents and royalties and similar investment-type income, as well as gains on disposition of assets that generate such income) or the average percentage of our assets (by value) that produce or are held for the production of passive income is at least 50%. The risk that we will be classified as a PFIC arises because under applicable rules issued by the US Treasury Department, cash balances, even if held as working capital, are considered to be assets that produce passive income. Therefore, any determination of PFIC status will depend upon the sources of our income and the relative values of passive and nonpassive assets, including goodwill. A determination as to a corporation’s status as a PFIC must be made annually. We believe that we were a PFIC for the taxable years ended December 31, 2006 and 2007. Although such a determination is fundamentally factual in nature and generally cannot be made until the close of the applicable taxable year, based on our current operations, we believe that there is a significant likelihood that we will be classified as a PFIC in the 2008 taxable year and possibly in subsequent years.

If we are classified as a PFIC at any time during the US holder’s holding period for our ADSs or ordinary shares, the federal income tax imposed on a US holder with respect to income derived from our ADSs or ordinary shares will be determined under a special regime, which applies upon (a) the receipt of any “excess distribution” from us (generally, distributions in any year that are greater than 125% of the average annual distributions received by such US holder in the three preceding years or its holding period, if shorter) and (b) the sale or disposition of our ADSs or ordinary shares. Under this special regime, the excess distribution or realized gain is treated as ordinary income. The federal income tax on such ordinary income is determined under the following steps: (i) the amount of the excess distribution or gain is allocated ratably over the US holder’s holding period; (ii) the amount allocated to the current taxable year and any taxable year prior to the first year we became a PFIC will be taxed as ordinary income; and (iii) the amount allocated to each other year is subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax is imposed on the resulting tax attributable to each year.

A US holder may generally avoid this regime by electing to treat a PFIC in which it holds shares as a “qualified electing fund,” or QEF. If a US holder makes a QEF election, the US holder must include annually in gross income (for each year in which PFIC status is met) such holder’s pro rata share of the PFIC’s ordinary earnings and net capital gains, whether or not such amounts are actually distributed to the US holder. We plan to comply with the record-keeping and reporting requirements that are a prerequisite to making a QEF election. Absent any unforeseen restructuring of our operations or unanticipated material changes to facts and circumstances that would make such reporting unduly burdensome, with respect to any taxable year for which we are a PFIC, we will continue to comply with such requirements and to provide US holders of our ADSs and ordinary shares with the information necessary to make and maintain a valid QEF election.

It may also be possible for a US holder to avoid the PFIC regime by making a “mark-to-market” election with respect to PFIC shares if the shares qualify as “marketable shares.” For a discussion of the “mark-to-market” rules, see “Taxation—US Federal Income Taxation” below.

In view of the complexity of the issues regarding our treatment as a PFIC, US shareholders are urged to consult their own tax advisors for guidance as to our status as a PFIC.

For further discussion of tax consequences if we are a PFIC, see “Taxation—US Federal Income Taxation” below.

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average and year end official exchange rates, in each case for the purchase of British Pound Sterling, all expressed per US dollar. The information is based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Fluctuations in the exchange rate between the British Pound Sterling and the US Dollar in the past are not necessarily indicative of fluctuations that may occur in the future. These rates should not be construed as representations that British Pound Sterling amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rate indicated as of any of the dates mentioned in this document or at all. These rates may also differ from the actual rates used in the preparation of our consolidated financial statements included in this prospectus and other financial data appearing in this prospectus.

Accounting Period Ended	High	Low	Average(1)	Year end

December 31, 2005	1.9292	1.7138	1.8165	1.7188
December 31, 2006	1.9794	1.7256	1.8582	1.9586
December 31, 2007	2.1104	1.9235	2.0073	1.9843

Month Ended	High	Low	Average

March 31, 2008	2.0311	1.9823	2.0015
April 30, 2008	1.9994	1.9627	1.9816
May 31, 2008	1.9818	1.9451	1.9650
June 30, 2008	1.9938	1.9467	1.9664
July 31, 2008	2.0038	1.9685	1.9888
August 31, 2008	1.9743	1.8190	1.8865

(1)	The average of the exchange rates on the last business day of each month for the relevant accounting period.

On September 25, 2008, the exchange rate based on the noon buying rate of the Federal Reserve Bank of New York was £1.00 = $1.8406.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not of historical facts may be deemed to be forward-looking statements. You can identify these statements by words such as “aim,” “anticipate,” “assume,” “believe,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends. These forward-looking statements are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control and may cause our actual results, performance and condition or achievements to differ materially from those expressed or implied by such forward-looking statements. Except as required by law or regulation, we do not have any intention or obligation to update publicly any forward-looking statements even though our situation may change in the future. Factors that may cause such differences include, but are not limited to, the risks described under “Risk Factors,” including:

•	failure to obtain sufficient funding for the development and commercialization of our products;

•	failure to achieve significant product revenue from the sale and marketing of our products;

•	inability to manufacture reliable products;

•	inability to expand sales of our products in international markets;

•	failure to develop an efficient manufacturing capacity;

•	inability to manage anticipated growth;

•	failure of our products to gain acceptance among physicians, hospitals, patients, healthcare providers and third party payors;

•	inability to obtain regulatory clearance or approval for any of our products;

•	failure to enter into or maintain successful strategic alliances, which may delay the development or commercialization of our products or may result in significant additional expenditures;

•	inability to attract or retain skilled personnel for our product development and commercialization efforts; and

•	inability to protect our intellectual property and operate our business without infringing upon the intellectual rights of others, which could result in litigation and significant expenditures.

Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements.

You should rely only upon the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell the ADSs or ordinary shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this document is accurate as of the date on the front cover of this document only, regardless of the time of delivery of this prospectus or any sale of our ADSs or ordinary shares.

USE OF PROCEEDS

We expect to receive approximately $37.7 million from the sale of 5,500,000 ADSs (representing 192,500,000 ordinary shares) at an assumed initial public offering price of $8.00 per ADS (the midpoint of the estimated price range set forth on the cover page of this prospectus), adjusted to account for the ratio of 35 ordinary shares per ADS, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, or $43.9 million if the underwriters’ over-allotment option is exercised in full. A $1.00 increase or decrease in the assumed public offering price of $8.00 per ADS would increase or decrease the net proceeds of this offering by $5.1 million.

We intend to use the net proceeds of this offering for the following purposes:

•	approximately $20.0 million for the development of a broad menu of tests for our eSensor XT-8 System, focusing on additional tests using established or scientifically validated biomarkers for detecting human genetic markers, infectious diseases and cancer;

•	approximately $5.0 million to continue to enhance the capabilities of our eSensor platform, including by developing sample processing improvements and/or automated instrument solutions with sample-to-answer capabilities and by developing smaller and more portable instruments that may allow for point-of-care testing;

•	approximately $5.0 million to fund additional sales, marketing and service personnel and marketing initiatives in connection with future test and system product launches; and

•	the remainder for additional working capital and other general corporate purposes, to explore opportunities to expand our current business through strategic alliances and licenses with, or acquisitions of, other businesses, products or technologies and the costs of operating as a public company, although we currently have no agreements or commitments for any specific acquisitions.

The foregoing expected use of the net proceeds of this offering represents our current intentions based upon our present plans and business condition. The amounts and timing of our actual expenditures may vary significantly and will depend upon numerous factors, including cash flows from operations and the anticipated growth of our business. We will retain broad discretion in the allocation and use of our net proceeds. Pending the allocation of the net proceeds of this offering, we intend to invest the net proceeds of this offering in short-term, interest-bearing obligations, investment grade instruments, certificates of deposit or guaranteed obligations of the US government. To determine whether we are a passive foreign investment company, the obligations will be considered “passive assets” and the interest we receive on them “passive income.” See “Taxation—US Federal Income Taxation” below.

DIVIDEND POLICY

We have never declared or paid cash dividends on our ordinary shares. We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business.

Under English law, any payment of dividends would be subject to the Companies Act 1985 and the Companies Act 2006 (to the extent in force), which require that all dividends be approved by our board of directors and, in some cases, our shareholders. Moreover, under English law, we may pay dividends on our shares only out of profits available for distribution determined in accordance with the Companies Act 2006 and IFRS, which differ in some respects from US GAAP. In the event that dividends are paid in the future, holders of our ADSs will be entitled to receive payments in US Dollars in respect of dividends on the underlying ordinary shares in accordance with the deposit agreement. See “Description of Share Capital—Dividends” and “Description of American Depositary Shares—Dividends and Other Distributions.”

CAPITALIZATION

The following table sets forth our capitalization (i) as of June 30, 2008, on an actual basis, and (ii) on an adjusted basis giving effect to the sale of 5,500,000 ADSs (representing 192,500,000 ordinary shares) at an assumed initial public offering price of $8.00 per ADS (the midpoint of the estimated price range set forth on the cover page of this prospectus), adjusted to account for the ratio of 35 ordinary shares per ADS and receipt of estimated aggregate proceeds of $37.7 million or £19.0 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. This table should be read in conjunction with our audited and unaudited consolidated financial statements and accompanying notes included elsewhere in this prospectus and with the information set forth under the headings “Use of Proceeds”, “Selected Consolidated Financial Data”, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2008
	Actual		As Adjusted
	£	$	£	$
	(Unaudited)

Equity
Called up share capital	7,028,952	13,991,832	7,221,452	14,375,022
Share premium account	51,767,742	103,048,867	70,524,303	140,385,677
Other reserves	2,304,603	4,587,543	2,304,603	4,587,543
Cumulative exchange reserve	(589,551)	(1,173,560)	(589,551)	(1,173,560)
Accumulated deficit	(51,123,141)	(101,765,725)	(51,123,141)	(101,765,725)

Total equity	9,388,605	18,688,957	28,337,666	56,408,957
Total capitalization	9,388,605	18,688,957	28,337,666	56,408,957

A $1.00 increase or decrease in the assumed initial public offering price would increase or decrease as adjusted total equity and total capitalization by approximately $5.1 million (or £2.6 million), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

Our net tangible book value as of June 30, 2008, was £8,353,272 ($16,628,023), and £1.44 ($2.87) per ADS. Net tangible book value per ADS represents the amount of our total tangible assets less our total liabilities, divided by the number of ADSs outstanding as of June 30, 2008 (assuming all ordinary shares were held in the form of ADSs).

After giving effect to the sale by us in this offering of 5,500,000 ADSs (assuming all ordinary shares are sold in the form of ADSs) at an assumed initial public offering price of $8.00 per ADS (the mid-point of the estimated price range on the cover of this prospectus), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as of June 30, 2008 would have been £27,302,333 ($54,348,023), and approximately £2.42 ($4.81) per ADS. This amount represents an immediate increase in net tangible book value of £0.98 ($1.94) per ADS to our existing shareholders (assuming all ordinary shares were held in the form of ADSs), and an immediate dilution in net tangible book value of approximately 39.9%, or £1.60 ($3.19) per ADS to new investors purchasing ADSs in this offering at the assumed initial public offering price. We determine dilution by subtracting the adjusted net tangible book value per ADS after this offering from the amount of cash that a new investor paid for an ADS. The following table illustrates this dilution on a per ADS basis, in dollars:

Assumed initial public offering price per ADS		$8.00
Net tangible book value per ADS as of June 30, 2008	$2.87
Increase per ADS attributable to new investors in this offering	1.94

Pro forma net tangible book value per ADS at June 30, 2008 after giving effect to this offering		4.81

Dilution per ADS to new investors		$3.19

The discussion and tables above assume no exercise of the underwriters’ over-allotment option. If the underwriters’ over-allotment option is exercised in full:

•	the number of ordinary shares held by existing shareholders will represent 47.8% of the total number of ordinary shares to be outstanding after this offering; the number ordinary shares held by investors participating in this offering will represent 52.2% of the total number of ordinary shares to be outstanding after this offering; and

•	our adjusted pro forma net tangible book value at June 30, 2008 will be $60,486,023 or $4.99 per ADS, representing an immediate increase in pro forma net tangible book value of $2.12 per ADS to our existing shareholders and an immediate dilution of $3.01 per ADS to investors purchasing ADSs in this offering.

The discussion and table above assume no exercise of any outstanding share options. As of June 30, 2008, there were 30,472,450 ordinary shares (equivalent to 870,641 ADSs) issuable upon exercise of outstanding options at a weighted average exercise price of £0.082 per ordinary share (equivalent to $5.71 per ADS), and there were 4,245,000 ordinary shares (equivalent to 121,286 ADSs) available for future issuance upon the exercise of future grants under our share incentive plans. If all of these outstanding options had been exercised as of June 30, 2008, our pro forma net tangible book value would have been $3.24 per ADS, adjusted pro forma net tangible book value after this offering would be $4.87 per ADS and dilution in adjusted pro forma net tangible book value to investors in this offering would be $3.13 per ADS.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth, for the periods indicated, our historical consolidated financial data. The selected consolidated financial data as of December 31, 2006 and 2007 and for the years ended December 31, 2006 and 2007 have been derived from our audited consolidated financial statements included elsewhere in this prospectus, prepared in accordance with IFRS. The selected consolidated financial data for the six months ended June 30, 2007 and 2008 and at June 30, 2008 are derived from our unaudited condensed consolidated financial statements, prepared in accordance with IFRS, which are included elsewhere in this prospectus.

The year ended December 31, 2007 was the first year for which we presented our financial statements under IFRS and the date of transition to IFRS was January 1, 2006. Prior to this date, our financial statements were reported under generally accepted accounting principles in the United Kingdom, or UK GAAP.

We had the following significant business activities which have been reflected as discontinued operations in the selected financial data below:

•	In January 2007, we entered into a sale and purchase agreement to dispose of our blood gas analyzer business. The disposal was completed on January 31, 2007.

•	During the year ended December 31, 2007, we discontinued our operations related to our GeneSensor business which we obtained as part of our acquisition of Molecular Sensing plc in 2004.

We have not presented selected consolidated financial data below for periods prior to 2006. Our financial statements for periods prior to 2006, including the eight-month transition period beginning May 1, 2005 through December 31, 2005, were prepared in accordance with generally accepted accounting principles in the United Kingdom, or UK GAAP, and are not readily comparable to our IFRS financial statements for the years ended December 31, 2006 and 2007. In addition, since our financial results for such prior periods primarily relate to discontinued operations, we believe that such financial results are of limited value to investors in assessing our current operations.

Our selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operation” following this section and our consolidated financial statements and related notes appearing elsewhere in this prospectus. Investors should read this document and not just rely on the selected consolidated financial data in this section.

The historical results are not necessarily indicative of results to be expected in any future periods.

	Years Ended December 31,			Six Months Ended June 30,
Statement of Operations Data	2006	2007	2007	2007	2008	2008
	£	£	$	£	£	$

Continuing operations
Revenue	48,635	169,273	336,955	70,061	127,994	254,785

Changes in inventories of finished goods and work in progress	(31,350)	(92,818)	(184,764)	(47,798)	(155,588)	(309,714)
Employee benefits	(5,554,310)	(6,413,616)	(12,766,944)	(3,223,842)	(3,370,116)	(6,708,553)
Research and development costs	(3,034,323)	(2,595,179)	(5,165,963)	(1,301,699)	(1,092,324)	(2,174,380)
Depreciation and amortization	(363,184)	(589,611)	(1,173,680)	(220,588)	(264,114)	(525,745)
Other expenses	(3,816,628)	(3,526,449)	(7,019,749)	(1,588,397)	(2,067,058)	(4,114,686)

	(12,799,795)	(13,217,673)	(26,311,100)	(6,382,324)	(6,949,200)	(13,833,078)

Operating loss	(12,751,160)	(13,048,400)	(25,974,145)	(6,312,263)	(6,821,206)	(13,578,293)
Interest on bank balances and term deposits	284,582	864,143	1,720,163	496,478	174,068	346,500

Loss before taxation	(12,466,578)	(12,184,257)	(24,253,982)	(5,815,785)	(6,647,138)	(13,231,793)
Taxation	126,211	153,633	305,822	74,000	—	—

Loss for the period from continuing operations	(12,340,367)	(12,030,624)	(23,948,160)	(5,741,785)	(6,647,138)	(13,231,793)
Discontinued operations
(Loss)/profit for the period from discontinued operations net of tax(1)	(937,161)	16,014,425	31,878,314	17,199,808	—	—

(Loss)/profit for the period	(13,277,528)	3,983,801	7,930,154	11,458,023	(6,647,138)	(13,231,793)

Earnings/(loss) per share:
From continuing and discontinued operations
Basic and diluted	(0.0802)	(0.0196)	(0.0390)	0.0564	(0.0327)	(0.0651)

From continuing operations
Basic and diluted	(0.0746)	(0.0593)	(0.1180)	(0.0283)	(0.0327)	(0.0651)

Weighted average number of ordinary shares in issue used for purposes of calculating earnings/(loss) per share, basic and diluted	165,457,028	202,934,689	202,934,689	202,934,689	203,107,701	203,107,701

	At December 31,			At June 30,
Balance Sheet Data	2006	2007	2007	2008
	£	£	$	£	$

Cash and cash equivalents	7,089,106	13,910,710	27,690,659	6,676,043	13,289,331
Total assets	15,293,492	17,328,031	34,493,179	10,669,251	21,238,211
Net assets	11,505,417	15,875,030	31,600,835	9,388,605	18,688,957

Long term debt	—	—	—	—	—
Accumulated deficit	(50,345,337)	(44,476,003)	88,533,932	(51,123,141)	(101,765,725)

(1)	Principally reflects profits from the sale of our blood gas analyzer business in 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

The information contained in the discussion below and elsewhere in the prospectus includes forward-looking statements that involve risk and uncertainties. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to be different from the results described in or implied by the forward-looking statements contained in this prospectus.

Unless otherwise identified, the consolidated financial data set out in this document are derived from our consolidated financial statements and the notes thereto, included elsewhere in this prospectus, prepared in accordance with IFRS.

Business Overview

We develop, manufacture and market an advanced molecular diagnostic platform, the eSensor platform, to enable hospitals and reference laboratories to perform rapid and cost-effective DNA, RNA and protein testing. The eSensor platform, which utilizes electrochemical detection technology and employs single-use test cartridges, is designed to support a broad menu of tests and provide accurate results while minimizing technician involvement. Our unique platform permits multiplexing on individual samples and random access testing.

Our company was incorporated and registered in England and Wales on September 1, 1993. Our initial business was to exploit the commercial applications of a technology for aroma analysis that emulates the human nose. On June 17, 1994, we re-registered as a public limited company and our ordinary shares were admitted to trading on market of the London Stock Exchange. In 1996, our ordinary shares were listed on the official list of the United Kingdom Listing Authority, or the Official List, and admitted to trading on the main market of the London Stock Exchange. In 1998, we applied the technology developed for aroma analysis to healthcare technology to detect the presence of certain infection-causing microorganisms. In 2002, we delisted from the Official List and our ordinary shares were admitted to trading on AIM. In 2003, we acquired a blood gas analyzer business line from Roche Diagnostics. In 2004, we acquired Molecular Sensing plc and its GeneSensor molecular diagnostics platform, marking our entry into the molecular diagnostics field. In 2005, we acquired the Clinical Micro Sensors business from Motorola, including the eSensor 4800 System and our eSensor Cystic Fibrosis Carrier Detection Test. In 2007, we discontinued the GeneSensor business. To maintain our focus on our eSensor platform and to raise additional funds for its development, we sold the blood gas analyzer business to IDEXX Laboratories, Inc. in the first quarter of 2007. The financial statements for the years ended December 31, 2006 and 2007 include the results of operations for the blood gas analyzer and GeneSensor businesses as discontinued operations.

After we received 510(k) clearance of the eSensor 4800 System and the eSensor Cystic Fibrosis Carrier Detection Test from the FDA, we began marketing a limited number of eSensor 4800 Systems and selling our eSensor Cystic Fibrosis Carrier Detection Test to validate our technology, platform and testing systems in the marketplace, while at the same time building a marketing infrastructure and gaining market exposure. During that period, we developed our second-generation eSensor XT-8 System, incorporating the feedback and information received from the FDA clearance process and field use of our eSensor 4800 System. In July 2008, we received 510(k) clearance of our eSensor XT-8 System and our eSensor Warfarin Sensitivity Test, which is a pharmacogenetic test that determines how an individual metabolizes and responds to the drug warfarin, marketed under the brand name Coumadin® and in other generic forms, which is the most commonly prescribed oral anti-coagulant in North America and Europe.

Since our acquisition of the Clinical Micro Sensors business, we have incurred net losses from continuing operations each year, and we expect to continue to incur losses for the foreseeable future. Our losses attributable to continuing operations for the years ended December 31, 2006 and 2007 were £12,340,367 and £12,030,624 (or $23,948,160), respectively, and £5,741,785 and £6,647,138 (or $13,231,793) for the six months ended June 30, 2007 and 2008, respectively. As of June 30, 2008, we had an accumulated deficit of £51,123,141 (or $101,765,725). Our operations to date have been funded principally through sales of ordinary shares and sales of our businesses. We expect to incur increasing expenses over the next several years, principally to further develop our products and to develop additional diagnostic tests, as well as to further increase our spending to manufacture, sell and market our products.

Financial Results Overview

Revenue

Revenue from continuing operations received to date includes product revenues derived principally from the sale of our eSensor Cystic Fibrosis Carrier Detection Test for use with our eSensor 4800 System and also includes licensing income from our out-licensing of our electrochemical detection technology. We have placed our eSensor 4800 Systems with customers at no direct charge and principally derive our revenues from the sale of our eSensor Cystic Fibrosis Carrier Detection Test. In July 2008, we received 510(k) clearance of our eSensor XT-8 System and our eSensor Warfarin Sensitivity Test. As a result, we anticipate that our revenue from continuing operations for the next twelve months will be generated primarily from sales of our eSensor Warfarin Sensitivity Test and continuing sales of our eSensor Cystic Fibrosis Carrier Detection Test. We plan to offer our eSensor XT-8 instrument for sale, with no obligation to purchase test cartridges, but we will also offer customers reagent rental contracts at no direct charge and allowing them to pay the cost of the instrument by purchasing our test cartridges through reagent rental agreements. These agreements generally require minimum purchase quantities of consumables and minimum lease periods, in which cases, the price for our test cartridge kits would be higher to recover the expense of the instrument. We may enter into additional sub-licenses of our technology generating additional revenue, but do not anticipate that this will provide a significant portion of our future revenue.

Changes in Inventories of Finished Goods and Work in Progress

Changes in inventories of finished goods and work in progress represents the cost of product sales including the cost of materials, direct labor and other overhead costs associated with manufacturing and supplying finished goods to customers, including royalties on product sales. Costs to date primarily constitute the cost of materials used in the manufacture of our consumables and testing kits for our eSensor 4800 Systems. We expect our changes in inventories and finished goods and work in progress and royalties on product sales to increase as we introduce and place our eSensor XT-8 System and sell accompanying tests.

Employee Benefits

Employee benefits represent all wages, salaries, share compensation charges, bonuses, payroll taxes, social security costs, pension costs, health insurance and life assurance costs incurred by us for all of our employees, including executive directors. We expect employee benefits costs to increase as we retain additional personnel primarily in the area of test development for our eSensor platform.

Share compensation charges represent the fair value of our share options recognized as an expense over the performance or vesting period. We have granted options to our directors and senior management and certain employees under the Osmetech plc Enterprise Management Incentive Plan, or EMI Plan, the Osmetech plc 2003 US Equity Compensation Plan, or the US Plan, as well as Long Term Incentive Awards, or LTIPs, and have entered into individual option agreements and unapproved options. An unapproved share option is an option defined as such by HM Revenue and Customs that may provide less advantageous tax benefits for the optionholder than a share option issued under an approved scheme. We last issued LTIPs to senior management personnel in January 2007 and we issue options under the US Plan on a regular basis to certain new or newly promoted employees. LTIPs are subject to performance criteria and have been issued at an exercise price of £0.001 per ordinary share. We have granted options to purchase ordinary shares to our employees at exercise prices equal to the fair market value of the underlying shares on the date of each grant, determined based on the mid-market closing price of our ordinary shares on AIM on the day before such grant. Going forward, we expect that US employees will be granted options to purchase ADSs that will have exercise prices based on the closing price of an ADS on the Nasdaq Global Market on the date of grant. We expect these charges to increase as we retain additional employees to expand our research and development and sales and marketing infrastructure and grant equity awards to these employees.

Research and Development Costs

Research and development costs primarily include expenses related to the development of our eSensor XT-8 System and tests for that system. Such expenses exclude salaries and benefits for research and development personnel, which are included in employee benefits. We expense all research costs in the periods in which they are incurred. We expense all development costs in the periods in which they are incurred, unless the costs incurred to meet the strict criteria defining an internally-generated intangible asset. Internally-generated intangible assets are amortized on a straight-line basis over their useful lives. Such assets are not generally recognized until FDA clearance has been obtained and a commercially viable market has been identified for a product developed based on such assets. Our research and development costs are categorized as system development costs, which include costs relating to the development of our instruments and software, which is primarily done by outside contractors and test development costs, which include specialized work performed for the design and formulation of signal and capture probes, primers and other reagents by outside contractors, consumable supplies for the consumables used in clinical studies and in general laboratory activity and other expenses relating to the research and development of tests, including an internal allocation of certain general administrative costs that are applicable to research and development. We expect research and development costs to increase as we develop more advanced instruments and obtain additional biomarkers to use in the development of tests for our eSensor platform.

Depreciation and Amortization

Depreciation and amortization principally comprises the depreciation expense on plant, machinery, laboratory equipment and office equipment at our Pasadena and Rockland facilities together with the amortization of license costs associated with the technology underlying our eSensor platform. Depreciation costs are incurred on a straight-line basis. Licenses are amortized over the shorter of the life of the product (which we review at least on an annual basis) to which it relates after the first sale of the product and the contractual length of the license.

Other Expenses

Other expenses include all other costs incurred by us in arriving at the operating result for the period, including sales and marketing expenses, facilities costs (other than for the Rockland premises), annual license fees, patent maintenance costs, the costs of operating as a public company and other operating costs. We expect other expenses to increase following this offering for increased accounting and compliance costs relating to a listing on the Nasdaq Global Market and for compliance with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or the Exchange Act, including the provisions of the Sarbanes-Oxley Act.

Interest on bank balances and term deposits

Interest on bank balances and term deposits consists of interest earned on our cash and cash equivalents and short-term investments. Assuming this offering is consummated, we expect this to increase over the next twenty-four months.

Taxation

Taxation consists of research and development tax credits which are calculated on an annual basis. We expect that we would incur tax expenses as our taxable income increases upon sales of our products.

Results of Operations

Comparison of six month periods ended June 30, 2007 and 2008

The following table sets forth the line items from our statement of operations for the six month periods ended June 30, 2007 and 2008 including the period-on-period percentage changes:

	Six months ended June 30,
	2007	2008
	£	£	% Change

Revenue	70,061	127,994	83%
Changes in inventories of finished goods and work in progress	(47,798)	(155,588)	226%
Employee benefits	(3,223,842)	(3,370,116)	5%
Research and development costs	(1,301,699)	(1,092,324)	(16)%
Depreciation and amortization	(220,588)	(264,114)	20%
Other expenses	(1,588,397)	(2,067,058)	30%
Interest on bank balances and term deposits	496,478	174,068	(65)%
Taxation	74,000	—	(100)%

Loss for the period from continuing operations	5,741,785	6,647,138	16%
Net loss per share from continuing operations	0.0283	0.0327	16%
Discontinued operations:
Profit for the period from discontinued operations net of tax	17,199,808	—	(100)%
Profit/(loss) for the period	11,458,023	(6,647,138)	—

Continuing Operations

Loss

The loss from continuing operations increased by 16% from £5,741,785 in the six month period ended June 30, 2007 to £6,647,138 (or $13,231,793) in the six month period ended June 30, 2008 and the net loss per share from continuing operations increased by 16% from £0.0283 in the six month period ended June 30, 2007 to £0.0327 (or $0.0651) in the six month period ended June 30, 2008. Excluding reductions in interest on bank balances and term deposits and taxation credits, the loss for the period increased 8%, primarily resulting from an increase in test development activity in support of our eSensor XT-8 System, partially offset by a reduction in systems development costs due to the completion of the development of our eSensor XT-8 System. Currency exchange rate differences between the two periods were not significant.

Revenue

Revenue increased from £70,061 in the six month period ended June 30, 2007 to £127,994 (or $254,785) in the six month period ended June 30, 2008. The increase of £57,933, or 83%, was principally a result of the growth in sales of our eSensor Cystic Fibrosis Carrier Detection Test. Product sales were £44,796 and £115,398 (or $229,711) and license revenues were £25,265 and £12,596 in the six month periods ended June 30, 2007 and 2008, respectively.

Changes in inventories of finished goods and work in progress

Changes in inventories of finished goods and work in progress increased from £47,798 in the six month period ended June 30, 2007 to £155,588 (or $309,714) in the six month period ended June 30, 2008.

The increase of £107,790, or 226%, was a result of manufacturing additional eSensor Cystic Fibrosis Carrier Detection Tests in 2008, following the growth in our installed base of eSensor 4800 instruments. Gross loss for product sales (defined as product sales less changes in inventories of finished goods and work in progress and royalties on product sales) increased from a loss of £3,002 in the six month period ended June 30, 2007 to a loss of £40,190 (or $80,002) in the six month period ended June 30, 2008 representing (7)% and (35)% of product sales in the six month periods ended June 30, 2007 and 2008, respectively.

Employee benefits

Employee benefits costs increased from £3,223,842 in the six month period ended June 30, 2007 to £3,370,116 (or $6,708,553) in the six month period ended June 30, 2008. The increase of £146,274, or 5%, includes little change in the level of share compensation charges from £162,312 for the six months ended June 30, 2007 to £165,797 (or $329,969) for the six month period ended June 30, 2008 and a one-time cost of £287,000 in the six month period ended June 30, 2007 in respect of employee-related expenses incurred in connection with the disposal of our blood gas analyzer business in the first half of 2007. Excluding these items, employee benefits increased by 15% reflecting an increase in the number of new hires, particularly in the areas of test development and sales and marketing. These increases were partially offset by a reduction in systems development staffing levels following the completion of our second generation, eSensor XT-8 platform.

Research and development costs

Research and development costs decreased from £1,301,699 in the six month period ended June 30, 2007 to £1,092,324 (or $2,174,380) in the six month period ended June 30, 2008. This decrease of £209,375, or 16%, reflected lower systems development costs in the six month period ended June 30, 2008, as the development of the eSensor XT-8 System was completed. This reduction was partially offset by an increase in costs related to the development of new tests during the period.

Depreciation and amortization

Depreciation and amortization expense increased from £220,588 in the six month period ended June 30, 2007 to £264,114 (or $525,745) in the six month period ended June 30, 2008. The increase of £43,526, or 20%, resulted from both an increase in the amortization of license costs and increased depreciation in respect of plant, machinery and laboratory instruments.

Other expenses

In total, other expenses increased from £1,588,397 in the six month period ended June 30, 2007 to £2,067,058 (or $4,114,686) in the six month period ended June 30, 2008. This increase of £478,661, or 30%, principally reflects an increase in temporary labor and recruitment costs to support the growth in test development and sales and marketing activity.

Interest on bank balances and term deposits

Interest on bank balances and term deposits decreased from £496,478 in the six month period ended June 30, 2007 to £174,068 (or $346,500) in the six month period ended June 30, 2008. The decrease of £322,410, or 65%, resulted primarily from a reduction in average cash balances during the six month period ended June 30, 2008, due to the ongoing operating expenses of the business.

Taxation

There have been no UK activities during the six month period ended June 30, 2008 that would qualify for research and development tax credits as compared to the six month period ended June 30, 2007 during which we qualified for tax credits of £74,000.

Comparison of years ended December 31, 2006 and 2007

The following table sets forth the line items from our statement of operations for the years ended December 31, 2006 and 2007 including the year-on-year percentage changes:

	Years ended December 31,
	2006	2007
	£	£	% Change

Revenue	48,635	169,273	248%
Changes in inventories of finished goods and work in progress	(31,350)	(92,818)	196%
Employee benefits	(5,554,310)	(6,413,616)	15%
Research and development costs	(3,034,323)	(2,595,179)	(14)%
Depreciation and amortization	(363,184)	(589,611)	62%
Other expenses	(3,816,628)	(3,526,449)	(8)%
Interest on bank balances and term deposits	284,582	864,143	204%
Taxation	126,211	153,633	22%

Loss for the year from continuing operations	12,340,367	12,030,624	(3)%
Net loss per share from continuing operations	0.0746	0.0593	(21)%
Discontinued operations:
(Loss)/profit for the year from discontinued operations net of tax	(937,161)	16,014,425	—
(Loss)/profit for the year	(13,277,528)	3,983,801	—

Continuing Operations

Loss

Loss decreased from £12,340,367 in the year ended December 31, 2006 to £12,030,624 (or $23,948,160) in the year ended December 31, 2007 and our net loss per share decreased from £0.0746 in the year ended December 31, 2006 to £0.0593 (or $0.1180) in the year ended December 31, 2007. The decrease was principally the result of lower instrument development costs in 2007, partially offset by an increase in test development activity.

Revenue

Revenue increased from £48,635 in the year ended December 31, 2006 to £169,273 (or $336,955) in the year ended December 31, 2007. The increase of £120,638, or 248%, was principally a result of the growth in sales of our eSensor Cystic Fibrosis Carrier Detection Test, which was launched in 2006. Product sales were £21,690 and £116,288 (or $231,483) and license revenues were £26,945 and £52,985 (or $105,472) in the years ended December 31, 2006 and 2007, respectively. For the next twelve months, we expect further growth in product revenues, both from sales of our eSensor Warfarin Sensitivity Test and the continued sales of our eSensor Cystic Fibrosis Carrier Detection Test. We do not expect any substantial change in the level of our licensing income for the foreseeable future.

Changes in inventories of finished goods and work in progress

Changes in inventories of finished goods and work in progress increased from £31,350 in the year ended December 31, 2006 to £92,818 (or $184,764) in the year ended December 31, 2007. The increase of £61,468, or 196%, was a result of manufacturing additional eSensor Cystic Fibrosis Carrier Detection Tests in 2007, following its launch in April 2006. Gross profit for product sales (defined as product sales less changes in inventories of finished goods and work in progress and royalties on product sales) increased from a loss of £9,660 in the year ended December 31, 2006 to a profit of £23,000 (or $45,784) in the year ended December 31, 2007 representing (45)% and 20% of product sales in the year ended December 31, 2006 and 2007, respectively.

Employee benefits

Employee benefits costs increased from £5,554,310 in the year ended December 31, 2006 to £6,413,616 (or $12,766,844) in the year ended December 31, 2007. The increase of £859,306, or 15%, reflects an increase in personnel for continuing operations from 74 at December 31, 2006 to 94 at December 31, 2007, an increase of 27%. The rate of increase in costs related to employee benefits was less than the headcount increase reflecting both the average depreciation in the US Dollar during the year ended December 31, 2007 against British Pounds Sterling of approximately 8% compared to the year ended December 31, 2006 and net recruitment being principally among operational and non-managerial staff. Almost all employees are located in the United States and therefore almost all employee benefits costs are denominated in US Dollars. Share compensation charges included within these totals decreased from £620,442 in the year ended December 31, 2006 to £450,317 (or $896,401) in the year ended December 31, 2007. This decrease of £170,125, or 27%, resulted primarily from a charge of £295,627 recognized in the year ended December 31, 2006 in respect of the vesting of performance share options following the full satisfaction of the applicable performance criteria, partially offset by an increase in share compensation charges related to LTIPs issued in 2007 and our options granted under the US Plan as a result of the increase in staffing levels. We expect some growth in share compensation charges in 2008 and 2009 as we grant additional share options and award LTIPs.

An analysis of employee benefits costs is provided below:

	Years ended December 31,
	2006	2007	2007
	£	£	$

Test development	1,500,370	1,628,106	3,240,908
Systems development	588,775	627,773	1,249,645

Total research and development	2,089,145	2,255,879	4,490,553

Sales and marketing	292,189	720,236	1,433,702
Manufacturing	766,746	784,511	1,561,647
General and administration	2,406,230	2,652,990	5,281,042

Total	5,554,310	6,413,616	12,766,944

We anticipate that further personnel will be added in 2008 and 2009, for both test development and additional sales and marketing personnel to support our growing commercial activities generally, thereby increasing our employee benefits costs.

Research and development costs

Research and development costs decreased from £3,034,323 in the year ended December 31, 2006 to £2,595,179 (or $5,165,962) in the year ended December 31, 2007. This decrease of £439,144, or 14%, was principally a result of lower instrument development costs in 2007, as the development of the eSensor XT-8 System was substantially completed during the year ended December 31, 2006. This reduction was partially offset by an increase in test development activity during the period. Employee benefit costs for systems development and test development personnel are shown above under the employee benefits section. The following provides an analysis of application of our research and development costs:

	Year ended December 31,
	2006	2007	2007
	£	£	$

Systems development	1,778,781	893,126	1,777,856
Test development	1,255,542	1,702,053	3,388,106

Total	3,034,323	2,595,179	5,165,962

Although test development activity is expected to increase in 2008, systems development costs are likely to be relatively low following the completion of the development of the eSensor XT-8 System and prior to any significant expenditure on further systems projects. This may result in a further overall decline in research and development costs for 2008.

Depreciation and amortization

Depreciation and amortization expense increased from £363,184 in the year ended December 31, 2006 to £589,611 (or $1,173,680) in the year ended December 31, 2007. The increase of £226,427, or 62%, resulted primarily from an increase in the amortization of license costs of £101,544 and increased depreciation of £124,883 in respect of plant, machinery and laboratory instruments recently acquired in order to support increased headcount and development activities. We anticipate that the level of these costs will increase in 2008 as we continue to acquire additional machinery and laboratory instruments to support our expanding manufacturing and development activities.

Other expenses

Other expenses include costs for facilities (excluding research and development costs incurred at our Rockland, Massachusetts facility), licensing fees, patent fees, professional fees, marketing, travel, business development, foreign exchange movements and the costs of operating as a public company. In total, these costs decreased from £3,816,628 in the year ended December 31, 2006 to £3,526,449 (or $7,019,749) in the year ended December 31, 2007. With the majority of our costs denominated in US Dollars, this decrease of £290,179, or 8%, resulted primarily from an average depreciation of the US Dollar against British Pounds Sterling in the year ended December 31, 2007 of approximately 8% compared to the year ended December 31, 2006. We expect other expenses to increase following this offering for increased accounting and compliance costs relating to a listing on the Nasdaq Global Market and for compliance with the Exchange Act, including the provisions of the Sarbanes-Oxley Act.

Interest on bank balances and term deposits

Interest on bank balances and term deposits increased from £284,582 in the year ended December 31, 2006 to £864,143 (or $1,720,163) in the year ended December 31, 2007. The increase of £579,561 or 204%, resulted primarily from increased average cash balances during the year ended December 31, 2007, primarily as a result of the receipt of the cash proceeds of £23,071,211 from the sale of our blood gas analyzer business on January 31, 2007.

Discontinued Operations

On January 31, 2007, we sold our blood gas analyzer business for £23,071,211. While our financial statements for the years ended December 31, 2007 and 2006 include those of our blood gas analyzer business, these have been separately disclosed as discontinued operations.

During 2007, we discontinued our GeneSensor business, which we obtained as part of our acquisition of Molecular Sensing plc in 2004. We made this determination based, in part, on the market demand for GeneSensor being less than anticipated. Due to the early stage of development of the GeneSensor platform, we did not believe that we could obtain a sufficient price for the sale of our GeneSensor business to warrant diverting management’s time from the development of our eSensor platform and we therefore discontinued the business. The results for the GeneSensor business have also been disclosed as discontinued operations.

The results of the discontinued operations which have been included in the consolidated statement of operations were as follows:

	Blood Gas
	Analyzer	GeneSensor
Year ended December 31, 2006	Business	Business	Total
	£	£	£

Revenue	10,522,461	—	10,522,461
Expenses	(11,102,469)	(357,153)	(11,459,622)

Net loss for the year from discontinued operations net of tax	(580,008)	(357,153)	(937,161)

	Blood Gas
	Analyzer	GeneSensor
Year ended December 31, 2007	Business	Business	Total
	£	£	£

Revenue	761,588	—	761,588
Expenses	(1,150,052)	(187,925)	(1,337,977)
Impairment losses	—	(1,057,832)	(1,057,832)

Loss from operations	(388,464)	(1,245,757)	(1,634,221)

Profit on disposal of discontinued operations	18,529,383	—	18,529,383
Attributable tax expense	(166,836)	—	(166,836)
Realization of cumulative translation adjustments	(713,901)	—	(713,901)

Net profit/(loss) for the year from discontinued operations net of tax	17,260,182	(1,245,757)	16,014,425

There is no tax income or expense in 2006 and 2007 in respect of the trading loss attributable to the discontinued operations.

Liquidity and Capital Resources

Since acquiring our molecular diagnostics business from Motorola in 2005, we have generated limited product revenues associated with the sale of our eSensor Cystic Fibrosis Carrier Detection Test for our eSensor 4800 System following its launch in April 2006. In January 2007, we completed the sale of our blood gas analyzer business to IDEXX for a total of £23,071,211, or £22,904,375 after taxes. We also raised £22,412,550 (or $44,614,422) after costs through the issue of our ordinary shares in July 2005 and July 2006 in public offerings on AIM. Since our formation in 1994, we have raised net proceeds of £58,785,144 (or $117,017,708) through the issuance of ordinary shares. Since inception, we have incurred significant losses and, as of June 30, 2008, we had an accumulated deficit of approximately £51,123,141 (or $101,765,725). We have not yet achieved profitability and anticipate that we will continue to incur net losses for the foreseeable future. We expect that our employee benefits, research and development costs and other expenses will continue to increase and, as a result, we will need to generate significant revenues to achieve profitability.

We have identified that in order to develop additional products and generate revenues, we will require further funding in order to continue to commercialize our technology and develop the business. We intend to use the net proceeds from this offering to pursue opportunities to build our test menu, enhance the capabilities of our eSensor platform, explore opportunities to expand our current business through strategic alliances and licenses with, or acquisitions of, other businesses, products or technologies and for general corporate purposes.

As indicated in note 2 to our consolidated financial statements, without additional funding from this offering or otherwise, there exists significant doubt about the ability of our company to continue as a going concern.

Cash and cash equivalents decreased from £13,910,710 at December 31, 2007 to £6,676,043 (or $13,289,331) at June 30, 2008, a decrease of £7,234,667, or 52%. The decrease of cash and cash equivalents was principally due to the use of £7,257,402 in operating activities. Cash and cash equivalents at August 31, 2008 were £4,704,473.

Net cash used in operating activities increased from £6,312,140 in the six month period ended June 30, 2007 to £7,257,402 (or $14,446,584) in the six month period ended June 30, 2008, an increase of £945,262, or 15%. This increase was partly due to an increase of £438,189 in operating cash flows before movements in working capital reflecting the increase in our operating loss for the period. The remaining increase of £507,073 mainly comprises increased cash outflows due to working capital movements, in particular a growth in inventories ahead of the launch of our eSensor XT-8 and costs incurred in respect of our proposed Nasdaq listing, recorded as prepaid at June 30, 2008.

Net cash generated from investing activities decreased from £20,115,152 for the six month period ended June 30, 2007 to £17,948 (or $35,727) in the six month period ended June 30, 2008, representing a decrease of £20,097,204. The higher amount in the earlier period primarily reflects the net cash proceeds from the sale of our blood gas analyzer business during the six month period ended June 30, 2007.

Net cash generated from/(used in) financing activities increased from (£442,334) in the six month period ended June 30, 2007 to £11,550 (or $22,991) in the six month period ended June 30, 2008, an increase of £453,884. The increase primarily reflects the payment of £480,845 made to redeem share warrants in the six month period ended June 30, 2007.

Cash and cash equivalents increased from £7,089,106 at December 31, 2006 to £13,910,710 (or $27,690,659) at December 31, 2007, an increase of £6,821,604 million, or 96%. The increase in cash and cash equivalents resulted from the cash generated by the sale of our blood gas analyzer business, offset by expenditures relating to the development of the eSensor XT-8 System and related tests. The cash movements for operating, investing and financing activities comprising this total are discussed below.

Net cash used in operating activities increased from £10,770,118 in the year ended December 31, 2006 to £14,121,176 (or $28,109,613) in the year ended December 31, 2007, an increase of £3,351,058, or 31%. This increase was reflected in our profit for the year of £3,983,801 which included the profit on disposal of our blood gas analyzer business of £17,648,646 as well as a non-cash impairment charge of £1,057,832 which resulted from the decision to discontinue the GeneSensor business. These increases were offset by a decrease in payables of £1,741,293, principally due to certain employee expenses relating to the sale of our blood gas analyzer business included in liabilities at December 31, 2006 and paid in 2007.

Net cash (used in)/generated from investing activities increased from (£1,007,742) for the year ended December 31, 2006 to £21,864,855 (or $43,524,180) in the year ended December 31, 2007, representing an increase of £22,872,597. The increase primarily resulted from the sale of our blood gas analyzer business for cash proceeds of £23,071,211.

Net cash generated from/(used in) financing activities decreased from £12,120,676 in the year ended December 31, 2006 to (£559,228) (or $1,113,199) in the year ended December 31, 2007, a decrease of £12,679,904. The decrease is primarily attributable to the public offering of ordinary shares in 2006 which raised £12,120,676 after costs. In the year ended December 31, 2007, the cash outflow primarily reflects payments of approximately £480,844 made to redeem share warrants and cash settlements of approximately £131,143 to repurchase share options. There were no comparable payments or settlements in 2006.

We anticipate that our current cash and cash equivalents, together with the net proceeds of this offering, will be sufficient to meet our currently estimated needs for at least the next 12 months. However, we may need additional financing to execute on our current or future business strategies. We expect capital outlays and operating expenditures to increase over the next several years as we expand our research and development, commercialization and manufacturing activities. The amount of additional capital we may need to raise depends on many factors, including:

•	the level of research and development investment required to maintain and improve our technology;

•	the amount and growth rate, if any, of our revenues;

•	the costs of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights;

•	competing technological and market developments;

•	our need to acquire or license complementary technologies or acquire complementary businesses; and

•	changes in regulatory policies or laws that affect our operations.

We cannot be certain that additional capital will be available when and as needed or that our actual cash requirements will not be greater than anticipated. If we require additional capital at a time when investment in diagnostics companies or in the marketplace in general is limited due to the then prevailing market or other conditions, we may not be able to raise such funds at the time that we desire or any time thereafter. In addition, if we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our shareholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing shareholders. If we obtain additional debt financing, a substantial portion of our operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, and the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or products, or grant licenses on terms that are not favorable to us.

Contractual Obligations

As of December 31, 2007, we had contractual obligations, relating to our facilities and equipment leases and technology licenses as follows:

	Payments Due by Period
		Less than			After
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years

Operating lease obligations(1)	£482,272	£426,478	£55,794	—	—
Obligations under license agreements(2)	£613,196	£37,774	£84,362	£90,657	£400,403

Total	£1,095,468	£464,252	£140,156	£90,657	£400,403

(1)	Included in these amounts are primarily facilities and various equipment leases. We enter into operating leases in the ordinary course of business with respect to facilities and equipment. Our lease agreements have fixed payment terms based on the passage of time. Certain facility leases require payment of maintenance and real estate taxes. Our future operating lease obligations could change if we exit certain contracts or if we enter into additional operating leases.

In March 2008, we exercised our option to extend the operating lease of the premises at our 25,000 square-foot research and development facility in Pasadena, CA, for a three-year period from July 1, 2008 until June 30, 2011 at a rental cost of $65,137 per month, increasing at a rate of 3% annually thereafter. Total rental payments under the lease over the three-year period amount to $2,415,991.

In March 2008, we exercised our option to extend the operating lease of the premises at our 8,500 square-foot manufacturing facility in Pasadena, CA, for a three-year period from August 1,

2008 until July 31, 2011 at a rental cost of $20,723 per month, increasing at a rate of approximately 4% annually thereafter. Total rental payments under the lease over the three-year period amount to $776,105.

(2)	Our license agreements generally require us to pay a percentage of net sales as royalties, in percentage amounts ranging from 0.5% to 5.0%. Certain of the license agreements have minimum annual royalty payments or fixed annual maintenance fees, and the aggregate of such minimum payments and maintenance fees are included above. These licenses expire at various times, corresponding to the subject patents expirations, which currently range from 2009 to 2027.

In the normal course of business, we enter into purchase obligations to acquire both inventory and fixed assets. The above table does not present these purchase obligations which were outstanding as at December 31, 2007 as such information is not required to be recorded in our accounting records under IFRS and cannot be determined retrospectively. We intend to report this information in the future as required.

There have not been any material changes outside the ordinary course of business in the specified contractual obligations during the six month period ended June 30, 2008.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that would reasonably be expected to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to shareholders.

Critical Accounting Policies

This discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with IFRS. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as revenues and expenses during the reporting periods. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. On an ongoing basis, we evaluate our estimates using historical experience and other methods considered reasonable in the particular circumstance. Actual results could therefore differ materially from those estimates under different assumptions or conditions.

Our significant accounting policies are described in Note 2 to our consolidated financial statements included elsewhere in this prospectus. We believe that the following critical accounting policies reflect our more significant estimates and assumptions used in the preparation of our financial statements.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts received or receivable from sales of goods as well as income received from license agreements in the normal course of business. Revenue is stated exclusive of value added tax and other sales related taxes. Revenue from the sale of goods, typically consumables, is recognized when substantially all the risks and rewards are transferred to the customer, which is considered to be the point of delivery. Revenue from licenses is recognized ratably over the contractual period to which the license relates. We recognize revenue when the collection of the resulting receivable is reasonably assured.

Fair value of share options

We operate three share-based compensation plans. As required by IFRS 2, our share options are measured at fair value, using a suitable valuation model, and this fair value is recognized as an expense over the performance period. The determination of the fair values involves a significant amount of estimation and application of judgment. The assumptions are based on our best estimates of the expected share price volatility, dividend yield and the expected life of the options as well as including factors such as the risk-free rate, the vesting period, the effects of exercise restrictions and behavioral considerations and, where applicable, the expected probability of achieving market based and non-market based performance criteria. These assumptions may differ from actual results due to changing market and economic conditions as well as differences in actual behavior from that assumed by us. This may have a positive or negative impact on operating results. Volatility is determined at the date of grant in reference to the historical volatility of our share price over a length of time that corresponds to the average expected life of the option. The expected life of the option is determined in reference to historical trends in the length of time an employee will hold an option before it is exercised. The probability of achieving market-based criteria is assessed using the latest available market information at each grant date and the probability of achieving non-market based performance criteria is assessed on the individual circumstances at each grant date including the probability and timing of the milestones to be achieved.

Goodwill

We record all assets and liabilities acquired in purchase acquisitions, including goodwill, at fair value. Goodwill is not amortized but is subject, at a minimum, to annual tests for impairment. Impairment analyses require management to make subjective judgments concerning the fair value of cash-generating units, which are determined using discounted cash flow analyses based upon our latest approved plans and forecasts.

Intangible assets

We invest significant resources into the research and development of diagnostic devices. The point at which a project moves from the research stage to the development phase is considered to be a critical accounting judgment. The factors which are taken into consideration include whether the product has received FDA clearance, and whether the product has a commercially viable market. The valuation of internally-generated intangible assets arising from the capitalization of development costs requires management to make subjective judgments concerning the generation of future economic benefits in order to estimate its recoverable value for impairment testing purposes.

Recent Accounting Pronouncements

Our consolidated financial statements discuss the recently issued accounting standards which we have not yet adopted. The following are IFRS and International Financial Reporting Interpretations Committee, or IFRIC, interpretations that have been issued but are not yet in effect that may have a material effect on our financial position and results of operations:

IFRS 3 (Revised), “Business combinations”, continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with some contingent payments subsequently remeasured at fair value through income. Goodwill may be calculated based on the parent’s share of net assets or it may include goodwill related to the minority interest. All transaction costs will be expensed as incurred. The standard is applicable to business combinations occurring in accounting periods beginning on or after July 1, 2009, with earlier application permitted. This may impact our financial statements should we make material acquisitions in the future.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risks

We are a legal entity incorporated under the laws of England and Wales with our two primary operating facilities located within the United States. Based on our organizational structure, only our parent company has a functional currency of the British Pound Sterling. Our primary development facilities are located in Pasadena, California and Rockland, Massachusetts and have a functional currency of the US Dollar.

As a result of the structure of our business, there are principally two types of foreign exchange risk, transaction and translation risk, which may impact our financial position and results of operations. These are discussed more fully below.

Transaction risks

Transactions in currencies other than the functional currency are translated at the prevailing rates ruling on the dates of the transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is settled or translated, are recognized in the consolidated statement of operations.

Our operations in the United States transact business in US Dollars. They do not have significant assets, liabilities or other accounts denominated in currencies other than in US Dollars, and therefore are not subject to significant exchange rate risk with respect to their normal operations. Foreign currency exchange fluctuations currently have little or no impact on the price of our products and our competitiveness in various markets primarily because our revenue streams are derived solely from our US operating subsidiaries. These subsidiaries transact with customers in the United States and the supporting agreements are denominated in US Dollars.

Our company’s foreign exchange transaction risk is primarily derived from the revaluation of current assets and liabilities that are denominated in a currency other than British Pounds Sterling. These are comprised principally of US dollar cash balances held to meet the working capital requirements of the United States development facilities and the inter-company balances denominated in the local operating subsidiaries’ functional currency. In the past, we had entered into hedging arrangements to reduce the impact of currency fluctuations on our cash flows and results of operations; however, we have not entered into any such arrangements since 2005.

When required, our company funds the local operating subsidiaries in their functional currency supported with a corresponding intercompany receivable denominated in the local operating subsidiary’s functional currency (i.e. US Dollars). Thus, our company’s intercompany balances are held in the operating subsidiaries, local functional currency and consequently are revalued on a monthly basis. The resultant foreign exchange gain or loss is reflected in the statement of operations.

Our parent company’s cash balances consist of British Pounds Sterling and US Dollars. The cash balances in our US Dollar bank accounts and term deposits are revalued each month and the resultant gain or loss is reflected in the consolidated statements of operations.

The fluctuation in the exchange rates resulted in a net foreign currency loss reflected in our consolidated statement of operations of £523,442 and £67,815 (or $134,993) for the years ended December 31, 2006 and 2007, respectively.

Translation risks

The financial statements of our development facilities are translated into British Pound Sterling using the current rate method. Accordingly, assets and liabilities are translated at period-end exchange rates while revenue and expenses are translated at the period’s average exchange rates. Exchange differences arising from the retranslation at period end exchange rates of the opening net investments and results for the period are charged or credited directly to the cumulative exchange reserve in equity.

The fluctuation in the exchange rates resulted in a cumulative exchange reserve of £903,185 and £572,917 (or $1,140,449) at December 31, 2006 and December 31, 2007, respectively.

Exchange rates can vary significantly. The US Dollar high and low rates varied by approximately 9% in relation to the British Pound Sterling during the year ended December 31, 2007 while during the year ended December 31, 2006, the variation was 14%. This variation affects the average exchange rates used to translate the statement of operations of our operating companies whose functional currency is not British Pound Sterling. At December 31, 2007, the US Dollar to British Pound Sterling exchange rate was approximately 1% above where it was at the beginning of the year; as of December 31, 2006, the corresponding figure was 14%. This variation affects the ending exchange rates used to translate amounts on the balance sheet of our development facilities whose functional currency is not the British Pound Sterling. Future changes in the value of the US Dollar could have a material impact on our financial position and results of operations.

Sensitivity analysis

We have completed a sensitivity analysis of a 10% increase and 10% decrease in the British Pound Sterling against the US Dollar. The currency impact is as follows:

	US Dollar 10%	US Dollar 10%	US Dollar 10%	US Dollar 10%
	Increase 2006	Decrease 2006	Increase 2007	Decrease 2007

Profit /(loss)	878,632	(1,073,884)	(492,322)	601,727
Other equity	(1,405,377)	1,717,683	265,959	(325,063)

As stated above, we do not currently engage in any hedging activities with respect to exchange rate risks.

Interest Rate Risk

As we do not have any interest-bearing liabilities, our exposure to interest rate risk is limited to interest income sensitivity, which is affected by changes in the general level of interest rates, particularly because the majority of our investments are in short-term investments. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive without significantly increasing risk. Our investment portfolio is subject to interest rate risk and will fall in value in the event market interest rates increase. Due to the short duration of our investment portfolio, we believe an immediate 10% change in interest rates would not be material to our financial condition or results of operations. We do not enter into any interest rate derivative instruments to hedge this risk.

BUSINESS

Overview

We develop, manufacture and market an advanced molecular diagnostic platform, the eSensor platform, to enable hospitals and reference laboratories to perform simple, rapid and cost-effective DNA, RNA and protein testing. The eSensor platform, which utilizes electrochemical detection technology and employs single-use test cartridges, is designed to support a broad menu of tests and provide accurate results while minimizing technician involvement. Our unique platform permits multiplexing, or simultaneously running multiple tests, on individual samples, and random access testing, or the ability to initiate tests while other tests are in progress.

Our eSensor platform was developed by Clinical Micro Sensors, a division of Motorola, Inc., which we acquired in 2005. In July 2008, we received 510(k) clearance from the FDA for our eSensor XT-8 System, as well as our eSensor Warfarin Sensitivity Test, and have recently commenced marketing these products. The eSensor XT-8 System is the successor to our eSensor 4800 System, for which, together with our eSensor Cystic Fibrosis Carrier Detection Test, we received 510(k) clearance from the FDA in 2006. While marketing a limited number of eSensor 4800 Systems to validate our technology and build a commercial infrastructure, we developed our second-generation eSensor XT-8 System, incorporating the feedback from the FDA clearance process and field use of the eSensor 4800 System.

We believe that there is an increasing desire among hospitals and reference laboratories to process molecular diagnostic tests in their own facilities, but the cost and complexity of existing technologies and the need for specialized facilities and technicians have limited the number of laboratories with those capabilities. We believe that our eSensor XT-8 System will be attractive to these laboratories by allowing them to perform molecular diagnostic testing and to these hospitals by allowing them to retain revenues from testing that had historically been outsourced.

Traditionally, the market for molecular diagnostics testing has been dominated by testing methods that rely on optical or fluorescence technologies. These technologies are expensive to operate and require specialized facilities and highly-trained personnel. In addition, the devices that utilize these technologies are sensitive to dust, debris and movement, which can interfere with the optical or fluorescence detection process, and require more specialized care and maintenance. Our eSensor platform is based on electrochemical technology that uses chemical reactions to detect the presence of certain molecules, which in turn produce different electrical currents. We believe that this technology, which is unique in the molecular diagnostics market, has been proven in the marketplace to deliver accurate and reproducible results in small, robust and affordable formats, which are generally not subject to interference that could compromise test results and do not require specialized care and maintenance.

We believe that the features of our eSensor XT-8 System compare favorably to those of other molecular detection systems that require specialized laboratory facilities and extensively-trained technicians to operate them, generally occupy more laboratory space, generally are limited to processing one test per sample at a time and generally are more difficult to maintain. These features include:

•	instrument modularity allowing simultaneous testing of up to 24 individual samples,

•	test cartridges capable of multiplex detection of up to 72 genetic, disease or protein targets on one sample,

•	true random access, permitting the user to start additional test cartridges while other test cartridges are being processed,

•	stand-alone operability with a built-in touch screen and intuitive user interface,

•	turn-around time for hybridization and detection of 30 minutes resulting in a total test processing time from sample to result of under four hours,

•	built-in capabilities for data management and interfacing with laboratory information systems, and

•	a small footprint of approximately 16 inches in width and depth in its standard configuration.

With these features, our eSensor XT-8 System can provide even smaller hospital-based and reference laboratories with the ability to process more than 2,500 test cartridges per week. We believe that our cost-effective system can also potentially provide a significant additional source of revenue to hospitals that currently outsource their molecular diagnostic testing to reference laboratories, as well as to reference laboratories that do not currently perform molecular diagnostic testing. We are continually seeking to refine and improve our platform by minimizing or eliminating the need for sample preparation, which potentially could allow sample-to-answer testing, and ultimately provide for a more compact instrument with greater portability.

We believe that our eSensor platform has broad applicability, and we are currently developing additional tests for a variety of diagnostic applications in pharmacogenetics, genetic diseases and infectious diseases. In addition to developing tests using established markers that we have already licensed, we are seeking to identify and obtain licenses to other biomarkers to develop new tests and expand the utility of tests that we have already developed, with the goal of rapidly expanding the test menu of the eSensor XT-8 System. We recently obtained the exclusive rights to a novel biomarker for warfarin sensitivity that we believe will assist physicians to more accurately determine the appropriate dosage of warfarin required to treat an individual patient and will expand the number of patients for whom warfarin testing would be useful. By the end of 2008, we plan to submit an application for 510(k) clearance for our eSensor Extended Warfarin Sensitivity Test that will include this additional biomarker. We are also developing our eSensor XT-8 Cystic Fibrosis Test for use with the eSensor XT-8 System and expect to seek 510(k) clearance of this test in the first half of 2009.

As of June 30, 2008, we owned or had exclusive worldwide rights to 124 patents (including 85 patents issued in the United States) with additional applications pending, mostly in the field of electrochemical detection of biological compounds such as DNA, RNA and proteins. Our intellectual property portfolio for our core electrochemical technology was built through the combination of our acquisition of the Clinical Micro Sensors business from Motorola, and our prosecution of new patent applications to protect our ongoing development activities. Motorola initially purchased the Clinical Micro Sensors business for $280 million and invested over $100 million in the further development of the technology.

Market Opportunity

According to Frost and Sullivan, a market research firm, the worldwide in-vitro diagnostics, or IVD, market was an estimated $35 billion in 2007 and is expected to reach $43 billion by 2010. Its fastest growing segment, the molecular diagnostics market, was $2.7 billion in 2007 and is anticipated to reach $7 billion in 2014. Molecular diagnostics represents a segment of this market and generally refers to the detection and measurement of nucleic acids to diagnose disease and propensity for disease and to treat patients, including diagnostic testing for pharmacogenetics, genetic disease, infectious diseases and cancer. This new and expanding part of the IVD market emerged in response to a need for more rapid, sensitive and specific diagnostic tests than were available using only traditional techniques, such as growth based tests, biochemical tests or immunoassays. We believe that the following factors, among others, contribute to the growth of this market:

•	Decentralization. Generally, genetic testing requires complex and expensive instrumentation in dedicated facilities and operation by highly trained technicians. Laboratories performing traditional methods of genetic testing are subject to a number of requirements such as maintaining clean room facilities and complying with strict laboratory regulations that are designed to minimize the risk of contamination that can impact test results. Recently developed small, self-contained platforms and accompanying tests enable hospital-based and reference laboratories to perform accurate tests without the need for expensive equipment and facilities or highly-trained technicians. In addition, based on the current costs of the instruments and consumables and reimbursement policies and practices now in effect, we believe that hospitals utilizing these tests are realizing an increase in revenues. Also, as the laboratory requirements to process these tests are minimal, reference laboratories can expand their testing capabilities and increase revenues. As a result, the molecular diagnostics market is beginning to transition from large, university-affiliated hospital or reference laboratories relying on highly complex molecular methods of detection to a wider range of hospital-based and reference laboratories.

•	Conversion to FDA-Cleared Molecular Testing Methods. Historically, the molecular diagnostics market has been dominated by so-called “home brew” tests based on Analyte Specific Reagents, or ASRs, which are generally proprietary mixtures developed by the large hospital-based and reference laboratories. While laboratory facilities processing these tests are subject to extensive regulatory requirements, with which only larger laboratories generally can comply, the test formulations have been virtually unregulated. The FDA is now encouraging companies that market ASR-based molecular diagnostics tests to develop tests that are cleared by the FDA, in particular by providing rapid review of clinical submissions for new molecular diagnostic testing methods and discouraging the sale of the so-called “home brews.” We believe that the availability of FDA-cleared platforms and tests provides an opportunity for more hospital-based and reference laboratories that did not meet the requirements for creating and performing “home brew” tests that were not cleared by the FDA to implement molecular testing.

•	Expansion of Genetic Testing for Disease Predisposition. Advances in the understanding of the relationship between genetics and diseases have led to increased reliance on human genetic testing for inherited diseases such as cystic fibrosis in the perinatal setting. According to Frost and Sullivan, the annual US market for Cystic Fibrosis testing was estimated at $58 million in 2006 and is expected to increase to approximately $80 million by 2012. With further medical and technological advances, we anticipate that new tests will become available to establish a person’s predisposition to an even wider range of diseases. We expect that, as molecular diagnostic tests become more routinely accessible in hospital-based laboratories, physicians and patients will more broadly accept these tests and include them as an important part of the prevention, diagnosis and treatment of many diseases.

•	Advances in Pharmacogenomics and Personalized Medicine. Research is uncovering more information about the impact of genetics on patients’ ability to tolerate, metabolize and respond to many drugs. The importance of this research is highlighted by the fact that, according to information compiled in 2000 by the Institute of Medicine, over 100,000 people die each year in the United States alone as a result of adverse drug reactions. As a result, we expect that genetic testing will increasingly be used to guide treatment methods and the proper dosing of drugs, which is referred to as “personalized medicine.” The FDA has also noted an increase in pharmaceutical companies seeking approval of products with accompanying diagnostic tests, also known as “companion diagnostics.” Over the next decade, we expect to see substantial growth in the companion molecular diagnostics market as companies focus their development on drugs for patients who are more likely to respond favorably to a particular drug. In addition, the FDA is seeking pharmacogenomic information from pharmaceutical companies on their currently marketed products, which could lead to the development of new tests for older pharmaceuticals. According to a report by Frost and Sullivan, the US pharmacogenomics diagnostic market was an estimated $160 million in 2006 and is expected to increase to $468 million in 2012.

•	Growth of the Infectious Disease Diagnostic Market. Most infectious disease assays are processed as single tests that take many hours, and sometimes days, to complete before a reportable result is obtained. Due to these limitations, which are a result of the technology and methodology used for such tests, physicians have historically treated these patients based on patient symptoms and progress and only used laboratory test results to support or change the prescribed course of treatment if a patient was not responding favorably. New instruments and techniques that incorporate molecular-based technology and methodology advancements allow for the simultaneous detection of an array of viruses and/or bacteria and provide actionable, accurate clinical data within several hours of receipt of the sample in the laboratory. We believe that the availability of these multiplexed molecular tests that supply results in a reasonable time period is changing the practice of medicine by giving physicians more precise knowledge of the nature of the virus or bacteria affecting the patient and the ability to more quickly provide the patient with the appropriate and most effective treatment. The 2007 US infectious disease diagnostic market was estimated by Frost and Sullivan to be $1.0 billion and growing to $2.4 billion by 2012.

Strategy

Our goal is to continue to expand the use of our eSensor platform, which employs our proprietary electrochemical detection technology to provide an extensive range of tests on an easy-to-use, fast and cost-effective platform and to increase access to molecular detection testing. To achieve this objective, we intend to:

•	Establish a Broad Menu of Tests. We are developing a broad menu of tests for our eSensor XT-8 System. We are initially focusing on warfarin sensitivity, Cystic Fibrosis and respiratory diseases while exploring other targets that are either already in high demand or projected to experience rapid growth. We plan to gain access to these targets by in-licensing biomarkers that have shown correlations to diseases or drug sensitivity. We believe that a broad test menu will maximize the value of our eSensor XT-8 System and support new placements of systems in all sizes of hospitals and reference laboratories. In addition, we expect laboratories that implement our system with a narrower initial menu of tests to expand the range of tests they perform using our system, which will drive sales of our test cartridges and other consumables from which we anticipate generating the bulk of our revenues.

•	Build an Installed Base of Customers. We will build on the sales force we established in connection with the test marketing of our eSensor 4800 System. We intend to market the eSensor XT-8 System and related tests to the 400 largest hospitals in the United States that currently do not process tests on premises and smaller reference laboratories and, eventually, to smaller, local hospitals. We intend to leverage the relationships with hospitals and laboratories that were introduced to the eSensor 4800 System and our electrochemical detection technology as we market the eSensor XT-8 System and tests. We also intend to continue to emphasize the potential revenue stream that these hospitals and laboratories can achieve from our eSensor XT-8 System with its low cost consumables, multiplexing and true random access capabilities, high throughput, small footprint, low maintenance requirements and operating convenience. We believe we will accelerate placement of our eSensor XT-8 Systems and increase sales of our test cartridges by making an eSensor XT-8 instrument available to our customers at no direct charge and allowing them to pay the cost of the instrument by purchasing our test cartridges through reagent rental agreements. We also expect to emphasize our experienced support staff and product managers when targeting these customers. We expect to commence marketing the eSensor XT-8 System in Europe, Japan and other countries by the end of the first quarter of 2009, if we obtain the requisite clearances or approvals in those countries, either on our own or through agreements with foreign distributors which we expect to commence entering into by the end of the fiscal year ending December 31, 2008.

•	Develop Sample-to-Answer and Point-of-Care Instruments. In response to market needs, we intend to leverage the capabilities of our eSensor platform by developing an automated sample-to-answer instrument that includes sample preparation, amplification and detection in one instrument as well as seek to decrease the size of our instrument to create a portable system that can provide rapid test results directly from a patient sample at the point-of-care. We believe this will provide clinicians with greater access to a broad menu of tests and lead to the further decentralizing of molecular diagnostic testing.

•	Market FDA-Cleared Products. We will sell systems and tests that have received clearance from the FDA. Many molecular diagnostic tests currently on the market are sold as ASR tests, which laboratories use to create “home brew” tests, which require expensive facilities and highly-trained technicians to use and subject laboratories using them to extensive regulatory requirements. We believe that there is increasing market demand for FDA-cleared tests because they are less complex to use, do not subject laboratories to extensive regulatory requirements and the potential liabilities if tests they create produce inaccurate results. We believe that marketing FDA-cleared products will allow us to expand molecular diagnostic testing into hospital-based and reference laboratories that lack the capability to process ASRs, as well as those laboratories seeking to adopt an easier, more cost-effective testing solution.

•	Explore Other Business Opportunities, Including Other Markets. We intend to explore opportunities to expand our business through acquisition or in-licensing of biomarkers and other complementary molecular diagnostics assets and technologies. We may also leverage our intellectual property position in molecular diagnostics through out-licensing or the establishment of partnerships. In addition, while we are focusing our efforts on developing instruments and tests for the clinical molecular diagnostics market, we expect to seek opportunities, either directly or through out-licensing arrangements, to commercialize our technology in the industrial, biosecurity, research, veterinary and other markets. We may also partner with biotechnology or pharmaceutical companies to create companion diagnostics for their new or existing products.

Scientific and Industry Background

The human body is composed of billions of cells, each containing DNA that encodes the basic instructions for cellular function. The complete set of an individual’s DNA is called the genome and is organized into 23 pairs of chromosomes, which are further divided into smaller regions called genes, each of which is composed of a strand of four types of nucleotide bases. The human genome has approximately three billion nucleotides and their precise order, in which the instructions are contained, is known as the DNA sequence. When a gene is turned on, or expressed, the genetic information encoded in the DNA is copied to a specific type of RNA, called messenger RNA, or mRNA. The mRNA provides instructions for the synthesis of proteins. Proteins direct cellular function and the development of individual traits and are involved in many diseases.

Abnormal variations in the sequence of a gene or in the level of gene expression or large anomalies (such as gene deletions and duplications), can interfere with the normal physiology of particular cells and lead to a disease, a predisposition to a disease or an adverse response to drugs. These variations or mutations may be introduced by environmental or other factors, such as errors in the replication of genes. Mutations in individual genes have been associated with diseases such as Cystic Fibrosis, and mutations in multiple genes have been associated with diseases such as cancer and cardiovascular disease and drug metabolism.

Limitations of Current Technologies

Over the past 20 years, scientists have developed a variety of genomic analysis methods, including DNA sequencing, gene expression analysis and genotyping, to measure an ever-increasing number of genomic biomarkers and to more effectively detect diseases. The most widely used method for genetic testing incorporates the polymerase chain reaction, or PCR, which involves amplifying, or generating billions of copies of, the DNA sequence in question followed by detecting the amplified DNA with the use of fluorescent dyes. Many other molecular diagnostic methods rely on optical or fluorescence technologies to obtain test results. We believe that many recently developed technologies that are not ASR-based have failed to provide the robustness, ease-of-use and cost-effectiveness necessary to make molecular diagnostic instruments attractive to hospital-based and reference laboratories that do not currently have the capacity to perform molecular diagnostics in-house. These testing methods are generally characterized by the following:

•	Cost. On-site molecular diagnostics testing is largely limited to the large research and teaching hospitals that have the resources to purchase the equipment and develop and conduct these tests, which results in expensive tests for patients. Hospitals that do not currently have the capacity to perform molecular diagnostics in their laboratories are required to send out the tests to large reference laboratories, which is costly and time-consuming. Moreover, the inability to process tests in the hospital laboratory is generally a lost revenue source to the hospital.

•	Complexity, Equipment Sensitivity and Contamination Risks. Molecular diagnostics laboratories in hospitals or research facilities employ highly-skilled technicians and are supervised by physicians or doctorate-level directors. In order to prevent cross-contamination of samples, a typical laboratory running ASR tests requires at least two separate rooms, or isolation areas, to perform genomic testing. The laboratory equipment also needs to be cleaned often to prevent contamination.

•	Test Platform Limitations. As a result of the limited technology that is generally in use, laboratories that perform ASR testing are required to have access to numerous testing platforms to perform even a limited menu of tests. Platforms currently using ASR-based tests may not be able to commingle FDA-cleared tests due to increased risk of cross-contamination. Recently developed technologies that do not use ASRs have been unable to process many tests at the same time and do not generally have the capability to detect a wide range of biomarkers.

•	Batch Processing. Due to the complexity of test procedures and the cost of reagents and supplies, tests are typically batch processed, often only once a week.

•	Inability to Multiplex. ASR-based target amplification technologies continue to lack the capacity to run multiple tests at the same time on the same sample in a cost effective manner. This limits the ability of most hospitals to perform these tests and may limit doctors’ ability to order such tests for their patients.

•	Accuracy and Reliability. Because of the need for highly-trained specialist involvement in every stage of the process, many of the existing methods, including certain more recently developed technologies, are susceptible to inconclusive results and inaccuracy in interpretation due, among other things, to a lack of sensitivity, potential contamination and human error. In addition, diagnostic testing equipment that uses optical detection, which includes many recently developed alternative equipment, is sensitive to signal interference from vibration, dust and debris.

Our Solution

We believe that our eSensor platform, which employs our proprietary electrochemical detection technology, provides the speed, accuracy, cost-effectiveness and ease-of-use that will lead to greater access to molecular diagnostic testing and a wider range of tests in the areas of pharmacogenetics, genetic diseases, infectious disease and cancer. Our eSensor platform is designed to make multiplex genomic detection affordable with easy-to-use instruments and test cartridges. We believe that our new eSensor XT-8 System, together with our eSensor Warfarin Sensitivity Test and, if they are cleared by the FDA, the other tests we are developing, will provide hospital-based and reference laboratories with the ability to process genetic tests at a significantly lower cost than other currently available methods. Our experience in obtaining FDA clearance and the marketing of our eSensor 4800 System and Cystic Fibrosis Carrier Detection Test has provided the foundation for our development and marketing of our second generation system, the eSensor XT-8 System, and our eSensor Warfarin Sensitivity Test.

Specifically, our eSensor platform has the following characteristics that we believe will make it attractive to a wide range of laboratories:

•	Cost-Effectiveness. Our eSensor platform is a low-cost platform that we believe would be accessible to most hospitals and reference laboratories. We believe that since our versatile, cartridge-based design has the potential to eliminate the need for multiple testing platforms and sample preparation can be performed by technicians already on staff in most laboratories, hospitals and laboratories of all sizes should be able to reduce their costs for obtaining billable test results. Based on current reimbursement practices, we believe that our eSensor platform can provide hospitals and reference laboratories with an additional revenue source while allowing them to better serve their patients and clients.

•	Simplicity and Increased Speed. Our eSensor platform eliminates the need for complex instrumentation and reagent kits. Automation of a number of key process steps eliminates manual intervention in the detection process and our proprietary algorithms provide test results without the need for operator interpretation or data manipulation, making molecular diagnostic testing available to the full spectrum of laboratories. Laboratories can expect to obtain test results in under four hours from the time the sample is obtained as compared to eight to 24 hours with traditional testing methods, while not compromising the accuracy of the results. In addition, our tests include all materials and intellectual property necessary to complete sample preparation and obtain results without the need for the laboratory to separately license any underlying technology or purchase any additional reagents.

•	Broad Applicability. Our eSensor platform has broad potential applicability across a number of areas in molecular diagnostics. In addition to our warfarin test, which was cleared by the FDA for use with our eSensor XT-8 System, and our eSensor Cystic Fibrosis Carrier Detection Test, which was cleared by the FDA for use with our eSensor 4800 System, we are currently developing and seeking to develop additional tests in the areas of pharmacogenetics, genetic diseases, infectious diseases and cancer for our eSensor XT-8 System, which, if cleared by the FDA, we expect will significantly expand our market. This technology is also amenable to the detection of proteins as well as genetic information.

•	Multiplexing and General Laboratory Background Contamination Monitor. Our eSensor platform currently enables testing each patient sample for up to 72 biomarkers in a single cartridge. This provides the capability to run multiple tests in an individual test cartridge on a patient sample in a one-step detection process. Our eSensor XT-8 System also includes a method for proactively monitoring the level of contamination in the laboratory from prior reactions that is built into the test cartridge and notifies the end user who can use the information to perform corrective measures in the laboratory before test results are impacted.

•	Random Access Testing. Our eSensor platform allows laboratories to economically run different tests on different patient samples at the time they are received and on demand, unlike other systems on which laboratories must process patient samples in batches due to instrument limitations and to control reagent costs. The eSensor XT-8 System, for instance, can provide up to 24 randomly accessible cartridge slots affording each laboratory maximum testing efficiency. True random access testing results in faster sample turn-around times and results that the clinician can access immediately and ultimately, the potential for improved patient care.

•	Accuracy and Reliability. Our eSensor platform utilizes a proprietary electrochemical method to detect nucleic acids with sensitivity and specificity equivalent to other PCR-based systems. Electrochemical detection allows streamlining of sample preparation and eliminates the need for the additional washing steps required by other detection methods, such as fluorescent or optical detection. Our detection method also limits technician contact with the patient sample, reducing contamination risk, and provides interpreted test results, minimizing the risk of human error. Results obtained in trials of our FDA-cleared eSensor Cystic Fibrosis Carrier Detection Test on our first-generation eSensor 4800 System have been shown in tests performed by an independent third party testing company we engaged to be 99.97% comparable to results from DNA sequencing.

•	Validated Technology. The eSensor platform uses technology that is based on well-established electrochemical technology used in other clinical applications, most notably in blood glucose measurement. Our proprietary electrochemical technology is FDA-cleared in our first-generation product. Further improvements of the technology have been built into our second-generation eSensor XT-8 System. We are committed to further refining our technology to meet market needs.

Our Products

Systems

eSensor XT-8 System

Our eSensor XT-8 System is a molecular diagnostics system consisting of a compact, expandable benchtop workstation with an integrated touch screen computer and test cartridges that has a wide range of potential testing capabilities for pharmacogenetics, genetic diseases, infectious diseases and cancer. The eSensor XT-8 System is our second-generation electrochemical genomic analysis system and is based on our FDA-cleared eSensor 4800 System, which is currently being used by a number of hospital-based and reference laboratories. Our eSensor XT-8 System has several additional features that provide enhanced performance capabilities and make the instrument essentially maintenance-free, more user-friendly and intuitive and better suited for hospital-based and reference laboratories. With a footprint of approximately 16 by 16 inches in its standard configuration, the eSensor XT-8 instrument takes up less benchtop space than most of our competitors’ instruments and its standalone design makes installation and use feasible for most laboratories. The eSensor XT-8 System’s modular design allows the instrument to meet the testing volume needs of even larger molecular diagnostics laboratories with a potential throughput of more than 2,500 test cartridges per week.

The eSensor XT-8 instrument has one processing tower of eight cartridge slots and can be expanded by adding up to two additional cartridge processing towers, for a maximum capacity of 24 cartridge slots. The number of processing towers, one, two or three, can be varied depending on the throughput needed and the instrument can be conveniently upgraded in the field to meet a laboratory’s throughput requirements.

Each cartridge slot contains a cartridge connector, a precision heater to control temperature in the cartridge during the test, an air pump to circulate the sample within the cartridge and the electronics to provide the electrical current necessary to effect the electrochemical process that results in relevant target detection. The cartridge slots operate in a completely independent manner, providing true random access. In addition, any number of test cartridges can be loaded at one time and any open slots are available for use while the instrument is running. When each test cartridge is completed, that slot becomes immediately available for another cartridge without the need for cleaning between samples or other preparation.

The eSensor XT-8 System’s disposable, single-use test cartridge consists of an electronic chip and a microfluidic controlled hybridization chamber which is enclosed by a plastic cover. The electronic chip is comprised of a printed circuit board containing 72 gold-plated working electrodes, a silver/silver chloride reference electrode and two gold-plated auxiliary electrodes. Each electronic chip is customized during manufacturing for a specific eSensor test by dispensing test-specific capture probes on the gold working electrodes. Each working electrode has a connector contact pad on the opposite side of the electronic chip to allow direct electrical connection to the eSensor XT-8 instrument. Each cartridge contains an embedded programmed memory chip, or EPROM, which stores information related to the cartridge and automatically identifies the test, the lot number and expiration date to the eSensor XT-8 instrument when the cartridge is placed in a slot. The microfluidic hybridization chamber, into which the prepared sample flows from the sample reservoir, creates a circulating system inside the cartridge that enhances and improves the hybridization efficiency and time to result.

Prior to performing a test, a laboratory technician prepares the sample for detection by using the materials supplied by us as part of the test cartridge kit, as well as other widely available preparation equipment. The operator then adds the prepared sample to the sample reservoir in the test cartridge, enters sample identification and reagent information into the eSensor XT-8 instrument using the barcode wand or virtual on-screen keyboard and inserts the test cartridge into a slot on the instrument. The on-board computer processor assimilates input information and test cartridge information from the EPROM on the cartridge and initiates the specified test protocol. Once the testing process is complete, the test results are ready for viewing on the built-in touch screen and can also be printed out and reported through the laboratory’s computer information system.

Our eSensor XT-8 System and our eSensor Warfarin Sensitivity Test were cleared by the FDA in July 2008 and we have commenced marketing those products.

eSensor 4800 System

In January 2006, we received 510(k) clearance from the FDA of our first-generation eSensor 4800 System and, in March 2006, of our eSensor Cystic Fibrosis Carrier Detection Test. We acquired this product line as a prototype from Motorola and took the product through 510(k) clearance by the FDA. The eSensor 4800 System is the first product that uses electrochemical detection of gene microarrays to receive FDA clearance and to be used commercially in clinical laboratories. The eSensor 4800 System is a benchtop, cartridge-based system that established our focus on ease of use and cost-effectiveness. It can process up to 24 of our eSensor Cystic Fibrosis Carrier Detection Tests at one time and, when attached to a computer, provides test results in less than 2.5 hours following sample preparation.

We have placed 14 eSensor 4800 Systems in hospitals in the United States for commercial use as a precursor to our eSensor XT-8 System and we may place additional systems at laboratories where we believe there will be demand for our eSensor Cystic Fibrosis Carrier Detection Test. We intend to replace all existing eSensor 4800 Systems with eSensor XT-8 Systems upon receiving 510(k) clearance of our eSensor XT-8 Cystic Fibrosis Test, if and when such clearance is obtained.

Tests

We are developing several tests for use on our eSensor XT-8 System, including the following:

Application	Product	Description	Status
Warfarin metabolism	eSensor Warfarin Sensitivity Test	Genetic test for CYP2C9/ VKOR biomarkers associated with warfarin metabolism	510(k) clearance received in July 2008.
Warfarin metabolism	eSensor Extended Warfarin Sensitivity Test	Genetic test for additional CYP2C9/VKOR biomarkers associated with warfarin metabolism including exclusively licensed CYP450 4F2 biomarker	Clinical studies complete with additional development in process. Application for 510(k) clearance expected to be submitted by the end of 2008.
2C9 drug metabolism	CYP 450 2C9 Test	Genetic test for CYP2C9 biomarkers associated with metabolism of phenytoin (epilepsy) and most non-steroidal anti-inflammatory drugs (including COX-2)	Development and clinical studies complete. Application for 510(k) clearance expected to be submitted by the end of 2008.

Application	Product	Description	Status
Cystic Fibrosis	eSensor XT-8 Cystic Fibrosis Test	Test for pre-conception screening of cystic fibrosis gene carriers for the eSensor XT-8 System	In development. Application for 510(k) clearance expected to be submitted in the first half of 2009.
Respiratory pathogens	Respiratory Pathogen Test Panel	Test to detect major respiratory viruses and aid in the identification of bacterial and viral infections	In development.
Venous thrombosis	Venous Thrombosis Test	Genetic test for the most common mutations associated with increased risk of blood clots, which can lead to stroke and pulmonary embolism	In development.
2D6 Drug metabolism	CYP 450 2D6 Test	Genetic test for CYP2D6 biomarkers associated with metabolism of a variety of prescription drugs including antipsychotics, anti-depressants and anti-thrombolytics	In development.
Tamoxifen metabolism	Tamoxifen Sensitivity Test	Genetic test for metabolism of the breast cancer drug Tamoxifen	In development.

Warfarin Metabolism

Our eSensor Warfarin Sensitivity Test is a multiplex pharmacogenetic test for the detection of genetic polymorphisms that determine an individual’s metabolism of, or sensitivity to, the oral anticoagulant warfarin, marketed as Coumadin® and in a number of generic versions. Warfarin decreases the blood’s clotting ability and is the most widely prescribed oral anticoagulant in North America and Europe. Individuals metabolize warfarin differently, and if its administration is not managed carefully, life threatening side effects may occur. For example, patients that metabolize warfarin slowly will experience dangerously high levels of warfarin in the body, which can lead to serious bleeding complications and those who metabolize warfarin quickly could experience life threatening blood clots. The FDA has indicated that warfarin has been among the top ten drugs in the United States with serious adverse event reports over at least the past five years and recommends that regular monitoring be performed on all patients who receive warfarin.

Our eSensor Warfarin Sensitivity Test detects the three genetic markers that are known to play a critical role in metabolism of, and sensitivity to, warfarin. Through detection of these genetic markers, doctors are better able to accurately and efficiently determine the appropriate warfarin dosage level.

In addition, we have obtained an exclusive license to another genetic marker associated with warfarin dosage from the Marshfield Clinic called CYP4F2, which we believe will assist physicians to more accurately determine the appropriate dosage of warfarin required to treat an individual patient and will expand the number of people for whom warfarin testing would be useful. According to the published research conducted by the Marshfield Clinic, this biomarker demonstrated a clinically significant impact on a stable warfarin dose of as much as 1 mg/day or an 8%-26% increase in the warfarin dose depending on the patient population studied. We intend to incorporate this additional genetic marker into our eSensor Extended Warfarin Sensitivity Test and, if it is cleared by the FDA, market it, which we estimate would occur in 2009.

The potential market for our eSensor Warfarin Sensitivity Test and, if we obtain clearance of it from the FDA, our eSensor Extended Warfarin Sensitivity Test includes most of the approximately 2 million persons in the United States who are initiated on warfarin therapy each year, with physicians commonly prescribing it for patients with a history of atrial fibrillation, recurrent stroke, deep vein thrombosis or pulmonary embolism, as well as for patients who have had heart valve replacements. According to a 2006 Brookings Institute study, warfarin is the second most common drug, after insulin, among those implicated in emergency room visits for adverse drug events, causing an average of more than 85,000 serious bleeding events and 17,000 strokes annually. In addition, a study indicates that there are 8.5 million patients worldwide with conditions for which warfarin could potentially be prescribed and we estimate that warfarin testing will ultimately account for 20% of the total pharmacogenetics market.

2C9 Drug Metabolism

Cytochrome P450 2C9, or CYP2C9, is an important member of the Cytochrome P450 family of enzymes responsible for detoxifying potentially hazardous chemicals, such as drugs, that are “foreign” to the body. CYP2C9 is expressed at very high levels in the liver and the importance of CYP2C9 is reflected in its involvement in the metabolism of 10% of all drugs, including non-steroidal anti-inflammatory drugs or NSAIDs, such as COX-2 inhibitors, anti-coagulants such as warfarin, anti-epileptic agents such as phenytoin, cholesterol-lowering drugs such as statins, anti-diabetic agents, angiotensin-2 antagonists for the treatment of high blood pressure and other drugs.

Polymorphisms in the CYP2C9 gene result in a decrease in or loss of enzyme activity, which in turn can affect the dosage of drugs metabolized by the CYP2C9 enzyme. The importance of CYP2C9 is magnified by the high frequency of these polymorphisms in the general population. We believe that CYP2C9 genetic tests will be important in optimizing the dosage of drugs in the above drug classes or in selection of alternative drugs in the case of patients who have difficulty metabolizing those drugs. Moreover, during the development of promising new drugs metabolized by CYP2C9, genetic tests enabling selection or stratification of patients in clinical trials and optimization of dosage for those patients found to have some or significant limitations on their ability to metabolize these drugs may be valuable to the drug developers.

Cystic Fibrosis

Our eSensor Cystic Fibrosis Carrier Detection Test for the eSensor 4800 System and our eSensor XT-8 Cystic Fibrosis Test being developed for the eSensor XT-8 System are qualitative, multiplexed genotyping tests that detect a panel of mutations associated with Cystic Fibrosis based on guidelines published by the American College of Medical Genetics and the American College of Obstetricians and Gynecologists for screening of adult couples contemplating pregnancy. Our eSensor Cystic Fibrosis Carrier Detection Test for the eSensor 4800 System, which received 510(k) clearance from the FDA in 2006, offers highly accurate results, based on 99.97% accuracy compared to DNA sequencing, and 100% reproducible results delivered in an easy to interpret report that includes a summary “carrier” or “non-carrier” determination, plus individual carrier status for each of the 23 recommended markers. In 2009, we intend to submit an application for FDA clearance of our eSensor XT-8 Cystic Fibrosis Test, which will then be used in place of our currently marketed eSensor Cystic Fibrosis Carrier Detection Test.

Our Cystic Fibrosis product addresses a market that was estimated in 2006 at over $58 million in the United States alone, while the approximately 2.3 million cystic fibrosis tests performed in 2005 represent only approximately 25% of the total available market, according to Frost & Sullivan. We expect that the launch of additional low-cost, FDA-cleared tests will drive market expansion through increased testing by small and medium-sized laboratories, as approximately 70% of tests are currently performed in large reference laboratories.

Respiratory Pathogens

Viral and bacterial respiratory pathogens are a major source of illness and can lead to hospitalizations and death. The challenge to the clinician assessing a patient with a respiratory illness is determining which virus or bacterium is the causal agent so that effective treatments and drugs specific to an identified virus or bacteria can be administered. The Centers for Disease Control and Prevention, or CDC, states that viral infections are a major cause of hospitalizations in children and the elderly and are the seventh leading cause of death in the United States. For example, according to the CDC, in the United States, 5% to 20% of the population gets the flu, more than 200,000 people are hospitalized from flu complications, and about 36,000 people die from the flu annually.

Traditional laboratory methods for detecting a virus, such as direct fluorescent antibody tests or viral culture, often fail to identify the infecting agent due to lack of sensitivity and/or specificity, require expertise to interpret results, and may require several days before a result is obtained, assuming the infecting organism can be grown from the specimen. Furthermore, newer, more rapid tests introduced to address these limitations lack the sensitivity and specificity to be clinically useful. We believe that these limitations of current test methodologies have led physicians to prescribe treatment based on patient symptoms and progress and, despite the need for timely definitive diagnosis, the current technologies underserve patients and clinicians.

We are developing our respiratory pathogen panel, which will adapt QIAGEN’S QIAplex-based respiratory viral test for use on the eSensor XT-8 System, to be a comprehensive multiplex test covering common and variant forms of infectious disease-causing viruses and/or bacteria. We expect that this test will help provide the clinician with timely knowledge of which organism is or is not infecting the patient so the clinician may appropriately adjust the plan of treatment and drug choice.

Venous Thrombosis

Certain genetic mutations have been linked to a greater risk of coagulation dysfunction and associated thrombotic, or clotting disorders such as deep vein thrombosis, pulmonary embolism, myocardial infarction (heart attack) and stroke. This risk generally becomes more medically significant to a patient in specific circumstances, such as pregnancy, surgery, trauma and internal injury. Our Venous Thrombosis Test would detect three polymorphisms that have been associated with increased risk of clotting disorders. If developed and cleared by the FDA, we believe this test would allow physicians to quickly determine with greater precision whether a patient, particularly those at greater risk for thrombosis, should be treated with an anticoagulant.

2D6 Drug Metabolism

Cytochrome P450 2D6, or CYP2D6, is another important member of the Cytochrome P450 family of enzymes. Polymorphisms in the CYP2D6 gene can assist in the determination as to whether an individual patient is a poor or extensive metabolizer of many prescription drugs including antipsychotics, anti-depressants and anti-thrombolytics. A number of these polymorphisms have been linked to enzymatic deficiencies that would impact metabolism of these drugs. If developed and cleared by the FDA, we believe our CYP 450 2D6 Test would assist physicians in determining the appropriate alternative course of treatment for patients who may not properly metabolize certain prescription drugs.

Tamoxifen Metabolism

Our Tamoxifen Metabolism Test is a multiplex pharmacogenetic test for the detection of a subset of 2D6 genetic polymorphisms that can determine if a woman has the ability to metabolize the drug Tamoxifen which is a hormonal therapy for patients with estrogen receptor-positive breast cancer. Poor metabolizers of Tamoxifen have an increased risk for breast cancer recurrence, among other things. If developed and cleared by the FDA, we believe this test could enable physicians to identify women who have difficulty metabolizing Tamoxifen and allow the physicians to pursue an alternative course of treatment.

eSensor Technology

We believe that our eSensor electrochemical technology will not only enable testing outside of large hospitals and reference laboratories, but will also provide us with a foundation for the development of point-of-care testing instrumentation that is not subject to the limitations of optical and fluorescent detection platforms. Our eSensor technology can be configured to detect DNA, RNA and proteins for various diagnostic applications including genetics, pharmacogenetics, infectious diseases and cancer.

Our eSensor technology detects the presence or absence of nucleic acid targets through hybridization to “capture” and “signal” probes within the cartridge. The cartridge device described above is comprised of a chip containing an array of gold-plated electrodes. Each electrode has a contact pad on the opposite side of the chip to allow electrical connection to the instrument. The chip is customized for a test by depositing capture probes on the gold electrodes.

The capture probes are attached to the gold electrodes through a layer of proprietary molecules known as a self-assembled monolayer, or SAM. This layer acts as an insulator between the electrodes and capture probes, enabling the capture of specific targets, minimal binding of non-specific material in the sample and elimination of interference from other components in the sample.

The signal probes have electrochemically active compounds called ferrocenes attached to them. Ferrocene labels are used because they can be made into a variety of labels each with different voltage characteristics and are easy to produce using standard manufacturing technologies. Signal probes are added to the cartridge along with the sample when performing the test.

Schematic of Electrochemical Detection on eSensor XT-8 System

eSensor detection is based on a sandwich assay principle. Signal and capture probes are designed with sequences complementary to regions on the target of interest found in the patient’s sample. When a prepared DNA sample containing the target is added to the cartridge along with the signal probe, single-stranded target DNA sequences from the sample bind to complementary sequences on both the capture and signal probes. Upon binding, a three-member complex is formed between the target, capture probe and signal probe. Based on the rules of base pair hybridization chemistry, the signal probe (which contains electrochemically-active ferrocene labels) is brought close to the electrode surface. The ferrocene compound undergoes oxidation and reduction, leading to loss or gain of an electron. This loss or gain of an electron results in a measurable current at the electrode surface using a technique called alternating current voltammetry, or ACV. The ferrocene labels are only detected when the signal probe is captured near the surface of the electrode as part of the target and capture probe formation. In the absence of the target, no specific signal is detected.

eSensor Electrochemical Technology Example

One application for our eSensor electrochemical detection technology is the genotyping of mutations or polymorphisms to assess if an individual has a normal (wild-type) or mutant sequence or sequences indicative of a genetic disease. The eSensor Cystic Fibrosis Carrier Detection Test, for example, is a test for the detection of carrier status for Cystic Fibrosis for adult couples contemplating pregnancy, regardless of ethnicity. The test is a qualitative genotyping assay that simultaneously detects the panel of mutations currently identified by the American College of Medical Genetics and the American College of Obstetricians and Gynecologists.

The eSensor Cystic Fibrosis Carrier Detection Test is configured as a competition assay between the wild-type sequence and the mutant sequence of interest and the test is performed using signal probes containing ferrocene compounds with different oxidation-reduction reactions for the wild-type and mutant sequence. The signal probe matching the wild-type sequence contains a ferrocene label of one electrochemical potential, and a second signal probe matching the mutant sequence contains a second, distinguishable ferrocene label. Both the wild-type and mutant sequence targets bind to the capture probe sequence at a site adjacent to the mutation. The wild-type and mutant signal probes then compete to bind to the sequence. The probe with the perfect match to the target is bound with a higher degree of preference.

The presence or absence of a Cystic Fibrosis mutation is determined by the ratio of signals generated by the bound wild-type and mutant signal probes. Wild-type and mutant boundaries are established based on statistical analysis of data from a large number of samples. Identification of unknown samples requires no calibration of the instrument or cartridge lot. This approach can be used to identify a variety of different mutations including single-base or multiple-base pair changes, insertions and deletions.

Advantages of eSensor Electrochemical Signal Detection

The use of electrochemical detection holds several advantages over other signal detection platforms. The primary advantage is the combination of technologies including electrochemical detection, harmonic signal analysis and proprietary insulator coating. These technologies provide for the following:

•	Homogenous Detection. The eSensor test format is homogenous, or one that does not require the addition or removal of components by washing prior to detection even when a very large number of signal probes, representing multiple targets, are present. With optical detection methods such as fluorescence, washing steps are typically required to remove unbound target and signal probes after hybridization and prior to detection. The elimination of washing steps simplifies the test process and allows one to perform hybridization and detection in a small footprint instrument without fluid handlers or liquid waste containers. In contrast, most conventional microarrays require robotic instrumentation to automate multistage fluidic handling processes. Such instruments are generally bulky, complicated and expensive and tend to limit microarrays to high cost applications.

•	No Signal Interference by Sample Components. Due to the use of the insulating self-assembling monolayer on each electrode, whole blood or other complex sample constituents (e.g., urine or extracts of tissue) do not interfere with detection technology. Constituents of blood that would normally interfere with fluorescence detection, such as hemoglobin or bilirubin, have no effect on signal detection using eSensor technology.

•	High Sensitivity. The eSensor technology has the sensitivity needed for detection of nucleic acids and proteins. Each electrode contains approximately 3 X 10[9] capture probes and can routinely detect approximately 1 nM of target DNA, while a sensitivity of 10 pM of target DNA has been achieved. As an example, we have established that the warfarin test has a limit of detection of approximately 0.1 ng of input DNA, or about 30 copies of each target sequence. This is ten times more sensitive than competitive amplified tests, and up to 10,000 times more sensitive than non-amplified tests.

•	No Signal Restrictions. There are no access restrictions that are typically encountered in detection of an optical reaction chamber eliminating an instrument design restraint which restricts portability and ruggedness.

•	Broad Assay Formats. The eSensor’s testing methods can accommodate detection of DNA, RNA (including human infectious disease pathogens) and protein targets. We believe this flexibility allows us to expand our technology in human infectious disease pathogens in addition to genetic and pharmacogenomics testing.

•	Easy Development of Genotyping Tests. Tests to discriminate multiple alleles and quantitative tests using multiple ferrocene labels are easily developed using our eSensor technology.

Application of our eSensor Technology to Protein Detection

Our eSensor technology also has the capability to detect proteins via reporter metal tags, which are metal constructs that can transfer energy when they bind to a target molecule, or aptamers, which are strands of genetic material designed to bind to target molecules. Metal tags or aptamers are attached to the gold electrodes which can be configured to simultaneously detect different proteins (i.e., that represent a pathogen of interest) within a single sample. Hybridization of the target and the reporter metal tag or the aptemer ultimately leads to the transfer of electrons to the gold electrode. The signal produced is indicative of the specific target protein.

Research and Development

Our research and development organization consists of approximately 33 employees dedicated to the development and optimization of our platform. The bulk of our research and development effort is focused on the expansion of our menu of tests and consists of 18 scientists with skills in molecular biology, test assay development, control methods and the design of experiments and electrochemistry. We also have an 8-person chemistry team including organic and analytical chemists who develop proprietary signal probes, scale-up and purification processes. Our chemistry team is also responsible for coordinating with our external manufacturing partners. The 7-member engineering team includes mechanical, electrical and software engineers who specify, design, develop and support instrumentation developed with external partners. We perform our research and development at our approximately 25,000 square foot ISO-certified facility in Pasadena, California and our 14,400 square foot ISO-certified facility in Rockland, Massachusetts. Our research and development efforts are focused on:

•	Developing Additional Tests Using Established or Scientifically Validated Biomarkers. We seek to develop and commercialize new tests for detecting human genetic markers, infectious diseases and cancer that are based on biomarkers that are established or have been validated by scientific studies, which we will seek to in-license, and if possible, on an exclusive basis. In addition, we are engaged in informal collaborations with respect to, and we are seeking to in-license protein-based biomarkers for use in connection with, our development of applications for protein detection for use on our eSensor platform.

•	Platform Enhancements and Development Leading to Sample-to-Answer Solutions and Point-of Care Systems. We continue to evaluate opportunities to enhance the capabilities of our eSensor platform by developing sample processing improvements. For example, we have internally demonstrated the feasibility of the direct use of blood samples in our eSensor Warfarin Sensitivity Test, avoiding the need to isolate DNA from blood samples. We also seek to leverage the capabilities of our platform by developing automated instrument solutions that include sample preparation, amplification and detection in one instrument as well as to decrease the size of our instruments and to create a portable system that can provide sample-to-answer results. We believe this will provide clinicians with greater access to a broad menu of tests and lead to the further decentralization of molecular diagnostics testing potentially leading to a point-of-care diagnostic system.

Manufacturing

We manufacture our proprietary test cartridges and ancillary reagents at our approximately 8,500 square foot ISO-certified facility in Pasadena, California. Our reagent formulation, cartridge manufacturing and packaging of final components and kits are performed by us in accordance with current Good Manufacturing Practices, or cGMP, set forth in the QSR.

We outsource manufacturing of instrumentation, as well as the oligonucleotide raw materials and much of the disposable component molding and sub-component assembly for our test cartridges. In particular, our eSensor XT-8 instrument was designed to our specifications and is manufactured by a company that specializes in the design and manufacturing of electronic and electromechanical devices for medical use that is registered with the FDA as a Medical Device Establishment, as the term is defined by the FDA. Its quality system complies with the ISO 13485:2003 standard, a globally-recognized standard of quality management for medical device manufacturers.

We have implemented a quality control system that is designed to comply with FDA regulations governing IVD products. These regulations carefully control the manufacture, testing and release of diagnostics products as well as raw material receipt and control. Clean room facilities are used as part of the assembly of sub-assembled disposable plastic components in a semi-automated fashion.

We have controlled methods for the consistent manufacturing of our proprietary test cartridges and reagents at our facilities. The most critical and proprietary aspect of cartridge manufacturing involves precision spotting of mutation-specific oligonucleotide probes on each electrode. This step is performed using commercial spotting instrumentation that has been adapted with custom software to assure the accurate and reproducible manufacture of test cartridges.

We plan to continue to manufacture components that we determine are highly proprietary or highly difficult to produce consistently, while outsourcing more commodity-like components. We are likely to establish additional outsourcing partnerships as we manufacture additional products. We believe our current facilities and expansion capacities are adequate to meet our current and future manufacturing needs.

Marketing

We have established a direct sales and marketing organization and infrastructure that test-marketed and continues to support our eSensor 4800 System and eSensor Cystic Fibrosis Carrier Detection Test. Our commercial team consists of 16 people, including one sales and marketing manager, six geographically dispersed sales representatives, two marketing managers and seven customer and technical support specialists. We plan to utilize and expand this organization to launch the eSensor XT-8 System and its initial menu of tests in the United States and expand it as sales of our products increase. At the customer’s option, we expect either to sell the eSensor XT-8 System or enter into a leasing arrangement. Our leasing arrangements can take the form of a standard lease or what is known as a “reagent rental.” Pursuant to a reagent rental agreement, an instrument is placed at a customer location and the customer commits to purchase a certain minimum volume of test cartridges annually at a price that is intended to allow us to recover the cost of the instrument.

Our sales and marketing team will provide customer service for order fulfillment, technical service and product support and distribution logistics. We intend to expand the infrastructure developed for our eSensor 4800 System with appropriate expenditures on launch and adoption of the eSensor XT-8 System and related tests.

We will strategically commence commercialization activities and the process of obtaining required regulatory approvals in selected international markets for the eSensor XT-8 System. In most international markets we anticipate entering into agreements with foreign distributors, which we expect to commence entering into by the end of the fiscal year ending December 31, 2008 (who will, in many cases, also seek to obtain regulatory approvals in such markets), and expect to supplement marketing partnerships with specialists who will train our partners’ sales forces and provide ongoing technical support.

Competition

We face competition in the nucleic acid-based testing market from companies that provide amplification technologies and specifically from those that offer multiplex detection instruments. In the general nucleic acid based testing market, we face competition from companies that provide amplification technologies. These competitors include Abbott Diagnostics, Applera, Gen-Probe, Luminex, Roche Diagnostics and Siemens Medical Solutions Diagnostics. The competition we face in the area of multiplex molecular diagnostics includes companies that are developing or have developed laboratory-based tests and analyzers that have multiplexed detection capabilities. These include AutoGenomics, Cepheid, Luminex, Nanosphere, Sequenom and Third Wave Technologies, each of which manufactures molecular diagnostic equipment for laboratory use that are based on recently developed technologies that can be used in hospital-based or reference laboratories. We believe that the eSensor XT-8 System will compete with these companies’ technologies largely on the basis of multiplex capability, high specificity and low susceptibility to contamination and interference, true random access, ease of use, initial cost of market entry and rapid return on investment for customers.

Many of our competitors have substantially greater financial, technical, research and other resources and larger, more established sales, marketing and distribution organizations than we do. Many of our competitors also offer broader product lines and have greater brand recognition than we do. Moreover, our competitors may make rapid technological developments that may result in our technologies and products becoming obsolete before we recover the expenses incurred to develop them or before they generate significant revenue. Our success will depend on our ability to establish competitive sales, marketing and distribution services.

Intellectual Property

To establish and protect our proprietary technologies and products, we rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality provisions in our contracts. We have implemented a patent strategy designed to provide us with freedom to operate and facilitate commercialization of our current and future products. As of June 30, 2008, our patent portfolio included 85 US patents, 39 foreign patents (predominantly in Europe and Japan) and 77 pending domestic and foreign patent applications, all of which are either owned by us or are exclusively licensed to us.

We believe that our patent strategy uniquely positions us by providing patent protection for electrochemical detection techniques, chemical insulators and attachment points on electrode surfaces and other technology that collectively form the staple of our eSensor detection platform.

In general, patents have a term of 20 years from the application filing date or earlier claimed priority date. Our issued and exclusively licensed patents will expire between 2013 and 2022, or later, with several of our pending applications having the potential to mature into patents that expire in 2027, 2028 and 2029. Our success depends to a significant degree upon our ability to police infringement, derive licensing revenues and continue to develop proprietary products and technologies.

We also rely in part on trade secret protection of our intellectual property. We attempt to protect our trade secrets by entering into confidentiality agreements with third parties, employees and consultants. Our employees and consultants also sign agreements requiring that they assign to us their interests in patents and copyrights arising from their work for us. All employees sign an agreement not to compete unfairly with us during their employment and upon termination of their employment through the misuse of confidential information, soliciting employees, soliciting customers and the like. However, it is possible that these agreements may be breached or found unenforceable and, if so, there may not be an adequate corrective remedy available.

License Agreements

eSensor Platform

California Institute of Technology. We have an exclusive license from the California Institute of Technology to issued US patents related to nucleic acid-mediated electron transfer technology. The license grant is worldwide, fully paid-up, and extends until the last of the underlying patents expires in January 2014. The agreement is also conditioned on us paying all associated patent maintenance and prosecution fees. Either party may terminate the license agreement upon a material breach by the other party subject to a cure period. We may terminate the license agreement for any reason upon 60 days written notice.

University of North Carolina/Xanthon. We have an exclusive license from University of North Carolina, or UNC, for worldwide rights to patents entitled “Electrochemical Detection of Nucleic Acid Hybridization” (including mediated catalytic redox detection). This licenses was acquired by the purchase of Xanthon, Inc., the original licensee of UNC’s rights. Under the terms of the license agreement, the grant is worldwide, bears royalties on a quarterly basis on net sales of products incorporating the underlying patents and endures for the life of the underlying patents unless otherwise terminated. The agreement is further conditioned on us paying all associated patent maintenance and prosecution fees. We are also required to pay UNC a fraction of all sublicensing upfront fees, milestones and royalties. The license, unless otherwise terminated, extends until September 2023, the date on which the last of the underlying patents is set to expire. UNC may terminate the license agreement or convert the license to a non-exclusive license, in its discretion, upon our material breach, subject to a cure period, or in the event of our bankruptcy or assignment of assets to creditors. We may terminate the license agreement at any time for any reason upon 30 days’ written notice.

Harvard University. We have licensed from Harvard University, or Harvard, exclusive worldwide rights to technology relating to self-assembling monolayers and nucleic acid and electron transfer devices or methods. The license agreement provides for an upfront payment which has been paid, a maintenance/minimum annual fee which is creditable against royalties, royalties on net sales of products incorporating the underlying patents, payment of a fraction of sublicensing upfront and milestone fees and royalties and payment of all prosecution costs and maintenance fees. The license extends for the life of the underlying patents, the last of which expires in January 2017. The license agreement is terminable by Harvard upon certain events, including our insolvency or bankruptcy, our breach of the license agreement or our underreporting or underpayment of royalties, some of which are subject to a cure period. If it terminates the license agreement, Harvard may, in its discretion, have a right in all sublicenses assigned for its benefit. We may terminate the license agreement for any reason upon 90 days’ advance written notice.

Genometrix/MIT/Baylor College of Medicine. We have licensed certain intellectual property related to electric-field manipulations and surface chemistry deposition and detection on array surfaces from the Massachusetts Institute of Technology, or MIT, and Baylor College of Medicine. A number of these patents or licenses were originally owned or licensed by Genometrix Inc., or Genometrix. In July 2006, by virtue of the insolvency of Genometrix, and by agreement with MIT, we were granted an irrevocable, fully paid-up worldwide license to all of the subject patents. The license extends for the life of the underlying patents, the last of which expires in December 2017.

Oxford Gene Technology. We have licensed from Oxford Gene Technology, or OGT, on a non-exclusive basis, its method of analyzing polynucleotide sequences as an integral part of our detection technology. The license agreement provides for quarterly royalties on net sales of products incorporating the underlying patents. The term of the license agreement ends upon the expiration of the underlying patent in May 2009. We have the right to terminate the license agreement for any reason upon three months’ written notice. Either party may terminate the license agreement upon a material breach by the other party. OGT may terminate the license agreement upon our bankruptcy or insolvency.

Warfarin Sensitivity Tests

Marshfield Clinic. In October 2007, we exclusively licensed from Marshfield Clinic, or Marshfield, worldwide rights to a genetic marker, 4F2, that has been shown to correlate with warfarin sensitivity. A provisional US patent application was filed in 2007 by Marshfield directed to this marker and the uses thereof. We paid a one-time upfront fee upon execution of the license and are required to pay quarterly net royalties, with a minimum annual royalty beginning in 2009 that is subject to certain conditions. The agreement also requires sharing of sublicense royalties and a portion of any upfront fees we receive under a sublicense. The agreement extends for the life of any patent or patents issuing from the underlying patents and the pending application, which are expected to expire in October 2028. The agreement automatically terminates upon our nonpayment of royalties for more than 8 calendar quarters. In addition, Marshfield Clinic may terminate the agreement upon our failure to semi-annually produce and report acceptable commercial development efforts, our bankruptcy or insolvency or our otherwise breaching the license agreement, subject to a cure period. We have the right to terminate the license agreement for any reason upon 90 days’ advance written notice. The license agreement also provides for option rights to additional markers that may be discovered by Marshfield during the term of the license agreement.

University of Washington. We have licensed, on a non-exclusive basis, from the University of Washington a biomarker relating to warfarin sensitivity that we use in our eSensor Warfarin Sensitivity Test. We paid an upfront fee upon execution of this license agreement. We are required under this license agreement to pay a quarterly royalty on net sales of products incorporating the underlying claims and to pay variable minimum royalties and a pro-rata share of ongoing patent prosecution and maintenance costs. This license extends for the life of the patent, which expires in October 2024. The license agreement is terminable upon a material breach by the other party of its obligations under such license agreement, subject to a cure period, or our becoming subject to receivership, winding up or bankruptcy. We may terminate the license agreement for any reason upon 60 days’ advance written notice to the University of Washington.

Outlicenses

We have granted an exclusive license for the use of our electrochemical technology for certain applications outside of DNA and RNA diagnostic testing, and a non-exclusive sub-license to our SAM technology for use in those applications to Ohmx. Pursuant to those license agreements, Ohmx is required to pay us minimum royalty payments each year and quarterly royalties. We have also granted a non-exclusive sub-license to Minerva Biosciences, or Minerva, of our SAM technology, relating to certain other applications outside of DNA and RNA diagnostics testing. Minerva is required to pay us a license fee, annual minimum royalties and quarterly royalties on net sales of products using this technology.

Government Regulation

The testing, manufacture and sale, among other things, of our diagnostic products are subject to regulation by numerous governmental authorities, principally the FDA and corresponding state and foreign regulatory agencies.

Regulation by the US FDA

In the United States, the Federal Food, Drug, and Cosmetic Act, or FDCA, FDA regulations and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post-market surveillance. The FDA regulates the sale and distribution of medical devices, including IVD test kits. Failure to comply with applicable US requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending applications, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

Unless an exemption applies, each medical device we wish to commercially distribute in the United States will require marketing authorization from the FDA prior to distribution. The two primary types of FDA marketing authorization applicable to a device are premarket notification (also called 510(k) clearance) and premarket approval (also called PMA approval). The type of marketing authorization is generally linked to the classification of the device. The FDA classifies medical devices into one of three classes (Class I, II or III) based on the degree of risk the FDA determines to be associated with a device and the level of regulatory control deemed necessary to ensure the device’s safety and effectiveness. Devices requiring fewer controls because they are deemed to pose lower risk are placed in Class I or II. Class I devices are deemed to pose the least risk and are subject only to general controls applicable to all devices, such as requirements for device labeling, premarket notification and adherence to the FDA’s cGMP requirements, as reflected in its QSR. Class II devices are intermediate risk devices that are subject to general controls and may also be subject to special controls such as performance standards, product-specific guidance documents, special labeling requirements, patient registries or postmarket surveillance. Class III devices are those for which insufficient information exists to assure safety and effectiveness solely through general or special controls and include life-sustaining, life-supporting or implantable devices, devices of substantial importance in preventing impairment of human health, or which present a potential, unreasonable risk of illness or injury, and devices not “substantially equivalent” to a device that is already legally marketed.

Most Class I devices and some Class II devices are exempted by regulation from the 510(k) clearance requirement and can be marketed without prior authorization from the FDA. Class I and Class II devices that have not been so exempted are eligible for marketing through the 510(k) clearance pathway. By contrast, devices placed in Class III generally require PMA approval prior to commercial marketing. The PMA approval process is more stringent, time-consuming and expensive than the 510(k) clearance process. The FDA has considered our eSensor 4800 System and our eSensor Cystic Fibrosis Carrier Detection Test and considers our eSensor XT-8 System and our eSensor Warfarin Sensitivity Test Class II devices that require 510(k) clearance.

510(k) Clearance. To obtain 510(k) clearance for a medical device, an applicant must submit a premarket notification to the FDA demonstrating that the device is “substantially equivalent” to a device legally marketed in the United States that is not subject to PMA approval, commonly known as the “predicate device.” A device is substantially equivalent if, with respect to the predicate device, it has the same intended use and has either (i) the same technological characteristics or (ii) different technological characteristics and the information submitted demonstrates that the device is as safe and effective as a legally marketed device and does not raise different questions of safety or effectiveness. A showing of substantial equivalence sometimes, but not always, requires clinical data. Generally, the 510(k) clearance process can exceed 90 days and may extend to a year or more.

After a device has received 510(k) clearance for a specific intended use, any change or modification that significantly affects its safety or effectiveness, such as a significant change in the design, materials, method of manufacture or intended use, may require a new 510(k) clearance or PMA approval and payment of an FDA user fee. The determination as to whether or not a modification could significantly affect the device’s safety or effectiveness is initially left to the manufacturer using available FDA guidance; however, the FDA may review this determination to evaluate the regulatory status of the modified product at any time and may require the manufacturer to cease marketing and recall the modified device until 510(k) clearance or PMA approval is obtained. The manufacturer may also be subject to significant regulatory fines or penalties.

Clinical Investigations. Before we can submit a medical device for 510(k) clearance, we may have to perform a series of generally short (i.e., over a period of months) studies, including method comparison, reproducibity, interference and stability studies to ensure that users can perform the test successfully. Some of these studies may take place in clinical environments, but are not usually considered clinical trials. For PMA submissions, we would generally be required to conduct a longer (i.e., over a period of years) clinical trial that supports the clinical utility of the device and how the device will be used.

Although clinical investigations of most devices are subject to the investigational device exemption, or IDE, requirements, clinical investigations of IVD tests, including our products and products under development, are generally exempt from the IDE requirements. Thus, clinical investigations of our products generally do not require the FDA’s prior approval, provided the testing is non-invasive, does not require an invasive sampling procedure that presents a significant risk, does not intentionally introduce energy into the subject and is not used as a diagnostic procedure without confirmation by another medically established test or procedure. In addition, our products must be labeled “for research use only” or “for investigational use only,” and distribution controls must be established to assure that our products distributed for research, method comparisons or clinical trials are used only for those purposes.

PMA Approval. A PMA application requires the payment of significant user fees. PMA applications must be supported by valid scientific evidence, which typically requires extensive data, including technical, preclinical, clinical and manufacturing data, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. A PMA application must also include, among other things, a complete description of the device and its components, a detailed description of the methods, facilities and controls used to manufacture the device, and proposed labeling.

The FDA has 45 days from its receipt of a PMA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. During this review period, the FDA may request additional information or clarification of information already provided. In addition, the FDA will conduct a pre-approval inspection of the manufacturing facility or facilities to ensure compliance with the QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures.

FDA review of an initial PMA application is required by statute to take between six to ten months, although the process typically takes significantly longer, and may require several years to complete. The FDA can delay, limit or deny approval of a PMA application for many reasons, including

•	it is not demonstrated that there is reasonable assurance that the device is safe or effective under the conditions of use prescribed, recommended, or suggested in the proposed labeling;

•	the data from preclinical studies and clinical trials may be insufficient to support approval; and

•	the manufacturing process, methods, controls or facilities used for the manufacture, processing, packing or installation of the device do not meet applicable requirements.

If the FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter or an approvable letter, which usually contains a number of conditions that must be met in order to secure final approval of the PMA. If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. The FDA may also determine that additional clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and then the data submitted in an amendment to the PMA. Once granted, PMA approval may be withdrawn by the FDA if compliance with post approval requirements, conditions of approval or other regulatory standards is not maintained or problems are identified following initial marketing.

Approval by the FDA of new PMA applications or PMA supplements may be required for modifications to the manufacturing process, labeling, device specifications, materials or design of a device that is approved through the PMA process. PMA supplements often require submission of the same type of information as an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA application and may not require as extensive clinical data or the convening of an advisory panel.

Regulation After FDA Clearance or Approval. Any devices we manufacture or distribute pursuant to clearance or approval by the FDA are subject to pervasive and continuing regulation by the FDA and certain state agencies. We are required to adhere to applicable regulations setting forth detailed cGMP requirements, as set forth in the QSR, which include, among other things, testing, control and documentation requirements. Non-compliance with these standards can result in, among other things, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, refusal of the government to grant 510(k) clearance or PMA approval of devices, withdrawal of marketing approvals and criminal prosecutions. We have designed and implemented our manufacturing facilities under the FDA’s cGMP requirements.

Because we are a manufacturer of medical devices, we must also comply with medical device reporting requirements by reviewing and reporting to the FDA whenever there is evidence that reasonably suggests that one of our products may have caused or contributed to a death or serious injury. We must also report any incident in which our product has malfunctioned if that malfunction would likely cause or contribute to a death or serious injury if it were to recur. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain circumstances, by the Federal Trade Commission. Medical devices approved or cleared by the FDA may not be promoted for unapproved or uncleared uses, otherwise known as “off-label” promotion. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including substantial monetary penalties and criminal prosecution.

We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. We have numerous policies and procedures in place to ensure compliance with these laws and to minimize the risk of occupational exposure to hazardous materials. In addition, we do not expect the operations of our products to produce significant quantities of hazardous or toxic waste or radiation that would require use of extraordinary disposal practices. Although the costs to comply with these applicable laws and regulations have not been material, we cannot predict the impact on our business of new or amended laws or regulations or any changes in the way existing and future laws and regulations are interpreted or enforced.

Export of Our Products. Export of products subject to the 510(k) notification requirements, but not yet cleared to market, is permitted with FDA authorization provided certain requirements are met. Unapproved products subject to the PMA approval requirements may be exported if the exporting company and the device meet certain criteria, including, among other things, that the device complies with the laws of the receiving country and the company submits a “Simple Notification” to the FDA when the company begins to export. If the company or device does not comply with such criteria, FDA approval must be obtained for export. To obtain FDA export approval, if required, we must meet certain requirements, including, among other things and with some exceptions, documentation demonstrating that the product is approved for import into the country to which it is to be exported and, in some instances, safety data to demonstrate that export of the device will not be contrary to the public health or safety.

Clinical Laboratory Improvement Amendments of 1988. The use of our products is also affected by CLIA and related federal and state regulations, which provide for regulation of laboratory testing. Any customers using our products for clinical use in the United States will be regulated under CLIA, which is intended to ensure the quality and reliability of laboratory testing in the United States. In particular, these regulations mandate that clinical laboratories must be certified by the federal government or a federally-approved accreditation agency, or must be located in a state that has been deemed exempt from CLIA requirements because the state has in effect laws that provide for requirements equal to or more stringent than CLIA requirements. Moreover, these laboratories must meet quality assurance, quality control and personnel standards, and they must undergo proficiency testing and inspections. The CLIA standards applicable to clinical laboratories are based on the complexity of the method of testing performed by the laboratory, which range from “waived” to “moderate complexity” to “high complexity.” We expect that most of our products will be categorized as “high complexity,” since most molecular diagnostic IVDs are currently FDA-cleared as CLIA “high complexity” devices.

Recent Legislation. On September 27, 2007, the President signed the Food and Drug Administration Amendments Act of 2007, or FDAAA. Among other significant changes and requirements it imposes, the new legislation expands the federal government’s clinical trial registry and results databank maintained by the NIH to include all (with limited exceptions) medical device trials. In particular, it requires certain information about device trials, including a description of the trial, participation criteria, location of trial sites, and contact information, to be sent to NIH for inclusion in a publicly-accessible database. In addition, the results of clinical trials that form the primary basis for efficacy claims or are conducted after a device is approved or cleared must be posted to the results databank. Under the FDAAA, companies that violate these and other provisions of the new law are subject to substantial civil monetary penalties.

Foreign Government Regulation. We intend to market our products in selected international markets and we or our partners and distributors will need to receive regulatory approval to do so. The regulatory review process for medical devices varies from country to country, and many countries also impose product standards, packaging requirements, labeling requirements and import restrictions on devices. Each country has its own tariff regulations, duties and tax requirements. Failure to comply with applicable foreign regulatory requirements may subject a company to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Third-Party Payor Reimbursements

Obtaining reimbursement approval for a health care product or service from a government or other third-party payor is a time consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to the payor. We may not be able to provide data sufficient to gain acceptance with respect to reimbursement. Even when a payor determines that a product or service is eligible for reimbursement, the payor may impose coverage limitations that preclude payment for some uses that are approved by the FDA or comparable authorities. In addition, there is a risk that full reimbursement may not be available for high-priced products. Moreover, eligibility for coverage does not imply that any product or service will be reimbursed in all cases or at a rate that allows us to make a profit or even cover our costs. Initial or interim reimbursements for products and services, if available, may also not be sufficient to cover our costs and may not be made permanent.

Successful sales of our products in the United States and other countries will depend on the availability of reimbursement from third-party payors such as private insurance plans, managed care organizations, and Medicare and Medicaid. Our customers have obtained reimbursement for our eSensor Cystic Fibrosis Carrier Detection Test for the eSensor 4800 System and we believe that each of our tests in development is covered by existing CPT codes and will be eligible for coverage by Medicare and Medicaid and most third-party payors. Outside of the United States, health care reimbursement systems vary from country to country, and to the extent we begin to sell our products outside the United States, we may not be able to obtain adequate reimbursement coverage, if any, for our products.

In addition, we may develop tests in the future that do not relate to previously established CPT codes and we may need to obtain new CPT codes in order to obtain reimbursement. Reimbursement by a third-party payor depends on a number of factors, including applicable coverage policies and limitations, the level of demand by health care providers and the payor’s determination that the use of a new product is medically necessary and represents a clinical advance. In addition, both government and non-government third-party payors routinely limit reimbursement coverage and reimbursement amounts for diagnostic tests.

Facilities

We have two facilities located in Pasadena, California, a facility in Rockland, Massachusetts and US executive offices in Duxbury, Massachusetts. Our 8,500 square foot manufacturing facility in Pasadena is leased through July 31, 2011 at a basic rent of approximately $258,696 per year plus $18,000 in taxes at current rates. Our 25,000 square foot research and development facility in Pasadena is leased through June 30, 2011 at a basic rent of approximately $805,328 per year plus $66,000 in taxes at current rates. Our 14,400 square foot research and development facility in Rockland is leased through January 15, 2010 at a basic rent of approximately $93,600 per year plus approximately $16,000 for maintenance and taxes at current rates. Our US executive offices in Duxbury consist of approximately 800 square feet of offices located in an office complex leased on a year to year basis at a basic rent of approximately $9,600 per year including maintenance, services and taxes.

Employees

As of June 30, 2008, we had 105 full-time employees. Of these employees, 33 were in research and development, 22 were in manufacturing and operations, 14 were in quality control and quality assurance, 16 were in sales and marketing and 20 were in general and administrative functions (including business development, finance, intellectual property, information technology and general administration). We have never had a work stoppage and none of our employees are covered by collective bargaining agreements or represented by a labor union. We believe our employee relations are good.

Legal Proceedings

We are from time to time subject to various claims and legal actions during the ordinary course of our business. We believe that there are currently no claims or legal actions that would reasonably be expected to have a material adverse effect on our results of operations or financial condition.

History and Development

Osmetech plc was incorporated and registered in England and Wales on September 1, 1993 under the name Steadyextra Trading Limited. Our initial business was to exploit the commercial applications of a technology for aroma analysis that emulates the human nose. On October 29, 1993 we changed our name to Odourmapper Limited and on April 6, 1994 we changed our name to AromaScan Limited. On June 17, 1994 we re-registered as a public limited company under section 43 of the Companies Act 1985, and we changed our name to AromaScan Plc. In 1998, we applied the technology developed for aroma analysis to healthcare technology to detect the presence of certain infection-causing microorganisms. On June 14, 1999, we changed our name to Osmetech plc. In 2002, we delisted from the Official List and then our ordinary shares were admitted to trading on AIM. In 2003, we acquired a blood gas analysis business from Roche Diagnostics. This business consisted of a series of devices for pH-blood gas, electrolyte and metabolite analysis. In 2004, we acquired Molecular Sensing plc and its GeneSensor line of products. In 2005, we acquired the Clinical Micro Sensors business from Motorola. In 2006, we sold the blood gas analysis business to IDEXX Laboratories, Inc. and exited the blood gas analyzer business, focusing on the molecular diagnostics business. In addition, in 2007, we discontinued our GeneSensor business in order to focus on our eSensor platform. Although we have acquired a number of US-based businesses, we have remained incorporated under the laws of England and Wales to support our shareholder base which consists largely of investors in the United Kingdom and to maintain the continuity of our listing and trading in our ordinary shares on AIM. As of June 30, 2008, our assets in the United Kingdom consisted primarily of cash and intercompany investments in our US subsidiaries.

We own 100% of the voting rights and share capital of Osmetech Technology Inc., a Delaware corporation, which owns 100% of the voting rights and share capital of each of Osmetech Inc., a Delaware corporation, and Clinical Micro Sensors, Inc., a Delaware corporation.

General Information

Our registered office is c/o Ashurst LLP, Broadwalk House, 5 Appold Street, London, EC2A 2HA. Our telephone number is +1 (626) 463-2000 and our facsimile number is +1 (626) 463-2012. Our principal place of business and agent for service of process in the United States is James N. White, Osmetech, Inc., 757 S. Raymond Avenue, Pasadena, CA 91105. We also maintain a website at www.osmetech.com. The information contained in, or that can be accessed through, our website is not a part of this prospectus.

MANAGEMENT

Directors, Senior Management and Significant Employees

The following table provides information regarding our directors, senior management and significant employees, including their ages and positions, as of August 31, 2008:

Name	Age	Position

Directors and Senior Management
Daryl J. Faulkner	59	Non-Executive Chairman
Gordon J. Hall	66	Non-Executive Director
James N. G. White	37	Chief Executive Officer, Director
David A. Sandilands	47	Chief Financial Officer, Director
Gordon B. Kuenster	74	Non-Executive Director
Significant Employees
Daniel Bowman	50	Vice President of Global Commercial Operations
Robert S. Dicheck	56	Vice President, Quality, Regulatory and Clinical Affairs
Mathew Longiaru, Ph.D.	56	Senior Vice President of Product Development
Geoffrey A. McKinley, Ph.D.	57	Vice President, Molecular Diagnostics Research & Development and Business Development
Pankaj Singhal, Ph.D.	37	Vice President, Operations

The business address for our directors and senior management is c/o Osmetech plc, No. 1 Liverpool Street, London EC2M 7QD, UK.

Directors and Senior Management

Daryl J. Faulkner.  Mr. Faulkner was appointed to the board of directors as Non-Executive Chairman in August 2008. Since July 2007, Mr. Faulkner has served as a consultant to Qiagen NV in connection with its integration of the operations of Digene Corp., which Qiagen acquired in July 2007. Mr. Faulkner had served as President and Chief Executive Officer and a director of Digene from December 2006 until consummation of Qiagen’s acquisition of Digene. From 1998 until January 2006, Mr. Faulkner served in several senior level capacities at Invitrogen Corp., a life sciences company, including Senior Vice President, Business Segment Management, Senior Vice President for Europe and Senior Vice President for International Operations. Mr. Faulkner received a B.S. in Industrial Relations from the University of North Carolina, Chapel Hill and an M.A. in Business Management from Webster University.

Gordon J. Hall.  Mr. Hall was appointed to the board of directors as Executive Chairman in September 1998, and served as Non-Executive Chairman from May 2000 to August 2008. Mr. Hall was formerly Managing Director of Shield Group plc (now Axis-Shield plc), where he spearheaded the development of a new diagnostic for cardiovascular problems. He is also a non-executive Director at Financial Development Corporation plc, IBL plc, Plectrum Oil plc and Evolutec plc and has held senior positions at Abbott Laboratories, Inc., Andaris Ltd., Ntera Ltd. among others. Mr. Hall received a degree in Education from the St. Peter’s College, Birmingham.

James N. G. White.  Mr. White joined our company in September 1998 and was appointed to the board of directors as Chief Operating Officer in October 1999. Mr. White became Chief Executive Officer in December 2000. He had previously served as a senior consultant in Arthur D. Little’s corporate finance practice where he specialized in advising venture capitalists on investments in small and medium sized companies. Mr. White received a B.A. in Economics from University of the West of England, Bristol.

David A. Sandilands.  Mr. Sandilands joined our company in July 1999 as Chief Financial Officer and Director. Previously, he was Finance Director of London Stock Exchange-listed Bluebird Toys PLC until its takeover by Mattel Inc. and qualified as a Chartered Accountant with Price Waterhouse. Mr. Sandilands received a B. Soc. Sc. in Mathematics, Economics and Statistics from the University of Birmingham.

Gordon B. Kuenster.  Mr. Kuenster was appointed to the board of directors in February 1998 as Director of Development and served as Chief Technology Officer from October 1999 through August 2002. He has founded a number of medical diagnostic companies and is currently Chairman of Asemblon Inc. He was also a Director at UMD Technology Inc. from 2000 to 2007. Following the sale of Advanced Technology Laboratories Inc, a medical diagnostic ultrasound company, to Squibb Corporation, he was appointed Group Vice President and a director of Squibb Corporation. Mr. Kuenster received a BSEE degree from the Illinois Institute of Technology and performed post-graduate engineering work at the University of Washington.

Other Significant Employees

Daniel Bowman.  Mr. Bowman joined our company in December 2005 and has over 15 years of sales and marketing management experience within the diagnostic market. Prior to joining Osmetech, he was Executive Vice President of Commercial Operations at Gentra Systems, a privately held life-science company, where he was responsible for worldwide commercial operations. In addition, Mr. Bowman has held various senior management, sales and marketing positions within Applied Imaging, Idexx and Abbott Laboratories. Mr. Bowman received his B.A. from California State University, Stanislaus; and a M.A. from California State University, Chico.

Robert S. Dicheck.  Mr. Dicheck joined our company in November 2005. From 2000 to 2005, Mr. Dicheck served as a consultant to various medical device companies on cGMP and the QSR, and the European Medical Device and IVD Directives. Before joining our company, he was Vice President Worldwide Quality Affairs and Regulatory Affairs for Inverness Medical Innovations, and spent almost 14 years in Quality Affairs and Regulatory Affairs management with the Johnson & Johnson family of companies. He is a member of RAPS, ASQ, AAMI and IEEE. He earned his Bachelor of Science degree in Engineering Technology from Fairleigh Dickinson University and an A.A.S. degree in Electronics from the College of Aeronautics.

Mathew Longiaru, Ph.D.  Dr. Longiaru joined our company in October 2007. From February 2005 to January 2007, he served as Vice President of R&D for Diagnostic Hybrids, Inc. and from January 2007 to September 2007 he served as Vice-President R&D for Molecular Diagnostics for Vectrant Technologies Inc. Prior to that, Dr. Longiaru held various positions at Gen-Probe Incorporated from 1991 to 2004, including serving as Vice President of Product Development at Gen-Probe from 2002 to 2004. Dr. Longiaru received his Ph.D. from the Albert Einstein College of Medicine in the Department of Microbiology and Immunology and was a post-doctoral fellow in the Department of Cell Biology at the Roche Institute of Molecular Biology.

Geoffrey A. McKinley, Ph.D.  Dr. McKinley joined our company in July 2004. From 2002 to 2004, he served as Vice President of R&D and Business Development for Naxcor, Inc. From 1994 to 2002, Dr. McKinley held various positions with bioMérieux North America. He served as Molecular Diagnostic Project Leader/Director of Research & Development from 1994 to 2000 with global molecular diagnostic systems development responsibility and Senior Director of Business and Technology at bioMérieux from 2000 to 2002 with responsibility for new technologies including its molecular biology business. Dr. McKinley started his career with Analytab Products, Division of Sherwood Medical (which was owned by American Home Products / Wyeth Pharmaceuticals) where he held various positions from 1981 to 1994 including Vice President, Research & Development. Dr. McKinley is an author on 11 U.S. patents and received his Ph.D. from Colorado State University.

Pankaj Singhal, Ph.D.  Dr. Singhal joined Clinical Micro Sensors in 2000 and remained with us following our acquisition of Clinical Micro Sensors from Motorola in 2005. He held various positions of increasing responsibility in research and development, product transfer and manufacturing operations before leading the operations team that is commercializing the eSensor systems. He has a B.S. in Chemical Engineering, and a Ph.D. in Chemistry. He also did postgraduate fellowship work at University of California, Berkeley in the areas of DNA chips, electrochemical detection and signal processing, and has multiple patents in these areas. He is also a Motorola-certified Six Sigma black belt in the areas of manufacturing and design development.

Board Composition

Our board of directors currently consists of five directors, including three non-executive directors, of which one is non-executive chairman. Under our articles of association, the directors (other than alternate directors) may not be less than two. A director need not be a shareholder.

Like many companies listed on AIM, our articles of association provide for three-year terms for directors through a process known as “retirement by rotation.” Accordingly, prior to each annual general meeting, one-third of our directors (or, if the number of directors cannot be divided by three, the fraction of directors nearest to, but not exceeding, one-third) “retire” and any such “retired” director willing to be re-elected is subject to re-election by shareholders at that annual general meeting. Under the articles of association, the directors required to retire by rotation at a particular annual general meeting are any directors who wish to vacate office and do not wish to be subject to re-election and (to the extent that the number of directors required to retire exceeds the number of directors who do not wish to be subject to re-election) the director or directors who have been longest in office since their last appointment or reappointment. If there are fewer than three directors on the board, then one of the directors is always required to retire at the annual general meeting and that person shall be any director who wishes to retire and not offer himself for re-election and if no director wishes to retire then the director who has been longest in office. In addition, all directors appointed by the board of directors since the last general meeting are subject to election by shareholders at the first annual general meeting following their appointment. Mr. White was re-elected to our board of directors in May 2006, Mr. Hall and Mr. Kuenster were re-elected to our board of directors in May 2007 and Mr. Sandilands was re-elected to our board of directors in May 2008. Mr. Faulkner will be subject to re-election at our annual general meeting in 2009.

Committees of the Board of Directors/Corporate Governance

The Combined Code is the code of corporate governance which applies to UK companies that have securities admitted to the Official List of the UK Listing Authority, or the Official List. As our company does not have any securities admitted to the Official List, compliance with the Combined Code is not mandatory. However, as a company which has shares admitted to trading on AIM, it is expected that we comply with certain of the general principles and provisions in the Combined Code.

Subject to certain exceptions, the rules of the Nasdaq Global Market permit a foreign private issuer to follow its home country practice in lieu of the listing requirements of the Nasdaq Global Market.

The committees of our board of directors consist of an audit committee and a remuneration committee. Following consummation of this offering, we intend to form a nominations committee. Each of these committees will have the responsibilities described below upon our adoption of charters for these committees. Our board of directors may also establish other committees from time to time to assist in the discharge of its responsibilities.

Audit Committee

Our audit committee will oversee our corporate accounting and financial reporting. Among other things, our audit committee will determine the engagement of and approve fees paid to our independent registered public accounting firm; monitor the qualifications, independence activities and performance of our independent registered public accounting firm; approve the retention of our independent registered public accounting firm to perform any proposed and permissible non-audit services; review our financial statements and critical accounting estimates; and discuss with management and our independent registered public accounting firm the results of the annual audit. Our audit committee will also review the effectiveness of internal controls and the adequacy of our disclosure controls and procedures. In addition, our audit committee will maintain procedures for the receipt of employee complaints and submissions of concerns regarding accounting or auditing matters. The members of our audit committee are currently Gordon Hall, Chairman, Gordon Kuenster and Daryl Faulkner. We are seeking an additional director who will serve on our audit committee and it is intended that this director will meet the requirements of an Audit Committee Financial Expert as defined in Item 407(d) of Regulation S-K. Upon consummation of this offering, we expect that the composition of our audit committee will meet the audit committee standards under current SEC and Nasdaq Global Market requirements. Currently, our audit committee does not include an Audit Committee Financial Expert.

Remuneration Committee

Our remuneration committee will establish, amend, review and approve the compensation and benefit plans with respect to senior management and employees, including determining individual elements of total compensation of the Chief Executive Officer and other members of senior management, and reviewing our performance and the performance of our executive officers with respect to these elements of compensation. Our remuneration committee also determines annual retainer, meeting fees, equity awards and other compensation for members of the board of directors and administers the issuance of share options and other awards under our share incentive plans. The members of the remuneration committee are our three non-executive directors, Gordon Hall, Chairman, Daryl Faulkner and Gordon Kuenster. The composition of our remuneration committee meets the standards for independence under the current applicable requirements of the Nasdaq Global Market.

Nominations Committee

Our nominations committee, which we will form as of consummation of this offering, will recommend the director nominees for each annual general meeting and ensure that the audit, remuneration and nominations committees of our board of directors shall have the benefit of qualified and experienced independent directors. The members of our nominations committee have not yet been determined, but it is anticipated that the composition of our nominations committee will meet the standards for independence under the current applicable requirements of the Nasdaq Global Market.

Code of Ethics

We will adopt a code of ethics that applies to all of our officers, including those officers responsible for financial reporting, directors and employees prior to consummation of this offering. We will post a copy of our code of ethics, and intend to post amendments to this code, or any waivers of its requirements, on our website at www.osmetech.com as required under SEC rules and regulations.

Compliance with Nasdaq Marketplace Rules

In general, under Rule 4350 of the Nasdaq Marketplace Rules, foreign private issuers such as our company are permitted to follow home country corporate governance practices instead of certain provisions of Rule 4350 without having to seek individual exemptions from Nasdaq. A foreign private issuer making its initial public offering or first U.S. listing on Nasdaq that follows a home country practice instead of any such provisions of Rule 4350 must disclose in its registration statement or on its website each requirement of Rule 4350 that it does not follow and describe the home country practice its follows in lieu of such requirements.

The requirements of Rule 4350 with which we do not intend to comply and the corporate governance practices that we follow in lieu thereof are described below:

Rule 4350(c)(1) requires that a majority of the board of directors be comprised of independent directors as defined in Nasdaq Rule 4200. We currently do not satisfy the Nasdaq requirement that a majority of the Board of Directors be “independent” as defined in Rule 4200. Our board of directors includes two non-executive directors who are considered “independent” as defined in Rule 4200. The composition of our board of directors is consistent with customary practice in the United Kingdom and is not prohibited by the laws of England and Wales. We are seeking a third independent director, in which case we would voluntarily comply with the requirement of Rule 4350(c)(1).

Rule 4350(c)(3) requires that the compensation of a listed company’s chief executive officer and its other executive officers be determined or recommended to the board of directors either by a majority of the company’s independent directors or by a compensation committee comprised solely of independent directors. The compensation of our senior management is determined by the remuneration committee of our board of directors, which currently consists of our two non-executive directors, Gordon Hall and Gordon Kuenster. The directors currently serving on the remuneration committee are considered “independent” as defined in Rule 4200. However, provided that composition of our remuneration committee will be consistent with customary practice in the United Kingdom and not be prohibited by the laws of England and Wales, we may determine to change the composition of our remuneration committee at any time and, as a result of such change, we may not be in compliance with Rule 4350(c)(3).

Rule 4350(c)(4) requires that nominees to a listed company’s board of directors be selected, or recommended for the board’s selection, either by a majority of the company’s independent directors or by a nominations committee comprised solely of independent directors. Nominees for our board of directors may be selected by our nominations committee, which we currently anticipate will be comprised of two directors both of whom are considered “independent” as defined in Rule 4200. However, provided that composition of our nominations committee will be consistent with customary practice in the United Kingdom and not be prohibited by the laws of England and Wales, we may determine to change the composition of our nominations committee at any time and, as a result of such change, we may not be in compliance with Rule 4350(c)(4).

Rule 4350(f) requires that the quorum for any meeting of shareholders must not be less than 33 1/3% of the outstanding shares of a company’s common voting shares. Our articles of association provide that not fewer than three shareholders present in person or by proxy and entitled to vote constitute a quorum for the transacting of business at any general meeting of shareholders. This quorum requirement is consistent with customary practice in the United Kingdom and is not prohibited by the laws of England and Wales.

Rule 4350(i) requires that issuers obtain shareholder approval before a stock option or purchase plan is established or materially amended or other equity compensation arrangement is made pursuant to which stock may be acquired by officers, directors, employees or consultants of the issuer, subject to certain exceptions. We will seek shareholder approval for the adoption or amendment of stock plans or stock purchase plans only as required by our articles of association and the laws of England and Wales. Nonetheless, we may determine to seek shareholder approval for such plans for other reasons.

Compensation

Directors and non-executive directors

For the years ended December 31, 2006 and 2007, our executive and non-executive directors received an aggregate of £2,131,145 and £1,369,836 in compensation, including benefits in kind, respectively, which reflect bonus payments in connection with the sale of our blood gas analyzer business, and £63,376 and £54,641, respectively in payments with respect to our defined contribution pension scheme.

Additional information regarding share options issued to our executive and non-executive directors is set forth in Note 5 to our financial statements appearing elsewhere in this prospectus.

Agreements with Executive and Non-Executive Directors

James White

We entered into a service agreement with Mr. White on October 13, 1999. The term of employment commenced on October 13, 1999, and will continue until terminated by the parties. Under the agreement, Mr. White is currently entitled to receive an annual base salary of £208,650 (inclusive of all director’s fees) plus pension contributions equivalent to 15% of base salary and other benefits. Mr. White is also entitled to receive an annual bonus linked to performance targets during the applicable bonus period. Mr. White’s compensation is subject to annual review by our remuneration committee. In general, twelve months’ notice is required to be given by either party to terminate the agreement. However, we may terminate the agreement immediately by giving notice and paying to Mr. White, in lieu of salary and other benefits under the agreement, an amount equal to the base salary which he would have earned under the agreement from the date the termination notice is given until the twelve-month notice period has expired, plus the value of the benefits he would have received during such twelve-month notice period.

David Sandilands

We entered into a service agreement with Mr. Sandilands on July 1, 1999. The term of employment commenced on July 1, 1999, and will continue until terminated by the parties. Under the agreement, Mr. Sandilands is currently entitled to receive an annual base salary £139,100 (inclusive of all director’s fees) plus pension contributions equivalent to 15% of base salary and other benefits. Mr. Sandilands is also entitled to receive an annual bonus linked to performance targets during the applicable bonus period. Mr. Sandilands’ compensation is subject to annual review by our remuneration committee. In general, twelve months’ notice is required to be given by either party to terminate the agreement. However, we may terminate the agreement immediately by giving notice and paying to Mr. Sandilands, in lieu of salary and other benefits under the agreement, an amount equal to the base salary which he would have earned under the agreement from the date the termination notice is given until the twelve-month notice period has expired, plus the value of the benefits he would have received during such twelve-month notice period.

Daryl Faulkner

We entered into a letter of appointment with Mr. Faulkner on August 12, 2008. The agreement provides that Mr. Faulkner will serve as the non-executive chairman. His duties include serving on our audit committee and remuneration committee. The term of his appointment commenced on August 12, 2008 and will continue until terminated by the parties. Mr. Faulkner is currently entitled to receive $60,000 annually, subject to annual review by the board of directors. In addition, Mr. Faulker is entitled to receive options to purchase 500,000 ordinary shares (which may be in the form of ADSs), which will be granted immediately following this Offering. In general, twelve months’ written notice is required to be given by either party to terminate Mr. Faulkner’s appointment under the agreement, except in certain circumstances under which we may terminate Mr. Faulker’s appointment immediately.

Gordon Hall

We entered into a letter of appointment with Mr. Hall on May 1, 2000. The agreement provides that Mr. Hall will serve as the non-executive chairman. His duties include serving on our audit committee and remuneration committee. The term of his appointment commenced on May 1, 2000 and will continue until terminated by the parties. Mr. Hall is currently entitled to receive £27,820 annually, subject to annual review by the board of directors. In general, twelve months’ written notice is required to be given by either party to terminate Mr. Hall’s appointment under the agreement, except in certain circumstances under which we may terminate Mr. Hall’s appointment immediately.

Gordon Kuenster

We entered into a letter of appointment with Mr. Kuenster on August 29, 2002. The agreement provides that Mr. Kuenster will serve as a non-executive director. His duties include serving on our audit committee and remuneration committee. The term of his appointment commenced on August 29, 2002 and will continue until terminated by the parties. Mr. Kuenster is currently entitled to receive $36,000 annually, subject to annual review by the board of directors. In general, twelve months’ written notice is required to be given by either party to terminate Mr. Kuenster’s appointment under the agreement, except in certain circumstances under which we may terminate Mr. Kuenster’s appointment immediately.

In addition, we have entered into letter agreements with James White, Gordon Kuenster and Geoff McKinley in order to address these executives’ potential exposure to the 20% excise tax on “excess parachute payments” under Section 4999 of the Code. Under these letter agreements, each executive is entitled to receive a tax gross-up payment in the event that any change in control payments which they are entitled to receive constitute “excess parachute payments” (within the meaning of Section 280G of the Code) would be subject to such 20% excise taxation. The amount of the tax gross-up payment will equal the amount necessary to place the executive in the same after-tax position as if no excise tax under Section 4999 of the Code had been imposed. In addition, pursuant to the letter agreements we will be responsible for any United States federal, state and local income taxation incurred as a result of the gross-up payment (other than any tax imposed by Section 409A of the Code).

Our remuneration committee intends to grant additional options under the US Plan to certain key employees substantially simultaneously with the closing of this offering such that management and employees will own approximately 15% of our outstanding equity post-closing. The exercise price for these options will be set at the fair value of our ordinary shares (or ADSs, as applicable) on the grant date.

Employee Share Option Plans

The terms of our current share option plans are summarized below, together with the terms of the LTIPs granted to various members of senior management and significant employees.

Osmetech plc Enterprise Management Incentive Plan

Our EMI Plan had provided for the grant of options intended to qualify as Enterprise Management Incentive options having the potential to benefit from tax relief under UK law. The EMI Plan was administered by our board of directors acting on the recommendations of our remuneration committee. Certain eligibility criteria are required to be met under UK tax legislation in order to be able to grant qualifying EMI options, one of which is that we must have trading activities in the UK.

As a result of the cessation of our qualifying trading activities in the UK, the EMI Plan automatically terminated and, therefore, options issued under the EMI Plan lapsed. Our board of directors has determined that, under the circumstances, replacement options should be granted on the same terms as the lapsed options, except for certain now irrelevant UK tax provisions, in order to restore the economic value of the rights which have lapsed. The replacement options will be granted on a non tax approved basis but will otherwise restore the position of those employees holding lapsed EMI options to that existing before the cessation of qualifying trading activities.

We expect the replacement options to be granted on the same terms as the lapsed options. Set forth below are some of the terms of the EMI Plan that we expect will be incorporated into the replacement options.

Under the EMI Plan, options were granted pursuant to an option agreement between us and the option recipient. No payment was required for the grant of an option, and options were non-transferable. The exercise price of options granted under the EMI Plan was set by the board of directors on the date of grant and could not be less than the market value of an ordinary share.

Under the EMI Plan, the circumstances in which an employee could exercise his option were determined by our board of directors in each individual case. Upon termination of employment, options were exercisable only within six months of the date of leaving if the cessation was due to redundancy, incapacity or retirement, or 12 months in the case of death, or where our board of directors exercised its discretion. In all other cases the options would lapse. Options would vest and become exercisable immediately upon, and for a limited period following, a takeover of our company, a scheme of arrangement or its voluntary liquidation. In the event of a takeover by another company, the EMI Plan provided that options could in certain circumstances and with the agreement of the acquiring company be exchanged for options to buy shares in the acquiring company (or an associated company). In the event of a variation in our share capital, such as a rights or capitalization issue or reduction of capital, our board of directors could make an appropriate adjustment to the number of ordinary shares over which an option is granted and the option price.

Long Term Incentive Awards

LTIPs have been awarded to certain members of our senior management and other significant employees in 2005 and 2007. Awards take the form of options pursuant to which ordinary shares may be acquired subject to the satisfaction of performance conditions. Awards will be satisfied by the allotment of new ordinary shares upon exercise. The exercise price is the nominal value of the ordinary shares to be acquired on exercise.

Awards become exercisable or vest to the extent that certain company performance criteria have been achieved. With respect to our LTIPs issued in 2005, or the 2005 LTIPs, our remuneration committee reviews the company performance criteria once a quarter. Decisions as to whether the LTIP awards have vested and to what extent will be made only on these review dates, and such decisions are at our remuneration committee’s absolute discretion.

The LTIP Awards made in 2007, or the 2007 LTIPs, vest subject to the achievement of various milestones by our company. All decisions as to whether a 2007 LTIP milestone has been met are made by our remuneration committee.

All LTIP Awards lapse following ten years after the date of grant and lapse immediately upon the employee ceasing employment (or giving or receiving notice of termination of employment) to the extent the award has not vested and, to the extent the award has vested, lapse upon the expiration of six months following such date unless our remuneration committee decides otherwise.

In the event of a takeover, the 2007 LTIPs may be exercised in full within six months of the bidder taking control whether or not they have vested at the time.

Osmetech plc US Equity Compensation Plan

The general purpose of the Osmetech plc 2003 US Equity Incentive Plan is to provide incentives to our employees, consultants, independent contractors and those of our subsidiaries resident in the United States to increase (a) their efforts on behalf of us and (b) their proprietary interests in our company. The US Plan was originally adopted by our board of directors and shareholders in April 2003. It was amended and restated in 2008 and submitted to our shareholders for approval in connection with this offering.

General. The following types of awards may be granted under the US Plan: (i) incentive stock options, (ii) non-qualified stock options, (iii) stock awards, (iv) performance awards or phantom awards and (v) other equity-based awards. Options granted under the US Plan may be either “incentive stock options” as defined in section 422 of the Code, or nonqualified stock options, as determined by our board of directors.

Authorized Securities. ADSs and ordinary shares may be awarded under the US Plan.

Shares Reserved. The number of ordinary shares (which may be issued in the form of ADSs) available for award by us under the US Plan is currently 13,000,000 and we are seeking shareholder approval prior to this offering to increase the number of ordinary shares available for award to 60,000,000. These shares are subject to the anti-dilution provisions described below.

Adjustments. The ADSs to be awarded under the US Plan may be authorized but unissued ordinary shares or reacquired ordinary shares, including ordinary shares purchased by us on the open market for purposes of the US Plan. If there is a change in the number or kind of ordinary shares outstanding by reason of (i) a stock dividend, spinoff, recapitalization, stock split or combination or exchange of ordinary shares, (ii) a merger, reorganization or consolidation, (iii) a reclassification or a change in par value, or (iv) any other extraordinary event affecting the outstanding shares, our board of directors will make appropriate adjustments to:

•	the maximum number of ordinary shares available for awards;

•	the maximum number of ordinary shares that any individual may be awarded;

•	the number and kind of ordinary shares covered by outstanding awards;

•	the kind of ordinary shares to be transferred under the US Plan; and

•	the price per ordinary share.

Upon any adjustments to the ordinary shares, our board of directors will also make appropriate adjustments with respect to the ADSs.

Administration. Our board of directors has authority to administer the US Plan and may delegate its authority to one or more committees or individuals, to the extent permitted under applicable law. In the case of options intended to qualify as “performance-based compensation” within the meaning of Code Section 162(m), the US Plan will be administered by a committee of the board of directors consisting of two or more “outside directors” within the meaning of Code Section 162(m). Subject to the other provisions of the US Plan, our board of directors has the authority to:

•	select the participants;

•	determine the type, size and terms of the awards;

•	determine the time when the awards will be made and the duration of any applicable restrictions;

•	amend the terms of an award agreement;

•	establish guidelines for implementing the US Plan; and

•	deal with other matters arising under the US Plan or any award agreement.

In addition, our board of directors has the authority to administer and interpret the US Plan and all award agreements granted under the US Plan.

Eligibility. The US Plan provides that awards may be granted to our or our subsidiaries’ employees, consultants, and independent contractors resident in the United States (including non-employee directors). However, incentive stock options may be granted only to employees. The maximum number of ordinary shares that may be awarded to a participant in any fiscal year shall not exceed 20,000,000 in the aggregate (including the number of ordinary shares represented by ADSs). The maximum number of ordinary shares that may be issued upon the exercise of incentive stock options shall not exceed 5,000,000 in the aggregate (including the number of ordinary shares represented by ADSs).

Each award granted under the US Plan will be evidenced by a written award agreement between the participant and us. The principal terms and conditions of each particular type of award are described below.

Options

Under the US Plan, as amended and restated, an option is the right to purchase ADSs or ordinary shares for a specified period of time at a fixed price, or the exercise price.

Exercise Price. Our board of directors will determine the exercise price of an option at the time the option is granted. The exercise price under an incentive stock option or non-qualified stock option will not be less than 100% of the fair market value of an ADS or ordinary share, as applicable on the grant date. However, any individual who owns more than 10% of the combined voting power of all classes of our outstanding ordinary shares, or a 10% Shareholder, will not be eligible for the grant of an incentive stock option unless the exercise price of the incentive stock option is at least 110% of the fair market value of our ADS or ordinary share, as applicable, on the date of grant.

Term of the Option. With respect to options granted on or after adoption of the amended and restated US Plan, the term of an option granted under the US Plan will be no longer than ten years from the date of grant (five years for an option granted to a 10% Shareholder).

Termination of Employment. Except as otherwise provided in an award agreement, after an option holder’s termination of employment, all vested options will expire upon the earliest of:

•	immediately upon the option holder’s termination of employment for cause (as defined in the US Plan);

•	three months after the date of termination of employment for any reason other than cause, disability or death;

•	twelve months after the date of termination of employment due to disability;

•	twelve months after the date of such holder’s death if death occurs during employment or within three months after the termination of his or her employment (other than a termination for cause); or

•	the day before the tenth anniversary of the grant date.

Stock Awards

Stock awards are made in ADSs or ordinary shares that vest in accordance with terms and conditions established by our board of directors and may be subject to forfeiture upon specified events. Our board of directors may establish conditions under which restrictions on stock awards will lapse over a period of time or according to such other criteria as our board of directors deems appropriate, including restrictions based on the achievement of performance conditions.

Performance Awards and Phantom Awards

A performance award or phantom award represents the right of the recipient to receive an amount based on the fair market value of an ADS or an ordinary share, the appreciation in fair market value of an ADS or ordinary share or such other measurement as our board of directors deems appropriate. Our board of directors will determine the terms and conditions of each performance award or phantom award, such as (i) the applicable performance goals, (ii) whether payment of performance awards and phantom awards will be payable in cash, ADSs or ordinary shares, or (iii) any other requirements with respect to performance awards or phantom awards.

Other Awards

Our board of directors may grant other awards payable in, based upon, or otherwise related to ordinary shares or ADSs, including stock appreciation rights and other rights, on such terms and conditions as our board of directors deems appropriate.

Transferability. Unless our board of directors provides otherwise, awards may not be transferred other than by the laws of descent and distribution. In addition, only the recipient of an award may exercise rights under an award during his or her lifetime.

Change in Control. Unless otherwise determined by our board of directors, in the event of a change in control (as defined in the US Plan), (i) each participant who holds outstanding awards will receive written notice of the change in control, (ii) the vesting of all outstanding options will accelerate and all options shall become fully vested, (iii) the restrictions and conditions on all outstanding stock awards will immediately lapse, and (iv) all other awards shall be paid in such amounts and on such terms as our board of directors may determine. In addition, our board of directors may require that the outstanding options be assumed by, or replaced with comparable options by, the surviving corporation (or an affiliate of that corporation), and that other outstanding awards be converted to similar awards of the surviving corporation (or an affiliate). Our board of directors may also take any other action as it deems appropriate, such as requiring that participants surrender their outstanding awards in exchange for a payment of cash or property.

Effective Date, Amendments, and Termination of the US Plan. The US Plan was effective as of April 1, 2003 and the amendment to the US Plan was approved by our board of directors and is currently pending approval by our shareholders. Our board of directors has the authority to amend or terminate the US Plan at any time, except that shareholder approval is required for any amendment which (i) increases the number of ordinary shares available for awards under the US Plan, (ii) would result in the “repricing” of any option or stock appreciation right; or (iii) as otherwise required by applicable law, regulation or stock exchange rule. Further, no amendment or termination of the US Plan may materially and adversely affect the rights of an award recipient under any outstanding Award and any related award agreement. Finally, the US Plan will terminate automatically on December 31, 2015, unless we terminate it sooner.

Indemnification of Directors and Officers

Section 232 of the Companies Act 2006 prohibits a company from exempting any of its directors from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to our company and any such indemnity in any contract or our articles of association is void and unenforceable. Section 232(2) of the Companies Act 2006 permits a company to purchase and maintain for any such director insurance against any such liability. Insofar as permitted under the Companies Act 2006, our articles of association provide that each person that is or was at any time a director, secretary and officer of our company (excluding the auditors) may be indemnified against liability incurred by him in the execution or discharge of his duties or purported execution or discharge of his duties or in connection with his duties, powers or offices but the indemnity does not apply to the extent it is recovered from any other person. We have also obtained policies of directors’ and officers’ liability insurance that insures our directors and senior management against the cost of defense, settlement or payment of a judgment under certain circumstances.

PRINCIPAL SHAREHOLDERS

The following table and related footnotes sets forth information with respect to the beneficial ownership of our ordinary shares as of September 10, 2008 and as adjusted to reflect the sale of the ADSs offered in this offering for:

•	each shareholder who is known by us to own beneficially more than three percent of our outstanding ordinary shares as at September 10, 2008;

•	each of our directors and senior management; and

•	our directors and senior management as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of ordinary shares owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These ordinary shares, however, are not included in the computation of the percentage ownership of any other person. Ownership of our ordinary shares by the “principal shareholders” identified above has been determined by reference to notifications by such holders provided to us pursuant to rule 5.8 of the Disclosure and Transparency Rules published by the United Kingdom Financial Services Authority or responses to inquiries under Section 793 of the Companies Act 2006 which we obtained as of July 20, 2008. Such notification and responses provide us with information regarding the holders of our ordinary shares but generally provides limited information regarding as to the ultimate beneficial owners of such ordinary shares. In addition, our ordinary shares are traded on AIM, and brokers or other nominees may hold our ordinary shares in “street name” for customers who are the beneficial owners of such ordinary shares. As a result, we may not be aware of each person or group of affiliated persons who beneficially owns more than 3% of our ordinary shares.

Unless otherwise stated, the address of each director listed below is c/o Osmetech plc, No. 1 Liverpool Street, London EC2M 7QD, UK.

	Number of Ordinary
	Shares Owned Before	Percentage of Shares Outstanding
Name of Beneficial Owner	and After the Offering(1)	Before Offering(1)	After Offering(1)

Principal Shareholders
Efficacy Capital, Ltd.(2)	32,525,000	16.0%	8.2%
Schroders Investment Management(3)	27,175,507	13.4%	6.9%
Gartmore Investment Limited, et. al.(4)	24,055,762	11.8%	6.1%
Universities Superannuation Scheme	14,025,000	6.9%	3.5%
UBS AG	12,861,111	6.3%	3.3%
Bradshaw Asset Management(5)	9,183,605	4.5%	2.3%
Directors and Senior Management
Daryl Faulkner	—	*	*
Gordon Hall(6)	204,965	*	*
James White(7)	2,772,195	1.4%	*
David Sandilands(8)	1,457,931	*	*
Gordon Kuenster(9)	593,896	*	*
All directors and senior management as a group (5 persons)(10)	5,028,987	2.5%	1.3%

*	Indicates beneficial ownership of less than one percent of our ordinary shares.

(1)	Number of shares owned as shown both in this table and the accompanying footnotes and percentage ownership before and after the offering is based on 203,116,639 ordinary shares outstanding on June 30, 2008. Percentage ownership after the offering reflects the sale of 5,500,000 ADSs (representing 192,500,00 ordinary shares) in this offering.

(2)	29,555,000 of the ordinary shares are held directly by Efficacy Biotech Master Fund and 2,970,000 of the ordinary shares are held directly by FMG Special Opportunity Fund.

(3)	12,892,312 of the ordinary shares are held directly by Schroder UK Smaller Co’s Fund, 6,186,288 of the ordinary shares are held directly by British Coal Staff Pension Fund, 6,148,666 of the ordinary shares are held directly by British Coal Mineworkers Pension Fund, 1,295,800 of the ordinary shares are held directly by Arcadia Group Pension Scheme and 652,441 of the ordinary shares are held directly by Arcadia Group Senior Executive Pension Scheme.

(4)	7,887,917 of the ordinary shares are held directly by Alphagen Volantis Fund Prime Brokerage, 6,000,000 of the ordinary shares are held directly by Gartmore UK & Irish Smaller Co’s Strat, 4,752,687 of the ordinary shares are held directly by Stratclyde Pension Fund, 4,697,083 of the ordinary shares are held directly by Gartmore Smaller Co Trust Plc and 718,075 of the shares are held directly by Gartmore Growth Opportunities Plc.

(5)	6,156,155 of the ordinary shares are held directly by Victory Capital LP, 1,652,450 of the ordinary shares are held directly by Lyxor/Victory Capital Fund Limited and 1,375,000 of the shares are held directly by Starcross Capital Limited.

(6)	Includes 104,965 ordinary shares and options to purchase 100,000 ordinary shares exercisable within 60 days of September 10, 2008.

(7)	Includes 208,093 ordinary shares and options to purchase 2,564,102 ordinary shares exercisable within 60 days of June 30, 2008. Does not include options to purchase 6,590,248 ordinary shares that are not exercisable within 60 days of September 10, 2008.

(8)	Includes 61,597 ordinary shares and options to purchase 1,396,334 ordinary shares exercisable within 60 days of June 30, 2008. Does not include options to purchase 3,434,804 ordinary shares that are not exercisable within 60 days of September 10, 2008.

(9)	Includes 383,896 ordinary shares and options to purchase 210,000 ordinary shares exercisable within 60 days of April 30, 2008. Does not include options to purchase 125,000 ordinary shares that are not exercisable within 60 days of September 10, 2008.

(10)	Includes 758,551 ordinary shares and options to purchase 4,270,436 ordinary shares exercisable within 60 days of June 30, 2008. Does not include options to purchase 10,150,052 ordinary shares that are not exercisable within 60 days of September 10, 2008.

Our major shareholders do not have different voting rights.

As of June 30, 2008, there were approximately 9,400 holders of record of our ordinary shares, of which we believe there were 25 resident in the United States who hold approximately 2.5% of our issued and outstanding ordinary shares.

RELATED PERSON TRANSACTIONS

Our non-executive and executive directors are parties to service agreements or letters of appointment with us that are described above under “Management-Compensation.”

Two of our shareholders who beneficially own more than 10% of our ordinary shares, Gartmore Investment Management and Schroeders Investment Management, purchased 8,571,428 and 11,428,571 of our ordinary shares, respectively (in each case, adjusted for our 10-for-1 reverse stock split in October 2005), at a purchase price of £0.175 per ordinary share in our financing that was consummated in July 2005 and 11,111,111 and 7,222,222 of our ordinary shares, respectively, at a purchase price of £0.18 per ordinary share in our financing that was consummated in July 2006.

Other than as set forth above, none of our directors or key management personnel nor any person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of our outstanding ordinary shares or any associate or affiliate of any of the foregoing has any interest, direct or indirect, in any transaction with our company.

DESCRIPTION OF SHARE CAPITAL

The following summarizes the material provisions of our share capital and related summary information about English company law provisions of our memorandum and articles of association as currently in effect. For our authorized capitalization and shares outstanding as of June 30, 2008, see “Capitalization.”

The authorized, issued and fully paid share capital of our company as at the date of this prospectus is as follows:

Authorized			Issued
Number	Amount £		Number	Amount £

1,120,000,000	1,120,000	Ordinary Shares of 0.10p each	203,116,639	203,117
1,200,000,000	11,880,000	Deferred Shares of 0.99p each	689,478,300	6,825,835

Holders of our ordinary shares are not required to make any additional contributions of capital for our ordinary shares in the future.

Ordinary Shares

The ordinary shares entitle the holders thereof to receive, in proportion to the number of ordinary shares held by them and according to the amount paid up on such shares during any portion of the period in respect of which the dividend is paid, to share in the whole of our profits paid out as dividends. Holders of our ordinary shares are entitled in proportion to the number of ordinary shares held by them and to the amounts paid up thereon to share in the whole of any surplus in the event of our liquidation. Ordinary shares entitle holders thereof to receive notice of, attend either in person or by proxy or, being a corporation, by a duly authorized representative, and vote at general meetings of shareholders.

Under our articles of association, there is no restriction on the free transferability of fully paid ordinary shares provided that the transfer is in favor of not more than four transferees and is lodged with us duly stamped and accompanied by the relevant certificate (unless certificates have not been issued in respect of the ordinary shares for more than 30 days in any calendar year). However, we may refuse to register any transfer of ordinary shares if the transferor (or any person appearing to be interested in the shares being transferred) is in default in complying with a statutory notice requiring disclosure as to the beneficial ownership of those shares provided by us to such transferor in accordance with the relevant UK statutory provisions and our articles of association.

Deferred Shares

The deferred shares were issued in connection with our 10-for-1 reverse stock split that took place in 2005 and do not entitle the holders thereof to payment of any dividend or other distribution or to receive notice of or attend and vote at any general meeting of our company. In the event of a return of asset or winding up the deferred shares holders shall be entitled to receive one pence (£0.01) in respect of all deferred shares held by them pari passu with holders of ordinary shares after such holders of ordinary shares shall have received £1,000,000 in respect of each ordinary share held by them, save that the holders of deferred shares shall rank in priority to holders of ordinary shares in respect of such sum of one penny (£0.01) if the return of assets is effected by means of a purchase by us of our own shares or a reduction of share capital. Transfer of the deferred shares is not possible without the prior consent of our board of directors. We are irrevocably authorized to cancel all the deferred shares (in accordance with the Companies Act); to appoint a person to act on behalf of all holders of deferred shares to execute a transfer or agreement to transfer the deferred shares; and to receive from us for the aggregate consideration of one penny (£0.01).

Key Provisions of our Memorandum and Articles of Association and the Companies Act

The following is a summary of certain key provisions of our memorandum and articles of association and certain related sections of the Companies Act 1985 and the Companies Act 2006, our governing corporate statutes. Please note that until the Companies Act 2006 is fully in force (which is scheduled to take place over the next few years), company law in England and Wales will be governed by the parts of the Companies Act 2006 which are already in force and those parts of the Companies Act 1985 which are yet to have been repealed. References to the Companies Act in this document are references to those parts of the Companies Act 1985 and the Companies Act 2006 in force from time to time. Please note that this is only a summary and is not intended to be exhaustive. For further information please refer to the full version of our memorandum and articles of association which are included as an exhibit to the registration statement of which this prospectus is a part.

Memorandum of Association

Our memorandum of association provides that our objects are, among other things, to carry on business as a general commercial company. The objects of the Company are set out in full in clause 4 of our memorandum of association.

Directors

A director shall not vote or count in the quorum in respect of a resolution in respect of any contract, arrangement, transaction or proposed contract, arrangement, transaction or any other proposal in which he and any person connected with him has a material interest otherwise than through the shares he holds in our company, save that a director is entitled to vote and count in the quorum in respect of a resolution concerning: (i) the giving of any security, guarantee or indemnity to him in respect of money lent or obligations incurred by him at the request of us or for our benefit or any of our subsidiaries; (ii) the giving of any security, guarantee or indemnity to a third party in respect of a debt or obligation of ours or any of our subsidiaries for which such director has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security; (iii) any proposal concerning an offer of shares or debentures or other securities of or by us or any of our subsidiaries for subscription or purchase in which offer such director is or is to be interested as a participant in the underwriting or sub underwriting thereof; (iv) any contract, arrangement, transaction or other proposal concerning any other company in which such director is interested, directly or indirectly and whether as an officer or shareholder or otherwise howsoever provided that such director (together with any person connected with him) is not the holder of or interested in one per cent or more of any class of the equity share capital of our company (or of any third company through which his interest is derived) or of the voting rights available to shareholders of the relevant company; (v) any contract, arrangement, transaction or other proposal concerning the adoption, modification or operation of a superannuation fund or retirement benefits scheme under which such director may benefit and which either relates to both employees and directors or has been approved by or is subject to and conditional upon approval by HM Revenue & Customs for taxation purposes and does not accord to any director as such any privilege or advantage not accorded to the employees to which such scheme or fund relates; (vi) any contract, arrangement, transaction or proposal concerning the adoption, modification or operation of any scheme for enabling employees (including our full time executive directors and/or any subsidiary) to acquire our ADSs or ordinary shares or any arrangement for the benefit of our employees or any of its subsidiaries under which the director benefits in a similar manner to employees; and (vii) any proposal concerning the grant, purchase and/or maintenance of any insurance policy or indemnity under which such director may benefit.

A director shall not vote or be counted in the quorum on any resolution concerning such director’s own appointment as the holder of any office or place of profit with us or any company in which we are interested (including, without limitation, fixing or varying the terms of his appointment or the termination thereof). The salary or remuneration of any executive chairman, chief executive, joint chief executive, managing director, joint managing director or executive director shall, subject as provided in any contract, be such as our directors may from time to time determine, and may either be a fixed sum of money, or may altogether or in part be governed by the business done or profits made, or may include the making of provision for the payment to such employee, of a pension on retirement from the office or employment to which such employee is appointed and for the participation in pension and life assurance benefits, or may be upon such other terms as the directors determine.

There is no age limit for directors and a director is not required to hold any of our shares by way of qualification.

Shareholders Meetings

Under English law, there are two types of general meetings of shareholders, annual general meetings and general meetings. We are required to hold an annual general meeting during the six-month period following our annual accounting reference date which is currently December 31 of each year. At an annual general meeting, shareholders vote on matters including the election of directors, appointment of auditors, fixing of directors’ remuneration, approval of the annual accounts and the board of directors’ report and declaration of dividends. Any other general meeting is a general meeting which is used to transact business that cannot wait until the next annual general meeting.

Our board of directors may convene a general meeting of shareholders and must convene one if demanded by the holders of at least 10% of our paid-up voting shares. An annual general meeting must be called upon at least 21 days’ notice and a general meeting must be called upon at least 14 days’ notice specifying the place, day and time of the meeting and the general nature of the business of the meeting. The necessary quorum for our general meetings is three persons holding or representing by proxy issued shares carrying a right to vote upon the business to be transacted.

An ordinary resolution shall be proposed where any provision of the Companies Act 2006 requires a resolution of a company or its shareholders and neither it nor our articles of association specify what kind of resolution. An ordinary resolution requires a simple majority of the votes cast at a general meeting. A special resolution, which is necessary for matters including (but not limited to) amending our name, amending our memorandum and articles of association and withdrawing or modifying the statutory pre-emption rights, requires at least 75% of the votes of attending shareholders who are entitled to vote on the resolution in question.

Voting Rights

At a general meeting a resolution put to the vote of the meeting shall be decided by a show of hands unless a poll is requested by either (i) the chairman of the meeting; (ii) not less than three members present in person or by proxy and entitled to attend and vote at the meeting; (iii) a member or members present in person or by proxy and representing not less than ten per cent of the total rights of all members having the right to vote at the meeting; or (iv) a shareholder or shareholders present in person or by proxy and holding shares conferring a right to vote at the meeting on which an aggregate sum has been paid equal to not less than one-tenth of the total sum paid up on all share conferring that right. On a show of hands, every holder of ordinary shares who (being an individual) is present in person or proxy or (being a corporation) is present by a duly authorized representative shall have one vote and on a poll every holder of ordinary shares who is present in person or by proxy or (being a corporation) is present by a duly authorized representative shall have one vote for every ordinary share held by such shareholder. If any shareholder, or any person appearing to be interested in the ordinary shares held by such shareholder, has been duly served with a statutory notice requiring disclosure as to the beneficial ownership of shares and is in default for the prescribed period in supplying to us the information thereby required, unless our directors otherwise determine, the shareholder shall not be entitled to vote at any general meeting, either personally or by proxy or to exercise any other rights conferred on them by membership in relation to general meetings, of our company. Such prohibitions shall cease to have effect seven days after either the provisions of the notice are complied with or receipt by us of notification that the ordinary shares have been transferred by the recipient by means of

Permitted Sale (as defined in our articles of association). There is no limitation on the right to own securities or exercise voting rights imposed by our memorandum and articles of association or the Companies Act.

Additionally, no shareholder is entitled to vote any share either personally or by proxy if any call or other sum then payable by the shareholder in respect of that share remains unpaid.

Issue of Shares

Subject to compliance with English law and without prejudice to the rights of existing shareholders, we may issue shares with any preferred, deferred or other special rights and subject to any restrictions on dividends, return of capital, voting or otherwise. We may also issue redeemable shares provided that there are non-redeemable shares in issue at the time.

Our current authorized but unissued ordinary shares are at the disposal of our board of directors, who may issue, grant options or otherwise dispose of those ordinary shares to any persons and on any terms they deem appropriate, provided the issuance does not violate the Companies Act or our articles of association.

Under Section 80 of the Companies Act 1985, and subject to limited exceptions for employee share option schemes, our board of directors may not issue shares (or grant any right to subscribe for or convert other securities into shares) without the authorization of the shareholders by an ordinary resolution. The ordinary resolution must state the maximum amount of shares which our board of directors may issue under it and the date it will expire, which must be within five years.

If we issue shares for cash, Section 89 of the Companies Act 1985 requires us, subject to limited exceptions for employee share option schemes, to first offer these shares to existing shareholders on the same terms and in proportion to their holdings. However, Section 95 of the Companies Act 1985 provides that a special resolution of the shareholders may give our board of directors the power to issue shares without first offering them to existing shareholders.

Alteration of share capital

We may by ordinary resolution increase our company’s share capital, consolidate and divide all or any of our share capital into shares of larger amounts, sub-divide all or any of our shares into shares of smaller amounts, and cancel any shares which have not, at the date of the ordinary resolution, been taken or agreed to be taken by any person and diminish the amount of our authorized share capital by the nominal value of the shares so cancelled. Subject to any consent required by law, we may by special resolution reduce our share capital, any capital redemption reserve and any share premium account. Subject to the provisions of the Companies Act, we may by special resolution create shares which are, or at our option are to be liable to be redeemed on the terms and in the manner provided for by our articles of association.

We may purchase our own shares (including any redeemable shares), provided, that the we shall not purchase our own shares other than in accordance with the Companies Act and, if there are any outstanding convertible shares that remain capable of being converted into shares which would entitle the holders to attend and vote at general meetings, unless such purchase has been sanctioned by extraordinary resolution passed at a separate meeting of the holders of each class of such convertible shares.

Transfer of shares

All transfers of ordinary shares are required to be effected by transfer in writing in any usual or common form or any other form which our directors may approve and must be executed by or on behalf of the transferor and where the share is not fully paid, by or on behalf of the transferee. The transferor is deemed to remain the holder of the share until the name of the transferee is entered into the register of shareholders in respect of that share. We may, in our absolute discretion and without assigning any reason therefore, decline to register any transfer of ordinary shares that are not fully paid (provided that the discretion is not exercised in such a way as to prevent trading such ordinary shares on AIM from taking place on an open and proper basis) and we may also decline to register any ordinary shares which are not fully paid on which we have a lien.

Except in the event of non-compliance with a statutory notice requiring disclosure as to the beneficial ownership of shares, there is no restriction on the free transferability of fully paid ordinary shares provided that the transfer is in favor of not more than four transferees and is sent to us duly stamped and accompanied by the relevant certificate (unless certificates have not been issued in respect of such shares for more than 30 days in any calendar year).

Uncertificated Shares—General Powers

In relation to any uncertificated share, we may utilize the relevant system in which it is held to the fullest extent available from time to time in the exercise of any of its powers or functions under any applicable UK statutory provision or our articles of association or otherwise in effecting any action. Any provision in our articles of association in relation to uncertificated shares which is inconsistent with any applicable statutory provision shall not apply. We may, by notice in writing to the holder of an uncertificated share, require the holder to change the form of that share to certificated form within such period as may be specified in the notice. For the purpose of effecting any action by us, our board of directors may determine that holdings of the same shareholder in uncertificated form and in certificated form shall be treated as separate holdings.

Variation of rights

If at any time our capital is divided into different classes of shares, the rights attached to any class of shares may be altered or abrogated with the consent in writing of the holders if not less than three-fourths of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the class. To every such separate general meeting the provisions of our articles of association relating to general meetings shall apply as nearly as possible, but the necessary quorum at any such meeting, other than an adjourned meeting, shall be two shareholders present in person or by proxy together holding or representing by proxy at least one-third of the issued shares of the class in question and any holder of the shares of the class present in person or by proxy may demand a poll. The rights attached to any class of shares shall not, unless otherwise expressly provided by our articles of association or by the rights attached to such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith or subsequent thereto.

Dividends

Our shareholders are entitled, in proportion to the number of ordinary shares held by them and according to the amount paid up on the ordinary shares during any portion of the period in respect of which the dividend is paid, to share in the whole of our profits paid out as dividends. No amount paid up upon the share in advance of a call shall be treated for these purposes as paid up upon the share.

We may declare dividends in a general meeting but no dividends shall exceed the amount recommended by our board of directors. Subject to the provisions of the Companies Act, our board of directors may from time to time pay to the holders of ordinary shares such interim dividend as appears to our board of directors to be justified by our profits available for distribution. Any resolutions resolving to pay a dividend on ordinary shares, whether a resolution in a general meeting or a resolution of our board of directors, may specify that the dividends shall be payable to the persons registered as the holders of ordinary shares on a particular day (despite the fact that it may be a date prior to the date on which the resolution is passed).

Our shareholders are entitled in proportion to the number of ordinary shares held by them and to the amounts paid up thereon to share in the whole of any surplus in the event of our liquidation.

Liquidation Rights

On a winding up, the liquidator may, with the authority of an special resolution and any other sanction required by statute, divide among the shareholders in kind our assets and may, for such purpose, set such value as he deems fair upon any property to be divided and may determine how such division shall be carried out.

In the event of a return of asset or winding up, the deferred shares holders shall be entitled to receive one pence (£0.01) in respect of all deferred shares held by them pari passu with holders of ordinary shares after such holders of ordinary shares shall have received £1,000,000 in respect of each ordinary share held by them, save that the holders of deferred shares shall rank in priority to holders of ordinary shares in respect of such sum of one pence (£0.01) if the return of assets is effected by means of a purchase by us of our own shares or a reduction of share capital.

Unclaimed dividends

If any dividend is unclaimed after a period of 12 years from the date of declaration of such dividend, it shall be forfeited and shall revert to us. No dividends shall bear interest against us.

Notification of Interest in Shares

The provisions of rule 5 of the Disclosure Rules and Transparency Rules, or DTR, published by the Financial Services Authority in the UK, apply to us because we are a UK incorporated company with shares admitted to trading on a prescribed market (which includes AIM). DTR 5 implements EU Transparency Directive (2004/109/EC) provisions relating to disclosure of major shareholdings. DTR 5 requires any person, subject to limited exceptions, to notify us of the percentage of voting rights such person holds directly or indirectly if the percentage of those voting rights reaches or exceeds or falls below 3% as soon as possible but not later than two trading days following the day on which the obligation to notify arises. After the shareholder exceeds that level of share ownership, that person must make a similar notification for each following whole percentage figure increase or decrease, rounded down to the next whole number. For the purposes of the notification obligation, the interest of a person in the shares means any kind of interest in shares, subject to certain exceptions, including any share:

•	in which such person’s spouse or child or stepchild is interested; or

•	in which a corporate body is interested where either:

that corporate body or its directors act under that person’s directions or instructions; or

that person is entitled to exercise or controls one-third or more of the voting power of that corporate body; or

•	held by a third party with whom such person has agreed that they should adopt, by concerted exercise of the voting rights they hold, a lasting common policy towards the management of the company in question (regardless of whether there is any subsequent acquisition of interests by either of the parties); or

•	where such person is appointed a proxy and can exercise the voting rights at his discretion in the absence of specific instructions from the shareholders.

A “concert party” agreement is an agreement under which one or more parties acquire interests in shares of a particular company and impose obligations or restrictions on any one or more of the parties as to the use, retention or disposal of such interests.

In addition, Section 793 of the Companies Act 2006 enables us, by notice in writing, to require a person whom we know or have reasonable cause to believe to be, or to have been at any time during the three years immediately preceding the date on which we issue the notice, interested in our shares to confirm that fact, and where such person holds or has during this relevant time held an interest in our shares to give such further information as may be required relating to his or her interest and any other interest in our shares of which that person is aware.

The Companies Act permits us to apply to court for an order restricting the rights attaching to our shares for non-compliance with Section 793 of the Companies Act 2006. In addition, our articles of association provide for disenfranchisement, loss of entitlement to dividends and other payments and restrictions on transfer and other alienability.

Borrowing Powers

We may borrow money and mortgage or otherwise provide as collateral all or any part of its undertaking, property and assets (both present and future) and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any of our debt, liability or obligations or that of any third party. Our board of directors is required to restrict our borrowings and exercise all voting and other rights or powers of control exercisable by us in relation to our subsidiaries so as to secure (as it relates to subsidiaries, only so far as it can secure) that the aggregate principal amount outstanding at any time in respect of all borrowings by our company and its subsidiaries (excluding any intercompany borrowings) will not, without previous sanction of our holders in general meeting, exceed an amount equal to two times the aggregate of: (i) nominal capital of our company issued and paid-up or credited as paid up; and (ii) the amounts standing to the credit of the consolidated reserves of the company and its subsidiaries whether distributable or undistributable; but after: (a) such adjustments as required in respect of variation in share capital, share premium account and capital redemption reserve since the last audited balance sheet; (b) excluding amounts set aside for future taxation and amount attributable to outside shareholders in subsidiaries and (c) deducting any distribution out of profits made prior to the balance sheet date declared or made after the balance sheet date and any debit balances on profit and loss or any higher limit fixed by ordinary resolution of our holders which is applicable at the relevant time.

Shareholders’ Right to Institute Action on Behalf of or in the Interest of the Company

English case law has established generally that we, rather than our shareholders, are the proper claimant in an action in respect of a wrong done to us or where there is an irregularity in our internal management. Exceptions to this general rule include illegal acts or acts outside our powers, failure to adopt a required special resolution, fraud committed on minority shareholders by persons who control us and an infringement of the personal rights of a shareholder. A court may allow a shareholder to bring an action in our name where our affairs have been or are being conducted in a manner that is unfairly prejudicial to some of our shareholders.

Right to Inspect Documents

Under English law, holders of shares are entitled to inspect company documents such as our Register of Shareholders and our minutes from general meetings and may request a copy of the Register of Members. In addition, shareholders are entitled to a copy of our Annual Report and Accounts, together with the Auditors’ Report. All of these rights may be exercised free of charge. Rights of inspection without charge also extend to our Register of Directors and Secretaries, directors’ service contracts (in certain circumstances), our Register of Charges (plus documents creating or evidencing charges) and our Register of Directors’ Interests.

Differences in Corporate Law

The applicable provisions of Companies Act 1985 and the Companies Act 2006 differ from laws applicable to United States corporations and their stockholders. Set forth below is a summary of the differences between the provisions of the Companies Act 1985 and the Companies Act 2006 applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and English law.

	England and Wales	Delaware

Number of Directors	Under the Companies Act 2006, unless otherwise provided in the articles of association, a public limited company must have at least two directors.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws.

Removal of Directors	Under the Companies Act 2006, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of the company’s articles of association or any service contract the director has with the company, provided that 28 clear days’ notice of the resolution is given to the company and its shareholders and certain other procedural requirements under the Companies Act 2006 are followed.	Under Delaware law, unless otherwise provided in the certificate of incorporation, directors may be removed from office, with or without cause, by a majority stockholder vote, though in the case of a corporation whose board is classified, stockholders may effect such removal only for cause.

(Clear days do not include the date of service of the notice nor the date of the general meeting.)

Vacancies on the Board of Directors	Under English law, the procedure by which directors (other than a company’s initial directors) are appointed is generally set out in a company’s articles of association.	Under Delaware law, vacancies on a corporation’s board of directors, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, though less than a quorum.

Shareholder Action by Written Consent	Under the Companies Act 2006, a public limited company cannot pass any resolution other than at a meeting of its shareholders.	Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting if a written consent to the action is signed by stockholders holding at least a majority of the voting power. If a different proportion of voting power is required for an action at a meeting, then that proportion of written consents is also required.

Annual General Meeting	Under the Companies Act 2006, a public limited company must hold an annual general meeting in each year during the six-month period following the company’s annual accounting reference date.	Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors.

	England and Wales	Delaware

General Meeting
Under the Companies Act 2006, a general meeting of shareholders may be called by:

•   the directors; or

•   shareholders holding at least one-tenth of the paid-up capital of the company carrying voting rights at general meetings.
Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

Notice of General Meetings	Under the Companies Act 2006, 21 clear days’ notice must be given for an annual general meeting and any resolutions to be proposed at the meeting. 14 clear days’ notice is required for any other general meeting. In addition, certain matters (such as the removal of directors) require special notice, which is 28 clear days’ notice.

In addition, general meetings may be called upon shorter notice if :

•   in the case of an annual general meeting, all the shareholders who are entitled to attend and vote agree to the shorter notice period; or

	• in the case of any other general meeting, a majority in number of the shareholders who are entitled to attend and vote at the meeting and who together hold at least 95% in nominal value of the shares giving such rights to attend and vote so agree.	Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and purpose or purposes of the meeting.

Proxy	Under the Companies Act 2006, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.	Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

	England and Wales	Delaware

Preemptive rights	Under the Companies Act 1985, “equity securities” (being, inter alia, shares in the company other than shares which, as respects dividends and capital ,carry a right to participate only up to a specified amount or shares to be allotted pursuant to an employees share scheme) proposed to be allotted for cash must be offered first to the existing equity shareholders in the company in proportion to the respective nominal value of their holdings, unless a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act 1985.	Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation, a stockholder does not, by operation of law, possess preemptive rights to subscribe to additional issuances of the corporation’s stock.

The articles of association of a company may also include further pre-emptive rights for existing shareholders.

Liability of Directors and Officers
Under the Companies Act 2006, any provision (whether contained in a company’s articles of association or any contract or otherwise) that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

Any provision by which a company directly or indirectly provides an indemnity (to any extent) for a director of the company or of an associated company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director is also void except as permitted by the Companies Act 2006, which provides exceptions for the company to (a) purchase and maintain insurance against such liability; (b) provide a “qualifying third party indemnity”; and (c) provide a “qualifying pension scheme indemnity”.

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

•   any breach of the director’s duty of loyalty to the corporation or its stockholders;

•   acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•   intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

•   any transaction from which the director derives an improper personal benefit.

	England and Wales	Delaware

Voting Rights
Under English law, unless otherwise provided in the articles of association of a company, a shareholder entitled to vote at a shareholders’ meeting is entitled to one vote on a show of hands regardless of the number of shares he holds. If voting takes place on a poll, rather than a show of hands, each shareholder entitled to vote has one vote for every share held.

Under the Companies Act 2006, a poll may be demanded by (a) not fewer than five shareholders having the right to vote on the resolution; (b) any shareholder(s) representing at least 10% of the total voting rights of all the shareholders having the right to vote on the resolution; or (c) any shareholder(s) holding shares in the company conferring a right to vote on the resolution being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right. A company’s articles of association may provide more extensive rights for shareholders to call a poll.

Under English law, an ordinary resolution is passed on a show of hands if it is approved by at least a majority of the shareholders present (in person or by proxy) and voting at a meeting. If a poll is demanded, an ordinary resolution is passed if it is approved by holders of at least a majority of the votes cast by shareholders present (in person or by proxy) and entitled to vote at the meeting. Special resolutions require the affirmative vote of at least 75% of the votes cast by shareholders present (in person or by proxy) at the meeting.
Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

	England and Wales	Delaware

Shareholder Vote on Certain Transactions
The Companies Act 1985 provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers. These arrangements require:

•   the approval at a shareholders’ meeting convened by order of the court, of a majority in number of shareholders or creditors representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, or class thereof present and voting, either in person or by proxy; and

•   the approval of the court.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

•   the approval of the board of directors; and

•   approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

Standard of Conduct for Directors
Under English law, a director has a fiduciary duty to act in a company’s best interest. This duty includes an obligation:

•   to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the company;

•   to act in accordance with the company’s constitution and only exercise his powers for the purposes for which they are conferred;

•   to promote the success of the company;

•   to exercise independent judgment; and

•   to exercise reasonable care, skill and diligence.
Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

England and Wales	Delaware

Stockholder Suits	Under English law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management. Exceptions to this general rule include illegal acts or acts outside the company’s powers, failure to adopt a required special resolution, fraud committed on minority shareholders by persons who control the company and an infringement of the personal rights of a shareholder. A court may allow a shareholder to bring an action in the company’s name where its affairs have been or are being conducted in a manner that is unfairly prejudicial to some of its shareholders.	Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

•   state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiffs shares thereafter devolved on the plaintiff by operation of law; and

•   allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

•   state the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or which may affect the remittance of dividends, interest or other payments by us to non-resident holders of our ordinary shares or ADSs, other than withholding tax requirements. There is no limitation imposed by UK law or our by-laws or articles on the right of non-residents to hold or vote our common shares.

MARKET INFORMATION

Our ordinary shares are traded on AIM under the symbol “OMH”. We have applied to have our ADSs listed on the Nasdaq Global Market under the symbol “OSMH”. As of June 30, 2008, there were approximately 9,400 holders of record of our outstanding ordinary shares, of which we believe there were 25 holders resident in the United States holding approximately 2.5% of our outstanding ordinary shares. The following table sets forth, for the periods indicated, the high and low closing prices per ordinary share in British Pound Sterling. However, you should not view this presentation as an indication that the market price of our ADSs or ordinary shares will continue at such levels.

	Share Price
	High	Low

Fiscal Year Ended December 31,	£	£
2003	0.5000	0.2150
2004	0.4875	0.3000
2005	0.3725	0.1400
2006	0.3375	0.1575
2007	0.2725	0.1775
Quarter Ended
June 30, 2006	0.2575	0.1850
September 30, 2006	0.2200	0.1575
December 31, 2006	0.2850	0.1650
March 31, 2007	0.2450	0.2100
June 30, 2007	0.2650	0.2200
September 30, 2007	0.2275	0.1775
December 31, 2007	0.2725	0.2175
March 31, 2008	0.2475	0.1875
June 30, 2008	0.1950	0.1525
Last Six Months
March 2008	0.2300	0.1900
April 2008	0.1775	0.1575
May 2008	0.1950	0.1525
June 2008	0.1769	0.1600
July 2008	0.1625	0.1240
August 2008	0.1240	0.1126

On September 25, 2008, the last reported sale price for the ordinary shares on AIM was £0.0963 per ordinary share (equivalent to $6.20 per ADS).

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent 35 ordinary shares (or a right to receive 35 ordinary shares) deposited with the London office of The Bank of New York Mellon, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System (described below), or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership will be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. English law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents see “Where You Can Find More Information About Us”.

Dividends and Other Distributions

How will you receive dividends and other distributions on the ordinary shares?

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent.

Cash.  The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares into US Dollars, if it can do so on a reasonable basis and can transfer the US Dollars to the United States. If that is not possible or if any government approval is needed and can not be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation—US Federal Income Taxation”. It will distribute only whole

US Dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Ordinary shares.  The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new ordinary shares. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional ordinary shares.  If we offer holders of our securities any rights to subscribe for additional ordinary shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the ordinary shares on your behalf. The depositary will then deposit the ordinary shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

US securities laws may restrict transfers and cancellation of the ADSs represented by ordinary shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions.  The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, ordinary shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary to vote the number of deposited ordinary shares their ADSs represent. The depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

Otherwise, you won’t be able to exercise your right to vote unless you withdraw the ordinary shares. However, you may not know about the meeting enough in advance to withdraw the ordinary shares.

The depositary will try, as far as practical, subject to the laws of England and of our articles of association or similar documents, to vote or to have its agents vote the ordinary shares or other deposited securities as instructed by ADS holders.

If the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions to be voted upon unless we notify the depositary that:

•	we do not wish to receive a discretionary proxy;

•	we think there is substantial shareholder opposition to the particular question; or

•	we think the particular question would have a adverse impact on our shareholders.

The depositary will only vote or attempt to vote as you instruct or as described above.

We can not assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your ordinary shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing ordinary shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.02 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-generating services until its fees for those services are paid.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

•   Change the nominal or par value of our ordinary shares

•   Reclassify, split up or consolidate any of the deposited securities

•   Distribute securities on the ordinary shares that are not distributed to you

•   Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The cash, ordinary shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its pro rata share of the new deposited securities.

The depositary may, and will if we ask it to, distribute some or all of the cash, ordinary shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders if 60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

After termination, the depositary and its agents will only collect distributions on the deposited securities, sell rights and other property, and deliver ordinary shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person; and

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Ordinary Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:

•	When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our ordinary shares.

•	When you owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the ordinary shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

SHARES ELIGIBLE FOR FUTURE SALE

Our ordinary shares are admitted to trading on AIM under the ticker symbol “OMH”. Although we expect to have our ADSs approved for listing on the Nasdaq Global Market under the ticker symbol “OSMH”, we cannot assure you that there will be an actual public market for ADSs. Future sales of substantial amounts of our ADSs or ordinary shares in the public market following this offering or the anticipation of these sales occurring could adversely affect prevailing market prices for our ADSs and ordinary shares or could impair our ability to raise capital through an offering of equity securities in the future. For a further discussion of this risk, see “Risk Factors—Risks Related to Our ADSs and Ordinary Shares and This Offering—Future sales of ADSs or ordinary shares may depress our stock price.”

Our directors, senior management and significant employees, who collectively hold an aggregate of 4,914,704 ordinary shares, and the underwriters, have entered into lock-up agreements in connection with this offering. These lock-up agreements provide that, with limited exceptions, our directors, members of senior management and significant employees have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any of our shares for a period after the effective date of this offering. Details of these agreements and the periods for which they apply are set out in the section entitled “Underwriting.”

Regulation S

We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act and are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. Therefore, except to the extent such ordinary shares are held by our affiliates or are subject to lock-up agreements, the approximately 160,940,782 ordinary shares previously sold by us outside the United States pursuant to Regulation S, and any additional ordinary shares issued by us upon exercise of share options or otherwise outside the United States pursuant to Regulation S, may be immediately resold in the public market without registration or restriction under the Securities Act.

In addition, provided that we remain a foreign issuer, and subject to any applicable lock-up agreements, the holders of our outstanding restricted securities may immediately resell such securities outside the United States without registration under the Securities Act pursuant to Regulation S. Generally, subject to certain limitations, holders of our restricted securities who are not affiliates of our company or who are affiliates of our company solely by virtue of their status as director or member of senior management of our company may, under Regulation S, resell their restricted shares in an “offshore transaction” (which would include a sale through AIM that is not pre-arranged with a US buyer) if neither the seller nor any person acting on the seller’s behalf engages in directed selling efforts in the United States and, in the case of a sale of our restricted securities by a director of a member of senior management who is an affiliate of our company solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than a usual and customary broker’s commission. Additional restrictions are applicable to a holder of our restricted securities who will be an affiliate of our company other than by virtue of his or her status as one of our directors or as a member of our senior management.

Rule 701

Restricted ordinary shares acquired upon the exercise of share options granted under our share option plans in the United States pursuant to Rule 701 may be resold, beginning 90 days after the date of this prospectus, to the extent not subject to lock-up agreements, by persons other than affiliates, subject only to the manner-of-sale provisions set forth in Rule 144 under the Securities Act; and our affiliates, subject to the manner-of-sale, current public information, and filing requirements of Rule 144, in each case, without compliance with the six month holding period requirement of Rule 144.

Rule 144

In general, under Rule 144 under the Securities Act, unless subject to a contractual lock up restriction, beginning 90 days after the date of this prospectus, a person deemed to be our affiliate and who has beneficially owned our ADSs or ordinary shares for at least six months will be entitled to sell within any three-month period a number of ADSs or ordinary shares that does not exceed the greater of (i) either 1% of the then outstanding ordinary shares, which will equal approximately 3,956,166 ordinary shares immediately after this offering, or (ii) the average weekly trading volume of our ADSs on the Nasdaq Global Market during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to such sale. Sales by a person deemed to be our affiliate are also subject to certain manner of sale provisions, notice requirements and the requirement that we have made current public information about ourselves available.

In general, under Rule 144 under the Securities Act, unless subject to a contractual lock-up restriction, beginning 90 days after the date of this prospectus, a person that is not deemed to be our affiliate and who has not had an affiliate relationship with us during the preceding three months will be entitled to sell an unrestricted amount of shares of our ADSs or ordinary shares (i) after satisfying a six-month holding period, subject to the requirement of the availability of public information about us, and (ii) after satisfying a twelve-month holding period, without further requirements.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act following this offering to register the ordinary shares that are issuable upon exercise of outstanding share options granted under our US Plan. These registration statements are expected to become effective upon filing. Ordinary shares covered by these registration statements will thereupon be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements, to the extent applicable, or subject in certain cases to vesting of such shares and to Rule 144 limitations applicable to affiliates.

UNDERWRITING

Our ADSs are being offered by Lazard Capital Markets LLC, Canaccord Adams Inc. and such other registered dealers as may be designated by the underwriters. Subject to applicable law, the underwriters or their affiliates may offer our ADSs or ordinary shares outside of the United States.

Lazard Capital Markets LLC is acting as representative for the several underwriters. Subject to the terms and conditions described in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase from us, the number of ADSs (each ADS representing 35 ordinary shares) listed opposite their names below.

Number of
Underwriters	ADSs

Lazard Capital Markets LLC
Canaccord Adams Inc.

Total ADSs	5,500,000

Except for the underwriters’ over-allotment option described below, the underwriters have agreed to purchase all of the ADSs or ordinary shares sold pursuant to the underwriting agreement if any of these ADSs or ordinary shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The public offering price for our ADSs is payable in US Dollars, and the public offering price for the ordinary shares is payable in British Pounds Sterling, except as we and the underwriters may otherwise agree.

Pursuant to the terms of the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the ADSs or ordinary shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ADSs or ordinary shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Public Offering Price, Commissions and Discounts and Offering Expenses

The underwriters will initially offer the ADSs at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession in the United States not in excess of $      per ADS and £     per ordinary share. The underwriters may allow, and the dealers may re-allow, a discount not in excess of $      per ADS and £      per ordinary share to other dealers. If not all of the ADSs or ordinary shares are sold at the public offering price, the underwriters may change the public offering price and the other selling terms.

The following table shows public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option to purchase up to an additional 825,000 ADSs (in the form of ADSs or ordinary shares).

		Per Ordinary	Aggregate
	Per ADS	Share	Without Option	With Option

Public offering price	$	£	$	$
Underwriting discount	$	£	$	$
Proceeds, before expenses, to us	$	£	$	$

The expenses of the offering payable by us, not including the underwriting discounts and commissions, are estimated at $3.2 million.

Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

Over-allotment Option

We have granted an option to the underwriters to purchase up to 825,000 additional ADSs (representing 28,875,000 ordinary shares) at the public offering price set forth in the table above. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional ADSs proportionate to that underwriter’s initial amount reflected in the above table. If purchased, the additional ADSs will be sold by the underwriters on the same terms as those on which the other ADSs are sold. We will pay the expenses associated with the underwriters’ exercise of this over-allotment option.

Lock-Up Agreements

We have agreed, with exceptions, not to issue or transfer any of our ADSs or ordinary shares for at least 180 days, subject to extension as described below, after the date our ADSs first commence trading on the Nasdaq Global Market without first obtaining the written consent of Lazard Capital Markets LLC. Excluding existing obligations under contracts or agreements to which we are a party, we have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any of our ADSs or ordinary shares;

•	sell any option or contract to purchase any of our ADSs or ordinary shares;

•	purchase any option or contract to sell any of our ADSs or ordinary shares;

•	grant any option, right or warrant for the sale of any of our ADSs or ordinary shares, except pursuant to existing compensation, benefit or share option plans;

•	lend or otherwise dispose of or transfer any of our ADSs or ordinary shares;

•	request or demand that we file a registration statement related to our ADSs or ordinary shares; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any of our ADSs or ordinary shares whether any such swap or transaction is to be settled by delivery of ADSs, ordinary shares or other securities, in cash or otherwise.

This lock-up provision applies to our ADSs or ordinary shares and to securities convertible into or exchangeable or exercisable for or repayable with our ADSs or ordinary shares.

In addition, each of our directors, members of senior management and significant employees has agreed, subject to certain exceptions, not to sell or otherwise dispose of, directly or indirectly (for example, through a hedging or monetization transaction), any of our ADSs or ordinary shares (or any security convertible into or exchangeable or exercisable for our ADSs and/or ordinary shares), whether now owned or later acquired (other than ADSs or ordinary shares purchased in this offering or through the facilities of AIM or the Nasdaq Global Market), without the prior written consent of Lazard Capital Markets LLC for a period of 180 days from the date our ADSs first commence trading on the Nasdaq Global Market.

If we issue an earnings release or announce material news or a material event that would have a material impact on, or cause a material change to, our operations, earnings or financial condition, during the 16-day period beginning on the last day the restrictions would otherwise apply, then the restrictions under the lock-up agreements will continue to apply for 15 calendar days plus three business days from the date we issue the earnings release or the date the material news or event occurs. At any time and without public notice, Lazard Capital Markets LLC may in its sole discretion release all or some of the securities from these lock-up agreements.

Listing on the Nasdaq Global Market

We have applied to list our ADSs on the Nasdaq Global Market under the symbol “OSMH”. Such listing will be subject to us fulfilling all the listing requirements of the Nasdaq Global Market.

An active trading market in the United States for the ADSs may not develop. It is also possible that after the offering the ADSs or ordinary shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than five percent of the ADSs or ordinary shares in the aggregate to accounts over which they exercise discretionary authority.

AIM Listing

Our ordinary shares have been admitted to trading on the AIM market of the London Stock Exchange since October 2002 under the symbol “OMH”, and were listed on the Official List of the United Kingdom Listing Authority from 1996 to 2002. We will apply to have the ordinary shares being offered in this offering admitted to trading on AIM, although we cannot assure you that we will maintain trading of our ordinary shares on AIM.

Determination of Offering Price

Prior to this offering, there has been no trading market for our ADSs or ordinary shares in the United States. Our ordinary shares have been admitted to trading on AIM since September 2002. The public offering price of the ADSs and ordinary shares being offered by this prospectus will be determined by negotiation by us and the representative of the underwriters. The principal factors to be considered in determining the public offering price include:

•	the closing market price of our ordinary shares on AIM on the date the public offering price is determined;

•	the historical trading prices of our ordinary shares on AIM, which may not be indicative of prices that will prevail in the trading market for our ADSs in the United States;

•	the information set forth in this prospectus and otherwise available to the representative;

•	our history and prospects and the history of, and prospects for, the industry in which we compete;

•	our past and present financial performance and an assessment of our management;

•	our prospects for future earnings and the present state of our development;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the ADSs or ordinary shares is completed, SEC and Nasdaq rules may limit underwriters and selling group members from bidding for and purchasing our ADSs or ordinary shares. However, the underwriters may engage in transactions that stabilize the price of our ADSs on the Nasdaq Global Market and/or our ordinary shares on AIM, such as bids or purchases to peg, fix or maintain that price, subject to certain conditions described below.

If the underwriters create a short position in our ADSs or ordinary shares in connection with the offering, i.e., if they sell more ADSs or ordinary shares than are listed on the cover of this prospectus, the underwriters may reduce that short position by purchasing ADSs or ordinary shares in the open market on the Nasdaq Global Market or AIM, respectively. Covered short sales are sales of ADSs or ordinary shares made in an amount up to the number of ordinary shares represented by the underwriters’ over-allotment option. In determining the source of ADSs or ordinary shares to close out the covered short position, the underwriters will consider, among other things, the price of ADSs or ordinary shares available for purchase in the open market as compared to the price at which they may purchase ordinary shares through the over-allotment option. Transactions to close out the covered short position involve either purchases of the ADSs or ordinary shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make naked short sales of ADSs or ordinary shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ADSs or ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs or ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Purchases of our ADSs or ordinary shares to stabilize their price or to reduce a short position may cause the price of our ADSs and ordinary shares to be higher than it might be in the absence of such purchases.

Lazard Capital Markets LLC may also impose a penalty bid on underwriters and selling group members. This means that if Lazard Capital Markets LLC purchases ADSs or ordinary shares in the open market to reduce the underwriter’s short position or to stabilize the price of such securities, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those securities. The imposition of a penalty bid may also affect the price of the ADSs and ordinary shares in that it discourages resales of those securities.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ADSs and ordinary shares. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Market Making

In connection with this offering, some underwriters who are qualified market makers on the Nasdaq Global Market may engage in passive market making transactions in our ADSs on the Nasdaq Global Market. Passive market making is allowed during the period when the SEC’s rules would otherwise prohibit market activity by the underwriters and dealers who are participating in this offering. Passive market making may occur during the business day before the pricing of this offering, before the commencement of offers or sales of the ADSs. A passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for our ADSs; but if all independent bids are lowered below the passive market maker’s bid, the passive market maker must also lower its bid once it exceeds specified purchase limits. Net purchases by a passive market maker on each day are limited to a specific percentage of the passive market maker’s average daily trading volume in our ADSs during the specified period and must be discontinued when that limit is reached. Passive market making may cause the price of our securities to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

Internet Offering

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. Other than the prospectus in electronic format,

the information on any such web site, or accessible through any such web site, is not part of the prospectus. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

No Public Offering Outside the United States

No action has been or will be taken in any other jurisdiction outside the United States, including the United Kingdom, that would permit a public offering of our ADSs or ordinary shares, or the possession, circulation or distribution of this prospectus or any other material relating to our company or our ADSs or ordinary shares in any jurisdiction where action for that purpose is required. Accordingly, our ADSs and ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs and ordinary shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Purchasers of the ADSs or ordinary shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price on the cover page of this prospectus.

Notice to Residents of European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of our ADSs or ordinary shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to our ADSs or ordinary shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Securities to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year: (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d)	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ADSs or ordinary shares to the public” in relation to any of our ADSs or ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs and ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for our ADSs and/or ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Residents of the United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA to persons, who have professional experience in matters relating to investments), falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005; or in circumstances in which section 21 of FSMA does not apply to us the company; and

(b)	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to our ADSs and/or ordinary shares in, from or otherwise involving the United Kingdom.

Relationship Between Our Company and Certain Underwriters

Some of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which services they have received, and may in the future receive, customary fees.

Expenses Related to this Offering

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of our ADSs and/or ordinary shares. With the exception of the SEC registration fee and the Financial Industry Regulatory Authority filing fee, all amounts are estimates.

We estimate that we will pay approximately $3.2 million of expenses for this offering, consisting of the following:

SEC registration fee	$1,827
Financial Industry Regulatory Authority filing fee	5,149
Nasdaq Global Market listing fee	100,000
Accounting fees and expenses	375,000
Legal fees and expenses	1,400,000
Printing, mailing and administrative fees	400,000
Transfer agent and registrar fees	100,000
Stamp duty reserve tax	660,000
Miscellaneous	158,024

Total	$3,200,000

The address of Lazard Capital Markets LLC is 30 Rockefeller Plaza, New York, New York 10020. The address of Canaccord Adams Inc. is 99 High Street, Suite 1200, Boston, Massachusetts 02110.

TAXATION

US Federal Income Taxation

The following discussion describes the material US federal income tax consequences that are relevant with respect to the acquisition, ownership and disposition of ADSs and ordinary shares by a US holder (as defined below). This summary addresses only US federal income tax considerations of US holders that will hold ADSs or ordinary shares as capital assets. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ADSs or ordinary shares. In particular, this summary does not address all of the tax considerations applicable to holders that may be subject to special tax rules including, without limitation, the following: (a) financial institutions; (b) insurance companies; (c) dealers or traders in securities, currencies or notional principal contracts; (d) tax-exempt entities; (e) persons that will hold ADSs or ordinary shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for US federal income tax purposes; (f) persons that have a “functional currency” other than the US dollar; (g) persons that own (or are deemed to own) 10% or more (by voting power) of our share capital who would, if we were considered to be a controlled foreign corporation for US federal income tax purposes, be subject to special rules; (h) regulated investment companies; (i) persons who hold ADSs or ordinary shares through partnerships or other pass-through entities; (j) real estate investment trusts; and (k) S corporations. Further, this summary does not address alternative minimum tax consequences.

This summary is based on the Code, US Treasury regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this prospectus. All of this discussion is subject to change, which change could apply retroactively and could affect the tax consequences described below.

Each prospective investor should consult its own tax advisor with respect to the US federal, state, local and other tax consequences of acquiring, owning and disposing of the ADSs or ordinary shares. US holders should also review the discussion under “Taxation-UK Tax Considerations” for the UK tax consequences to a US holder of the ownership of the ADSs or ordinary shares.

For purposes of this summary a “US holder” is a beneficial owner of ADSs or ordinary shares that is, for US federal income tax purposes: (a) an individual who is a citizen or resident of the United States; (b) a corporation or other entity treated as a corporation for US federal income tax purposes, created or organized in or under the laws of the United States or any state or political subdivision thereof (including the District of Columbia); (c) an estate, the income of which is subject to US federal income taxation regardless of its source; or (d) a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more US persons have the authority to control all of the substantial decisions of such trust or (ii) the trust has a valid election in effect under applicable US Treasury regulations to be treated as a US person. If a partnership or any other entity treated as a partnership for US federal income tax purposes holds ADSs or ordinary shares, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding ADSs or ordinary shares should consult its own tax advisor. A “Non-US holder” is a beneficial owner of ADSs or ordinary shares, other than a partnership or entity treated as a partnership (which are not discussed here), that is not a US holder.

For US federal income tax purposes, a holder of ADSs generally will be treated as the owner of the ordinary shares represented by such ADSs. However, the US Internal Revenue Service, or the IRS, has expressed concern that certain intermediaries in connection with depository arrangements may be taking actions inconsistent with the treatment of the US holders of such ADSs as the beneficial owners of the underlying ordinary shares. Accordingly, the potential availability of foreign tax credits to such US holders and reduced tax rates for dividends received by certain non-corporate US holders, described below, could be adversely affected by certain activities of the Depositary or other intermediaries, such as the lending or certain other dispositions of the ordinary shares by the Depositary or the release to brokers or others of ADSs prior to the receipt by the Depositary of the corresponding ordinary shares.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” the gross amount of any distribution that is actually or constructively received by a US holder with respect to its ordinary shares (including shares deposited in respect of ADSs) will be a dividend includible in gross income of a US holder as ordinary income to the extent the amount of such distribution does not exceed our current and accumulated earnings and profits determined under US tax principles. To the extent the amount of such distribution exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a non-taxable return of capital to the extent of such US holder’s adjusted tax basis in its ADSs or ordinary shares, and to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale of the ADSs or ordinary shares. Dividends paid on ADSs or ordinary shares generally will constitute income from sources outside the United States and will not be eligible for the “dividends received deduction” generally available to US corporate shareholders. The gross amount of any dividend paid in foreign currency will be included in the gross income of a US holder in an amount equal to the US dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date the foreign currency is actually or constructively received by the Depositary, in the case of ADSs, or the US holder, in the case of ordinary shares, regardless of whether the foreign currency is converted into US Dollars. If the foreign currency is converted into US Dollars on the date of receipt by the Depositary, in the case of ADSs, or the US holder, in the case of ordinary shares, a US holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received is not converted into US Dollars on the date of receipt, a US holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The amount of any distribution of property other than cash will be the fair market value of the property on the date of the distribution.

Under current US law, certain distributions received by individuals (as well as certain trusts and estates) in taxable years beginning before January 1, 2011, generally will be taxed at a preferential maximum tax rate of 15% (rather than the higher rates of tax generally applicable to items of ordinary income). This preferential rate is only applicable to “qualified dividend income”, i.e. to distributions paid by “qualified corporations” and only with respect to ADSs or ordinary shares held for a minimum holding period of at least 61 days during a specified 121-day period. If we are a passive foreign investment company (as discussed below under “Passive Foreign Investment Company Considerations”), we will not be considered a “qualified corporation” for these purposes. Accordingly, if we are a PFIC, we expect that distributions paid by us with respect to ADSs or ordinary shares will not be eligible for a reduced income tax rate. If we are not a PFIC, distributions paid by us should constitute qualified dividend income taxable at the preferential rate, assuming the holding period and certain other requirements are also met. Prospective investors should consult their own tax advisors regarding the taxation of distributions under these rules.

A distribution of additional shares and/or ADSs to US holders with respect to their ADSs or ordinary shares that is part of a pro rata distribution of ordinary shares to all shareholders (including holders of ADSs) generally will not be subject to US federal income tax. Under certain circumstances, however, such a distribution of additional ADSs or ordinary shares to US holders could be treated the same as a taxable distribution of cash, based on the value of the additional ADSs or ordinary shares being distributed. Such taxable treatment would typically apply only if there were also a distribution of cash or property to certain shareholders or other equity interest holders, and additional ADSs or ordinary shares to holders. In any event, we do not at this time have any plans to make any distributions of additional ADSs or ordinary shares.

For purposes of calculating the foreign tax credit, dividends paid on ADSs or ordinary shares will be treated as income from sources outside the United States and will generally constitute “passive category income,” (or, in the case of some US holders, “general category income”). The amount of the qualified dividend income, if any, paid to a US holder that is subject to the reduced dividend income tax rate and that is taken into account for purposes of calculating the US holder’s US foreign tax credit limitation must be reduced by the “rate differential portion” of the dividend (which, assuming a US holder is in the highest income tax bracket, would generally require a reduction of the dividend amount by approximately 57.14%). Prospective investors should consult their own tax advisors regarding the implications of the foreign tax credit provisions for them, in light of their particular situation.

Sale or Other Disposition

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” a US holder will generally recognize a gain or loss for US federal income tax purposes upon the sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the US dollar value of the amount realized from such sale or exchange and the US holder’s tax basis in such ADSs or ordinary shares. Such gain or loss generally will be a capital gain or loss and will be long-term capital gain (taxable at a reduced rate for non-corporate US holders, including individuals, trusts or estates) if the ADSs or ordinary shares were held for more than one year. Any such gain or loss would generally be treated as from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to significant limitations.

A US holder that receives foreign currency on the sale or other disposition of ADSs or ordinary shares will realize an amount equal to the US dollar value of the foreign currency on the date of sale (or, in the case of cash basis and electing accrual basis taxpayers, the US dollar value of the foreign currency on the settlement date) provided that the ADSs or ordinary shares, as the case may be, are treated as being “traded on an established securities market.” If a US holder receives foreign currency upon a sale or exchange of ADSs or ordinary shares, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such foreign currency will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such foreign currency is converted into US Dollars on the date received by the US holder, a cash basis or electing accrual US holder should not recognize any gain or loss on such conversion.

Redemption

A redemption of ADSs or ordinary shares by us will be treated as a sale of the redeemed ADSs or ordinary shares by the US holder (which is taxable as described under “Sale or Other Disposition”) or, in certain circumstances, as a distribution to the US holder (which is taxable as described under “Distributions”).

Passive Foreign Investment Company Considerations

We believe there is a significant likelihood that we will be classified as a PFIC for US federal income tax purposes for our taxable year ending December 31, 2008. This expectation is based in part on our estimates of the value of our assets as determined by reference to the price of our ordinary shares in this offering and the expected price of our ordinary shares following such offering. Our actual PFIC status for the taxable year ending December 31, 2008, will not be determinable until the close of such year.

A non-US corporation will be a PFIC for any taxable year if either:

•	at least 75% of its gross income for the taxable year is passive income; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the shares.

We must make a separate determination after the close of each taxable year as to whether we are a PFIC for that taxable year. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test will generally be calculated by reference to the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of our ADSs and ordinary shares. Accordingly, fluctuations in the market price of our ordinary shares after this offering may result in our being a PFIC for any taxable year. In addition, there are uncertainties in the application of the relevant rules, and the composition of our income and assets will be affected by how, and how quickly, we use the cash we raise in our business operations and in any offering. If we were a PFIC for any taxable year during which a US holder held our ADSs or ordinary shares, such holder would be subject to special tax rules with respect to any “excess distribution” that the holder received and any gain the holder realized from a sale or other disposition (including a pledge) of our ordinary shares, unless the holder made a QEF or mark-to-market election as discussed below. Distributions a US holder received in a taxable year that were greater than 125% of the average annual distributions such holder received during the shorter of the three preceding taxable years or the holder’s holding period for our ordinary shares would be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain would be allocated ratably over the US holder’s holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, would be treated as ordinary income, and

•	the amount allocated to each other year would be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax would be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution could not be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of ordinary shares (or ADSs) could not be treated as capital, even if a US holder held our ADSs or ordinary shares as capital assets.

If we were a PFIC, to the extent any of our subsidiaries were also PFICs, a US holder might be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of our ADSs or ordinary shares the holder owns so bears to the value of all of our ADSs or ordinary shares, and might be subject to the adverse tax consequences described above with respect to the shares of such lower-tier PFICs that the holder would be deemed to own. US holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A US holder of marketable shares (as defined below) in a PFIC might be able to make a “mark-to-market” election with respect to such shares in order to elect out of the tax treatment discussed above. If a US holder makes a valid mark-to-market election with respect to our ADSs or ordinary shares, such holder will include in gross income for a taxable year an amount equal to the excess, if any, of the fair market value of our ADSs or ordinary shares as of the close of such taxable year over the holder’s adjusted basis in such shares. A US holder is permitted a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in the holder’s income for prior taxable years. Amounts included in a US holder’s income under a mark-to-market election, as well as gain on the sale or other disposition of the ADSs or ordinary shares, would be treated as ordinary income. Ordinary loss treatment also would apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss did not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. A US holder’s basis in our ADSs or ordinary shares would be adjusted to reflect any such income or loss amounts. If a US holder makes a valid mark-to-market election, the tax rules that apply to distributions by corporations that are not PFICs generally would apply to distributions by us.

The mark-to-market election is available only for “marketable shares,” which are shares that are traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable US Treasury regulations. Our ordinary shares are admitted to trading on AIM. Under applicable US Treasury regulations, a “qualified exchange” includes a foreign exchange that is regulated by a governmental authority in the jurisdiction in which the exchange is located and in respect of which certain other requirements are met. Because a mark-to-market election cannot be made for equity interests in lower-tier PFICs that we own, a US holder may continue to be subject to the PFIC rules with respect to the holder’s indirect interest in any investments held by us that are treated as equity interests in a PFIC for US federal income tax purposes. US holders should consult their tax advisors as to the availability and desirability of a mark-to-market election if we were a PFIC, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, under certain circumstances, a US shareholder in a PFIC might be able to make a “qualified electing fund”, or QEF, election with respect to such PFIC in order to elect out of the tax treatment discussed above. A US shareholder who makes a valid QEF election with respect to a PFIC will generally include in gross income each year such holder’s pro rata share of such PFIC’s earnings and profits. However, the QEF election is available only if such PFIC provides US shareholders with certain information regarding its earnings and profits as required under applicable US Treasury regulations. We plan to continue to comply with such requirements. Moreover, absent any unforeseen restructuring of our operations or unanticipated material changes to facts and circumstances that would make such reporting unduly burdensome, with respect to any taxable year for which we are a PFIC, we will continue to comply with such requirements and to provide US holders of our ADSs and ordinary shares with the information necessary to make and maintain a valid QEF election.

If we were a PFIC for any year during which a US holder held our ADSs or ordinary shares, we would generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which the holder held our ADSs or ordinary shares. However, if we ceased to be a PFIC, a US holder could avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ADSs or ordinary shares. If the holder makes this deemed sale election, the holder will be deemed to have sold, at fair market value, the holder’s ADSs or ordinary shares (and shares of our PFIC subsidiaries, if any, that the holder is deemed to own) on the last day of the last taxable year in respect of which we were a PFIC. A US holder generally would be subject to the unfavorable PFIC rules described above in respect of any gain realized on such deemed sale, but as long as we are not a PFIC thereafter, the holder would not be subject to the PFIC rules in future years.

If a US holder holds our ADSs or ordinary shares in any year in which we are a PFIC, such holder will be required to file IRS Form 8621 regarding distributions received on the shares and any gain realized on the disposition of the shares.

US holders should consult their tax advisors regarding the application of the PFIC rules to their investment in our ADSs or ordinary shares and the elections discussed above.

Backup Withholding And Information Reporting

Backup withholding and information reporting requirements may apply to certain payments to US holders of dividends on ADSs or ordinary shares and to the proceeds of a sale or redemption of ADSs or ordinary shares. We, our agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding at a rate of 28% (which rate may be subject to change in the future) of such payment if the US holder fails (a) to furnish the US holder’s taxpayer identification number, (b) to certify that such US holder is not subject to backup withholding or (c) to otherwise comply with the applicable requirements of the backup withholding rules. Certain US holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a US holder generally may be claimed as a credit against such US holder’s US federal income tax liability provided that the required information is furnished to the US Internal Revenue Service.

Prospective investors should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining this exemption.

UK Tax Considerations

The following is a summary of certain aspects of current UK tax legislation and HM Revenue and Customs practice. These considerations may not apply to certain categories of ADSs holders or holders of ordinary shares such as dealers. If you are in any doubt as to your taxation position or if you are subject to tax in any jurisdiction other than the UK, you should consult an appropriate professional adviser immediately.

Taxation of dividends

Under current UK taxation legislation, no tax will be withheld or deducted for or on account of income tax from dividends paid by us.

A UK resident individual shareholder, or a UK holder, will generally be entitled to a tax credit in respect of any dividend received. The amount of the tax credit is equal to one-ninth of the cash dividend or 10% of the aggregate of the cash dividend and the associated tax credit, or the Gross Dividend. An individual UK holder who, taking account of the Gross Dividend such holder receives, is liable to income tax at the basic or starting rate will pay income tax at 10 percent of the Gross Dividend so that the tax credit will satisfy such holder’s income tax liability on the dividend payment. An individual UK holder must, to the extent that this income, including the Gross Dividend, exceeds the threshold for higher rate income tax, pay income tax at 32.5 percent of the Gross Dividend. After deducting the tax credit, such holder would therefore have to account for additional income tax at 22.5 percent of the Gross Dividend.

UK holders who are not liable to UK tax on dividends, including pension funds and charities, will not be entitled to claim repayment of the tax credit attaching to dividends paid by us.

A corporate UK holder will generally not be subject to UK corporation tax on dividends. Such UK holders will not be able to claim repayment of the tax credit attaching to dividends paid by us.

A non-UK resident shareholder, or a non-UK holder, is not generally entitled to the benefit of a tax credit in respect of any dividend received. A non UK holder may also be subject to foreign taxation on dividend income under local law. A holder who is not resident in the United Kingdom for tax purposes should consult such holder’s own tax adviser concerning such holder tax liabilities on dividends.

The tax treatment described above will also apply where dividends are received in respect of shares held in ADS form.

Taxation of capital gains

A holder who is not resident or ordinarily resident in the UK and whose ADSs or ordinary shares are not attributable to a trade, profession or vocation carried on in the United Kingdom through a branch or agency (or permanent establishment) will not be subject to UK tax on capital gains realized on a disposal of the shares ADSs or ordinary shares, except as provided in the following paragraph in relation to individuals. Such a holder may however be liable to non-UK tax under local law. A disposal of ADSs or ordinary shares by a holder of ADSs or ordinary shares who is resident or, in the case of an individual, ordinarily resident for tax purposes in the United Kingdom or who is not UK-resident but carries on a trade, profession or vocation in the United Kingdom through a branch or agency (or permanent establishment in the case of a holder which is a company) to which the ADSs or ordinary shares are attributable, may, depending on the holder’s circumstances and subject to any available exemption or relief, give rise to a chargeable gain or allowable loss for the purposes of the taxation of chargeable gains. A holder of ADSs or ordinary shares who is an individual and who has, on or after March 17, 1998, ceased to be resident or ordinarily resident for tax purposes in the United Kingdom for a period of less than 5 complete tax years and who disposes of the ADSs or ordinary shares during that period may also be liable to UK tax of chargeable gains (subject to any available exemption or relief) if that holder returns to the United Kingdom as resident or ordinarily resident within that period.

On a disposal of ADSs or ordinary shares by an individual who is resident or ordinarily resident in the United Kingdom for taxation purposes, the ADSs or ordinary shares may attract taper relief, which reduces the amount of chargeable gains according to how long the ADSs or ordinary shares have been held.

A holder that is a company resident in the United Kingdom for tax purposes will benefit from indexation allowance which, in general terms, increases the capital gains tax base cost of an asset in accordance with changes in the retail prices index.

UK stamp duty and stamp duty reserve tax

No stamp duty or stamp duty reserve tax, or SDRT, is payable on the issue of the ordinary shares other than an issue to issuers of ADSs or providers of clearance services (or their nominees or agents). Investors who receive ordinary shares in the form of ADSs will not be required to pay any UK stamp duty or SDRT in respect of the initial issuance of such ADSs.

The transfer on sale of an ordinary share outside the CREST system will generally be liable to ad valorem stamp duty at the rate of 0.5% of the amount or value of the consideration for the transfer rounded up to the nearest UK£5. The purchaser normally pays the stamp duty.

An unconditional agreement to sell an ordinary share will generally give rise to a liability on the purchaser to SDRT at the rate of 0.5% of the amount or value of the consideration for the sale. If a duly stamped transfer in respect of the agreement is produced within six years of the date that the agreement is entered into or (if later) the date that it becomes unconditional, any SDRT paid is repayable, generally with interest, and any unpaid SDRT charge is cancelled.

Issues or transfers of ordinary shares to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts or to, or to a nominee or agent for, a person whose business is or includes providing clearance services, will generally be subject to stamp duty or SDRT at 1.5% of the amount or value of the consideration or, in certain circumstances, the value of the ordinary shares transferred or the same price (rounded up to the nearest UK£5 in the case of stamp duty). Strictly the Depositary or clearance operator, or its nominee, as the case may be, will be accountable for this liability for stamp duty or SDRT. However, it will in practice generally be reimbursed by participants in the clearance service or depositary receipt scheme. As noted above, special arrangements have been made in relation to the payment of SDRT on the initial issue of shares in ADS form.

No UK stamp duty will be payable on the acquisition of any ADS or any subsequent transfer of an ADS provided that the transfer and any subsequent instrument of transfer remains at all times outside the United Kingdom and that the instrument of transfer is not executed in or brought into the United Kingdom. An agreement to transfer an ADS will not give rise to SDRT. On a transfer of ordinary shares from the custodian to a holder of an ADS upon cancellation of the ADS, a fixed stamp duty of UK£5 per instrument of transfer will be payable. Any transfer for value of the underlying shares represented by

ADSs or agreement to transfer these underlying ordinary shares may give rise to a liability on the transferee to stamp duty or SDRT.

Clearance service providers may make an election under Section 97A of the Finance Act 1986 in respect of the ordinary shares. Under Section 97A of the Finance Act 1986, clearance services may, provided they meet certain conditions, elect for the 0.5% rate of stamp duty or SDRT to apply to transfers of securities both to and within such systems instead of the 1.5% rate applying to an issue or transfer of such securities into the clearance service and exemption for dealings within the clearance system.

Under the CREST system for paperless share transfers, no stamp duty or SDRT will arise on a transfer of ordinary shares into the system unless such transfer is made for a consideration in money or money’s worth, in which case a liability to SDRT (usually at the rate of 0.5%) will arise. Paperless transfers of shares within CREST will be liable to SDRT rather than stamp duty.

THE ABOVE SUMMARIES REFLECT CERTAIN ASPECTS OF CURRENT LAW AND PRACTICE IN THE UNITED KINGDOM. PROSPECTIVE ADS HOLDERS OR HOLDERS OF ORDINARY SHARES WHO ARE IN DOUBT AS TO THEIR TAX POSITION OR WHO MAY BE SUBJECT TO TAX IN ANY OTHER JURISDICTION SHOULD CONSULT THEIR PROFESSIONAL ADVISERS.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We have filed with the SEC a registration statement on Form F-1 under the Securities Act, with respect to our ordinary shares offered hereby. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. We have also filed with the SEC a related registration statement on Form F-6 related to the ADSs. For further information about us and our ordinary shares, we refer you to the registration statement and the exhibits and schedules to the registration statement filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit are qualified in all respects by reference to the actual text of the exhibit. You may read and copy the registration statement, including the exhibits and schedules to the registration statement, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site at www.sec.gov, from which you can electronically access the registration statement, including the exhibits and schedules to the registration statement.

We are a foreign private issuer as defined under Rule 3b-4 under the Exchange Act. As a result, although upon completion of the offering we will become subject to the informational requirements of the Exchange Act, as long as we qualify as a foreign private issuer, we will be exempt from certain informational requirements of the Exchange Act which domestic issuers are subject to, including the proxy rules under Section 14 of the Exchange Act and the insider reporting and short-profit provisions under Section 16 of the Exchange Act.

On our behalf, The Bank of New York Mellon, the depositary in respect of the ADSs, will distribute to the holders of ADSs the information we provide to holders of ordinary shares. We will provide The Bank of New York Mellon with copies of any other notices, reports and communications we give to our shareholders and we will ask The Bank of New York Mellon to forward copies of these to you.

LEGAL MATTERS

The validity of the shares offered hereby has been passed upon for us by Ashurst LLP. Certain legal matters under US and UK law have been passed upon for us by Dechert LLP and Ashurst LLP and for the underwriters by Wilmer Cutler Pickering Hale and Dorr LLP.

EXPERTS

The consolidated financial statements included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph regarding a substantial doubt about the company’s ability to continue as a going concern), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

We are organized under the laws of England and Wales. Certain of our directors and executive officers are located outside the United States. As a result, it may be difficult for you:

•	to effect service of process within the United States upon us or such persons;

•	to enforce outside the United States judgments obtained against such persons in US courts; or

•	to enforce in US courts judgments obtained against such persons in courts to jurisdictions located outside the United States;

in each case in any action, including actions predicated upon the civil liability provisions of US securities laws.

In addition, it may be difficult for you to enforce, in actions brought in courts in jurisdictions located outside the United States, rights predicated upon the US securities laws. For further information see the risk factor “Your rights as a shareholder will be governed by English law and differ from the rights of shareholders under US law.”

We have designated James N. White, Osmetech Inc., 757 S. Raymond Avenue, Pasadena, California 91105, USA (telephone: +1 (626) 463-2000), as our agent for service of process in the US with respect to the ordinary shares.

OSMETECH PLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Osmetech Plc
London, United Kingdom

We have audited the accompanying consolidated balance sheets of Osmetech Plc (the “Company”) and subsidiaries (together the “Group”) as of December 31, 2006 and 2007, and the related consolidated statements of operations, statements of total recognized income and expense and statements of cash flows for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Osmetech Plc and its subsidiaries at December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2007, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying consolidated financial statements for the year ended December 31, 2007 have been prepared assuming that the Group will continue as a going concern. As discussed in note 2 to the consolidated financial statements, the Group incurred a loss from continuing operations during the year ended December 31, 2007 and has limited financial resources available to pay ongoing financial obligations over the next twelve months. These conditions raise substantial doubt about the Group’s ability to continue as a going concern. Management’s plans concerning these matters are also described in note 2 to the financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audits also comprehended the translation of British Pound Sterling amounts into US dollars and in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such US dollar amounts are presented solely for the convenience of the readers in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Manchester, United Kingdom
22 August 2008 (26 September 2008 as to the convenience translation described in Note 2)

Osmetech plc

Consolidated Balance Sheets

		As of December 31,
	Note	2006	2007	2007
		£	£	$

Assets
Non current assets
Goodwill	10	977,095	—	—
Other intangible assets	11	933,947	1,162,747	2,314,564
Property, plant and equipment	12	878,017	976,220	1,943,264

		2,789,059	2,138,967	4,257,828
Current assets
Inventories	14	397,633	445,806	887,422
Trade and other receivables	15	293,920	367,328	731,203
Current tax assets	16	126,146	465,220	926,067
Cash and cash equivalents	17	7,089,106	13,910,710	27,690,659

		7,906,805	15,189,064	30,235,351
Assets held for sale	8	4,597,628	—	—

		12,504,433	15,189,064	30,235,351
Total assets		15,293,492	17,328,031	34,493,179

Liabilities
Current liabilities
Trade and other payables	18	(2,068,811)	(1,273,428)	(2,534,886)
Current tax liabilities		(9,524)	(8,478)	(16,876)

		(2,078,335)	(1,281,906)	(2,551,762)
Liabilities directly associated with assets classified as held for sale	8	(1,536,460)	—	—

		(3,614,795)	(1,281,906)	(2,551,762)
Non-current liabilities
Provisions	19	(173,280)	(171,095)	(340,582)

Total liabilities		(3,788,075)	(1,453,001)	(2,892,344)

Net assets		11,505,417	15,875,030	31,600,835

Equity
Called up share capital	20	7,028,640	7,028,892	13,991,712
Share premium account	21	51,703,745	51,756,252	103,025,995
Merger reserve	21	1,885,533	—	—
Other reserves	21	2,136,021	2,138,806	4,257,507
Cumulative exchange reserve	21	(903,185)	(572,917)	(1,140,448)
Accumulated deficit	21	(50,345,337)	(44,476,003)	(88,533,931)

Total equity	21	11,505,417	15,875,030	31,600,835

See accompanying notes to these consolidated financial statements.

Osmetech plc

Consolidated Statements of Operations

		Year Ended December 31,
	Note	2006	2007	2007
		£	£	$

Continuing operations
Revenue	3	48,635	169,273	336,955

Changes in inventories of finished goods and work in progress		(31,350)	(92,818)	(184,764)
Employee benefits	5	(5,554,310)	(6,413,616)	(12,766,944)
Research and development costs		(3,034,323)	(2,595,179)	(5,165,963)
Depreciation and amortization		(363,184)	(589,611)	(1,173,680)
Other expenses		(3,816,628)	(3,526,449)	(7,019,749)

		(12,799,795)	(13,217,673)	(26,311,100)

Operating loss	4	(12,751,160)	(13,048,400)	(25,974,145)
Interest on bank balances and term deposits		284,582	864,143	1,720,163
Loss before taxation		(12,466,578)	(12,184,257)	(24,253,982)
Taxation	7	126,211	153,633	305,822

Loss for the year from continuing operations		(12,340,367)	(12,030,624)	(23,948,160)
Discontinued operations
(Loss)/profit for the year from discontinued operations net of tax	8	(937,161)	16,014,425	31,878,314

(Loss)/profit for the year		(13,277,528)	3,983,801	7,930,154

Earnings per share:
From continuing and discontinued operations
Basic and diluted	9	(0.0802)	0.0196	0.0390

From continuing operations
Basic and diluted	9	(0.0746)	(0.0593)	(0.1180)

See accompanying notes to these consolidated financial statements.

Osmetech plc

Consolidated Statement of Total Recognized Income and Expense

	Year Ended December 31,
	2006	2007	2007
	£	£	$

Exchange differences on translation of foreign operations	(903,185)	(383,633)	(763,660)
Transfers:
Cumulative translation adjustment on disposal of discontinued operations	—	(713,901)	(1,421,091)

	(903,185)	(1,097,534)	(2,184,751)
(Loss)/Profit for the year	(13,277,528)	3,983,801	7,930,154

Total recognized (expense)/income for the year	(14,180,713)	2,886,267	5,745,403

See accompanying notes to these consolidated financial statements.

Osmetech plc

Consolidated Statements of Cash Flows

			Year Ended December 31,
			2006	2007	2007
			£	£	$

Net cash used in operating activities	(a	)	(10,770,118)	(14,121,176)	(28,109,613)
Net cash (used in)/generated from investing activities	(c	)	(1,007,742)	21,864,855	43,524,180
Net cash generated from/(used in) financing activities	(c	)	12,120,676	(559,228)	(1,113,199)

Net increase in cash and cash equivalents			342,816	7,184,451	14,301,368
Cash and cash equivalents at beginning of year			7,207,177	7,089,106	14,111,574
Effect of foreign exchange rate changes			(460,887)	(362,847)	(722,283)

Cash and cash equivalents at end of year	17		7,089,106	13,910,710	27,690,659

See accompanying notes to these consolidated financial statements.

Osmetech plc

Notes to the Statements of Cash Flows

(a)	Reconciliation of (loss)/profit for the year to net cash outflow from operating activities

	Year Ended December 31,
	2006	2007	2007
	£	£	$

(Loss)/profit for the year	,(13,277,528)	3,983,801	7,930,154
Adjustments for:
Depreciation of property, plant and equipment	597,943	479,611	954,714
Amortization of other intangible assets	12,684	110,000	218,966
Loss on disposal of property, plant and equipment	8,064	18,779	37,382
Impairment losses	—	1,057,832	2,105,720
Share compensation charge	781,296	614,772	1,223,765
Interest on bank balances and term deposits	(284,582)	(864,143)	(1,720,163)
Income tax	(126,211)	(153,633)	(305,822)
Gain on disposal of discontinued operations net of tax	—	(17,648,646)	(35,131,395)
Decrease in provisions	153,280	2,185	4,350

Operating cash outflow before movements in working capital	(12,135,054)	(12,399,442)	(24,682,329)
(Increase)/decrease in inventories	(738,290)	64,032	127,462
Decrease in receivables	499,828	134,927	268,586
Increase/(decrease) in payables	1,258,305	(1,741,293)	(3,466,218)

Cash used in operations	(11,115,211)	(13,941,776)	(27,752,499)
Income taxes received/(paid)	345,093	(179,400)	(357,114)

Net cash used in operating activities	(10,770,118)	(14,121,176)	(28,109,613)

Net cash used in continuing operations	(10,430,752)	(12,611,140)	(25,103,735)
Net cash used in discontinued operations	(339,366)	(1,510,036)	(3,005,878)

(b)	Major non-cash transactions

There were no major non cash transactions in the years ended December 31, 2006 or December 31, 2007.

See accompanying notes to these consolidated financial statements.

Osmetech plc

Notes to the Statements of Cash Flows (Continued)

(c)	Analysis of cash flows—Gross cash flows

	Years Ended December 31,
	2006	2007	2007
	£	£	$

Investing activities
Interest received	277,996	890,497	1,772,623
Purchases of property, plant and equipment	(488,662)	(658,577)	(1,310,963)
Purchases of other intangible assets	(257,580)	(388,750)	(773,846)
Loans to subsidiaries	—	—
Loans repaid by subsidiaries	—	—

Net cash used in investing activities (continuing operations)	(468,246)	(156,830)	(312,186)
Net cash (used in)/generated from investing
activities (discontinued operations)	(539,496)	22,021,685	43,836,366

	(1,007,742)	21,864,855	43,524,180

Financing activities
Proceeds on issues of shares	12,120,676	52,759	105,022
Cash payments to redeem share warrants (note 21)	—	(480,844)	(957,168)
Cash settlements of repurchased share options	—	(131,143)	(261,053)

Net cash generated from/(used in) financing activities (continuing operations)	12,120,676	(559,228)	(1,113,199)
Net cash generated from financing activities (discontinued operations)	—	—

	12,120,676	(559,228)	(1,113,199)

See accompanying notes to these consolidated financial statements.

Osmetech plc

Notes to Consolidated Financial Statements

1.	Background

Osmetech plc (“Osmetech” or the “Company”) is a company incorporated in the United Kingdom under the Companies Act 1985. The Company and its subsidiaries are referred to collectively as the “Group”. The address of the registered office is c/o Ashurst LLP, Broadwalk House, 5 Appold Street, London, EC2A 2HA.

The Group operates as an international healthcare diagnostics business, as presented geographically in note 3.

2.	Accounting policies

Significant Accounting Policies

The financial statements have been prepared under the historical cost convention and are in accordance with applicable United Kingdom law and accounting standards. The following accounting policies have all been applied consistently throughout the year and in the comparative year.

Going concern

During the year ended December 31, 2007 the Group incurred a loss after tax of £12.0 million from continuing operations. The Group’s directors have prepared projected cash flow information for year from the date of approval of these accounts.

During the year, the Group has completed the development of the second generation e-Sensor XT-8 System. The system, along with the eSensor Warfarin Sensitivity test, is currently under review by the FDA. Following the anticipated FDA clearance, the Group expects to launch the product in the second half of 2008. The directors intend to commercialize the product throughout the remainder of 2008 and into 2009 which will involve continued investment in Group’s infrastructure and product pipeline. The forecasts prepared by the directors indicate that further funding will be required in 2009 in order to supplement revenues from the launch of XT-8 and fully enact their commercialization plans to optimize value from the Group’s products.

The directors have a reasonable expectation, given these recent achievements and the current strength of the Group’s operations, that the Group will be able to secure sufficient funding to enable it to properly exploit the commercialization opportunities for the e-Sensor XT-8, meet its liabilities as they fall due for the foreseeable future and are currently evaluating a number of alternatives in order to achieve this.

However, the absence of agreed funding as at the date of this report indicates the existence of a material uncertainty which may cast significant doubt about the Group’s ability to continue as a going concern and therefore it may be unable to realize its assets and discharge its liabilities in the normal course of business. The accounts do not include any adjustments which may be necessary if the Group was unable to continue to operate.

Basis of accounting

The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) for the first time. The disclosures required by IFRS 1 “First Time Adoption of International Financial Reporting Standards” concerning the transition from UK GAAP (United Kingdom Generally Accepted Accounting Practice) to IFRS on January 1, 2006, the transition date, are given in note 28 to these financial statements.

Osmetech plc

Notes to Consolidated Financial Statements (Continued)

2.	Accounting policies (Continued)

Basis of consolidation

The accounts incorporate the financial statements of Osmetech and all of its consolidated subsidiary undertakings made up to December 31 of each year. Osmetech uses the purchase method of accounting to consolidate the results of its subsidiary undertakings. The results of subsidiary undertakings are included from the date of acquisition until the date of disposal. All intra-group transactions, balances, income and expense are eliminated upon consolidation.

Revenue recognition

Continuing business

Revenue is measured as the fair value of the consideration receivable and represents amounts receivable from sales of goods as well as income received from license and development agreements in the normal course of business. Revenue is stated exclusive of value added tax and other sales related taxes. Revenue from the sale of goods, typically consumables, is recognized when substantially all the risks and rewards are transferred to the customer, which is considered to be the point of delivery. Revenue from licenses is recognized evenly over the contractual period to which the license relates.

Discontinued business

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable from sales of goods and services. Revenue is stated exclusive of value added tax and other sales related taxes. Revenue from the sale of goods, typically instruments and consumables, is recognized when substantially all the risks and rewards are transferred to the customer, which is considered to be the point of delivery. Revenue from services is recognized evenly over the period to which the services relate.

Goodwill

Goodwill arising on consolidation represents the excess of the fair value of the consideration over the fair value of the assets acquired. Goodwill is initially recognized at cost and is subsequently measured at cost less accumulated impairment losses. Goodwill which is recognized as an asset is reviewed for impairment at least annually. Any impairment is recognized immediately in the income statement and is not subject to reversal. Negative goodwill is immediately recognized in the income statement.

For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Operating loss

Operating loss is stated after charging administrative expenses including research and development costs and share compensation charges but before interest income.

Osmetech plc

Notes to Consolidated Financial Statements (Continued)

2.	Accounting policies (Continued)

Pension costs

Contributions to defined contribution pension schemes are charged to profit and loss in the year in which they become payable. The differences between amounts payable and amounts actually paid are recognized as either a prepayment or an accrual in the balance sheet.

Share-based compensation arrangements

The Group operates equity-settled share based compensation plans. In accordance with transitional provisions, the Group has applied Financial Reporting Standard 20 (“FRS 20”) Share-based Payment to all grants of equity instruments after November 7, 2002 that were unvested as at May 1, 2005. FRS 20 is consistent with IFRS 2, Share-based Payment which was adopted by the Company as of January 1, 2006.

The Group issues equity-settled share based payments to certain employees. Equity-settled share based payments are measured at fair value at the date of grant. The fair value determined at the grant date is expensed on a straight line basis over the vesting period, based on estimates of the number of options that are expected to vest. Fair value is based on both Black-Scholes and binomial models, according to the relevant measures of performance.

At each balance sheet date, the Group revises its estimate of the number of options that are expected to become exercisable with the impact of any revision being recognized in the statements of operations and a corresponding adjustment to reserves over the remaining vesting period. The proceeds received, net of any transaction costs, are credited to share capital (nominal value) and share premium when the options are exercised.

Operating leases

Rentals under operating leases are charged on a straight-line basis over the lease term, even if the payments are not made on such a basis.

Foreign currency

The individual financial statements of each Group company are measured in the currency of the primary economic environment in which the respective company operates (the functional currency). For the purpose of the consolidated financial statements, the results and financial position of each company are expressed in British Pounds Sterling, which is the functional currency of Osmetech and the reporting currency for the consolidated financial statements.

In preparing the financial statements of the individual companies, transactions in currencies other than the entity’s functional currency are recorded at the rates in effect on the dates of the transactions. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items in foreign currencies are translated at the rates prevailing at the dates when fair values were determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not translated.

Exchange differences arising on the settlement of monetary items and on the retranslation of monetary items are included in profit or loss for the period. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period, except for differences arising on the retranslation of non—monetary items, any exchange component of that gain or loss is also recognized directly in equity.

Osmetech plc

Notes to Consolidated Financial Statements (Continued)

2.	Accounting policies (Continued)

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising are classified as equity and transferred to the Group’s reserves. Such translation differences are recognized as income or as expenses in the period in which the operation is disposed of.

Taxation

Current tax, including UK corporation tax, research and development tax credits and foreign tax, is provided at amounts expected to be paid or recovered using the tax rates enacted or substantively enacted by the balance sheet date.

Deferred taxation

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized. Deferred tax is charged or credited in the statement of operations, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also recorded in equity.

Internally-generated intangible assets—research and development expenditure

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

Any internally-generated intangible asset arising from the Group’s development of healthcare diagnostics and medical devices is recognized only if all of the following conditions are met:

•	an asset is created that can be identified and sold (such as a new product for sale);

•	the Group intends to complete the intangible asset and use or sell it;

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale has been determined;

•	adequate technical, financial and other resources are available to complete the development and to use or sell the intangible asset;

•	it is probable that the asset created will generate future economic benefits; and

•	the development cost of the asset can be measured reliably.

Internally-generated intangible assets are amortized on a straight-line basis over their useful lives. Where no internally-generated intangible asset can be recognized, development expenditure is

Osmetech plc

Notes to Consolidated Financial Statements (Continued)

2.	Accounting policies (Continued)

recognized as an expense in the period in which it is incurred. An asset is not normally recognized until FDA clearance or approval has been obtained and a commercially viable market has been identified.

Licenses

Licenses are depreciated on a straight-line basis over the shorter of the life of the product to which the license relates after the first sale of the product and the contractual length of the license. The product life may be shorter than the remaining contractual length of the license in circumstances when such products become obsolescent as a result of technical developments in the market.

Patents and trademarks

Patents and trademarks are measured initially at purchase cost and are amortized on a straight-line basis over their estimated useful lives, which is the shorter of the life of the product to which it relates after the first sale of the product and the contractual length of the patent or trademark. The product life may be shorter than the remaining contractual length of the license in circumstances when such products become obsolete as a result of technical developments in the market.

Property, plant and equipment

Property, plant and equipment assets are stated at cost, net of accumulated depreciation and any provision for impairment.

Depreciation

Depreciation is charged so as to write off the cost, less estimated residual values, of all tangible fixed assets, except for assets under construction, over their expected useful lives. Residual values are re-evaluated at each balance sheet date and the Group’s property, plant and equipment currently have estimated residual values of £0. It is calculated at the following rates:

Short leasehold improvements	-	over the shorter of the life of lease or the useful economic life of the asset
Plant, machinery and laboratory equipment	-	10 - 35% per annum on cost
Office equipment	-	25 - 50% per annum on cost

No depreciation is charged in respect of assets under construction until the assets are available for use at which point they are transferred into plant, machinery and laboratory equipment.

Inventories

Inventories are valued at the lower of cost or net realizable value. Cost comprises direct materials costs and, where applicable, direct labor costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the FIFO method. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Trade receivables

Trade receivables are stated at amortized cost less allowances for estimated irrecoverable amounts.

Osmetech plc

Notes to Consolidated Financial Statements (Continued)

2.	Accounting policies (Continued)

Cash and cash equivalents

Cash and cash equivalents include cash, deposits and other short-term highly liquid investments which are readily convertible into known amounts of cash, have a short maturity of three months or less from the date of acquisition and which are subject to an insignificant risk of change in value.

Non-current assets held for sale

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Trade payables

Trade payables are stated at amortized cost.

Financial instruments

The Company does not hold or issue derivative financial instruments for trading purposes.

Investments

Investments are initially recognized at cost, including transaction costs. In subsequent periods, investments are recognized at amortized cost less any impairment loss recognized to reflect irrecoverable amounts. An impairment loss is recognized in the statement of operations when there is objective evidence that the asset is impaired, and is measured as the difference between the investment’s carrying value and the present value of estimated future cash flows discounted at the effective interest rate.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Translation of British Pound Sterling Statements to US dollar statements

The financial statements are stated in British Pound Sterling, the currency of the country in which Osmetech plc is incorporated. The translation of British Pound Sterling amounts into US dollar amounts are included solely for the convenience for the readers in the United States of America and have been made at a rate of US$1.9906 to £1.00, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2008. Such translations should not be construed as representations that the British Pound Sterling amounts could be converted into US Dollars at that or any other rate of exchange.

Osmetech plc

Notes to Consolidated Financial Statements (Continued)

2.	Accounting policies (Continued)

Critical accounting judgments and key sources of estimation uncertainty

In the process of applying the Group’s accounting policies, the Group is required to make certain estimates, judgments and assumptions that it believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period presented.

On an ongoing basis, the Group evaluates its estimates using historical experience and other methods considered reasonable in the particular circumstances. Actual results may differ from the estimates, the effect of which is recognized in the period in which the facts that give rise to the revision become known. The following paragraphs detail the estimates and judgments the Group believes to have the most significant impact on the annual results under IFRS.

a)	Revenue recognition

The Group recognizes revenue as described in the revenue recognition accounting policy, when the collection of the resulting receivable is reasonably assured. Should management consider at the point of sale that collectibility is not reasonably assured, due to the assessment of the creditworthiness of the customer or other such available evidence, the revenue would not be recognized until such a time when the collectibility is determined to be probable.

b)	Fair value of share options

The Group operates three share based compensation plans. As required by IFRS 2, the Group’s share options are measured at fair value, using a suitable valuation model, and this fair value is recognized as an expense over the performance period. The determination of the fair values involves a significant amount of estimation and application of judgment.

The assumptions are based on management’s best estimates of the expected share price volatility, dividend yield and the expected life of the options as well as factors such as the risk free rate, the vesting period, the effects of exercise restrictions and behavioral considerations and, where applicable, the expected probability of achieving market-based and non-market based performance criteria. These assumptions may differ from actual results due to changing market and economic conditions as well as differences in actual behavior to that assumed by management. This may have a positive or negative impact on operating results. Volatility is determined at the date of grant in reference to the historical volatility of Osmetech’s share price over a length of time that corresponds to the average expected life of the option. The expected life of the option is determined in reference to historical trends in the length of time an employee will hold an option before it is exercised. The probability of achieving market-based criteria is assessed using the latest available market information at each grant date and the probability of achieving non-market based performance criteria is assessed on the individual circumstances at each grant date including the probability and timing of the milestones to be achieved.

c)	Goodwill

The Group records all assets and liabilities acquired in purchase acquisitions, including goodwill, at fair value. Goodwill is not amortized but is subject, at a minimum, to annual tests for impairment. Impairment analyses require management to make subjective judgments concerning the fair value of cash generating units, which are determined using discounted cash flow analyses based upon the Group’s latest approved plans and forecasts.

Osmetech plc

Notes to Consolidated Financial Statements (Continued)

2.	Accounting policies (Continued)

d)	Intangible assets

The Group invests significant resources in the research and development of healthcare diagnostics and medical devices. The point at which a project moves from the research stage to the development phase is considered to be a critical accounting judgment. The factors which are taken into consideration include whether the product has received FDA clearance or approval, and whether the product has a commercially viable market.

The valuation of internally-generated intangible assets arising from the capitalization of development costs requires management to make subjective judgments concerning the generation of future economic benefits in order to estimate its recoverable value for impairment testing purposes.

Recently issued accounting standards but not yet adopted

At the date of these financial statements, the following relevant standards and interpretations were issued but not yet effective. The directors anticipate that the Group will adopt these standards and interpretations on their effective dates.

IFRS 8:	Operating segments
IFRS 3 (revised):	Business combinations
Amendments to IAS 27:	Consolidated and separate financial statements
Amendments to IAS 1:	Presentation of financial statement - A revised presentation
Amendments to IAS 23:	Borrowing costs
IFRIC 11: IFRS 2:	Company and treasury share transactions
IFRIC 12:	Service concession arrangements
IFRIC 13:	Customer loyalty programmes
IFRIC 14: IAS 19:	The limit on a defined benefit asset, minimum funding requirements and their interaction
Amendments to IAS 32 and IAS 1:	Puttable instruments and obligations arising on liquidation
Amendments to IFRS 2:	Shared — based payments: Vesting conditions and cancellations

The directors anticipate that the adoption of these standards and interpretations will have no material impact on the Group’s financial statements.

Osmetech plc

Notes to Consolidated Financial Statements (Continued)

3.	Segment reporting

Revenue is wholly attributable to the Group’s principal activity, which is the design, development, manufacture and sale of healthcare diagnostics and medical devices incorporating sensing technology. The geographical analysis of segment revenue and segment result is based on the location of its markets and is as follows:

		Rest of			Rest of
	UK	Europe	USA	Far East	World	Group
	£	£	£	£	£	£

Year ended December 31, 2006
Continuing operations
Segment revenue	—	—	48,635	—	—	48,635

Segment result	(2,675,773)	—	(10,075,387)	—	—	(12,751,160)

Interest on bank balances and term deposits						284,582

Loss before tax						(12,466,578)
Tax						126,211

Loss for the year from continuing operations						(12,340,367)

		Rest of			Rest of
	UK	Europe	USA	Far East	World	Group
	£	£	£	£	£	£

Year ended December 31, 2007
Continuing operations
Segment revenue	—	2,253	153,014	9,629	4,377	169,273

Segment result	(1,378,575)	(155,307)	(10,548,905)	(663,850)	(301,763)	(13,048,400)

Interest on bank balances and term deposits						864,143

Loss before tax						(12,184,257)
Tax						153,633

Loss for the year from continuing operations						(12,030,624)

The UK segment result includes £2,055,331 and £1,090,309 of corporate costs for the years ended December 31, 2006 and 2007, respectively.

The segment result includes £620,442 and £450,317 in respect of share compensation charges for the years ended December 31, 2006 and 2007, respectively, all of which are included within the UK segment.

Osmetech plc

Notes to Consolidated Financial Statements (Continued)

3.	Segment reporting (Continued)

		Rest of			Rest of
	UK	Europe	USA	Far East	World	Group
	£	£	£	£	£	£

Year ended December 31, 2006
Discontinued operations
Segment revenue	85,400	1,383,726	6,166,832	2,303,960	582,543	10,522,461

Segment result	(1,328,009)	107,616	58,247	179,680	45,305	(937,161)

Interest on bank balances and term deposits						—

Loss before taxation						(937,161)
Taxation						—

Loss for the year from discontinued operations						(937,161)

		Rest of			Rest of
	UK	Europe	USA	Far East	World	Group
	£	£	£	£	£	£

Year ended December 31, 2007
Discontinued operations
Segment revenue	38,311	119,466	429,161	145,651	28,999	761,588

Segment result	(1,119,618)	(172,922)	(88,883)	(210,823)	(41,975)	(1,634,221)

Interest on bank balances and term deposits						—
Loss before tax						(1,634,221)
Tax						—

Loss for the year from discontinued operations						(1,634,221)
Profit on disposal of discontinued operations						18,529,383
Loss on realization of cumulative translation adjustment						(713,901)
Tax on profit on disposal of discontinued operation						(166,836)

Total profit for the year from discontinued operations						16,014,425

The UK segment result includes no corporate costs for the years ended December 31, 2006 and 2007.

The segment result above includes £160,854 and £164,456 in respect of share compensation charges for the years ended December 31, 2006 and 2007, respectively, all of which are included within the UK segment.

Osmetech plc

Notes to Consolidated Financial Statements (Continued)

3.	Segment reporting (Continued)

The geographical analysis of segment assets and liabilities based on the location of the assets and liabilities is as follows:

		Rest of
	UK	Europe	USA	Group
	£	£	£	£

Year Ended December 31, 2006
Continuing operations
Other information
Purchases of property, plant and equipment and
other intangible assets	107,486	—	638,756	746,242
Depreciation and amortization	1,284	—	361,900	363,184
Balance sheet
Segment assets	6,296,756	—	4,272,962	10,569,718

Segment liabilities	(385,064)	—	(1,857,027)	(2,242,091)

		Rest of
	UK	Europe	USA	Group
	£	£	£	£

Year Ended December 31, 2007
Continuing operations
Other information
Purchases of property, plant and equipment and other intangible assets	4,644	—	1,042,683	1,047,327
Depreciation and amortization	35,643	—	553,968	589,611
Balance sheet
Segment assets	7,496,345	37,822	9,328,644	16,862,811

Segment liabilities	(278,182)	(1,837)	(1,164,504)	(1,444,523)

		Rest of
	UK	Europe	USA	Group
	£	£	£	£

Year Ended December 31, 2006
Discontinued operations
Other information
Purchases of property, plant and equipment and other intangible assets	—	—	539,496	539,496
Depreciation and amortization	19,356	5,122	222,967	247,445
Balance sheet
Segment assets	—	117,135	4,480,493	4,597,628

Segment liabilities	—	(38,689)	(1,497,771)	(1,536,460)

Osmetech plc

Notes to Consolidated Financial Statements (Continued)

3.	Segment reporting (Continued)

Reconciliation of segment assets and liabilities to total assets and liabilities

	Group
	2006	2007
	£	£

Year ended December 31
Segment assets, continuing	10,569,448	16,862,811
Segment assets, discontinued	4,597,628	—
Current tax assets	126,416	465,220

Total Assets	15,293,492	17,328,031

	Group
	2006	2007
	£	£

Year ended December 31
Segment liabilities, continuing	2,242,091	1,444,523
Segment liabilities, discontinued	1,536,460	—
Current tax liabilities	9,524	8,478

Total Liabilities	3,788,075	1,453,001
Year ended December 31, 2007
Discontinued operations

There were no purchases of property, plant and equipment, or other intangible assets. There was no depreciation or amortization charged during the year ended December 31, 2007, other than the impairment of £1,057,000 in respect of the GeneSensor business discontinued in 2007, which is included in the UK segment result, and there are no segment assets or liabilities.

4.	Operating loss

The following items are charged in arriving at the Group’s operating loss from continuing operations and the operating income from discontinued operations.

	2006			2007
		Continuing	Discontinued		Continuing	Discontinued
	Group	Operations	Operations	Group	Operations	Operations
	£	£	£	£	£	£

Amortization of other intangible assets	12,686	8,456	4,230	110,000	110,000	—
Depreciation	597,943	354,728	243,215	479,611	479,611	—
Fees payable to the auditors for the statutory audit of the annual accounts
- Osmetech plc	39,000	39,000	—	40,921	40,921	—
- Subsidiaries	42,663	21,927	20,736	24,479	24,479	—
Fees payable to the auditors for other services to the Group:
- Tax services	41,624	41,624	—	53,695	53,695	—
- Other	—	—		47,483	42,322	5,161

Osmetech plc

Notes to Consolidated Financial Statements (Continued)

4.	Operating loss (Continued)

	2006			2007
		Continuing	Discontinued		Continuing	Discontinued
	Group	Operations	Operations	Group	Operations	Operations
	£	£	£	£	£	£

Operating lease rentals—plant and machinery	31,966	12,735	19,231	27,152	25,591	1,561
Impairment of goodwill, property plant and equipment and other intangible assets	—	—	—	1,057,832	—	1,057,832
Research and development	3,476,110	3,034,323	441,787	2,748,272	2,595,179	153,093
Loss on disposal of property, plant and equipment	8,064	—	8,064	18,779	18,779	—
Staff costs (see note 5)	10,442,935	5,554,310	4,888,625	7,233,425	6,413,616	819,809
Net foreign exchange losses	523,442	523,442	—	67,815	67,815	—
Cost of inventories recognized as expense	6,979,582	31,350	6,948,232	668,618	92,818	575,800

Revenue from continuing operations comprises £22,000 and £112,000 from goods and £27,000 and £57,000 from licenses for the years ended December 31, 2006 and 2007, respectively.

5.	Staff costs

Staff costs for all employees, including executive directors and non-executive directors, consist of:

	Year ended December 31,
	2006	2007
	£	£

Wages and salaries	8,829,012	5,935,052
Social security costs	582,153	458,693
Other pension costs	250,474	224,907
Share compensation charges	781,296	614,773

	10,442,935	7,233,425

The average monthly number of employees of the Group during the year, including executive directors, was as follows:

	Year Ended December 31,
	2006	2007
	Number	Number

Manufacturing	58	33
Research and development	47	38
Selling and administration	54	30

	159	101

Osmetech plc

Notes to Consolidated Financial Statements (Continued)

5.	Staff costs — (Continued)

6.	Executive and non-executive directors

	Year Ended December 31
	2006	2007
	£	£

Emoluments	2,131,145	1,369,836
Defined contribution pension scheme payments	63,376	54,641

	2,194,521	1,424,477

The executive and non-executive directors are considered to be the key management personnel of the Group.

	Year Ended December 31
	2006	2007
	£	£

Highest paid executive director:
Emoluments	938,776	566,226
Defined contribution pension scheme payments	25,550	29,256

	964,326	595,482

There were 3 directors in each of the years ended December 31, 2006 and 2007 who are participants in defined contribution plans.

Options

				Total options
				on
	Total options			ordinary
	on ordinary			shares
	shares of 0.10p	Lapsed/waived	Granted	of 0.10p
	31 December	during the	during the	December 31,	Date of	Exercise Price	Exercisable
Director	2006	period	Period	2007	Grant	per share	From	To

Gordon J. Hall	100,000	—	—	100,000	25.09.98	20.0p	21.10.01	21.01.08

James N. White	6,590,248	—	—	6,590,248	02.09.05	0.1p	03.09.05	02.09.15
	493,822	—	—	493,822	02.09.05	0.1p	02.10.05	02.09.15
	2,070,280	—	—	2,070,280	02.09.05	0.1p	02.10.05	02.09.15

David A. Sandilands	3,295,124			3,295,124	02.09.05	0.1p	03.09.05	02.09.15
	493,822	—	—	493,822	02.09.05	0.1p	02.10.05	02.09.15
	788,229	—	—	788,229	02.09.05	0.1p	02.10.05	02.09.15
	—	—	253,963	253,963	30.01.07	0.1p	31.01.07	30.01.17

Gordon Kuenster	135,000	—	—	135,000	26.04.00	262.5p	26.04.03	26.04.10
	100,000	—	—	100,000	20.03.01	110.0p	20.03.04	20.03.11
	100,000	—	—	100,000	29.01.02	127.5p	29.01.05	29.01.12

Alfred Marek	1,000,000	1,000,000	—	—	01.04.03	23.3p	01.04.04	01.04.13
	1,977,074	1,977,074	—	—	02.09.05	0.1p	03.09.05	02.09.15

Bruce Huebner	1,318,049			1,318,049	02.09.05	0.1p	02.10.05	02.09.15
	—	—	2,231,038	2,231,038	30.01.07	0.1p	31.01.07	30.01.17

The mid-market price of the shares at December 31, 2006 and 2007 was 25.25p and 24.25p, respectively, and the range during such years was between 15.75p and 33.75p and 17.75p and 27.25p, respectively.

Osmetech plc

Notes to Consolidated Financial Statements (Continued)

7.	Tax on loss on ordinary activities

	Years Ended December 31,
	Continuing		Discontinued
	Operations		Operations		Total
	2006	2007	2006	2007	2006	2007
	£	£	£	£	£	£

Current tax:
Adjustment in respect of prior years	(65)	63,532	—	—	(65)	63,532
Research and development tax credit	(126,146)	(217,165)	—	—	(126,146)	(217,165)
Tax charge from discontinued activities	—	—	—	166,836	—	166,836

Total current tax	(126,211)	(153,633)	—	166,836	(126,211)	13,203

Corporation tax is calculated at 30% of the estimated assessable income for the year for each of the years ended December 31, 2006 and 2007. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The rate of UK corporation tax was reduced from 30% to 28% on April 1, 2008. While this has not affected the tax reported for the year ended December 31, 2007, the reduced rate applies to any UK deferred tax as at December 31, 2007.

The adjustment in respect of prior years represents amendments made to the research and development tax credit claimed in respect of the period ended December 31, 2005.

The credit for the year can be reconciled to the loss before tax as follows:

	Years ended December 31,
	2006	2006	2007	2007
	£	%	£	%

Continuing operations
Loss before tax from continuing operations	(12,466,578)	100%	(12,184,257)	100%

Tax credit at UK corporation tax rate of 30%	(3,739,973)	30%	(3,655,277)	30%
Effects of
- unrecognized deferred tax assets	3,632,053	(29)%	3,431,034	(28)%
- research and development tax credit	(93,578)	—	(7,550)	—
- expenses not deductible for tax purposes	75,352	—	14,628	—
-adjustment in respect of prior year	(65)	—	63,532	(1)%

Total tax credit from continuing operations	(126,211)	(1)%	(153,633)	(1)%

Osmetech plc

Notes to Consolidated Financial Statements (Continued)

7.	Tax on loss on ordinary activities (Continued)

	Years ended December 31,
	2006	2006	2007	2007
	£	%	£	%

Discontinued operations
(Profit)/loss before tax from discontinued operation	(937,161)	100%	16,181,261	100%

Tax charge (credit)/charge at UK corporation tax rate of 30%	(281,148)	30%	4,854,378	30%
Effects of:
- tax rate differences	—	—	166,836	1%
- unrecognized deferred tax assets	281,148	(30)%	(4,854,378)	(30)%

Total tax charge from discontinued operations	—	—	166,836	1%

Of the total tax charge, approximately £57,198 and £4,330,428 for the years ended December 31, 2006 and 2007, respectively, related to the profits arising in the Critical Care Division (“CCD”). After the utilization of tax losses, the total tax charge relating to discontinued operations was £0 and £166,836 for the years ended December 31, 2006 and 2007, respectively, which arose on the disposal of the CCD during the year.

There were no cumulative unremitted earnings of overseas subsidiaries and related undertakings at December 31, 2006 or December 31, 2007. Therefore, no deferred tax provision is required in respect of those earnings.

Factors that may affect the future tax credit

Deferred tax assets, principally in respect of tax losses carried forward have not been recognized, as there is insufficient evidence that the asset will be recovered. The amount of the tax losses carried forward is £33,191,000 and £28,269,000 for the years ended December 31, 2006 and 2007, respectively. In addition, a deferred tax asset in respect of capital allowances of £110,000 and £113,000 for the years ended December 31, 2006 and 2007, respectively, has not been recognized. These assets will be recoverable if the Group generates income in the future from the same trade in which the expenses were incurred.

The UK full rate of corporation tax was reduced from 30% to 28% with effect from April 1, 2008. The 30% rate applied to profits arising before that date and the 28% rate applies to profits arising after that date.

8.	Discontinued operations

Critical Care Division

In December 2006, the Group entered into a sale and purchase agreement to dispose of the blood gas analyzer business. The disposal was completed on January 31, 2007 on which date control of the business passed to the acquirer. The fair value of the consideration received was £22,021,685 ($43,294,632) which comprised cash consideration of £23,071,211 ($45,358,000), less costs of £1,049,526 ($2,063,368).

GeneSensor

During the year, the development of the GeneSensor instrument platform was discontinued with the Group’s resources fully focused on the eSensor technology and eSensor XT-8 platform. The GeneSensor technology was obtained as part of the acquisition of Molecular Sensing plc in 2004. Due to

Osmetech plc

Notes to Consolidated Financial Statements (Continued)

8.	Discontinued operations (Continued)

the decision to abandon the GeneSensor business, the Group has revised its cash flow forecasts for this cash generating unit (“CGU”). The non-current assets relating to GeneSensor CGU were therefore reduced to their recoverable amount, being their value in use, of £0, with the related impairment charge being reported within discontinued operations. The impairment losses of £0 and £1,057,832 included the write down of goodwill arising on the acquisition of the Molecular Sensing business amounting to £0 and £977,095, the impairment of the property plant and equipment amounting to £0 and £44,534 and the impairment of other intangible assets amounting to £0 and £36,203 for the years ended December 31, 2006 and 2007, respectively. The impairment losses recorded in the Company amounted to £1,240,942 which included the write-down of the investment of £0 and £1,159,395, the impairment of the Property, Plant and Equipment of £0 and £45,344 and other intangible assets of £0 and £36,203 for the years ended December 31, 2006 and 2007, respectively. All of these impairments have been reported in the loss attributable to the GeneSensor discontinued operation.

The results of the discontinued operations, which have been included in the statement of operations, were as follows:

	Critical Care
	Division	GeneSensor	Total
	£	£	£

Year ended December 31, 2006
Revenue	10,522,461	—	10,522,461
Expenses	(11,102,469)	(357,153)	(11,459,622)

Net loss attributable to discontinued operations	(580,008)	(357,153)	(937,161)

	Critical Care
	Division	GeneSensor	Total
	£	£	£

Year ended December 31, 2007
Revenue	761,588	—	761,588
Expenses	(1,150,052)	(187,925)	(1,337,977)
Impairment losses	—	(1,057,832)	(1,057,832)

Loss from operations	(388,464)	(1,245,757)	(1,634,221)

Profit on disposal of discontinued operations	18,529,383	—	18,529,383
Attributable tax expense	(166,836)	—	(166,836)
Realization of cumulative translation adjustments	(713,901)	—	(713,901)

Net profit/(loss) attributable to discontinued operations net of tax	17,260,182	(1,245,757)	16,014,425

There is no tax income or expense in 2006 and 2007 in respect of the trading loss attributable to the discontinued operations.

The effect of discontinued operations on reporting segments is disclosed in note 3. The GeneSensor operation, included within that total, increased the operating loss and loss before tax of the UK segment by £271,528 and £1,064,164 and of the US segment by £85,625 and £181,593 in the years ended December 31, 2006 and 2007, respectively. The GeneSensor discontinued operation did not impact segment revenues or the tax credit in either 2006 or 2007.

Osmetech plc

Notes to Consolidated Financial Statements (Continued)

8.	Discontinued operations (Continued)

The net assets of the Critical Care Division at December 31, 2006 and the date of disposal when classified as held for sale were as follows:

	December 31,	January 31,
	2006	2007
	£	£

Goodwill	271,362	271,362
Property, plant and equipment	862,402	862,402
Inventories	1,863,660	1,751,455
Trade and other receivables	1,600,204	1,365,515

Total assets classified as held for sale	4,597,628	4,250,734

Trade and other payables	(1,536,460)	(591,596)

Total liabilities directly associated with assets classified as held for sale	(1,536,460)	(591,596)

Net assets of the disposal group	3,061,168	3,659,138

9.	Earnings per share

	Years ended December 31
	2006	2007
	£	£

Loss/(profit) for the year attributable to equity holders of the company — continuing and discontinued operations	(13,277,528)	3,983,801
Adjustment for loss/(profit) from discontinued operations	937,161	(16,014,425)

Loss for the year attributable to equity holders of the company — continuing operations	(12,340,367)	(12,030,624)

	pence	pence

Earnings per share from continuing and discontinued operations
Basic and diluted	(8.02)	1.96

Earning per share from continuing operations
Basic and diluted	(7.46)	(5.93)

Earnings per share from discontinued operations
Basic and diluted	(0.57)	7.89

Basic earnings per share is calculated by dividing profit or loss for the financial year attributable to equity holders by 165,457,028 and 202,934,689, for the years ended December 31, 2006 and 2007, respectively, being the weighted average number of shares in issue during the year.

As the Group reported a loss for the year from continuing operations, all potential shares relating to share options are viewed as antidilutive. The number of potential dilutive ordinary shares was 30,004,873 and 30,498,838 at December 31, 2006 and 2007, respectively.

Osmetech plc

Notes to Consolidated Financial Statements (Continued)

10.	Goodwill

£

Cost:
At January 1, 2006	1,308,701
Reclassified as assets held for sale	(271,362)
Exchange differences	(60,244)

At December 31, 2006 and December 31, 2007	977,095

Accumulated impairment losses

At January 1, 2006 and December 31, 2006	—
Impairment losses	977,095

At December 31, 2007	977,095

Carrying amount
December 31, 2006	977,095

December 31, 2007	—

The Company tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.

Due to the decision to abandon the GeneSensor molecular sensing business as described in note 8, the Group has revised its cash flow forecasts for this cash-generating unit (“CGU”). The non-current assets relating to the GeneSensor CGU, including the goodwill, have therefore been reduced to their recoverable amount of £0, with the related impairment charge being reported within discontinued operations.

Osmetech plc

Notes to Consolidated Financial Statements (Continued)

11.	Other intangible assets

	Patents and	Intellectual	License
Group:	Trademarks	Property	costs	Total
	£	£	£	£

Cost:
At January 1, 2006	278,273	600,000	730,117	1,608,390
Additions	16,715	—	240,865	257,580
Exchange differences	—	—	(65,230)	(65,230)

At December 31, 2006	294,988	600,000	905,752	1,800,740
Additions	4,644	—	384,106	388,750
Exchange differences	—	—	(12,910)	(12,910)

At December 31, 2007	299,632	600,000	1,276,948	2,176,580

Amortization:

At January 1, 2006	254,142	600,000	—	854,142
Charge for the year	4,228	—	8,456	12,684
Exchange differences	—	—	(33)	(33)

At December 31, 2006	258,370	600,000	8,423	866,793
Charge for the year	4,576	—	105,424	110,000
Impairment losses	36,203		—	36,203
Exchange differences	—	—	837	837

At December 31, 2007	299,149	600,000	114,684	1,013,833

Carrying amount

At December 31, 2006	36,618	—	897,329	933,947

At December 31, 2007	483	—	1,162,264	1,162,747

Licenses have an average remaining amortization period of 18 and 16 years at December 31, 2006 and 2007, respectively. Due to the decision to abandon the GeneSensor molecular sensing business as described in note 8, the Group has revised its cash flow forecasts for this cash generating unit (“CGU”). The non-current assets relating to GeneSensor CGU have therefore been reduced to their recoverable amount of £0, with the related impairment charge being reported within discontinued operations.

Osmetech plc

Notes to Consolidated Financial Statements (Continued)

12.	Property, plant and equipment

			Plant,
	Short		machinery
	leasehold	Assets under	and laboratory	Office
	improvements	construction	instruments	equipment	Total
	£	£	£	£	£

Cost
At January 1, 2006	159,311	44,825	1,326,886	628,446	2,159,468
Additions	13,166	348,894	340,363	325,735	1,028,158
Disposals	—	(8,064)	—	(16,228)	(24,292)
Reclassified as held for sale	(4,423)	(380,358)	(585,601)	(464,770)	(1,435,152)
Currency translation adjustment	(18,826)	(5,297)	(156,812)	(72,195)	(253,130)

At December 31, 2006	149,228	—	924,836	400,988	1,475,052
Additions	—	—	417,239	241,338	658,577
Disposals	—	—	—	(18,779)	(18,779)
Currency translation adjustment	(2,129)	—	(11,884)	(5,651)	(19,664)

At December 31, 2007	147,099	—	1,330,191	617,896	2,095,186

Accumulated depreciation
At January 1, 2006	24,483	—	437,521	245,698	707,702
Charge for the year	38,478	—	338,204	221,261	597,943
Disposals	—	—	—	(16,228)	(16,228)
Reclassified as held for sale	(2,331)	—	(312,657)	(257,762)	(572,750)
Currency translation adjustment	(5,334)	—	(74,277)	(40,021)	(119,632)

At December 31, 2006	55,296	—	388,791	152,948	597,035
Charge for the year	35,601	—	305,345	138,665	479,611
Impairment losses	—	—	44,534	—	44,534
Currency translation adjustment	(195)	—	(1,216)	(803)	(2,214)

At December 31, 2007	90,702	—	737,454	290,810	1,118,966

Net book value
At December 31, 2006	93,932	—	536,045	248,040	878,017

At December 31, 2007	56,397	—	592,737	327,086	976,220

The Group had not entered into contractual commitments for the acquisition of property, plant and equipment at December 31, 2006 or 2007.

Due to the decision to abandon the GeneSensor molecular sensing business as described in note 8, the Group has revised its cash flow forecasts for the cash generating unit (“CGU”). The non-current assets relating to GeneSensor CGU have therefore been reduced to their recoverable amount of £0, with the related impairment charge being reported within discontinued operations.

Osmetech plc

Notes to Consolidated Financial Statements (Continued)

13.	Investments

(a)  Subsidiary Undertakings

The following were subsidiary undertakings at the end of the year and have all been included in the consolidated financial statements.

		Proportion of
	Country of	voting rights and
	incorporation or	ordinary share	Nature of
Name	registration	capital held	business

Osmetech Technology Inc.	USA	100%	Holding company
Osmetech Inc.	USA	100%*	Same as ultimate parent company
Clinical Micro Systems Inc.	USA	100%*	Same as ultimate parent company
Osmetech GmbH	Germany	100%	Dormant
Molecular Sensing Limited	UK	100%	Dormant
Molecular Sensors Limited	UK	100%	Dormant
Osmetech AESOP Trustee Limited	UK	100%	Dormant

The country of operation is the same as the country of incorporation or registration.

*     Shares held by Osmetech Technology Inc.

(b)	Other investments

		Proportion of
	Country of	voting rights and
	incorporation or	ordinary share	Nature of
Name	registration	capital held	business

Atlas Genetics Limited	UK	6.1%	Electrochemical DNA detection

OHMx Corporation	USA	5.4%*	Electrochemical detection

*     Shares held by Clinical Micro Sensors, Inc.

Both of these investments are in unquoted private companies. The investments were received in exchange for non-cash consideration. The fair value of these investments at December 31, 2007, which is also the carrying value, is considered to be £0.

14.	Inventories

	As of December 31,
	2006	2007
	£	£

Raw materials and work in progress	397,633	391,771
Finished goods	—	54,035

	397,633	445,806

There is no material difference between the replacement cost of inventories and the amount at which they are stated in the financial statements at either December 31, 2006 or 2007.

Osmetech plc

Notes to Consolidated Financial Statements (Continued)

15.	Trade and other receivables

	As of December 31,
	2006	2007
	£	£

Due within one year:
Trade receivables	34,160	49,216
Other debtors	82,654	159,951
Prepayments and accrued income	177,106	158,161

	293,920	367,328

Trade receivables of £34,160 and £49,216 as of December 31, 2006 and 2007, respectively, which exclude those receivables classified as held for sale do not carry interest and are stated net of allowances for doubtful receivables of £nil.

Including receivables classified as held for sale, total trade receivables net of allowances amounted to £1,634,364 and £49,216, comprising those amounts above and trade receivables classified as held for sale of £1,600,204 and £0, as of December 31, 2006 and 2007, respectively. Trade receivables do not carry interest and allowances for doubtful receivables were £95,135 and £0 as of December 31, 2006 and 2007, respectively.

The Group has no significant concentration of credit risk, with exposure spread over a large number of customers. Management attempt to ensure that the carrying amount of trade and other receivables approximates their fair value. The average credit period taken on sales is 56 days and 30 days for the years ended December 31, 2006 and 2007, respectively.

Included within the Group’s trade receivables balance are debtors with a carrying value of £184,000 and £0 as of December 31, 2006 and 2007, respectively, which are past due but for which the Group has not provided against as there had not been a significant change in credit quality and the assets were classified as held for sale and recovered through the sale of the disposal group. The average age of these balances was 60 days in the year ended December 31, 2006.

The Group primarily sells to US hospitals and reference laboratories, which have high credit ratings. No formal independent third-party credit scoring system is employed although credit limits and payment history are regularly reviewed for each customer.

	Year Ended December 31,
	2006	2007
	£	£

Movement in allowance for doubtful receivables
Balance at the start of the year	100,000	95,135
Amounts recovered from customer	2,702	—
Amounts recovered through sale of disposal group	—	(95,135)
Exchange gain	(7,567)	—

Balance at the end of the year	95,135	—

The aging of the impaired trade receivables at December 31, 2006 was over 120 days.

Management considers that the carrying amount of trade and other receivables approximates fair value at both December 31, 2006 and 2007 on the basis of discounted cash flow analyses.

Osmetech plc

Notes to Consolidated Financial Statements (Continued)

16.	Current tax assets

	As of December 31,
	2006	2007
	£	£

Research and development tax credits receivable	126,146	279,779
Income tax recoverable	—	185,441

	126,146	465,220

17.	Cash and cash equivalents

	As of December 31,
	2006	2007
	£	£

Cash at bank and in hand	1,403,085	4,713,622
Short-term deposits	5,686,021	9,197,088

Cash and cash equivalents	7,089,106	13,910,710

The effective interest rate on short-term deposits was 5.22% and 4.08% during the years ended December 31, 2006 and 2007, respectively. These deposits had a weighted average maturity of 31 days and 20 days in the years ended December 31, 2006 and 2007, respectively. In the years ended December 31, 2006 and December 31, 2007, short-term deposits included a significant amount denominated in US Dollars. Excluding the impact of the US Dollar deposits, the effective interest rate on short-term deposits which were denominated in sterling was 5.05% and 5.9%, respectively.

The carrying amount of these assets approximates to their fair value as these are highly liquid assets with an average maturity of 31 days and 20 days for the years ended December 31, 2006 and 2007, respectively.

18.	Trade and other payables

	As of December 31,
	2006	2007
	£	£

Trade payables	365,341	502,081
Accrued employee benefits	1,328,700	435,942
Accrued professional fees	130,300	130,512
Other accrued expenses	244,470	204,893

	2,068,811	1,273,428

Trade payables and accruals principally comprise amounts outstanding for trade purchases and ongoing costs. No interest was payable in the years ended December 31, 2006 and 2007 as all trade and other payables were current. The Group has financial risk management policies in place to ensure that all payables are paid within the appropriate time frame.

Management has attempted to ensure that the carrying amount of trade payables equates to fair value at both December 31, 2006 and 2007 on the basis of discounted cash flow analyses.

The average credit period taken for trade purchases was 15 days and 18 days for the years ended December 31, 2006 and 2007, respectively.

Osmetech plc

Notes to Consolidated Financial Statements (Continued)

19.	Provisions

£

At January 1, 2006	20,000
Additional provision in the year	153,280

At December 31, 2006	173,280

Additional provision in the year	—
Exchange difference	(2,185)

At December 31, 2007	171,095

Provisions which relate to damage to leased properties represent estimates for asset retirement obligations to remove assets at the end of the lease term for which there will be no alternative future use at the end of the lease term. The actual amount payable will depend on actual expenses arising at the end of the term which is considered to be payable in two to five years.

20.	Share capital and other reserves

	As of December 31,
	2006	2007
	£	£

Authorized:
Ordinary share capital:
1,120,000,000 shares of 0.10p	1,120,000	1,120,000
1,200,000,000 deferred shares of 0.99p each and 1,200,000,000 deferred shares of 0.99p each as of December 31, 2006 and 2007, respectively	11,880,000	11,880,000

Authorized share capital — total	13,000,000	13,000,000

Allotted, called up and fully paid:
Ordinary share capital:
201,354,973 shares of 0.10p each and 201,606,639 shares of 0.10p each, as of December 31, 2006 and 2007, respectively	201,355	201,607
674,978,300 deferred shares of 0.99p each and 674,978,300 deferred shares of 0.99p each, as of December 31, 2006 and 2007, respectively	6,682,285	6,682,285

	6,883,640	6,883,892

Allotted and called up but unpaid ordinary share capital:
Ordinary share capital:
1,450,000 shares of 0.10p as of each of December 31, 2006 and 2007	1,450	1,450
14,500,000 deferred shares of 0.99p as of each of December 31, 2006 and 2007	143,550	143,550

	145,000	145,000

Called up share capital — total	7,028,640	7,028,892

The deferred shares were created at the time of the 10-for-1 consolidation of ordinary shares on September 30, 2005 and management considers these to be of minimal value. The deferred shares do

Osmetech plc

Notes to Consolidated Financial Statements (Continued)

20.	Share capital and other reserves (Continued)

not entitle the holder thereof to payment of any dividend or other distribution or to receive notice or attend or vote at any general meeting of the Company. The deferred shares are non-transferable. In the event of a return of assets on winding up of the Company, the deferred shareholders receive 1p in respect of their shareholding it its entirety.

21.	Shareholders’ equity

		Share			Cumulative
	Share	premium	Merger	Other	exchange	Accumulated
	capital	account	reserve	reserve	reserve	deficit	Total
	£	£	£	£	£	£	£

At January 1, 2006	6,957,640	39,654,069	1,885,533	1,354,725	—	(37,067,809)	12,784,158
Loss for the year	—	—	—	—	—	(13,277,528)	(13,277,528)
New share capital issued	71,000	12,709,000	—	—	—	—	12,780,000
Share issue costs	—	(659,324)	—	—	—	—	(659,324)
Credit to equity for equity- settled share-based payments	—	—	—	781,296	—	—	781,296
Exchange adjustments	—	—	—	—	(903,185)	—	(903,185)

At December 31, 2006	7,028,640	51,703,745	1,885,533	2,136,021	(903,185)	(50,345,337)	11,505,417
Profit for the year	—	—	—	—	—	3,983,801	3,983,801
New share capital issued	252	52,507	—	—	—	—	52,759
Credit to equity for equity- settled share-based payments	—	—	—	614,773	—	—	614,773
Repurchased equity options	—	—	—	(131,143)	—	—	(131,143)
Repurchased warrants	—	—	—	(480,845)	—	—	(480,845)
Exchange adjustments	—	—	—	—	(383,633)	—	(383,633)
Exchange adjustments taken to statement of operations for discontinued operations	—	—	—	—	713,901	—	713,901
Transfer of merger reserve to income statement	—	—	(1,885,533)	—	—	1,885,533	—

At December 31, 2007	7,028,892	51,756,252	—	2,138,806	(572,917)	(44,476,003)	15,875,030

The merger reserve relates to the acquisition of GeneSensor, the molecular sensing business. When the shareholding was acquired in 2004, the Company elected to take the available merger relief on acquisition accounting under Section 131. The shares issued as consideration were recorded at market value rather than the nominal value and the corresponding increase in equity was reported as a merger reserve in accordance with Section 131. In the current year, GeneSensor has been abandoned, the goodwill has been impaired and therefore the reserve has been realized.

The other reserve relates to the equity-settled share compensation schemes.

Osmetech plc

Notes to Consolidated Financial Statements (Continued)

21.	Shareholders’ equity (Continued)

The following ordinary shares of 0.10p each were issued during the year for cash consideration as a result of the exercise of share options:

Date	Number	Consideration

January 22, 2007	10,000	14.25p
May 24, 2007	166,666	22.25p
June 19, 2007	33,333	19.25p
December 7, 2007	25,000	18.50p
December 7, 2007	16,667	19.25p

Warrants

During the year ended December 31, 2007, the Company repurchased warrants which had been previously issued to Motorola Inc. as consideration for the acquisition of Clinical Micro Sensors Inc. The warrants outstanding were as follows:

	Number of ordinary shares under warrant as at December 31,		Subscription
Date	2006	2007	Price	Exercisable between

July 26, 2005	7,811,428	—	17.5p	July 27, 2005 to July 26, 2010

	7,811,428	—

Each warrant entitled the holder to subscribe for one ordinary share. The warrants had a fair value of £923,144, as determined by the Black-Scholes model for pricing. The Company paid cash of £468,686 plus costs of £12,159, in return for the cancellation of the warrants. A corresponding deduction from equity has been recorded. No gain or loss has been reported in line with IAS 32.

22.	Share-based payments

The Company has granted options under the Osmetech plc Enterprise Management Incentive Plan (the “EMI Plan”), the Osmetech plc 2003 US Equity Compensation Plan (the “US Plan”) and Long Term Incentive Awards (the “LTIPs”) and has entered into individual option agreements and unapproved options as shown in the table below. An unapproved share option is an option as defined by HM Revenue and Customs which does not attract tax relief on exercise.

A. EMI Plan:

	Number of ordinary shares under option as of December 31,		Subscription
Issue Date	2006	2007	Price	Exercisable between

September 17, 2002	75,000	75,000	17.5 p	December 17, 2002 to September 17, 2012
February 24, 2003	142,601	142,601	23.9 p	December 17, 2003 to February 24, 2013
September 2, 2005	987,644	987,644	0.10p	October 2, 2005 to September 2, 2015

	1,205,245	1,205,245

Osmetech plc

Notes to Consolidated Financial Statements (Continued)

22.  Share-based payments (Continued)

B. US Plan:

	Number of ordinary shares under option as of December 31,		Subscription
Issue Date	2006	2007	price	Exercisable between

April 1, 2003	1,825,000	—	23.3p	April 1, 2004 and April 1, 2013
August 3, 2005	2,600,000	2,410,000	19.25p	August 3, 2006 to August 3, 2015
September 26, 2005	25,000	—	18.10p	September 26, 2006 to September 26, 2015
October 5, 2005	500,000	—	17p	October 5, 2006 to October 5, 2015
October 24, 2005	25,000	25,000	14.75p	October 24, 2006 to October 24, 2015
November 1, 2005	515,000	485,000	14.25p	November 1, 2006 to November 1, 2015
December 2, 2005	100,000	100,000	24.25p	December 2, 2006 to December 2, 2015
December 8, 2005	170,000	160,000	22.75p	December 8, 2006 to December 8, 2015
March 24, 2006	2,810,000	200,000	22.25p	March 24, 2007 to March 24, 2016
March 27, 2006	35,000	10,000	22.50p	March 27, 2007 to March 27, 2016
May 18, 2006	50,000	50,000	22.25p	May 18, 2007 to May 18, 2016
June 21, 2006	780,000	505,000	18.50p	June 21, 2007 to June 21, 2016
July 5, 2006	970,000	470,000	21.25p	July 5, 2007 to July 5, 2016
August 10, 2006	110,000	60,000	18.75p	August 10, 2007 to August 10, 2016
October 5, 2006	250,000	250,000	16.50p	October 5, 2007 to October 5, 2016
November 28, 2006	150,000	150,000	25.00p	November 28, 2007 to November 28, 2016
January 11, 2007	—	1,440,000	24.00p	January 11, 2008 to January 11, 2017
March 28, 2007	—	290,000	23.00p	March 28, 2008 to March 28, 2017
May 8, 2007	—	140,000	25.00p	May 8, 2008 to May 8, 2017
June 29, 2007	—	640,000	23.00p	June 29, 2008 to June 29, 2017
July 31, 2007	—	85,000	18.75p	July 31, 2008 to July 31, 2017
August 31, 2007	—	110,000	19.00p	August 31, 2008 to August 31, 2017
October 9, 2007	—	755,000	22.25p	October 9, 2008 to October 9, 2017
December 7, 2007	—	335,000	25.25p	December 7, 2008 to December 7, 2017

	10,915,000	8,670,000

Osmetech plc

Notes to Consolidated Financial Statements (Continued)

22.  Share-based payments (Continued)

C.	Individual Option Agreements:

	Number of ordinary shares under option as of December 31,		Subscription
Issue Date	2006	2007	price	Exercisable between

September 25, 1998	111,700	111,700	20p	October 21, 2001 to October 21, 2008
April 26, 2000	135,000	135,000	262.5p	April 26, 2003 to April 26, 2010
March 20, 2001	25,000	25,000	110p	March 1, 2004 to March 20, 2011
March 20, 2001	75,000	75,000	110p	March 20, 2004 to March 20, 2011
January 29, 2002	100,000	100,000	127.5p	January 29, 2005 to January 29, 2012
February 24, 2003	4,500	4,500	23.9p	February 24, 2004 to February 24,
				2013
October 13, 2004	76,375	76,375	34p	October 13, 2004 to November 22, 2008

	527,575	527,575

D.	Unapproved Options:

	Number of ordinary shares under option as at December 31,		Subscription
Issue Date	2006	2007	price	Exercisable between

September 2, 2005	2,858,509	2,858,509	0.10p	October 2, 2005 to September 2, 2015

	2,858,509	2,858,509

E.	LTIPs:

	Number of ordinary shares
	under option as at December 31,		Subscription
Issue Date	2006	2007	price	Exercisable between

September 2, 2005	14,498,544	12,521,470	0.10p	September 3, 2005 to September 2, 2015
January 30, 2007	—	4,716,039	0.10p	January 30, 2007 to January 30, 2017

	14,498,544	17,237,509

Employee participation in these schemes is at the discretion of the Remuneration Committee or senior management of the Company. Share options granted under LTIPs, EMI Plan and Unapproved Options dated September 2, 2005 are exercisable at a price of 0.1 pence per share subject to the achievement of specific non-market based performance criteria. For LTIPs dated September 2, 2005, exercise is also subject to the achievement of share price targets. All other options are exercisable at a price equal to the average closing quoted market price of the Company’s shares on the date of grant and generally vest between 1 and 3 years.

Options are generally exercisable for a period up to 10 years after grant and are forfeited if the employee leaves the Group before the options vest. At December 31, 2007, all options are equity-settled. Following the sale of the Group’s blood gas analyzer business on January 31, 2007, the US Plan was amended to allow share options held by CCD employees leaving the Group (“CCD Options”) to be repurchased for cash by Osmetech. For those holders of options to purchase an aggregate of 3,725,000 ordinary shares who elected to exercise and immediately sell their shares, the Group repurchased the

Osmetech plc

Notes to Consolidated Financial Statements (Continued)

22.  Share-based payments (Continued)

appreciation in value calculated on the difference between the closing bid price of an Osmetech plc share on the date of exercise and the related exercise price. At December 31, 2006, the CCD Options totaled 5,055,000 and expired on December 31, 2007.

Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the date of grant of equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of shares that will eventually vest. The fair value of the LTIPs is measured by use of a binomial model. The Black Scholes model is used to determine the fair value of other options. The models include adjustments, based on management’s best estimate, for the effects of exercise restrictions and behavioral considerations. The option life is derived by the models based on these assumptions and other assumptions identified below. Expected volatility is calculated using an analysis of volatility over an historical 3 year period, which equates to the expected life as management considers this to be the best method to determine future volatility.

The total expense included within the total operating loss for continuing and discontinued operations in respect of share-based payments was £781,000 and £615,000 for the years ended December 31, 2006 and 2007, respectively.

Details of the share options outstanding are as follows:

	LTIPs, EMI Plan and Unapproved Options dated September 2, 2005		Other options (exercise price at or below 25 pence per share)		Other options (exercise price above 25 pence per share)
		Weighted		Weighted		Weighted average
Year ended	Number of	average exercise	Number of	average exercise	Number of	exercise
December 31, 2006	options	price (pence)	options	price (pence)	options	price (pence)

Outstanding at beginning of period	18,344,697	0.10	7,063,801	20.13	412,550	149.86
Granted during the period	—	—	5,230,000	21.24	—	—
Forfeited during the period	—	—	(1,045,000)	20.36	(1,175)	34.00

Outstanding at end of period	18,344,697	0.10	11,248,801	20.62	411,375	150.19
Range of prices		0.10		14.25 - 24.25		34.00 - 262.50
Weighted average fair value	10.94	pence	9.36	pence	2.76	pence
Contractual remaining life	8.67	years	8.48	years	3.70	years
Exercisable at end of period	3,846,153	0.10	3,470,468	21.30	411,375	150.19

Osmetech plc

Notes to Consolidated Financial Statements (Continued)

22.  Share-based payments (Continued)

	LTIPs, EMI Plan and Unapproved Options dated September 2, 2005		Other options (exercise price at or below 25 pence per share)		Other options (exercise price above 25 pence per share)
		Weighted		Weighted		Weighted
Year ended	Number of	average exercise		average exercise	Number of	average exercise
December 31, 2007	options	price (pence)	Number of options	price (pence)	options	price (pence)

Outstanding at beginning of period	18,344,697	0.10	11,248,801	20.62	411,375	150.19
Granted during the period	4,716,039	0.10	3,610,000	23.11	335,000	25.25
Forfeited during the period	(1,977,074)	0.10	(2,213,334)	22.32	—	—
Exercised during the period	—	—	(3,976,666)	21.41	—	—

Outstanding at end of period	21,083,662	0.10	8,668,801	20.86	746,375	94.11
Range of prices		0.10		14.25 - 25.00		25.25 - 262.50
Weighted average fair value	10.64	pence	8.90	pence	5.87	pence
Contractual remaining life	7.99	years	8.35	years	5.95	years
Exercisable at end of period	3,846,153	0.10	3,018,801	19.30	411,375	150.19

For those share options granted in the period, the assumptions (including revisions thereto in relation to LTIPs) used in the calculation of the fair values were as follows:

	Years Ended December 31,
	2006		2007
	LTIPs	Other options	LTIPs	Other options

Vesting period (years)	4	2	4	2
Expected volatility (%)	69.9	58.5	50.7	50.7
Expected life (years)	4	3	4	3
Risk free rate (%)	4.14	4.62	5.32	5.34
Expected dividend yield (%)	zero	zero	zero	zero
Probability of achieving non-market based performance criteria (where applicable)	50	100	74	100

None and 3,976,666 of options were exercised during the years ended December 31, 2006 and 2007, respectively, as noted in the table above. The weighted average share price at the exercise date was 21.41p.

Osmetech plc

Notes to Consolidated Financial Statements (Continued)

23.	Commitments

At the balance sheet date, the Group had total future minimum lease payments under non-cancellable operating leases for each of the following periods:

	As of December 31,
	2006		2007
	Land and		Land and
	buildings	Other	buildings	other
	£	£	£	£

Commitments under non-cancellable operating leases Within one year	—	29,246	359,007	15,969
Between two and five years	1,730,187	45,184	107,296	—

	1,730,187	74,430	466,303	15,969

In relation to the Group’s significant leases, there are no contingent rentals payable, restrictions or further leasing imposed by these lease arrangements.

24.	Related party transactions

Transactions between Osmetech plc and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

The executive directors and non-executive directors are considered to be management personnel of the Group. Information on the remuneration of executive directors is shown in note 6. No director was, or is, materially interested in any contract subsisting during, or at the end of, the financial year which was significant in relation to the business of the Group.

25.	Pension costs

Osmetech makes contributions into money purchase pension schemes for the benefit of its employees. The assets of the schemes are held separately from those of Osmetech in independently administered funds. The pension cost charge represents contributions payable and paid by Osmetech to the funds, and amounted to £250,473 and £197,943 for the years ended December 31, 2006 and 2007, respectively. Osmetech plc had £33,450 and £62,700 of unpaid pension contributions as of December 31, 2006 and 2007, respectively.

26.	Financial instruments

There is no material difference between the fair values and book values of the financial instruments, which comprise financial assets and liabilities as disclosed in note 15, either in the current or prior year.

The Group’s treasury activities are designed to provide suitable, flexible funding arrangements to satisfy its requirements. The Company uses financial instruments comprising cash and short-term deposits. The main risks arising from the Company’s financial instruments are interest rate and liquidity risks. The Board of Directors of Osmetech plc reviews policies for managing each of these risks and they are summarized below.

The Group aims to achieve a balance between continuity and flexibility of funding by maintaining a range of maturities on its liquid resources. The Group also mixes the duration of its deposits to reduce the impact of interest rate fluctuations.

The Group has limited foreign currency risk since non-UK subsidiaries derive revenues and incur expenses denominated predominantly in the currencies of the countries in which they operate. All

Osmetech plc

Notes to Consolidated Financial Statements (Continued)

26.	Financial instruments (Continued)

monetary assets and liabilities of the Company are materially denominated in the operating or functional currency of the operating unit involved.

The Group held no financial liabilities with a contractual maturity date as of December 31, 2006 and 2007. All trade and other payables were due within one month as of December 31, 2006 and 2007. The credit risk is set out in note 15 and the management considers that the risk is adequately managed by appropriate credit control procedures as described in note 15.

The sterling carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the report date are as follows:

	Liabilities		Assets
	As of December 31,
	2006	2007	2006	2007
	£	£	£	£

Euro	38,689	1,837	179,972	37,822
US Dollar	1,943,516	1,172,984	4,897,966	7,375,811

The Group’s exposure to foreign currency has remained the same in comparison to 2006 being that the Group remains primarily a US based business and therefore exposed to movements in the US dollar.

In management’s opinion, the sensitivity analysis presented below is unrepresentative of the inherent foreign exchange risk in the Group as the year end exposure does not reflect exposure during the year. The Group does not enter into forward foreign exchange contracts.

The following table details the Group’s sensitivity to a 10% increase and 10% decrease in British Pounds Sterling against the US Dollar, which is the main risk area of foreign currency exposure.

	Currency impact
	US Dollar	US Dollar	US Dollar	US Dollar
	10%	10%	10%	10%
	Increase	Decrease	Increase	Decrease
	2006	2006	2007	2007

(Loss)/Profit	878,632	(1,073,884)	(492,322)	601,727
Other equity	(1,405,377)	1,717,683	265,959	(325,063)

A positive number above indicates an increase in profit or other equity where the British Pound Sterling strengthens 10% against the US Dollar. For a 10% weakening of the British Pound Sterling against the relevant currency, there would be an equal and opposite impact on the profit and other equity and the balance below would be negative.

The impact on other equity relates to the cumulative exchange reserve. The impact of this is limited because the Group has taken advantage of the first time adoption exemptions permitted under IFRS 1 to the period to January 1, 2006 which permits the Group to set the reserve to zero as at January 1, 2006, the effective date for the adoption of IFRS. On January 31, 2007, the Group disposed of the blood gas analyzer business and the cumulative exchange reserve relating to this division was recycled through profit and loss.

Osmetech plc

Notes to Consolidated Financial Statements (Continued)

26.	Financial instruments (Continued)

Interest-bearing financial assets

	Functional currency of operations
	December 31, 2006				December 31, 2007
	Total	Sterling	US Dollar	Euro	Total	Sterling	US Dollar	Euro
	£	£	£	£	£	£	£	£

Cash	1,403,085	368,640	957,108	77,337	4,713,622	104,373	4,571,427	37,822
Term Deposits	5,686,021	1,900,000	3,786,021	—	9,197,088	1,280,000	7,917,089	—

	7,089,106	2,268,640	4,743,129	77,337	13,910,710	1,384,373	12,488,516	37,822

The British Pounds Sterling and US Dollar cash balances attract interest at floating rates based on the Bank of England Base rate and US Prime Rate respectively.

The term deposits were of 31 days and 20 days duration, at a weighted average fixed rate of 5.22% and 4.08% as of December 31, 2006 and 2007, respectively.

27.	Post Balance Sheet Events

The UK full rate of corporation tax decreased from 30% to 28% effective from April 1, 2008. The 30% rate applied to profits arising before that date and the 28% rate will apply to profits arising after that date.

28.	Explanation of the transition to IFRS

This is the first year that the Group has presented its financial statements under IFRS. The following disclosures are required in the year of transition. The last financial statements under UK GAAP were the accounts for the year ended December 31, 2006 and the date of transition to IFRS was therefore January 1, 2006.

The major areas of impact of IFRS are summarized below:

•	Goodwill is not amortized under IFRS, but rather subject to annual impairment reviews. This has decreased administrative expenses from continuing operations for the year ended December 31, 2006 by £130,626. The increase in goodwill before reclassification of the amount in respect of the disposal group was £133,385, before foreign exchange. The opening equity reconciliation as at the date of transition is not impacted since the Board of Directors has elected to select January 1, 2006 as the date of adoption of IFRS 3 as explained further below. The goodwill was not translated at the transition date.

•	Recognition of disposal groups under IFRS 5, Non Current Assets Held For Sale and Discontinued Operations. The impact is shown in the balance sheet as of December 31, 2006 as the reclassification of certain assets and liabilities to assets held for sale and liabilities held for sale. There was no impact on net assets. There is no impact on the opening balance sheet as at January 1, 2006 as the classification criteria were not met until December 31, 2006.

•	Reclassification of short term amounts held on deposit with a maturity of less than three months as cash and cash equivalents were included in current asset investments under UK GAAP. This has increased cash and cash equivalents as of January 1, 2006 by £6,300,000 and decreased current asset investments by £6,300,000. As of December 31, 2006, the impact of this adjustment is an increase in cash and cash equivalents of £5,686,000 and a reduction in current asset investments of £5,686,000.

Osmetech plc

Notes to Consolidated Financial Statements (Continued)

28.	Explanation of the transition to IFRS (Continued)

•	Reclassification of current tax assets of £126,146 to a separate component of current assets from trade and other receivables and the reclassification of current tax liabilities of £9,524 at December 31, 2006 to a separate component of current liabilities from trade and other payables.

Prior year restatements

The Group has revisited its accounting treatment in respect of certain employee expenses incurred relating to the disposal of the blood gas analyzer business. Subsequent to the issuance of its UK GAAP financial statements for the year ended December 31, 2006, the Company has determined that the costs of £2,034,588 should be expensed over the period from when the decision was made until the date of disposal rather than recognizing all the costs upon disposal.

The Group has also reclassified the accrued costs of £20,000 and £173,280 at January 1, 2006 and December 31, 2006 respectively, in relation to commitments relating to leases to provisions, as management believes this provides a better presentation of the nature and timing of the obligation.

Explanation of the adjustments to conform to IFRS

Impact on the cash flow statement

Under IAS 7, Cash Flow Statements, movements on cash and cash equivalents are reconciled. Cash and cash equivalents are defined as amounts which are readily convertible to known amounts of cash with insignificant risk of changes in value. Management has defined this as amounts with a maturity of less than three months. Under UK GAAP the cash flow statement reconciles cash only. The change in presentation of the cash flow statement under IAS 7 makes no difference to the cash and cash equivalents generated by the Group. There is also no impact on the cash flow statements or notes to the statement.

IFRS transitional arrangements

In accordance with International Financial Reporting Standard 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), the Group’s accounting policies under IFRS have been applied retrospectively at the date of transition, with the exception of a number of permitted exemptions. These are summarized below:

•	The selection of January 1, 2006 as the date of adoption of IFRS 3, Business Combinations, and, as a consequence, IAS 21, The Effects of Changes in Foreign Exchange Rates, IAS 38, Intangible Assets, and IAS 36, Impairment of Assets.

•	The setting to zero of all cumulative translation differences at January 1, 2006.

•	The permitted exemption in respect of IFRS 3 that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to past business combinations was adopted by the Group in respect of all business combinations. This resulted in the goodwill recognized on acquisition of the CCD division and the goodwill recognized on acquisition of the GeneSensor molecular sensing business was being frozen at the amount previously recognized under UK GAAP at the point of transition.

•	The permitted exemption under IAS 21 that a first-time adopter need not apply IAS 21 retrospectively to fair value adjustments and goodwill arising in business combinations that occurred before the date of transition to IFRS. Therefore, goodwill arising on the blood gas

Osmetech plc

Notes to Consolidated Financial Statements (Continued)

28.	Explanation of the transition to IFRS (Continued)

analyzer business is deemed to be a non-monetary foreign currency item, which is reported using the exchange rate applied under UK GAAP.

Reconciliation of equity at January 1, 2006 (date of transition to IFRS)

				Effect of
		Prior year	Restated UK	transition to
	UK GAAP	Restatements	GAAP	IFRS	IFRS
	£	£	£	£	£

Goodwill	1,308,701	—	1,308,701	—	1,308,701
Other intangible assets	754,248	—	754,248	—	754,248
Property, plant and equipment	1,451,766	—	1,451,766	—	1,451,766
Total non-current assets	3,514,715	—	3,514,715	—	3,514,715
Inventories	1,719,302	—	1,719,302	—	1,719,302
Trade and other receivables	3,019,365	—	3,019,365	—	3,019,365
Investments	6,300,000	—	6,300,000	(6,300,000)	—
Cash and cash equivalents	907,177	—	907,177	6,300,000	7,207,177

Total current assets	11,945,844	—	11,945,844	—	11,945,844

Total assets	15,460,559	—	15,460,559	—	15,460,559
Trade and other payables	(2,676,401)	20,000	(2,656,401)	—	(2,656,401)
Provisions	—	(20,000)	(20,000)		(20,000)

Total liabilities	(2,676,401)	—	(2,676,401)	—	(2,676,401)

Total assets less total liabilities	12,784,158	—	12,784,158	—	12,784,158

Issued capital	6,957,640	—	6,957,640	—	6,957,640
Share premium account	39,654,069	—	39,654,069	—	39,654,069
Merger reserve	1,885,533	—	1,885,533	—	1,885,533
Other reserve	1,354,725	—	1,354,725	—	1,354,725
Accumulated deficit	(37,067,809)	—	(37,067,809)	—	(37,067,809)

Total equity	12,784,158	—	12,784,158	—	12,784,158

Osmetech plc

Notes to Consolidated Financial Statements (Continued)

28.	Explanation of the transition to IFRS (Continued)

Reconciliation of equity at December 31, 2006

					Reclassified to
				Effect of	Discontinued
		Prior year	Restated	Transition	Operations
	UK GAAP	Restatements	UK GAAP	to IFRS	(Note 4)	Reclassification	IFRS
	£	£	£	£	£	£	£

Goodwill	1,115,072	—	1,115,072	133,385	(271,362)		977,095
Other intangible assets	933,947	—	933,947	—	—		933,947
Property, plant and equipment	1,740,419	—	1,740,419	—	(862,402)		878,017

Total non-current assets	3,789,438	—	3,789,438	133,385	(1,133,764)		2,789,059

Inventories	2,261,293	—	2,261,293	—	(1,863,660)		397,633
Trade and other receivables	2,020,270	—	2,020,270	—	(1,600,204)	(126,146)	293,920
Current tax assets	—	—	—	—	—	126,146	126,146
Investments	5,686,021	—	5,686,021	(5,686,021)	—	—	—
Cash and cash equivalents	1,403,085	—	1,403,085	5,686,021	—	—	7,089,106

Total current assets	11,370,669	—	11,370,669	—	(3,463,864)		7,906,805
Assets held for sale	—	—	—	—	4,597,628		4,597,628

Total assets	15,160,107		15,160,107	133,385	—		15,293,492
Trade and other payables	(2,328,575)	(1,286,220)	(3,614,795)	—	1,536,460	9,524	(2,068,811)
Current tax liabilities	—	—	—	—		(9,524)	(9,524)
Provisions	—	(173,280)	(173,280)	—	—	—	(173,280)

Total liabilities	(2,328,575)	—	(3,788,075)	—	—	—	(2,251,615)
Liabilities directly associated with assets held for sale	—	—	—		(1,536,460)	—	(1,536,460)

Total assets less total liabilities	12,831,532	—	11,372,032	133,385	—	—	11,505,417

Issued capital	7,028,640	—	7,028,640	—	—	—	7,028,640
Share premium account	51,703,745	—	51,703,745	—	—	—	51,703,745
Merger reserve	1,885,533	—	1,885,533	—	—	—	1,885,533
Other reserve	2,136,021	—	2,136,021	—	—	—	2,136,021
Cumulative exchange reserve	—	—	—	(903,185)	—	—	(903,185)
Accumulated deficit	(49,922,407)	(1,459,500)	(51,381,907)	1,036,570	—	—	(50,345,337)

Total equity	12,831,532	(1,459,500)	11,372,032	133,385	—	—	11,505,417

Osmetech plc

Notes to Consolidated Financial Statements (Continued)

28.	Explanation of the transition to IFRS (Continued)

Reconciliation of consolidated loss for the year ended December 31, 2006

					Reclassified to
				Effect of	discontinued	Reclassified
		Disposal	Adjusted	transition	operations	to employee
	UK GAAP	Costs	UK GAAP	to IFRS	(Note 4)	Benefits	IFRS
	£	£	£	£	£	£	£

Continuing operations
Revenue	48,635	—	48,635	—	—	—	48,635
Changes in inventories of finished goods and work in progress and royalties on product sales	(31,350)	—	(31,350)	—	—	—	(31,350)
Other expenses	(7,262,291)	(713,000)	(7,975,291)	4,264	—	4,154,399	(3,816,628)
Depreciation and amortization	(493,810)	—	(493,810)	130,626	—	—	(363,184)
Research and development costs	(4,767,767)	—	(4,767,767)	—	333,533	1,399,911	(3,034,323)
Employee benefits	—	—	—	—	—	(5,554,310)	(5,554,310)

	(12,555,218)	(713,000)	(13,268,218)	134,890	333,533	—	(12,799,795)

Operating expense	(12,506,583)	(713,000)	(13,219,583)	134,890	333,533	—	(12,751,160)
Investment revenues	284,582		284,582	—	—	—	284,582

Loss before taxation	(12,222,001)	(713,000)	(12,935,001)	134,890	333,533	—	(12,466,578)
Taxation	126,211		126,211		—	—	126,211

(Loss)/profit for the year from continuing operations	(12,095,790)	(713,000)	(12,808,790)	134,890	333,533	—	(12,340,367)

Profit/(loss) for the year from discontinued operations net of tax	142,872	(746,500)	(603,628)	—	(333,533)	—	(937,161)

Loss for the year	(11,952,918)	(1,459,500)	(13,412,418)	134,890	—	—	(13,277,528)

Osmetech plc

Unaudited Condensed Consolidated Balance Sheets

	As of
	December 31,	As of June 30,
	2007	2008	2008
	£	£	$

Non current assets
Goodwill	—	—	—
Other intangible assets	1,162,747	1,035,333	2,060,934
Property, plant and equipment	976,220	988,266	1,967,242

	2,138,967	2,023,599	4,028,176
Current assets
Inventories	445,806	598,849	1,192,069
Trade and other receivables	367,328	968,883	1,928,658
Current tax assets	465,220	401,877	799,977
Cash and cash equivalents	13,910,710	6,676,043	13,289,331

	15,189,064	8,645,652	17,210,035

Total assets	17,328,031	10,669,251	21,238,211

Liabilities
Current liabilities
Trade and other payables	(1,273,428)	(1,100,548)	(2,190,751)
Current tax liabilities	(8,478)	(9,390)	(18,692)

	(1,281,906)	(1,109,938)	(2,209,443)
Non current liabilities:
Provisions	(171,095)	(170,708)	(339,811)

Total liabilities	(1,453,001)	(1,280,646)	(2,549,254)

Net assets	15,875,030	9,388,605	18,688,957

Equity
Called up share capital	7,028,892	7,028,952	13,991,832
Share premium account	51,756,252	51,767,742	103,048,867
Merger reserve	—	—	—
Other reserves	2,138,806	2,304,603	4,587,543
Cumulative exchange reserve	(572,917)	(589,551)	(1,173,560)
Accumulated deficit	(44,476,003)	(51,123,141)	(101,765,725)

Total equity	15,875,030	9,388,605	18,688,957

*	The results for the six months ended June 30, 2007 have been restated from the results included in the interim report for the period ended June 30, 2007, as published by the Company on September 27, 2007. The effects of these restatements are disclosed in note 5.

Osmetech plc

Unaudited Condensed Consolidated Statements of Operations

		Six months ended June 30,
		(restated*)
		£	£	$

Continuing operations
Revenue		70,061	127,994	254,785
Changes in inventories of finished goods and work in progress		(47,798)	(155,588)	(309,714)
Employee benefits		(3,223,842)	(3,370,116)	(6,708,553)
Research and development costs		(1,301,699)	(1,092,324)	(2,174,380)
Depreciation and amortisation		(220,588)	(264,114)	(525,745)
Other expenses		(1,588,397)	(2,067,058)	(4,114,686)

		(6,382,324)	(6,949,200)	(13,833,078)

Operating loss		(6,312,263)	(6,821,206)	(13,578,293)
Interest on bank balances and term deposits		496,478	174,068	346,500
Loss before taxation		(5,815,785)	(6,647,138)	(13,231,793)
Taxation		74,000	—	—

Loss for the period from continuing operations		(5,741,785)	(6,647,138)	(13,231,793)

Discontinued operations
Profit for the period from discontinued operations net of tax		17,199,808	—	—

Profit/(loss) for the period		11,458,023	(6,647,138)	(13,231,793)

Earnings/(loss) per share:
From continuing and discontinued operations
Basic and diluted	3	0.0564	(0.0327)	(0.0651)

From continuing operations
Basic and diluted	3	(0.0283)	(0.0327)	(0.0651)

From discontinued operations
Basic and diluted	3	0.0847	—	—

*	The results for the six months ended June 30, 2007 have been restated from the results included in the interim report for the period ended June 30, 2007, as published by the Company on September 27, 2007. The effects of these restatements are disclosed in note 5.

Osmetech plc

Unaudited Condensed Consolidated Statement of Total Recognized Income and Expense

	Six Months Ended	Six Months Ended	Six Months Ended
	June 30, 2007	June 30, 2008	June 30, 2008
	(restated*)
	£	£	$

Exchange differences on translation of foreign operations	(457,935)	(16,634)	(33,112)
Transfers:
Cumulative translation adjustment on disposal of discontinued operations	(713,901)	—	—

Net expense recognized directly in equity	(1,171,836)	(16,334)	(33,112)

Profit/(loss) for the period	11,458,023	(6,647,138)	(13,231,793)

Total recognized income/(expense) for the period	10,286,187	(6,663,772)	(13,264,905)

*	The results for the six months ended June 30, 2007 have been restated from the results included in the interim report for the period ended June 30, 2007, as published by the Company on September 27, 2007. The effects of these restatements are disclosed in note 5.

Osmetech plc

Unaudited Condensed Consolidated Statements of Cash Flows

			Six months ended June 30,
			(restated*)
			£	£	$

Net cash used in operating activities	(a	)	(6,312,140)	(7,257,402)	(14,446,584)
Net cash generated from investing activities	(c	)	20,115,152	17,948	35,727
Net cash generated from/(used in) financing activities	(c	)	(442,334)	11,550	22,991

Net (decrease)/increase in cash and cash equivalents			13,360,678	(7,227,904)	((14,387,866)
Cash and cash equivalents at beginning of the period			7,089,106	13,910,710	27,690,659
Effect of foreign exchange rate changes			(371,484)	(6,763)	(13,462)

Cash and cash equivalents at end of period			20,078,300	6,676,043	13,289,331

*	The results for the six months ended June 30, 2007 have been restated from the results included in the interim report for the period ended June 30, 2007, as published by the Company on September 27, 2007. The effects of these restatements are disclosed in note 5.

Osmetech plc

Notes to the Unaudited Condensed Consolidated Statements of Cash Flows

(a) Reconciliation of profit/(loss) for the period to net cash outflow from operating activities

	Six months ended June 30,
	(restated*)
	£	£	$

Profit/(loss) for the period	11,458,023	(6,647,138)	(13,231,793)
Adjustments for:
Depreciation of property, plant and equipment	209,405	214,898	427,776
Amortisation of other intangible assets	49,686	49,216	97,969
Share compensation charge	289,713	165,797	330,036
Interest on bank balances and term deposits	(496,478)	(174,068)	(346,500)
Income tax	(74,000)	—	—
Gain on disposal of discontinued operations net of tax	(17,392,027)	—	—
Decrease in provisions	2,185	(387)	(770)

Operating cash outflow before movements in working capital	(5,953,493)	(6,391,682)	(12,723,282)
Decrease/(increase) in inventories	54,747	(154,184)	(306,919)
Decrease/(increase) in receivables	97,117	(605,149)	(1,204,609)
Decrease in payables	(510,511)	(169,255)	(336,919)

Cash used in operations	(6,312,140)	(7,320,270)	(14,571,729)
Income taxes received	—	62,868	125,145

Net cash used in operating activities	(6,312,140)	(7,257,402)	(14,446,584)

Net cash used in continuing operations	(6,258,751)	(7,257,402)	(14,446,584)
Net cash used in discontinued operations	(53,389)	—	—

*	The results for the six months ended June 30, 2007 have been restated from the results included in the interim report for the period ended June 30, 2007, as published by the Company on September 27, 2007. The effects of these restatements are disclosed in note 5.

(b) Major non-cash transactions

There were no major non cash transactions in the six months ended June 30, 2008 or the six months ended June 30, 2007.

Osmetech plc

Notes to the Unaudited Condensed Consolidated Statements of Cash Flows (continued)

(c) Analysis of cash flows—Gross cash flows

	June 30,	June 30,	June 30,
	2007	2008	2008
	£	£	$

Investing activities
Interest received	507,409	176,907	352,151
Purchases of property, plant and equipment	(420,489)	(234,313)	(466,424)
Purchases of other intangible assets	(274,968)	—	—
Adjustment to purchase price of intangible assets	—	75,354	150,000

Net cash (used in)/generated from investing activities (continuing operations)	(188,048)	17,948	35,727

Net cash generated from investing activities (discontinued operations)	20,303,200	—	—

	20,115,152	17,948	35,727

Financing activities
Proceeds on issues of shares	38,510	11,550	22,991
Cash payments to redeem share warrants	(480,844)	—	—
Cash settlements of repurchased share options	—	—	—

Net cash (used in)/generated from financing activities (continuing operations)	(442,334)	11,550	22,991

Net cash generated from/(used in) financing activities (discontinued operations)	—	—	—

	(442,334)	11,550	22,991

Osmetech plc

Notes to the Unaudited Condensed Consolidated Financial Statements

1  Basis of preparation

The annual consolidated financial statements of Osmetech plc (the “Company”) and its subsidiaries (the “Group”) are prepared in accordance with IFRS as issued by the International Accounting Standards Board. These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’, and with the accounting policies of the Group set out in the audited consolidated financial statements for the year ended December 31, 2007. No changes have been made to the Group’s accounting policies in the six month period ended June 30, 2008.

During the six month period ended June 30, 2008 the Group incurred a loss after tax of £6.6 million from continuing operations.

In the prior year, the Group completed the development of the second generation e-Sensor XT-8 electrochemical molecular diagnostics system. The system, along with the Warfarin sensitivity test, received 510(k) clearance from the FDA in July 2008 and has now been launched. The directors intend to commercialize the product throughout the remainder of 2008 and into 2009 which will involve continued investment in the Group’s infrastructure and product pipeline. The forecasts prepared by the directors indicate that further funding will be required in 2009 in order to supplement revenues from the launch of the eSensor XT-8 platform and fully enact their commercialisation plans to optimize value from the Group’s products.

The directors have a reasonable expectation, given these recent achievements and the current strength of the Group’s operations, that the Group will be able to secure sufficient funding to enable it to properly exploit the commercialisation opportunities for the e-Sensor XT-8 System and meet its liabilities as they fall due for the foreseeable future.

However, the absence of agreed funding as at September 25, 2008, the date of issue of this financial information, indicates the existence of a material uncertainty which may cast significant doubt about the Group’s ability to continue as a going concern and therefore it may be unable to realise its assets and discharge its liabilities in the normal course of business. The accounts do not include any adjustments which maybe necessary if the Group was unable to continue to operate.

The financial information set out in this half-yearly financial report relating to the year ended December 31, 2007, which has been derived from the audited financial statements for the year ended December 31, 2007, does not constitute statutory accounts for that period as defined in section 240 of the Companies Act 1985. A copy of the statutory accounts for that year was delivered to the Registrar of Companies following the Company’s annual general meeting. The auditors’ report on those accounts was not qualified but did include a reference to the going concern basis of preparation, to which the auditor drew attention by way of emphasis without qualifying their report and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

Osmetech plc

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

2	Segment reporting

Revenue is wholly attributable to the Group’s principal activity which is the design, development, manufacture and sale of molecular diagnostics products. The geographical analysis of segment revenue and segment result is based on the location of its markets and is analysed as follows:

		Rest of			Rest of
	UK	Europe	USA	Far East	World	Group
	£000	£000	£000	£000	£000	£000

Six months ended June 30, 2008
Continuing operations
Segment revenue	—	—	123	—	5	128

Segment result	(463)		(6,110)		(248)	(6,821)

Interest on bank balances and term deposits						174
Loss before tax						(6,647)

Tax						—

Loss for the period from continuing operations						(6,647)

Six months ended June 30, 2007
Continuing operations
Segment revenue	—	2	60	6	2	70

Segment result	(840)	1	(5,476)	2	1	(6,312)

Interest on bank balances and term deposits						496
Loss before tax						(5,816)

Tax						74

Loss for the period from continuing operations						(5,742)

The UK segment includes £416,000 of corporate costs for the period ended June 30, 2008 (£753,000 period ended June 30, 2007).

This segment result includes £166,000 in respect of share compensation charges (£162,000 period ended June 30, 2007).

Osmetech plc

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

2	Segment reporting (Continued)

The geographical analysis of segment assets and liabilities is based on the location of the assets and liabilities is as follows:

		Rest of
	UK	Europe	USA	Group
	£000	£000	£000	£000

Six months ended June 30, 2008
Continuing operations
Other information
Purchases of property, plant and equipment and other intangible assets	—	—	234	234
Depreciation and amortisation	—	—	264	264
Balance sheet
Segment assets	6,722	41	3,906	10,669

Segment liabilities	(283)	(2)	(996)	(1,281)

Six months ended June 30, 2007
Continuing operations
Other information
Purchases of property, plant and equipment and other intangible assets	—	—	695	695
Depreciation and amortisation	—	—	220	220
Balance sheet
Segment assets	5,603	54	18,624	24,281

Segment liabilities	(306)	—	(902)	(1,208)

3  Loss per share

	Six Months	Six Months
	Ended	Ended
	June 30,	June 30,
	2007	2008
	£000	£000

Profit/(loss) for the period attributable to equity holders of the Company — continuing and discontinued operations	11,458	(6,647)
Adjustment for profit from discontinued operations	(17,200)	—

Loss for the period attributable to equity holders of the Company — continuing operations	(5,742)	(6,647)

Osmetech plc

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

3  Loss per share (Continued)

	Six Months	Six Months
	Ended	Ended
	June 30,	June 30,
	2007	2008
	£	£

Loss per share from continuing and discontinued operations
Basic and diluted	0.0564	(0.0327)

Loss per share from continuing operations
Basic and diluted	(0.0283)	(0.0327)

Earnings per share from discontinued operations
Basic and diluted	0.0847	—

Basic loss per share is calculated by dividing profit or loss for the financial period attributable to equity holders by 202,934,689 or 203,107,701 for the six months ended June 30, 2007 and June 30, 2008, respectively, being the weighted average number of shares in issue during the period.

IAS 33 requires presentation of diluted (loss)/earnings per share when a company could be called upon to issue shares that would decrease net profit or increase net loss per share. For a loss making company with outstanding share options, net loss per share would only be increased by the exercise of out-of-the-money options. Since it is inappropriate to assume that option holders would act irrationally, no adjustment is made to diluted (loss)/earnings per share for out-of-the-money share options. The number of potential dilutive ordinary shares was 30,004,873 and 30,472,450 at June 30, 2007 and 2008, respectively.

Osmetech plc

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

4  Statement of changes in equity

		Share			Cumulative
	Share	premium	Merger	Other	exchange	Accumulated
	capital	account	reserve	reserve	reserve	deficit	Total
	£000	£000	£000	£000	£000	£000	£000

At January 1, 2007	7,028	51,704	1,885	2,136	(903)	(50,345)	11,505
Profit for the period	—	—	—	—	—	11,458	11,458
New share capital issued	1	44	—	—	—	—	45
Credit to equity for equity- settled share-based payments	—	—	—	326	—	—	326
Repurchased equity options	—	—	—	(36)	—	—	(36)
Repurchased warrants	—	—	—	(481)	—	—	(481)
Exchange adjustments	—	—	—	—	(458)	—	(458)
Exchange adjustments taken to income statement for discontinued operations	—	—	—	—	714	—	714

At June 30, 2007	7,029	51,748	1,885	1,945	(647)	(38,887)	23,073

Loss for the period	—	—	—	—	—	(7,474)	(7,474)
New share capital issued	—	8	—	—	—	—	8
Credit to equity for equity-settled share-based payments	—	—	—	289	—	—	289
Repurchased equity options	—	—	—	(95)	—	—	(95)
Exchange adjustments	—	—	—	—	74	—	74
Transfer of merger reserve to income statement	—	—	(1,885)	—	—	1,885	—

At December 31, 2007	7,029	51,756	—	2,139	(573)	(44,476)	15,875

Loss for the period	—	—	—	—	—	(6,647)	(6,647)
New share capital issued	—	12	—	—	—	—	12
Credit to equity for equity-settled share-based payments	—	—	—	165	—	—	165
Exchange adjustments	—	—	—	—	(17)	—	(17)

At June 30, 2008	7,029	51,768	—	2,304	(590)	(51,123)	9,388

5  Changes to the previously reported financial statements

Subsequent to the issuance of the interim statements for the six months ended June 30, 2007 the Group revised its accounting treatment in respect of certain expenses for employees of the continuing business incurred relating to the disposal of the blood gas analyser business and determined that the costs of £2,035,000 should be expensed over the period from when the decision was made until the date of disposal rather than recognising all the costs upon disposal. Accordingly, the comparative six month period ended June 30, 2007 has been restated.

In addition to this, the Group elected to present additional disclosures to provide an increased understanding of the financial performance of the Group. This information which provides additional analysis of other expenses has been retained for the interim financial results for the six months ended June 30, 2008 and the additional information has also been disclosed in the comparatives for the six

Osmetech plc

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

5  Changes to the previously reported financial statements (Continued)

months ended June 30, 2007. This additional information does not represent a restatement of the June 30, 2007 information, but provides additional disclosure. Additionally, certain reclassifications have been made to the comparative period ended June 30, 2007. These are as follows:

Discontinued operations — In December 2007, the development of the GeneSensor instrument platform was discontinued with the Group’s resources fully focused on the eSensor technology and eSensor XT-8 System. Accordingly, GeneSensor was disclosed as a discontinued operation for the year ended December 31, 2007. The financial information for the six months ended June 30, 2007 has been restated to show this business as a discontinued operation as required by IFRS 5, Non Current Assets Held For Sale and Discontinued Operations. The impact is shown in the consolidated income statement representing the loss for the period from GeneSensor excluding the impairment loss which did not occur until the decision to abandon the operation was made in December 2007.

Provisions — The Group also reclassified accrued costs of £169,618 at June 30, 2007, in relation to commitments relating to leases, to provisions, as management believes this provides a better presentation of the nature and timing of the obligation.

Impact of restatements on the consolidated loss for the six months ended June 30, 2007

			Reclassified to
	As previously	Disposal	discontinued
	reported	Costs	operations	As restated
	£000	£000	£000	£000

Continuing operations
Operating loss	(6,116)	(287)	91	(6,312)

Profit/(loss) for the period from discontinued operations net of tax	15,546	1,745	(91)	17,200

Profit for the period	10,000	1,458	—	11,458

Impact of restatements on the consolidated balance sheet at June 30, 2007

	As previously
	reported	Reclassification	As restated
	£000	£000	£000

Trade and other payables	(1,184)	170	1,014
Provisions	—	(170)	(170)
Total equity	23,073	—	23,073

There is no impact on the consolidated balance sheet.

6  Related party transactions

Transactions between the Company and its subsidiary undertakings, which are related parties, are eliminated on consolidation and are not disclosed in this note.

7  Seasonality

The business is not seasonal in nature and the Company does not anticipate any material impact of uneven costs.

Osmetech plc

Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)

8  Subsequent events

Since the June 30, 2008 balance sheet date the following events have occurred:

•	The Company’s second generation eSensor XT-8 System with Warfarin sensitivity test has been launched following FDA 510(k) clearance in July 2008.

•	In September 2008, an agreement was signed with QIAGEN to develop a respiratory viral test for the eSensor XT-8 System by adapting QIAGEN’s QIAplex-based assay.

9  Approval of the interim financial statements

The interim financial statements were approved by the board of directors on September 24, 2008.

Through and including          , 2008 (the 25th day after the date of this prospectus), U.S. Federal securities law may require all dealers effecting transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscription.

5,500,000 American Depositary Shares
representing 192,500,000 ordinary shares

LAZARD CAPITAL MARKETS

CANACCORD ADAMS

The date of this prospectus is          , 2008

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our articles of association provide that, subject to the Companies Act and every other statute, statutory instrument, regulation or order for the time being in force concerning companies registered under the Companies Act but without prejudice to any indemnity which the person concern may otherwise be entitled, every person who is or was at any time a director or other officer (excluding an auditor) of our company may be indemnified out of the assets of our company against all costs, charges, expenses, losses or liabilities sustained or incurred by him in the actual or purported execution or discharge of his duties or the exercise or purported exercise of his powers or otherwise in relation to or in connection with his duties, powers or office (including those duties, powers and discretions in relation to any company that is a trustee of an occupational pension scheme (as defined in section 235(6) of the Companies Act 2006).

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES

The following information is furnished with regard to all securities issued by us within the last three years which were not registered under the Securities Act. The issuance of such shares was deemed exempt from registration requirements of the Securities Act as such securities were offered and sold outside of the United States to persons who were neither citizens nor residents of the United States or such sales were exempt from registration under Section 4(2) of Securities Act.

In July 2005, we sold approximately 62.9 million ordinary shares for a net aggregate consideration of approximately £11.0 million and in July 2006, we sold approximately 71 million ordinary shares for an aggregate consideration of £12.8 million. In addition, in connection with our acquisition of the Clinical Micro Sensors business from Motorola, we issued to Motorola approximately 21.2 million ordinary shares (reflecting our 10-for-1 reverse stock split in October 2005) and warrants to purchase approximately 7.8 million of our ordinary shares at £0.175.

In addition, from January 1, 2005 through August 31, 2008, a total of 311,666 ordinary shares have been issued upon the exercise of share options granted to our directors and employees. We believe that the issuance of these options was exempt from registration under the Securities Act because they were made pursuant to exemptions from registration provided by Rule 701 or Regulation S promulgated thereunder.

No underwriter or underwriting discount or commission was involved in any of the issuances set forth in this Item 7.

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit
Number	Description of Exhibits

1.1	Form of Underwriting Agreement.*
3.1	Memorandum and Articles of Association.
4.1	Form of Share Certificate.*
4.2	Form of American Depositary Receipt (included in Exhibit 4.3).*
4.3	Form of Deposit Agreement to be entered into among the Registrant, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.*
5.1	Opinion of Ashurst LLP regarding the legality of the securities being registered.*
10.1	Commercial Lease Agreement between Vintage Rockland-Realty Trust and Osmetech Inc. for the property located at 136 Weymouth Street, Rockland, MA.*
10.2	Lease Agreement between Collis P. and Howard Huntington Memorial Hospital Trust and Osmetech Technologies, Inc., for the property located at 757 S. Raymond Avenue, Pasadena, CA.*
10.3	Commercial Lease Agreement between Kandamerica, Inc., and Osmetech Inc., for the property located at 126 W. Del Mar Blvd., Pasadena, CA.*
10.4	License agreement by and between California Institute of Technology and Clinical Micro Sensors, Inc., dated February 8, 1995, as amended and modified from time to time.++*
10.5	License agreement by and between Xanthon, Inc. and University of North Carolina , dated December 19, 1996, as amended and modified from time to time.++*
10.6	License agreement by and between President and Fellows of Harvard College and Clinical Micro Sensors, Inc., dated July 14, 1997, as amended and modified from time to time.++*
10.7	License agreement by and between Massachusetts Institute of Technology and Osmetech Molecular Diagnostics, as amended and modified from time to time.++*
10.8	License agreement by and among Oxford Gene Technology IP Limited, Oxford Gene Technology Limited and Clinical Micro Sensors, Inc., dated December 22, 2004, as amended and modified from time to time.++*
10.9	License agreement by and between Marshfield Clinic and Osmetech Molecular Diagnostics, dated October 15, 2007, as amended and modified from time to time.++*
10.10	License agreement by and between The University of Washington and Osmetech Molecular Diagnostics, dated February 28, 2007, as amended and modified from time to time.++*
21.1	List of Subsidiaries.*
23.1	Consent of Ashurst LLP (included in Exhibit 5.1).*
23.2	Consent of Deloitte & Touche LLP.
24.1	Powers of Attorney (included in the signature page).*

++	Confidential treatment has been requested with respect to certain portions of these exhibits.

*	Previously filed

ITEM 9.	UNDERTAKINGS

The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, offers and controlling person of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, England, on September 26, 2008.

OSMETECH PLC

By:	/s/ James N.G. White
Name: James N.G. White

Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ James N.G. White James N.G. White	Director and Chief Executive Officer (Principal Executive Officer)	September 26, 2008

/s/ David A. Sandilands David A. Sandilands	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 26, 2008

* Daryl J. Faulkner	Non-Executive Chairman	September 26, 2008

* Gordon J. Hall	Director	September 26, 2008

* Gordon B. Kuenster	Director	September 26, 2008

*By /s/ James N.G. White James N.G. White attorney-in-fact

INDEX TO EXHIBITS

Exhibit
Number	Description of Exhibits

1.1	Form of Underwriting Agreement.*
3.1	Memorandum and Articles of Association.
4.1	Form of Share Certificate.*
4.2	Form of American Depositary Receipt (included in Exhibit 4.3).*
4.3	Form of Deposit Agreement to be entered into among the Registrant, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.*
5.1	Opinion of Ashurst LLP regarding the legality of the securities being registered.*
10.1	Commercial Lease Agreement between Vintage Rockland-Realty Trust and Osmetech Inc. for the property located at 136 Weymouth Street, Rockland, MA.*
10.2	Lease Agreement between Collis P. and Howard Huntington Memorial Hospital Trust and Osmetech Technologies, Inc., for the property located at 757 S. Raymond Avenue, Pasadena, CA.*
10.3	Commercial Lease Agreement between Kandamerica, Inc., and Osmetech Inc., for the property located at 126 W. Del Mar Blvd., Pasadena, CA.*
10.4	License agreement by and between California Institute of Technology and Clinical Micro Sensors, Inc., dated February 8, 1995, as amended and modified from time to time.++*
10.5	License agreement by and between Xanthon, Inc. and University of North Carolina , dated December 19, 1996, as amended and modified from time to time.++*
10.6	License agreement by and between President and Fellows of Harvard College and Clinical Micro Sensors, Inc., dated July 14, 1997, as amended and modified from time to time.++*
10.7	License agreement by and between Massachusetts Institute of Technology and Osmetech Molecular Diagnostics, as amended and modified from time to time.++*
10.8	License agreement by and among Oxford Gene Technology IP Limited, Oxford Gene Technology Limited and Clinical Micro Sensors, Inc., dated December 22, 2004, as amended and modified from time to time.++*
10.9	License agreement by and between Marshfield Clinic and Osmetech Molecular Diagnostics, dated October 15, 2007, as amended and modified from time to time.++*
10.10	License agreement by and between The University of Washington and Osmetech Molecular Diagnostics, dated February 28, 2007, as amended and modified from time to time.++*
21.1	List of Subsidiaries.*
23.1	Consent of Ashurst LLP (included in Exhibit 5.1).*
23.2	Consent of Deloitte & Touche LLP.
24.1	Powers of Attorney (included in the signature page).*

++	Confidential treatment has been requested with respect to certain portions of these exhibits.

*	Previously filed